
10012452


2010

Focused on Quality. Delivering Results. | ANNUAL REPORT

PERRIGO®

PERRIGO®
2010 ANNUAL REPORT


PERRIGO®



515 Eastern Avenue
Allegan, Michigan 49010
Telephone: (269) 673-8451


Received SEC
SEP 16 2010
Washington, DC 20549

NOTICE OF PERRIGO COMPANY'S 2010 ANNUAL MEETING OF SHAREHOLDERS

We are pleased to invite you to Perrigo Company's Annual Meeting of Shareholders.

Date: **Wednesday, October 27, 2010**

Time: **10:00 a.m. Eastern Time**

Place: **Allegan County Area Technical & Education Center**
2891 116th Avenue (M-222)
Allegan, Michigan 49010

The purpose of this Annual Meeting is to:

- elect three directors,
- ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2011, and
- consider and act upon other business that may properly come before the meeting.

While all shareholders are invited to attend the meeting, only shareholders of record on September 3, 2010 may vote on the matters to be acted upon at the meeting.

Your vote is important. Please vote your shares as soon as possible regardless of whether you plan to attend the Annual Meeting so that your shares will be represented and voted at the meeting. To do so, you should promptly sign, date and return the enclosed proxy card or proxy voting instruction form or vote by telephone or Internet following the instructions on the proxy card.

Because of changes to the rules that guide how brokers vote your stock, brokers may no longer vote your shares regarding the election of directors unless they have your specific instructions on how to vote your shares. Please return your proxy card so your vote can be counted.

Our 2010 Annual Report to Shareholders is enclosed and is available along with the proxy statement at http://www.perrigo.com/proxymaterials.

Todd W. Kingma
Secretary

September 15, 2010

Perrigo Company

Proxy Statement

Table of Contents

The proxy statement, form of proxy and voting instructions are being mailed to shareholders starting on or about September 15, 2010.

Questions and Answers

Shareholders of publicly held companies often ask the following questions. We trust that the answers will assist you in casting your vote.

1. Why did I receive these proxy materials?

You received these proxy materials because you were a shareholder of record or a beneficial owner of Perrigo common stock on September 3, 2010, which entitles you to vote at our 2010 Annual Meeting of Shareholders.

2. What am I voting on?

You will be voting on two proposals at our annual meeting: (a) the election of three directors and (b) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2011.

3. What are the recommendations of the Board of Directors?

The Board of Directors recommends that you vote FOR the election of each director nominee and FOR the ratification of the appointment of Ernst & Young LLP. In addition, the proxy holders may vote in their discretion with respect to any other matter that properly comes before the meeting.

4. Who may vote?

Only shareholders of record at the close of business on September 3, 2010, the record date, may vote their shares at the Annual Meeting. On that date, there were 92,115,612 shares of Perrigo common stock outstanding.

5. How many votes do I have?

You have one vote for each share of Perrigo common stock that you owned on the record date.

6. What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Perrigo's Transfer Agent, Computershare, you are considered, with respect to those shares, the "shareholder of record." If your shares are held in a stock brokerage account or by a bank or other holder of record for your benefit, you are considered the "beneficial owner" of shares held in street name. The broker, bank or other holder of record is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the proxy card or proxy voting instruction form included with this proxy statement or by following the instructions for voting by telephone or on the Internet.

7. How do I vote?

If you own shares that are traded through NASDAQ, you may vote your shares in any of the following four ways:

1. By mail: complete, sign and date the proxy card or voting instruction form and return it in the enclosed envelope.
2. By telephone: call the toll-free number on the proxy card, enter the control number on the proxy card and follow the recorded instructions.

3. By Internet: go to the website listed on the proxy card, enter the control number on the proxy card and follow the instructions provided.

4. In person: attend the Annual Meeting, where ballots will be provided.

You may also vote by telephone or over the Internet if you hold your shares through a bank or broker that offers either of those options. If you choose to vote in person at the Annual Meeting and your shares are held in the name of your broker, bank or other nominee, you need to bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on September 3, 2010, the record date for voting.

If you own shares that are traded through the Tel-Aviv Stock Exchange (the "TASE"), you may vote your shares in one of the following two ways:

1. By mail: complete, sign and date the proxy card or voting instruction form and attach to it an ownership certificate from the Tel Aviv Stock Exchange Clearing House Ltd. (the "TASE's Clearing House") member through which your shares are registered (i.e., your broker, bank or other nominee) indicating that you were the beneficial owner of the shares on September 3, 2010, the record date for voting, and return the proxy card or voting instruction form, along with the ownership certificate, to our designated address for that purpose in Israel, P.O. Box 34003, Tel Aviv, Israel 61340. If the TASE member holding your shares is not a TASE's Clearing House member, please make sure to include an ownership certificate from the TASE's Clearing House member in which name your shares are registered.

2. In person: attend the Annual Meeting, where ballots will be provided. If you choose to vote in person at the Annual Meeting, you need to bring an ownership certificate from the TASE's Clearing House member through which your shares are registered (i.e., your broker, bank or other nominee) indicating that you were the beneficial owner of the shares on September 3, 2010, the record date for voting. If the TASE member holding your shares is not a TASE's Clearing House member, please make sure to include an ownership certificate from the TASE's Clearing House member in which name your shares are registered.

8. How does discretionary voting authority apply?

If you sign, date and return your proxy card or vote by telephone or Internet, your vote will be cast as you direct. If you do not indicate how you want to vote, you give authority to Judy L. Brown and Todd W. Kingma to vote on the items discussed in these proxy materials and on any other matter that is properly raised at the Annual Meeting. In that event, your proxy will be voted FOR the election of each director nominee, FOR the ratification of the appointment of Ernst & Young LLP, and FOR or AGAINST any other properly raised matters at the discretion of Judy Brown and Todd Kingma.

9. What can I do if I change my mind after I vote my shares?

If your shares are traded through the NASDAQ, you may revoke your proxy at any time before it is exercised in one of the following four ways:

1. notify our Secretary in writing before the Annual Meeting that you are revoking your proxy (your notice should be sent to our address on the cover of this proxy statement);
2. submit another proxy with a later date;
3. vote by telephone or Internet after you have given your proxy; or
4. vote in person at the Annual Meeting.

If your shares are traded through the TASE, you may revoke your proxy at any time before it is exercised in one of the following three ways:

1. notify our Secretary in writing before the Annual Meeting that you are revoking your proxy (your notice should be sent to our designated address for that purpose in Israel, P.O. Box 34003, Tel Aviv, Israel 61340);
2. submit another proxy with a later date; or
3. vote in person at the Annual Meeting.

10. What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of Perrigo shares entitled to vote at the Annual Meeting constitutes a quorum. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or Internet, or if you attend the Annual Meeting.

Abstentions and broker non-votes are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. A broker non-vote occurs when a broker submits a proxy that does not indicate a vote for a proposal because he or she does not have voting authority and has not received voting instructions from you.

11. What is the required vote?

In the election of directors, the three nominees receiving the highest number of votes will be elected. Ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the votes cast on the proposal at the meeting.

If you are a beneficial owner, your bank, broker or other holder of record is not permitted to vote your shares on the election of directors unless they receive specific instructions from you on how to vote your shares. If you do not provide your bank, broker or other holder of record with specific voting instructions relative to shares you beneficially own, those shares will not be voted relative to the election of directors; rather, they will be considered "broker non-votes" having no effect on the election of directors. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the appointment of Ernst & Young LLP even if they do not receive voting instructions from you. In other words, no broker non-votes will occur in connection with the ratification of the appointment of Ernst & Young LLP. Abstentions will have no effect on the election of the directors or on the ratification of the appointment of Ernst & Young LLP.

12. What does it mean if I receive more than one proxy card?

Your shares are likely registered differently or are in more than one account. You should complete and return each proxy card you receive to guarantee that all of your shares are voted.

13. How do I submit a shareholder proposal for next year's Annual Meeting?

You must submit a proposal to be included in our proxy statement for the 2011 Annual Meeting no later than May 18, 2011. Your proposal must be in writing and must comply with the proxy rules of the Securities and Exchange Commission (the "SEC"). You may also submit a proposal that you do not want included in the proxy statement but that you want to raise at the 2011 Annual Meeting. If you want to do this, we must receive your written proposal on or after July 29, 2011, but on or before August 18, 2011. If you submit your proposal after the deadline, then SEC rules permit the individuals named in the proxies solicited by Perrigo's Board of Directors for that meeting to exercise discretionary voting power as to that proposal, but they are not required to do so.

To properly bring a proposal (other than the nomination of a director) before an Annual Meeting, the advance notice provisions of our by-laws require that your notice of the proposal must include: (1) your name and address and the name and address of the beneficial owner of the shares, if any; (2) the number of shares of Perrigo common stock owned beneficially and of record by you and any beneficial owner as of the date of the notice (which information must be supplemented as of the record date); (3) a description of certain agreements, arrangements or understandings that you or any beneficial owner have entered into with respect to the shares (which information must be supplemented as of the record date) or the business proposed to be brought before the meeting; (4) any other information regarding you or any beneficial owner that would be required under the SEC's proxy rules and regulations; and (5) a brief description of the business you propose to be brought before the meeting, the reasons for conducting that business at the meeting, and any material interest that you or any beneficial owner has in that business. You should send any proposal to our Secretary at the address on the cover of this proxy statement.

14. How do I nominate a director at next year's Annual Meeting?

If you wish to nominate an individual for election as a director at the 2011 Annual Meeting under our by-laws, we must receive your nomination on or after July 29, 2011, but on or before August 18, 2011. To properly bring a nomination before next year's Annual Meeting, the advance notice provisions of our by-laws require that your notice of nomination must include: (1) your name and address and the name and address of the beneficial owner of the shares, if any; (2) the number of shares of Perrigo common stock owned beneficially and of record by you and any beneficial owner as of the date of the notice (which information must be supplemented as of the record date); (3) a description of certain agreements, arrangements or understandings that you or any beneficial owner have entered into with respect to the shares (which information must be supplemented as of the record date); (4) the name, age and home and business addresses of the nominee; (5) the principal occupation or employment of the nominee; (6) the number of shares of Perrigo common stock that the nominee beneficially owns; (7) a statement that the nominee is willing to be nominated and serve as a director; (8) an undertaking to provide any other information required to determine the eligibility of the nominee to serve as an independent director or that could be material to stockholders' understanding of his or her independence; and (9) any other information regarding you, any beneficial owner or the nominee that would be required under the SEC's proxy rules and regulations had our Board of Directors nominated the individual. You should send your proposed nomination to our Secretary at the address on the cover of this proxy statement.

15. Who pays to prepare, mail and solicit the proxies?

Perrigo pays all of the costs of preparing and mailing the proxy statement and soliciting the proxies. We do not compensate our directors, officers and employees for mailing proxy materials or soliciting proxies in person, by telephone or otherwise.

16. Can I access these proxy materials on the internet?

Yes. The proxy statement and our 2010 Annual Report and a link to the means to vote by internet are available at http://www.perrigo.com/proxymaterials.

Corporate Governance

General

We manage our business under the direction of our Board of Directors. The Chief Executive Officer reports directly to the Board, and members of our executive management regularly advise the Board on those business segments for which each has management responsibility. Members of our Board are kept informed through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and plants and by participating in meetings of the Board and its committees.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines that are available on our website (http://www.perrigo.com) under the heading For Investors – Corporate Governance – Governance Guidelines. The Board may amend these Guidelines from time to time. We will mail a copy of these Guidelines to any shareholder upon written request to our Secretary, Todd W. Kingma, at 515 Eastern Avenue, Allegan, Michigan, 49010. As part of our ongoing commitment to corporate governance, we periodically review our corporate governance policies and practices for compliance with the provisions of the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC and the NASDAQ listing standards.

Code of Conduct

Our Code of Conduct acknowledges that a reputation for ethical, moral and legal business conduct is one of Perrigo's most valuable assets. In addition to acknowledging special ethical obligations for financial reporting, the Code requires that our employees, officers and directors comply with laws and other legal requirements, avoid conflicts of interest, protect corporate opportunities and confidential information, conduct business in an honest and ethical manner and otherwise act with integrity and in Perrigo's best interest. Our Code of Conduct is available on our website (http://www.perrigo.com) under the heading For Investors – Corporate Governance – Code of Conduct, and we will promptly post any amendments to or waivers of the Code on our website. We will mail a copy of our Code to any shareholder upon written request to our Secretary, Todd W. Kingma, at 515 Eastern Avenue, Allegan, MI 49010.

Director Independence

Our Corporate Governance Guidelines provide that a substantial majority of our directors should meet the independence requirements of NASDAQ. The Board of Directors has determined that nine of our eleven directors are independent, including Laurie Brlas, Gary M. Cohen, David T. Gibbons, Ran Gottfried, Ellen R. Hoffing, Michael J. Jandernoa, Gary K. Kunkle, Jr., Herman Morris, Jr. and Ben-Zion Zilberfarb.

A director will not be considered independent unless the Board of Directors determines that the director meets the NASDAQ independent requirements and has no relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on its most recent annual review of director independence, the Board of Directors has concluded that each director, other than Moshe Arkin and Joseph C. Papa, is independent as defined in the NASDAQ listing standards. Mr. Papa is not independent under these standards because he is currently serving as an officer of Perrigo. Mr. Arkin is not independent under these standards because he served as an officer of Perrigo within the past three years.

Board Oversight of Risk

While management is responsible for day-to-day risk management, the Board of Directors is responsible for the overall risk oversight of the Company. The Board's committees take the lead in discrete areas of risk oversight when appropriate. For example, the Audit Committee is primarily responsible for risk oversight relating to financial statements, the Compensation Committee is primarily responsible for risk oversight relating to executive compensation and the Company's compensation policies and practices, and the Nominating & Governance Committee is primarily responsible for risk oversight relating to corporate governance. These committees report to the full Board on risk management matters.

Management presents to the full Board its view of the major risks facing the Company in a dedicated "enterprise risk management" presentation at least once a year. Matters such as risk appetite and management of risk are also discussed at this meeting. In addition, risk is regularly addressed in a wide range of Board discussions, including those related to segment or business unit activities, specific corporate functions (such as treasury, intellectual property, tax and capital allocations), and consideration of extraordinary transactions. As part of these discussions, our directors ask questions, offer insights and challenge management to continually improve its risk assessment and management. The Board has full access to management as well as the ability to engage advisors, to assist it in its risk oversight role.

Board Leadership

Our governance documents provide the Board with flexibility to select the appropriate leadership structure for the Company. While the Board has no fixed policy with respect to the combining or separating the offices of the Chairman of the Board and the Chief Executive Officer, our Corporate Governance Guidelines provide that, if the Chairman of the Board is an executive officer or for any reason is not an independent director, the independent directors of the Board are required to elect a Lead Independent Director. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareholders.

Our current leadership structure consists of a combined Chairman of the Board and Chief Executive Officer, an independent director serving as Lead Independent Director and strong, active independent directors. The Board believes that the Company and its shareholders are well-served by this leadership structure. Having one person serve as both Chairman of the Board and Chief Executive Officer provides clear leadership for the Company and helps ensure accountability for the successes and failures of the Company. At the same time, having a Lead Independent Director vested with key duties and responsibilities and three independent Board Committees chaired by independent directors provides a formal structure for strong, independent oversight of the Chairman and Chief Executive Officer and the rest of the Company's management team.

Lead Independent Director

Since August 2003, the Board of Directors has appointed an independent director to serve as Lead Independent Director. The role of the Lead Independent Director includes:

- presiding at all Board meetings at which the Chairman is not present, including executive sessions of the independent directors;
- serving as a liaison between the Chairman and the independent directors, including being responsible for communicating with the CEO regarding CEO performance evaluations and providing feedback from the independent director sessions;
- having the authority to call meetings of the independent directors; and
- approving Board meeting agendas and schedules to assure there is sufficient time for discussion of all agenda items.

The term of the Lead Independent Director position is three years, subject to annual reviews by our Nominating & Governance Committee. The Lead Independent Director is selected from those Perrigo directors who are independent, who have had a minimum of three years of service on Perrigo's Board of Directors, and who have not been a former executive officer of Perrigo.

Gary K. Kunkle, Jr. has held the position of Lead Independent Director since August 2009.

Board of Directors and Committees

Perrigo's Board of Directors met eight times during fiscal year 2010. In addition to these meetings of the full Board, directors attended Board committee meetings. The Board of Directors has standing Audit, Compensation and Nominating & Governance Committees; and there were a total of 19 committee meetings in fiscal year 2010. Each director attended at least 75% of the regularly scheduled and special meetings of the Board and Board committees on which he or she served in fiscal year 2010.

We encourage all of our directors to attend our Annual Meeting of Shareholders. All of the directors attended our 2009 Annual Meeting.

The Board has adopted a charter for each of the Audit, Compensation and Nominating & Governance Committees that specifies the composition and responsibilities of each committee. Copies of the charters are available on our website (http://www.perrigo.com) under For Investors – Corporate Governance and are available in print to shareholders upon written request to our Secretary, Todd W. Kingma, 515 Eastern Avenue, Allegan, MI 49010.

Audit Committee

During fiscal year 2010, the Audit Committee met seven times. The committee consists solely of the following independent directors: Laurie Brlas (Chair), Gary K. Kunkle, Jr. and Ben-Zion Zilberfarb.

The Audit Committee monitors our accounting and financial reporting principles and policies and our internal controls and procedures. It is directly responsible for the compensation and oversight of the work of the independent registered public accounting firm in the preparation and issuance of audit reports and related work, including the resolution of any disagreements between management and the independent registered public accounting firm regarding financial reporting. It is also responsible for overseeing the work of our internal audit function. Additional information on the committee and its activities is set forth in the Audit Committee Report on page 38.

The Board of Directors has determined that each member of the Audit Committee (1) meets the audit committee independence requirements of the NASDAQ listing standards and the rules and regulations of the SEC and (2) is able to read and understand fundamental financial statements, as required by the NASDAQ listing standards. The Board has also determined that Laurie Brlas has the requisite attributes of an "audit committee financial expert" under the SEC's rules and that such attributes were acquired through relevant education and work experience.

Compensation Committee

During fiscal year 2010, the Compensation Committee met six times. The committee consists solely of the following independent directors: Michael J. Jandernoa (Chair), Ellen R. Hoffing and Ran Gottfried.

The Compensation Committee reviews and recommends to the Board compensation arrangements for the Chief Executive Officer and non-employee directors. It also reviews and approves the annual compensation for executive officers, including salaries, bonuses and incentive and equity compensation, and administers Perrigo's incentive and other long-term employee compensation plans. The Compensation Committee has engaged Meridian Compensation Partners, LLC as its independent consultant to assist it in considering and analyzing market practices and trends as well as management's compensation recommendations. Perrigo has not retained Meridian Compensation Partners, LLC to perform any other compensation-related or consulting services for Perrigo. Additional information regarding the processes and procedures of the Compensation Committee is presented in the Compensation Discussion and Analysis – Program Administration section, beginning on page 14.

Nominating & Governance Committee

During fiscal year 2010, the Nominating & Governance Committee met six times. The Committee consists solely of the following independent directors: Herman Morris, Jr. (Chair), Michael J. Jandernoa and Gary M. Cohen.

The Nominating & Governance Committee identifies and recommends to the Board qualified director nominees for the next annual meeting of shareholders. This committee also develops and recommends to the Board the Corporate Governance Guidelines applicable to Perrigo, leads the Board in its annual review of Board performance and makes recommendations to the Board with respect to the assignment of individual directors to various committees.

Executive Sessions of Independent Directors

The independent members of the Board of Directors hold regularly scheduled meetings in executive session without management and also meet in executive session with the Chief Executive Officer on an as needed basis.

Communications with Directors

Shareholders and other interested parties may communicate with any of our directors or with the independent directors as a group by writing to them in care of our Secretary, Todd W. Kingma, at 515 Eastern Avenue, Allegan, Michigan 49010. Relevant communications will be distributed to the appropriate directors depending on the facts and circumstances outlined in the communication. In accordance with the policy adopted by our independent directors, any communications that allege or report significant or material fiscal improprieties or complaints about internal accounting controls or other accounting or auditing matters will be immediately sent to the Chair of the Audit Committee and, after consultation with the Chair, may be sent to the other members of the Audit Committee. In addition, the Lead Independent Director will be advised promptly of any communications that allege misconduct on the part of Perrigo management or that raise legal or ethical concerns about Perrigo's practices or compliance concerns about Perrigo's policies. The General Counsel maintains a log of all such communications, which is available for review upon the request of any Board member.

Director Nominations

The Nominating & Governance Committee is responsible for screening and recommending candidates for service as a director and considering recommendations offered by shareholders in accordance with our by-laws. The Board as a whole is responsible for approving nominees. The Nominating & Governance Committee recommends individuals as director nominees based on various criteria, including their business and professional background, integrity, diversity, understanding of our business, demonstrated ability to make independent analytical inquiries and the willingness and ability to devote the necessary time to Board and committee duties. A director's qualifications in meeting these criteria are considered at least each time the director is re-nominated for Board membership. Should a new director be needed to satisfy specific criteria or to fill a vacancy, the Nominating & Governance Committee will initiate a search for potential director nominees, seeking input from other Board members, the Chief Executive Officer, senior management and any outside advisers retained to assist in identifying and evaluating candidates.

Shareholders may nominate candidates for consideration at an annual meeting by following the process described in this proxy statement under Questions and Answers – How do I nominate a director at next year's Annual Meeting? Assuming that a properly submitted shareholder recommendation for a potential nominee is timely received, the Nominating & Governance Committee and Board will follow the same process and apply the same criteria as they do for candidates submitted by other sources.

When there is a substantial change in a director's principal occupation or business association, our Corporate Governance Guidelines require the director to approach the Chair of the Board and the Chair of the Nominating & Governance Committee immediately to tender his or her resignation from the Board. The Nominating & Governance Committee will consider the change in circumstance and make a recommendation to the Board to accept or reject the resignation.

Stock Ownership

Each non-executive director is required to attain stock ownership at a level equal to five times his or her annual cash retainer. Non-executive directors are subject to the same definition of stock ownership and retention requirements as executive officers, the details of which are described in the Compensation Discussion and Analysis – Elements of Compensation – Executive Stock Ownership Guidelines section, beginning on page 22. Our non-executive directors are in compliance with these guidelines.

Certain Relationships and Related-Party Transactions

Our Code of Conduct precludes our directors, officers and employees from engaging in any type of activity, such as related-party transactions, that might create an actual or perceived conflict of interest. In addition, our Board of Directors adopted a Related-Party Transaction Policy that requires that all covered related-party transactions be approved or ratified by the Nominating & Governance Committee. Under that policy, each executive officer, director or director nominee must promptly notify the Chair of the Nominating & Governance Committee and our General Counsel in writing of any actual or prospective related-party transaction covered by the Policy. The Nominating & Governance Committee, with input from our Legal Department, reviews the relevant facts and approves or disapproves the transaction. In reaching its decision, the Nominating & Governance Committee considers the factors outlined in the Policy, a copy of which is available on our website (http://www.perrigo.com) under the heading For Investors – Corporate Governance – Related-Party Transaction Policy.

In addition, on an annual basis, each director and executive officer completes a Directors' and Officers' Questionnaire that requires disclosure of any transactions with Perrigo in which he or she, or any member of his or her immediate family, has a direct or indirect material interest. The Nominating & Governance Committee reviews the information provided in these questionnaires.

Lease Agreement

Through our subsidiary, Perrigo Israel Pharmaceuticals Ltd. (formerly Agis Industries (1983) Ltd.), we lease approximately 60,000 square feet of office space in Bnei-Brak, Israel from Arkin Real Estate Holdings (1961) Ltd., a corporation that is wholly owned by Moshe Arkin, who is a director and the former Vice Chairman of Perrigo. The lease pre-dates Perrigo's acquisition of Agis. In 2006, Perrigo Israel exercised an option to extend the lease term until December 31, 2011. In January 2008, the rent under the lease was reduced pursuant to a rental adjustment mechanism under the lease based on then-current market rates. The total rent paid under the lease in fiscal 2010 was $565,614. We believe the rent and other terms of this lease are no less favorable to us than terms we could have obtained from an unrelated third party for similar property.

Nominating Agreement

In connection with Perrigo's acquisition of Agis, Perrigo entered into a Nominating Agreement with Moshe Arkin on November 14, 2004 that was amended on July 12, 2005 and September 10, 2005. Pursuant to the amended Nominating Agreement, and subject to Perrigo's Corporate Governance Guidelines, Perrigo agreed to name Mr. Arkin to Perrigo's Board of Directors. Perrigo also agreed to give Mr. Arkin the right to nominate an additional independent director and, in the event of a vacancy on the Perrigo Board, to nominate a second independent director to the Board, and to invite such directors to serve on either the Audit or Compensation Committees, in each case subject to their respective qualifications and Perrigo's Corporate Governance Guidelines.

Mr. Arkin exercised his rights under the Nominating Agreement by nominating Mr. Gottfried and Mr. Zilberfarb, who were elected to the Board in February 2006 and February 2007, respectively. Mr. Arkin's right to nominate up to two individuals to serve on the Board terminated when Mr. Arkin both ceased to own at least 9% of the outstanding shares of Perrigo common stock and ceased to own 9,000,000 shares of Perrigo common stock. Mr. Arkin's right to serve on the Board will terminate when he ceases to own at least 5,000,000 shares of Perrigo common stock.

Director Compensation

Directors who are Perrigo employees receive no fees for their services as directors. Non-employee directors receive a $65,000 annual cash retainer fee covering all regular and special Board meetings and the Annual Meeting of Shareholders. Each non-employee director also receives stock options having a Black-Scholes value of $60,000 on the grant date and an annual restricted stock grant having a value of $60,000 on the grant date based upon the closing price of our stock on that date. The Black-Scholes model used in determining the value of stock options granted to directors incorporates an expected term of ten years, which reflects the full life of the option. The option and restricted stock grants are made on the date of the Annual Meeting of Shareholders pursuant to our shareholder-approved 2008 Long-Term Incentive Plan (the "LTIP") and are intended to directly link an element of director compensation to shareholders' interests. Each grant of options and restricted stock vests on the date of the next Annual Meeting of Shareholders.

The Chairs of the Audit, Compensation and Nominating & Governance Committees receive annual cash retainers of $18,000, $12,000 and $10,000, respectively. The other members of the Audit, Compensation and Nominating & Governance Committees receive annual cash retainers of $10,000, $8,000 and $6,000, respectively. The Lead Independent Director also receives a $15,000 annual cash retainer. These annual cash retainers cover all regular and special committee meetings.

Directors receive compensation of $1,000 per day for activities requiring travel in furtherance of Board or Perrigo business (other than to and from Board and committee meetings). We also reimburse directors for travel expenses incurred in connection with attending Board and committee meetings and participating in other Board or Perrigo business.

The following table summarizes the compensation of our non-employee directors who served during fiscal year 2010.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Option Awards ($) [2]	Total ($)
Moshe Arkin	65,000	59,985	39,288	164,273
Laurie Brlas	82,000	59,985	39,288	181,273
Gary M. Cohen	76,000	59,985	39,288	175,273
David T. Gibbons	65,000	59,985	39,288	164,273
Ran Gottfried	73,000	59,985	39,288	172,273
Ellen R. Hoffing	73,000	59,985	39,288	172,273
Michael J. Jandernoa	82,333	59,985	39,288	181,606
Gary K. Kunkle, Jr.	85,000	59,985	39,288	184,273
Herman Morris, Jr.	74,166	59,985	39,288	173,439
Ben-Zion Zilberfarb	75,000	59,985	39,288	174,273

1) Represents the grant date fair value of 1,514 shares of service-based restricted stock granted to each non-employee director in November 2009, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). Stock awards include only service-based restricted stock, which fully vest one year after the grant date. The grant date fair value is based on $39.62 per share, the closing price of our common stock on the NASDAQ on the grant date, November 9, 2009.

   As of June 26, 2010, each non-employee director held 1,514 unvested shares of restricted stock, except for Mr. Arkin who held 19,066.

2) Represents the grant date fair value of an option to purchase 3,053 shares of our common stock granted to each non-employee director in November 2009, calculated in accordance with FASB ASC Topic 718. These option awards fully vest one year after the grant date. For fiscal 2010, weighted average assumptions used to calculate these amounts are included in the footnotes to our audited financial statements for the fiscal year ended June 26, 2010 included in our Annual Report on Form 10-K.

As of June 26, 2010, each non-employee director held unvested options to purchase 3,053 shares of our common stock, except for Mr. Arkin who held unvested options to purchase 36,160 shares.

The total number of shares subject to vested stock options held by each non-employee director as of June 26, 2010 was: Mr. Arkin, 12,091; Ms. Brlas, 18,815; Mr. Cohen, 13,815; Mr. Gibbons, 43,001; Mr. Gottfried, 13,815; Ms. Hoffing 4,157; Mr. Jandernoa, 32,096; Mr. Kunkle, 18,815; Mr. Morris, 21,483; and Mr. Zilberfarb, 12,365.

Ownership of Perrigo Common Stock

Directors, Nominees and Executive Officers

The following table shows how much Perrigo common stock the directors, nominees, named executive officers, and all directors, nominees and executive officers as a group beneficially owned as of September 3, 2010, the record date. The percent of class owned is based on 92,115,612 shares of Perrigo common stock outstanding as of that date. The named executive officers are the individuals listed in the Summary Compensation Tables on page 26.

Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a shareholder can vote or transfer and stock options that are exercisable currently or become exercisable within 60 days. Except as otherwise noted, the shareholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned	Options Exercisable Within 60 Days of Record Date	Total	Percent of Class
Directors and Nominees				
Moshe Arkin [(1)]	6,810,875	34,513	6,845,388	7.43%
Laurie Brlas	15,428	21,868	37,296	*
Gary M. Cohen	15,857	16,868	32,725	*
David T. Gibbons	40,885	46,054	86,939	*
Ran Gottfried	8,856	16,868	25,724	*
Ellen R. Hoffing	3,298	7,210	10,508	*
Michael J. Jandernoa [(2)]	2,457,122	24,536	2,481,658	2.69%
Gary K. Kunkle, Jr.	19,901	21,868	41,769	*
Herman Morris, Jr. [(3)]	17,794	24,536	42,330	*
Joseph C. Papa	122,037	144,734	266,771	*
Ben-Zion Zilberfarb	6,356	15,418	21,774	*
Named Executive Officers Other Than Directors				
Judy L. Brown	20,133	3,600	23,733	*
John T. Hendrickson [(4)]	63,176	53,560	116,736	*
Todd W. Kingma [(5)]	26,845	32,743	59,588	*
Refael Lebel	9,344	19,439	28,783	*
Directors and Executive Officers as a Group (21 Persons) [(6)]	9,675,955	520,848	10,196,803	11.07%

* Less than 1%.

(1) Shares owned consist of 6,722,824 shares owned by Nichsei Arkin Ltd., which Mr. Arkin controls, and 13,585 shares owned directly by Mr. Arkin. Mr. Arkin's address is c/o Perrigo Company, Attn: General Counsel, 515 Eastern Ave., Allegan, MI 49010.

(2) Shares owned consist of 5,115 shares owned directly by Mr. Jandernoa; 1,690,944 shares owned by the Michael J. Jandernoa Trust, of which Mr. Jandernoa is trustee; 376,247 shares owned by the Susan M. Jandernoa Trust, of which Mrs. Jandernoa is trustee; 43,663 shares owned by the Michael J. Jandernoa 2009 2-Year Grantor Trust, of which Mr. Jandernoa is trustee; 43,663 shares owned by the Susan M. Jandernoa 2009 2-Year Grantor Trust, of which Mrs. Jandernoa is trustee; 148,745 shares owned by the Michael J. Jandernoa December 2009 grantor Trust, of which Mr. Jandernoa is trustee; and 148,745 shares owned by the Susan M. Jandernoa December 2009 Grantor Trust, of which Mrs. Jandernoa is trustee. Mr. Jandernoa's address is c/o Perrigo Company, Attn: General Counsel, 515 Eastern Ave., Allegan, MI 49010.

(3) Shares owned include 3,000 shares owned as custodian for Mr. Morris' children.

(4) Shares owned include 63,176 shares owned by the Mary Hendrickson Trust, of which JPMorgan Chase is trustee.

(5) Shares owned include 600 shares owned by Mr. Kingma's children.

(6) See footnotes 1 through 5. Includes directors and executive officers as of September 3, 2010, the record date.

Other Principal Shareholders

The following table shows all shareholders other than directors, nominees and named executive officers that we know to be beneficial owners of more than 5% of Perrigo common stock. The percent of class owned is based on 92,115,612 shares of Perrigo common stock outstanding as of September 3, 2010.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
BlackRock, Inc. [1] .... 40 East 52nd Street New York, NY 10022	6,277,870	6.81%

1) BlackRock, Inc. has sole voting and investment power with respect to all of the shares. This information is based on a Schedule 13G/A filed with the SEC on January 29, 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that Perrigo's executive officers, directors and 10% shareholders file reports of ownership and changes of ownership of Perrigo common stock with the SEC. Based on a review of copies of these reports provided to us and written representations from executive officers and directors, we believe that all filing requirements were met during fiscal year 2010, except that Ms. Brlas filed a Form 4 on November 13, 2009 reporting the November 9, 2009 annual equity grant for her service as a director and that Mr. Gibbons filed a Form 4 on May 26, 2010 reporting the July 2007 forfeiture of previously granted performance-based restricted shares.

Executive Compensation

Compensation Discussion and Analysis

This section summarizes the objectives and each element of the compensation program for our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers who were serving at the end of the last fiscal year (collectively referred to as the "named executive officers"). You should review this section with the tabular disclosures that begin with the Summary Compensation Table on page 26.

Named Executive Officers

The names and titles of our named executive officers for fiscal year 2010 are:

Name	Title
Joseph C. Papa	Chairman, President and Chief Executive Officer
Judy L. Brown	Executive Vice President, Chief Financial Officer
John T. Hendrickson	Executive Vice President, Global Operations and Supply Chain
Todd W. Kingma	Executive Vice President, General Counsel and Secretary
Refael Lebel	Executive Vice President, President – Perrigo Israel

Program Administration

The Compensation Committee of the Board of Directors (the "Committee"), which is composed entirely of independent directors, oversees our executive compensation program. Each year the Committee reviews and approves the elements of compensation for all executive officers, including the named executive officers. The Committee submits its recommendations regarding the CEO's compensation to the independent directors of the Board for approval. The CEO makes recommendations regarding the compensation of the other executive officers to the Committee for the Committee's approval. Management is responsible for implementing the executive compensation program as approved by the Committee and the Board.

The Committee has engaged Meridian Compensation Partners, LLC ("Meridian") as its independent consultant to assist it in considering and analyzing market practices and trends, as well as management's compensation recommendations. Perrigo has not retained Meridian to perform any other compensation-related or consulting services for Perrigo. In addition, management and the Committee periodically review compensation survey data published by Hewitt Associates, LLC, Mercer Human Resource Consulting, and Towers Watson.

Compensation Objectives

The principal objectives of our executive compensation program are to:

- attract and retain highly qualified executives,
- ensure a strong linkage between an executive's compensation and company and individual performance (pay-for-performance),
- provide a pay package that is competitive with comparable companies, and
- ensure officers and non-employee directors continually maintain a required level of stock ownership.

We believe that these objectives help us not only to compete for executive talent in a highly competitive industry, but also to maximize long-term returns to our shareholders.

Target Pay Philosophy

Our philosophy is to compensate our executives fairly within the prevailing competitive range of market practice and to tie a significant portion of the total compensation package to performance. With respect to an individual named executive officer's salary and target incentive opportunity, we consider a number of factors, including median market levels for positions with comparable responsibilities; the individual's competencies, experience and performance; and the aggregate cost to Perrigo. Salary adjustments and incentive awards are based on Company and division financial performance and individual performance. We set other executive benefits and perquisites, which are limited in number, based on our desire to minimize the number of unique benefits for executives, consideration of market practices, recruiting needs and statutory requirements. Actual earned compensation may vary from targeted levels based on Company, division and individual performance.

The Use of Market Comparison Data in our Executive Compensation Decisions

The Committee uses information provided by its consultant, Meridian, on the compensation practices of certain other companies as one of the factors in evaluating both the structure of our executive compensation program and target compensation. Management also receives data periodically from Mercer regarding market base salary and annual and long-term incentive target levels for each officer position. The Committee considers this information, together with the factors described in the "Target Pay Philosophy" section above, in determining executive compensation.

As our product portfolio has grown to include more pharmaceutical products regulated by the U.S. Food and Drug Administration, the comparison group used by the Committee has increasingly focused on comparably sized generic pharmaceutical companies. In fiscal 2010, this comparison group consisted of the following 14 companies:

Alcon Laboratories, Inc.
Biovail Corporation
Chattem, Inc.
Endo Pharmaceuticals Holdings Inc.
King Pharmaceuticals, Inc.
Mylan Inc.
Novartis Corporation *
Par Pharmaceutical Companies, Inc.
Sanofi Pasteur *
Sepracor, Inc.
Takeda Pharmaceutical Company Ltd. *
TAP Pharmaceutical Products, Inc. *
Warner Chilcott Ltd.
Watson Pharmaceuticals, Inc.

* Represents a subsidiary company.

This group is referred to as the "Comparison Group" and was selected by the Committee based on the recommendations of Meridian, the Committee's independent compensation consultants and management. Meridian provides information on the pay practices of the Comparison Group to the extent that information is available.

In establishing compensation levels for the named executive officers, the Committee does not focus exclusively on market comparison data for positions with comparable responsibilities; rather, that data is one factor that the Committee uses when setting compensation levels for each element of our program (salary, annual cash incentive and equity-based compensation) and for the combined total of these elements. In addition to market comparison data, other factors considered when determining compensation include the individual's competencies, experience and performance; Company and division financial performance; and the aggregate cost to Perrigo. Ultimately, considering market comparison data in setting compensation levels is intended to ensure that our compensation practices are competitive in terms of attracting, rewarding and retaining executives.

Tally Sheets

To assist it in making compensation decisions, the Committee annually reviews compensation tally sheets that contain comprehensive historical, current and projected data on the total compensation and benefits package for each of our named executive officers. These tally sheets include all obligations for present and projected future compensation, as well as analyses for various termination events (including terminations with and without cause and terminations for death, disability, retirement or following a change of control) so that the Committee can consider and understand the nature and magnitude of potential payouts and obligations under the various circumstances. The tally sheets reviewed by the Committee, which are prepared by management and reviewed by the Committee's independent compensation consultant, generally contain data that are substantially similar to the data contained in the tables presented below.

Elements of Compensation

We believe the objectives of our executive compensation program are collectively best achieved through a compensation package comprised of the following elements:

- base salary;
- annual cash incentive awards;
- long-term stock-based compensation that includes:
  - stock options,
  - service-based restricted units, and
  - performance-based restricted units; and
- benefits.

In fiscal 2010, performance-based compensation, which includes annual cash incentive awards, stock options and performance-based restricted units, represented approximately 62% of our CEO's targeted annual compensation and between 49% and 55% of the remaining named executive officers' targeted annual compensation.

Meridian conducts an annual comparison of our executive compensation structure and practices to those of the Comparison Group. Based on its most recent review in 2010, Meridian concluded that the structure of Perrigo's compensation program is competitive with industry practices and consistent with the program objectives described above. After considering this advice, the Committee decided not to make any changes to the structure of our program.

A description of the primary role of each compensation element is described below, followed by a discussion of the individual elements of compensation for the named executive officers, including the CEO, during fiscal year 2010.

Base Salaries

Base salaries are a fixed pay element provided to recognize and reward an individual's position, competencies, experience and performance. The Committee determines base salaries for the named executive officers other than the CEO. For the CEO, the Committee submits its recommendation regarding the CEO's base salary to the independent directors of the Board for their approval. Factors that the Committee may consider in determining an executive's salary include comparisons among positions internally and externally, performance, job experience and unique role responsibilities. To assist the Committee in this process, each year the CEO provides the Committee with salary recommendations for each other named executive officer as well as summaries of each other named executive officer's individual performance.

Executives are eligible for annual salary increases based on an evaluation of individual performance and the market level of pay for comparable positions at other companies in the Comparison Group. Executives are also eligible for salary adjustments for promotions or changes in job responsibilities.

Annual Incentive Award Opportunities

The Management Incentive Bonus Plan (the "MIB Plan"), which is part of the Perrigo Company Annual Incentive Plan that our shareholders approved on November 4, 2008, is intended to motivate and reward participants for achieving and exceeding specific, annual financial goals that support our objective of increasing long-term shareholder value. Participants in the MIB Plan include the executive officers (including the named executive officers), other management level personnel and other selected individuals. Substantially all other employees participate in other annual incentive plans.

Near the beginning of each fiscal year, the Committee reviews and approves the performance target goals and payout schedules for the MIB Plan. These goals and individual bonus targets, which are stated as a percentage of salary, are then communicated to the participants. The payout schedules reflect a range of potential award opportunities that are set around the targets.

Following the end of the fiscal year, the Committee reviews Perrigo's actual results against the performance target goals to determine what level Management Incentive Bonus ("MIB") will be paid. The MIB Plan payout schedules provide for payouts at or above the bonus target only if performance results meet or exceed our performance goals, excluding any items and events that are non-operational in nature. To ensure that awards reflect an executive's performance and contribution to our results, the Committee, or the independent directors in the case of the CEO, also has the discretion to adjust any named executive officer's actual award up by as much as 50% or down by as much as 100% based on individual performance, provided that, in the case of any upward adjustment, the maximum incentive award opportunity for any individual executive has been limited to 200% of the target award since fiscal 2009. Awards are paid in cash.

Reflecting our commitment to pay-for-performance, actual incentive payouts may vary from target levels based on Perrigo, division and individual performance. For all participants in the MIB Plan, including the named executive officers, the MIB and any discretionary bonus payouts have together averaged about 127% of target (ranging from 0% to 214% of target) over the prior ten fiscal years and about 99% over the prior fifteen fiscal years. The expectation is that, over long periods of time, incentive payouts will average around the target level.

The fiscal 2010 target annual incentive award opportunities, as a percentage of base salary, were 100% for the CEO and 60% for the other named executive officers. The range of award opportunities is listed in the Grants of Plan-Based Awards for Fiscal Year 2010 table on page 28.

The 2010 MIB targets and payouts for our international participants, including Mr. Lebel, are denominated in local currencies.

Near the beginning of fiscal 2010, the Committee approved a matrix of target award opportunities for the MIB Plan that corresponded to various levels of actual net income performance as a percentage of the net income goals. Under the MIB plan as approved by the Committee, the maximum pool of funds available for all fiscal 2010 awards under the MIB Plan is capped at 200% of the aggregate target award for all participants and, since fiscal year 2009, the maximum incentive award opportunity for any individual participant in the MIB Plan is limited to 200% of the target award.

The following chart shows the formula for overall MIB funding for fiscal year 2010:

Performance Level	Funding Level
Below 80% of performance target	No funding
At 80% of performance target	50% funding of target awards (Threshold)
Every 1% increase between 80% and 100% of performance target	An additional 2.5% of funding
At 100% of performance target	100% funding of target awards (Target)
Every 1% increase above 100% of performance target	An additional 5% of funding (to a maximum of 200%)
At or above 120% of performance target	200% funding of target awards (maximum)

The net income target for all participants in the MIB Plan for fiscal 2010 was $195 million. This target represented a 9% growth in MIB net income over the prior fiscal year's MIB net income. In addition, the MIB Plan for fiscal 2010 required net income of at least $156 million in order for participants to receive any payment under the plan in fiscal 2010.

Perrigo's actual net income performance for fiscal 2010, as calculated under the MIB Plan, was $262 million. This $262 million consisted of $223 million of net income as reported in our financial statements, plus $39 million of net, non-operational adjustments reviewed and approved by the Committee. These adjustments included income and charges related to acquisitions not included in Perrigo's original plan for fiscal year 2010, restructuring charges, asset impairments and other expenses.

The fiscal 2010 MIB net income performance represented a 47% increase in MIB net income from the prior year's MIB net income and approximately 134% of the MIB net income target. Based on the payout matrix for the 2010 MIB Plan, the pool of funds available for all fiscal 2010 awards under the MIB Plan was 200% of the target award.

The pool of available funds was then allocated among seven business units, including Corporate, using a mathematical formula based on the relative performance of each business unit. This allocation determined the actual pay-out for members of each respective business unit, which ranged from a low of 152.5% to a high of 200%.

Prior to fiscal 2010, the Committee approved the following performance measurements to determine how the pool of available MIB funds would be allocated among the various business units, including Corporate:

- net income at the corporate level, which applied to each named executive officer; and
- operating income and working capital turnover at the business unit/division level.

Beginning in fiscal 2010, the "corporate metric" for the 2010 Corporate MIB plan was modified to include a working capital turnover component to provide a focus at the corporate level on cash generation and balance sheet management. Working capital turnover measures Perrigo's ability to convert the operating income required to support customers into cash over a period of time, with a higher working capital turnover rate corresponding to higher cash flow. With this change, 86% of the fiscal 2010 Corporate metric was based on net income performance, while 14% was based on working capital turnover.

The net income and working capital turnover targets for participants in the Corporate MIB Plan for fiscal year 2010 were $195 million and 4.18 turns, respectively. In addition, the Corporate MIB Plan for fiscal 2010 required net income and working capital turnover of at least $156 million and at least 3.34 turns in order for participants to receive any payouts relative to those components under that Plan in fiscal 2010.

Perrigo's actual net income and working capital turnover performance for fiscal 2010, as calculated under the Corporate MIB Plan, were $262 million and 5.01 turns, respectively. The fiscal 2010 MIB net income and working capital turnover performance represented approximately 134% of the MIB net income target and 120% of the working capital turnover target. Based on the payout matrix for the 2010 Corporate MIB Plan and the weighting between the net income and working capital turnover components, the bonus payouts under the 2010 Corporate MIB Plan, which included each named executive officer, were 200% of the bonus target after applying the 200% maximum bonus cap. Prior to applying the cap, the payout matrix would have resulted in a 270% payout.

While the 200% payout was based on the payout matrix for the 2010 Corporate MIB Plan, we believe this payout level is also supported by and consistent with other aspects of Perrigo's fiscal 2010 financial performance, including record sales, gross profit, cash flow from operations and earnings per share. All of these factors contributed to Perrigo's strong performance in fiscal 2010.

In assessing individual performance in fiscal 2010 for purposes of determining whether adjustments should be made to the MIB payouts, the Committee focused on the personal efforts of participants to help Perrigo meet its financial, strategic and other goals. The CEO provided substantial input to the Committee regarding the personal performance of the other named executive officers in this respect and, in the case of the CEO, the Committee submits its recommendation to the independent directors for their approval. While the independent directors in the case of the CEO, and the Committee in the case of the other named executive officers, have the ability to adjust individual MIB payouts based on personal performance, no adjustments were made to any named executive officer's MIB payout in fiscal 2010. The actual bonuses awarded to the named executive officers are listed under Non-Equity Incentive Plan Compensation in the Summary Compensation Table on page 26.

Stock-Based Compensation

Long-term stock-based compensation, which is awarded under our 2008 Long-Term Incentive Plan (the "LTIP") that was approved by our shareholders on November 4, 2008 is intended to motivate and reward executives for creating shareholder value as reflected in the market price of Perrigo's common stock. Awards under the LTIP may be in the form of stock options, stock appreciation rights or stock awards, including restricted shares or stock units, performance shares or stock units, and other stock unit awards. We provide long-term incentive opportunities solely through stock-based awards to the executive officers, management and other key employees. In fiscal 2010, about 360 employees received stock-based compensation.

As a variable component of compensation, the amount realized from stock-based compensation will vary based on the market price of Perrigo's common stock. In addition, for performance-based restricted stock, shares are only earned if specified financial goals are achieved.

The Committee sets stock-based grant levels based on consideration of an executive's position and performance, market median practices and the aggregate cost impact. Grants to named executive officers are subject to the approval of the Committee and, in the case of the CEO, the independent directors of the Board.

Since fiscal 2007, our long-term stock based compensation has consisted of a mix of three types of stock-based awards: stock options, service-based restricted stock units and performance-based restricted stock units. In developing this grant mix in 2007, the Committee considered the Company's compensation philosophy and ongoing business strategy, reviewed market practices and alternative award types, and considered the overall cost impact to Perrigo of the various award types. In each subsequent year, the Committee has concluded that the current mix continues to support the key objectives of the Company's long-term incentive program and the pay-for-performance philosophy. Consistent with our long-standing emphasis on performance-based compensation, the majority of the award opportunity is provided through performance-based awards in the form of stock options and performance-based restricted stock units. This provides a more balanced mix among the three award types while maintaining the emphasis on performance-based awards. A portion of the long-term incentive opportunity was granted in service-based restricted stock units in order to facilitate retention.

Since fiscal 2009, stock options vest approximately 33% per year beginning one year after grant, such that they will fully vest after three years. In the past, stock options fully vested after five years.

A description of each award type and the weighting of the total award opportunity (percent of the total targeted expected value) for fiscal 2010 are presented below.

- Stock options (40% weighting):
  - Vest 33% per year beginning one year after grant (fully vest after three years).
  - Have a 10-year term, after which the options expire.
  - Exercise price equals the last reported sale price of Perrigo's common stock on the grant date.
  - The ultimate value of the stock options that will be realized, if any, is not determinable until they are exercised. Stock options will have value only to the extent that the stock price increases above the option's exercise price.
- Service-based restricted stock units (30% weighting):
  - Vest 100% three years after grant.
  - Accrued dividends will be paid in cash at the end of the restriction period.
- Performance-based restricted stock units (30% weighting):
  - Vesting dependent on the Company's performance over a three-year period (fiscal 2010 to 2012).
  - Shares can be earned based on the three-year average return on invested capital ("ROIC") growth (average of three discrete one-year ROIC goals, which are set based on the annual financial plan). The target goals are set at challenging levels requiring execution of each year's financial plan.
  - Earned awards, if any, can range from 0% to 200% of the target number of shares.

At middle management levels, the fiscal 2010 award opportunity consisted solely of service-based restricted stock units. We believe this ensures the award has the strongest retention value for the cost to Perrigo, since service-based restricted stock is generally assigned the greatest value by recipients.

Since fiscal 2008, the Committee has approved using ROIC as the performance measure for performance-based restricted stock units. ROIC measures our ability to generate profits from the effective use of all capital invested in the business and is calculated by dividing Perrigo's after tax operating profits by its net operating assets and liabilities. The ROIC target used for performance-based restricted stock units granted in fiscal 2010 was 28.7%. Performance-based restricted stock units are earned and vest, if at all, three years from the grant date depending on the Company's performance over the respective three-year performance period.

In fiscal year 2007, the performance measure for performance-based restricted stock units was net income. With respect to the performance-based restricted stock units granted in fiscal year 2007 that vested in fiscal 2010, the vesting credit for the fiscal 2009 portion of the 2007 grant was 74% based on Perrigo's fiscal 2009 net income growth. Given the 123% and 200% vesting credits for fiscal years 2007 and 2008, respectively, the full three-year vesting credit was 132% for the performance-based restricted stock units granted in fiscal 2007. These results are summarized in the chart below:

2007 Performance Share Awards

(Based on Company net income performance in fiscal years 2007, 2008 and 2009 and vested in fiscal year 2010)

	FY 2007	FY 2008	FY 2009
Maximum Performance (200% Payout)	10.0% NI Increase	26.5% NI Increase	37.2% NI Increase
Target Performance (100% Payout)	6.0% NI Increase	16.0% NI Increase	24.8% NI Increase
Threshold Performance (50% Payout)	4.0% NI Increase	10.7% NI Increase	16.5% NI Increase
Actual Performance	6.9% NI Increase	78.1% NI Increase	20.4% NI Increase
Percent Payout	123%	200%	74%

Full 3-year vesting = 132%

The actual number of restricted stock units in which each of the named executive officers vested in fiscal 2010 is listed under Number of Shares Acquired on Vesting in the Option Exercises and Stock Vested in Fiscal 2010 Year 2010 table on page 30.

The accounting cost of the stock-based awards is determined at the date of grant and accrued over the vesting service period. The ultimate expense for performance-based restricted stock is based on the number of shares earned.

The grant date fair value, as calculated under the applicable accounting standard (FASB ASC Topic 718), for the fiscal 2010 stock-based grants is presented in the Grants of Plan-Based Awards for Fiscal Year 2010 table on page 28.

Stock options and performance-based restricted stock are designed to be deductible by Perrigo for federal income tax purposes under Section 162(m) of the Internal Revenue Code (the "Code"). Accordingly, when executives exercise stock options or vest in performance-based restricted stock, they are taxed at ordinary income rates (subject to withholding), and Perrigo receives a corresponding tax deduction. The compensation expense associated with service-based restricted stock awards may not be tax deductible by Perrigo for federal income tax purposes under Section 162(m).

Beginning in fiscal 2010, our grant documents include a claw-back provision that allows Perrigo to recover incentive compensation paid to an executive based on Perrigo's financial results if the results are later restated due to the individual's misconduct, including without limitation fraud or knowing illegal conduct. In addition to aligning the language in the long-term incentive grants to the language previously included in the MIB documents, the Board believes that this change is consistent with market practices.

Annual Grant Timing

While the independent directors approve all stock-based awards for the CEO, the Committee approves all stock-based awards for the other named executive officers, as well as the maximum potential total grants for other employee levels, during its regularly scheduled August meeting. All regular annual stock-based awards are granted on, and priced at the last reported sale price of Perrigo's stock on, the fifth trading day after the day on which Perrigo publicly releases its year-end earnings for the fiscal year. Stock-based awards may be granted during the year to new hires or to existing employees under special circumstances (promotions, retention or performance) with the approval of the CEO.

Executive Stock Ownership Guidelines

Consistent with our compensation philosophy of tying a significant portion of the total compensation to performance, our executive compensation program facilitates and encourages long-term ownership of Perrigo stock. Our stock ownership guidelines reinforce that philosophy by requiring executive officers to maintain specific levels of stock ownership.

Each executive officer is required to attain certain target levels of stock ownership. These ownership guidelines are expressed in terms of a multiple of base salary as follows:

- Chief Executive Officer: 5 times base salary
- Executive Vice President: 3 times base salary
- Senior Vice President: 2 times base salary

Stock ownership includes (i) shares purchased on the open market, (ii) shares owned jointly with a spouse and/or children, (iii) shares acquired through the exercise of stock options or vesting of restricted shares or restricted stock units, (iv) shares held through the Perrigo Company Profit-Sharing and Investment Plan, (v) unvested but earned performance-based restricted stock shares or units that have not been forfeited, and (vi) unvested restricted shares or restricted stock units that have not been forfeited.

In addition, until each executive officer attains the applicable target stock ownership level, he or she is required to retain a stated percentage of shares received through our incentive plans, including shares obtained through the exercise of stock options, vesting of restricted shares, payout of performance shares and any other vehicle through which the individual acquires shares. In particular, prior to obtaining the target ownership level, the executive officers are restricted from selling more than 50% of net shares obtained through our compensation programs. The only exceptions are if the participant tenders shares to pay taxes or, in the case of stock options, to pay the exercise price of the options. In these cases, however, the participants must still adhere to the retention requirements with respect to the remaining shares.

As of the end of fiscal 2010, our executive officers, including our named executive officers, were in compliance with these guidelines.

Compensation Risk Assessment

At the Committee's request, Meridian, the Committee's independent consultant, conducted an assessment of the Company's compensation policies and practices to determine whether any practices might encourage excessive risk taking on the part of executives. This assessment included a review of the Company's pay philosophy, competitive position, annual incentive arrangements (including broad-based incentive plans) and long-term incentive arrangements (including stock option, restricted stock and performance share design) as well as potential mitigating factors such as stock ownership requirements and recoupment policies.

After considering the assessment of the Company's compensation program by Meridian, the Committee concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and are not designed in such a way to encourage executives and employees to take unnecessary risks that would be reasonably likely to have a material adverse effect on the Company. Factors that led to this conclusion include:

- Our overall compensation levels are generally within a competitive range of market.
- Our compensation mix, which is described in detail above, is balanced among (i) fixed components like salary and benefits, (ii) annual incentives that are based on total company financial performance, business unit financial performance, operational measures and individual performance, and (iii) for management level personnel, equity awards comprised of stock options, performance units and time-based restricted units. The Committee believes our compensation mix provides a balanced focus on achieving both short-term financial results and long-term value creation.

- Through equity-based awards, a significant percentage of our management's incentive compensation is based on the long-term performance of the total Company, which acts to mitigate any incentive to pursue strategies that might maximize the performance of a single operating division to the detriment of our Company as a whole.
- We have the right to recover incentive compensation previously paid to an executive based on our financial results if the results are later restated because of the individual's misconduct, including without limitation fraud or knowing illegal conduct.
- Our incentive award program avoids steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.
- Maximum payouts under both the MIB Plan and the LTIP are capped at 200% of the target amount, which mitigates excessive risk-taking since the maximum amount that can be earned in a single cycle is limited.
- Our senior executives are subject to stock ownership guidelines that incentivize them to consider the long-term interest of Perrigo and our shareholders and discourage excessive risk-taking that could negatively impact our stock price.
- Our Board of Directors and the Committee annually review and approve incentive plan targets that they believe are attainable without the need to take inappropriate risk, and they retain a large amount of discretion to adjust compensation for quality of performance, individual performance and other factors.

Based on the foregoing, the Committee determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Benefits and Perquisites

Retirement Benefits

We offer retirement benefit plans to provide financial security and to facilitate employees' saving for their retirement. We make annual contributions under our Profit Sharing Plan for employees, including the executive officers. We also make matching contributions up to the limits as defined in the applicable regulations under our 401(k) Plan to certain of our employees, including the executive officers.

Executive Perquisites

We provide a limited number of perquisites to our named executive officers. For our U.S. named executive officers, benefits and perquisites may include supplemental long-term disability insurance premiums, executive physical exams, limited spousal travel and financial counseling/tax advice. For our named executive officer in Israel, we provide certain additional benefits and perquisites to match common practices in Israel and to comply with statutory requirements, including a car allowance, education fund, manager's insurance and severance benefits.

Non-Qualified Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan that allows certain executives, including the named executive officers, to voluntarily elect to defer base salary and earned annual incentive awards. Under that plan, we provide annual profit-sharing contributions and matching contributions that cannot be provided under Perrigo's Profit-Sharing and Investment Plan (the "Tax-Qualified Plan") because of the limitations of Sections 415 and 401(a)(17) of the Code. Code Section 415 limits the total annual additions to a participant's account under the Tax-Qualified Plan to a specified dollar amount, currently $49,000 ($54,000 for certain participants who are at least age 50). Code Section 401(a)(17) limits total compensation that can be considered under the Tax-Qualified Plan. This limit is currently $245,000. Due to these limits, certain Perrigo employees would not receive profit-sharing contributions and matching contributions under the Tax-Qualified Plan on their full compensation. Instead, we provide affected employees, including the named executive officers, with the profit-sharing contributions and matching contributions under the Non-Qualified Deferred Compensation Plan that they would have been eligible for under the Tax-Qualified Plan in 2009 but for the limitations under the Code.

Employment Agreements (Severance Benefits)

Typically we do not enter into employment agreements with our executives. However, in order to recruit our CEO during fiscal 2007 and to consummate the acquisition of Agis in fiscal 2005, we entered into employment agreements with the CEO and our Israeli named executive officer. The agreements specify certain minimum pay levels, stock-based grants and severance benefits. If these officers were involuntarily terminated by Perrigo without cause or for good reason (as defined in the agreements), they would receive cash severance benefits, benefit continuation and continued vesting of certain stock-based awards. The circumstances under which severance benefits are triggered and the resulting payouts were set to recruit these officers and were generally consistent with market practices. There are no additional enhancements for a termination of employment following a change of control.

The key payment terms in the CEO's agreement are summarized below. The other current agreement is discussed following the Summary Compensation Table beginning on page 27. Post-employment payments under employment agreements are presented in the section entitled "Potential Payments Upon Termination or Change in Control" beginning on page 31.

We do not have a formal severance, benefit continuation or change of control plan for the other named executive officers.

Compensation for the CEO

In order to recruit Mr. Papa to Perrigo, the Board of Directors felt it appropriate for us to enter into an employment agreement specifying certain compensation levels. This agreement became effective on October 9, 2006 (the "Effective Date").

The initial annual compensation package was determined based on consideration of market practices and the executive's experience. In addition, Mr. Papa received one-time equity grants upon his hire. Consistent with our emphasis on performance-based pay, the majority of Mr. Papa's annual compensation is stock-based with the ultimate value realized based on Perrigo's stock price performance. In accordance with his employment agreement, Mr. Papa's compensation currently includes: a base salary; participation in the MIB Plan; annual grants of stock options, service-based restricted units and performance-based restricted stock units; and participation in Perrigo's other employee benefit plans.

Additional key elements of Mr. Papa's employment agreement are detailed below.

- Mr. Papa serves on the Board of Directors pursuant to the terms of his agreement.
- The initial term of this agreement commenced on the Effective Date and expires on the second anniversary of the Effective Date. Thereafter, the term is automatically extended for additional 12-month periods unless either Perrigo or Mr. Papa provides written notice of non-renewal to the other party at least 120 days before the last day of the then-current term.
- Mr. Papa agrees that he will not, at any time during or after his employment with Perrigo, disclose any confidential information that he obtained during his employment. In addition, he agrees that for a period of two years following the date of the termination of his employment for any reason he will not compete (as defined in the agreement) with us. Furthermore, for a period of one year following the date of the termination of his employment for any reason, Mr. Papa agrees not to solicit for employment anyone who was an employee of Perrigo or its affiliates during the term of the agreement.

Further details regarding potential payments under this agreement upon a termination of employment are presented in the section entitled "Potential Payments Upon Termination or Change in Control" beginning on page 31.

Deductibility of Compensation

Code Section 162(m) limits the deductibility by Perrigo of compensation in excess of $1 million paid to each of the CEO and the next four most highly paid officers. Certain "performance-based compensation" is not included in compensation counted for purposes of the limit. The Committee attempts to establish and maintain a compensation program that will optimize the deductibility of compensation. The Committee, however, reserves the right to use its judgment to authorize compensation that may not be fully deductible where merited by the need to respond to changing business conditions or an executive officer's individual performance.

Summary Compensation Table for Fiscal Year 2010

The following table summarizes the compensation of Joseph C. Papa, our President and CEO, Judy L. Brown, our Executive Vice President and Chief Financial Officer, and the three next most highly compensated executive officers of Perrigo serving at the end of fiscal year 2010. These individuals are sometimes referred to as the named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Joseph C. Papa	2010	918,750	1,589,994	714,471	1,837,500	203,968	5,264,683
Chairman, President, Chief Executive Officer	2009	875,000	1,380,010	633,861	904,875	184,569	3,978,315
	2008	775,000	1,199,988	580,540	1,658,500	84,092	4,298,120
Judy L. Brown	2010	421,250	465,028	208,946	505,500	89,146	1,689,870
Executive Vice President, Chief Financial Officer	2009	385,000	414,569	190,432	251,328	66,674	1,308,003
	2008	341,250	309,017	149,487	460,100	48,708	1,305,562
John T. Hendrickson	2010	413,612	239,999	107,841	496,334	79,712	1,337,498
Executive Vice President, Global Operations and	2009	402,500	217,179	99,760	250,677	68,743	1,038,859
Supply Chain	2008	389,275	257,008	100,141	487,920	43,314	1,217,658
Todd W. Kingma	2010	413,612	416,992	187,386	496,334	69,359	1,583,683
Executive Vice President, General Counsel and	2009	402,000	401,377	184,368	262,426	64,000	1,314,171
Secretary	2008	386,250	320,989	155,291	513,600	30,623	1,406,756
Refael Lebel	2010	457,177	246,011	110,544	548,612	169,991	1,532,335
Executive Vice President, President, Perrigo Israel (1)	2009	449,023	246,003	112,987	237,084	122,965	1,168,062
	2008	385,622	290,013	116,106	509,320	107,377	1,408,438

1) While Mr. Lebel was compensated in U.S. dollars, in April 2008 a change was made to compensate him in Israeli Shekels. The 2010, 2009, and applicable 2008 amounts included in this table for Mr. Lebel have been translated from Israeli Shekels to U.S. dollars at the rate of $3.784, $3.81 and $3.81, respectively.

2) Represents the full grant date fair value of service-based and performance-based stock awards granted in the years shown, calculated in accordance with FASB ASC Topic 718. Stock awards include, service-based restricted stock units and performance-based restricted stock units. In accordance with SEC guidance, we have recomputed the amounts reported in this column (and the "Total" column) for fiscal 2009 and 2008 to conform to this manner of presentation. For the performance-based stock awards, the amounts reported were valued using the closing market price of our common stock on the date of grant assuming payout at target performance of 100%. These values were as follows: Mr. Papa, $794,997; Ms. Brown, $232,514; Mr. Hendrickson, $120,600; Mr. Kingma, $208,496; and Mr. Lebel, $123,000. The 100% target performance is based on the probable outcome of the relevant performance conditions as of the grant date. See the Grants of Plan-Based Awards for Fiscal Year 2010 Table for additional information regarding the full grant date fair value for all stock awards. Assuming payout at maximum performance of 200%, the full grant date fair value of performance-based stock awarded in fiscal 2010 would have been: Mr. Papa, $1,589,994; Ms. Brown, $465,028; Mr. Hendrickson, $239,999; Mr. Kingma, $416,992; and Mr. Lebel, $246,011.

3) Represents the full grant date fair value of stock options granted in the fiscal years shown, calculated in accordance with FASB ASC Topic 718. Stock options were valued using the Black-Scholes model. Additional weighted average valuation assumptions related to option awards are included in Note J of the audited financial statements included in our Annual Report on From 10-K for the fiscal year ended June 28, 2008 and Note 12 of the audited financial statements included in our Annual Reports on Form 10-K for the fiscal years ended June 27, 2009 and June 26, 2010. See the Grants of Plan-Based Awards for Fiscal Year 2010 Table for additional information regarding these awards.

4) The compensation amounts set forth in the "Non-Equity Incentive Plan Compensation" column represent the Management Incentive Bonus earned for the relevant fiscal year as described in the Compensation Discussion and Analysis section entitled Elements of Compensation – Annual Incentive Award Opportunities.

5) The following table describes the compensation amounts set forth in the "All Other Compensation" column of the Summary Compensation Table:

Name	Perquisites and Other Personal Benefits ($) (1)	Registrant Contributions to Defined Contribution Plans ($) (2)	Registrant Contributions to Non-Qualified Plans	Insurance Premiums ($) (3)	Total ($)
Joseph C. Papa	30,350	23,128	147,826	2,664	203,968
Judy L. Brown	24,975	23,934	38,710	1,527	89,146
John T. Hendrickson	15,852	23,280	39,100	1,480	79,712
Todd W. Kingma	4,388	23,281	40,210	1,480	69,359
Refael Lebel	74,762	95,229	—	—	169,991

1) Represents for Ms. Brown and Messrs. Papa, Hendrickson and Kingma some or all of the following perquisites: supplemental long-term disability, allowance for tax/financial planning services, personal travel and executive physical allowance. Represents for Mr. Lebel an automobile allowance of $25,809, social security reimbursement of $14,904, supplemental education fund contribution and other perquisites.

2) Represents for Ms. Brown and Messrs. Papa, Hendrickson and Kingma Perrigo's contributions to 401(k) and Profit Sharing Plans. Represents for Mr. Lebel Perrigo's contributions to savings plans generally provided to employees in Israel, including education fund and manager's insurance.

3) Represents life insurance premiums paid by the Company.

Employment Agreement with Executive Vice President & President, Perrigo Israel

On November 14, 2004, we entered into an Employment Agreement with our Executive Vice President & President, Perrigo Israel, Refael Lebel. This agreement became effective upon the completion of our merger with Agis on March 17, 2005 and replaced Mr. Lebel's prior employment agreement with Agis.

The Employment Agreement was further amended on May 1, 2008. Pursuant to the terms of that Amendment, Mr. Lebel will continue to serve as Executive Vice President of Perrigo Company; President, Perrigo Israel and as a member of Perrigo's executive committee. Mr. Lebel's primary duties will include daily leadership and coordination of the overall operation of the following businesses: 1) generic pharmaceuticals outside North America, 2) global API, 3) Israel-based Pharmaceuticals and Diagnostics, and 4) Israel-based pharmaceuticals operations, including monitoring achievement of operational and financial results and developing growth strategies to achieve ongoing objectives. The Amendment extends the term of the Employment Agreement until March 17, 2011. Mr. Lebel received an initial annual base salary of 1,670,000 Israeli Shekels (approximately $438,000 based on the 2008 exchange rate used in the Summary Compensation Table), subject to annual reviews for increases commencing on or around October 2008. He also has the opportunity to earn a target management incentive bonus of up to 60% of his annual salary and to participate in the LTIP. Mr. Lebel also receives various payments required under Israeli law, such as manager's insurance, disability insurance and recreation funds as well as various perquisites customary in Israel, such as education funds, car allowance and other similar perquisites.

In conjunction with the May 2008 amendment, Mr. Lebel executed a Noncompetition and Nondisclosure Agreement, which restricts his ability to compete with Perrigo during the term of his Employment Agreement and for one year following the termination of his employment or, if Perrigo provides timely notice of non-renewal of his employment, through his last day of employment. This agreement also provides that Mr. Lebel will not during or at any time after his employment use, divulge, or convey secret or confidential information.

Further details regarding potential payments under this agreement upon a termination of employment are presented in Potential Payments Upon Termination or Change in Control beginning on page 31.

Grants of Plan-Based Awards for Fiscal Year 2010

The following table provides information regarding equity and non-equity awards granted to the named executive officers during fiscal year 2010.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (3)			Estimated Possible Payouts Under Equity Incentive Plans (4)						
Name	Grant Date (1)	Award Date (2)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards (#) (5)	All Other Option Awards: Number of Securities Underlying Options (#) (6)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (7)
Joseph C. Papa	8/13/2009		459,375	918,750	1,837,500	—	—	—	—	—	—	—
	8/25/2009	8/12/2009	—	—	—	—	26,447	52,894	—	—	—	794,997
	8/25/2009	8/12/2009	—	—	—	—	—	—	26,447	—	—	794,997
	8/25/2009	8/12/2009	—	—	—	—	—	—	—	71,380	30.06	714,471
Judy L. Brown	8/12/2009		126,375	252,750	505,500	—	—	—	—	—	—	—
	8/25/2009	8/12/2009	—	—	—	—	7,735	15,470	—	—	—	232,514
	8/25/2009	8/12/2009	—	—	—	—	—	—	7,735	—	—	232,514
	8/25/2009	8/12/2009	—	—	—	—	—	—	—	20,875	30.06	208,946
John T. Hendrickson	8/12/2009		124,084	248,167	496,334	—	—	—	—	—	—	—
	8/25/2009	8/12/2009	—	—	—	—	3,992	7,984	—	—	—	120,000
	8/25/2009	8/12/2009	—	—	—	—	—	—	3,992	—	—	120,000
	8/25/2009	8/12/2009	—	—	—	—	—	—	—	10,774	30.06	107,841
Todd W. Kingma	8/12/2009		124,084	248,167	496,334	—	—	—	—	—	—	—
	8/25/2009	8/12/2009	—	—	—	—	6,936	13,872	—	—	—	208,496
	8/25/2009	8/12/2009	—	—	—	—	—	—	6,936	—	—	208,496
	8/25/2009	8/12/2009	—	—	—	—	—	—	—	18,721	30.06	187,386
Refael Lebel	8/12/2009		137,153	274,306	548,612	—	—	—	—	—	—	—
	8/25/2009	8/12/2009	—	—	—	—	4,092	8,184	—	—	—	123,006
	8/25/2009	8/12/2009	—	—	—	—	—	—	4,092	—	—	123,006
	8/25/2009	8/12/2009	—	—	—	—	—	—	—	11,044	30.06	110,544

1) Actual date of grant.

2) Date on which the Compensation Committee, or in the case of Mr. Papa the Board, approved the award.

3) These columns show the dollar range of payout targets for fiscal 2010 performance under the Management Incentive Bonus Plan as described in the section titled Elements of Compensation – Annual Incentive Award Opportunities in the Compensation Discussion and Analysis. The target values are based on a percentage of each executive's salary. Beginning in fiscal year 2009, the maximum incentive award opportunity for any individual participant was 200% of the target award. In addition, the Compensation Committee, or the Board in the case of the CEO, had the discretion to adjust any named executive officer's award up by as much as 50% or down by as much as 100% based on individual performance. The actual payments for fiscal 2010 non-equity incentive awards were made in August 2010 and are shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

4) These columns show the range of performance-based restricted stock units that were granted in fiscal 2010 and that could be earned in fiscal 2012 under the LTIP, depending on whether specific financial goals are achieved in each of the three applicable performance years, as described in the section titled Elements of Compensation – Stock-Based Compensation in the Compensation Discussion and Analysis. Earned awards, if any, can range from 0% to 200% of the target grant. The FASB ASC Topic 718 value of the fiscal 2010 performance-based restricted stock units granted on August 25, 2009 was $30.06 a share. These awards, to the extent earned, vest three years from the grant date.

5) This column shows the service-based restricted stock units granted during fiscal 2010 under the LTIP as described in the section titled Elements of Compensation – Stock-Based Compensation in the Compensation Discussion and Analysis. The FASB ASC Topic 718 value of the fiscal 2010 service-based restricted stock units granted on August 25, 2009 was $30.06 a share. These awards vest three years from the grant date.

6) This column shows the stock options granted during fiscal 2010 under the LTIP as described in the section titled Elements of Compensation—Stock-Based Compensation in the Compensation Discussion and Analysis. The FASB ASC Topic 718 value of the fiscal 2010 stock options granted on August 25, 2009 is $10.01 a share. These options vest over three years.

7) Amounts are computed in accordance with FASB ASC Topic 718 and are included in the Summary Compensation Table in the applicable columns titled "Stock Awards" and "Option Awards." For performance-based restricted stock units, the amounts disclosed are computed based on a target performance of 100%, which is the probable outcome of the relevant performance conditions as of the grant date.

Outstanding Equity Awards at Fiscal Year End 2010

The following table sets forth information detailing the outstanding equity awards held by each of our named executive officers at June 26, 2010.

		Option Awards				Stock Awards			
Name	Option / Stock Award Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#) (3)	Market Value of Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#) (5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested ($) (4)
Joseph C. Papa	10/9/2006	1,128	34,084	17.29	10/9/2016	—	—	—	—
	8/30/2007	41,613	62,418	20.50	8/30/2017	29,268	1,732,373	44,487	2,633,186
	8/25/2008	20,176	40,350	35.85	8/24/2018	19,247	1,139,230	22,904	1,355,688
	8/25/2009	—	71,380	30.06	8/24/2019	26,447	1,565,398	26,447	1,565,398
Judy L. Brown	9/14/2005	—	3,600	14.69	9/14/2015	—	—	—	—
	8/16/2006	—	10,326	15.47	8/16/2016	—	—	—	—
	8/30/2007	—	16,072	20.50	8/30/2017	7,537	446,115	11,456	678,081
	8/25/2008	—	12,122	35.85	8/24/2018	5,782	342,237	6,881	407,286
	8/25/2009	—	20,875	30.06	8/24/2019	7,735	457,835	7,735	457,835
John T. Hendrickson	8/16/2004	17,222	—	18.18	8/16/2014	—	—	—	—
	9/14/2005	—	10,152	14.69	9/14/2015	—	—	—	—
	8/16/2006	—	10,960	15.47	8/16/2016	—	—	—	—
	8/30/2007	7,178	10,767	20.50	8/30/2017	5,049	298,850	7,674	454,224
	8/25/2008	3,176	6,350	35.85	8/24/2018	3,029	179,287	3,605	213,380
	8/25/2009	—	10,774	30.06	8/24/2019	3,992	236,286	3,992	236,286
Todd W. Kingma	9/14/2005	—	7,200	14.69	9/14/2015	—	—	—	—
	8/16/2006	—	8,994	15.47	8/16/2016	—	—	—	—
	8/30/2007	4,000	16,696	20.50	8/30/2017	7,829	463,399	11,900	704,361
	8/25/2008	5,869	11,736	35.85	8/24/2018	5,598	331,346	6,662	394,324
	8/25/2009	—	18,721	30.06	8/24/2019	6,936	410,542	6,936	410,542
Refael Lebel	9/14/2005	—	8,000	14.69	9/14/2015	—	—	—	—
	8/16/2006	—	8,000	15.47	8/16/2016	—	—	—	—
	8/30/2007	—	12,483	20.50	8/30/2017	5,854	346,498	8,898	526,673
	8/25/2008	—	7,192	35.85	8/24/2018	3,431	203,081	4,083	241,673
	8/25/2009	—	11,044	30.06	8/24/2019	4,092	242,205	4,092	242,205

1) For better understanding of this table, this column has been added to show the grant date of all stock options and equity awards outstanding at fiscal year end.

2) Prior to fiscal year 2009, all stock option awards vested one-fifth per year over five years beginning on the anniversary of the grant. Beginning in fiscal year 2009, all stock option awards vest one-third per year over three years beginning on the anniversary of the grant.

3) Service-based restricted stock units fully vest three years from the grant date.

4) The market value of these unvested awards was calculated using the closing price of our common stock as of June 25, 2010, which was $59.19 a share.

5) Performance-based restricted stock units are earned and vest, if at all, three years from the grant date, depending on our performance over a three-year period as more fully described in the section entitled "Stock-Based Compensation" in the Compensation Discussion and Analysis. As of June 26, 2010, the number of unearned units for the fiscal 2008 grant, granted on August 30, 2007, was calculated using vesting credits of 200% and 157% for fiscal years 2008 and 2009, respectively, based on our actual performance, and a targeted vesting credit of 100% for fiscal 2010. The number of unearned units for the fiscal 2009 grant, granted on August 25, 2008, was calculated using a vesting credit of 157% for fiscal 2009 based on our actual performance and a targeted vesting credit of 100% for both fiscal 2010 and 2011. The number of unearned units for the fiscal 2010 grant, granted on August 25, 2009, was calculated using a targeted vesting credit of 100% for fiscal years 2010, 2011 and 2012.

   Subsequent to year end, the fiscal 2008 grant vested on August 19, 2010 and the actual number of performance-based restricted stock units earned were: Mr. Papa: 54,321; Ms. Brown: 13,988; Mr. Hendrickson: 9,370; Mr. Kingma: 14,530; and Mr Lebel: 10,865. The actual vesting credit for the fiscal 2010 portion of the 2008 grant was 200% based on our fiscal 2010 ROIC performance which, given the 200% and 157% vesting credits for fiscal years 2008 and 2009, respectively, resulted in a full three-year vesting credit of 186% for the performance-based restricted stock units granted in fiscal 2008.

Option Exercises and Stock Vested in Fiscal Year 2010

The table below provides information for each named executive officer concerning the exercise of stock options and the vesting of restricted stock during fiscal year 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
Joseph C. Papa	20,000	465,776	23,591	473,608
Judy L. Brown	22,183	624,249	10,310	235,532
John T. Hendrickson	104,345	2,691,657	12,353	320,054
Todd W. Kingma	39,767	1,227,116	8,978	205,110
Refael Lebel	31,920	947,938	24,021	640,068

1) The value realized on exercise was calculated using the difference between the exercise price of the option and the closing price of our common stock on the day the awards were exercised.

2) Represents service-based restricted stock shares and units and performance-based restricted stock units issued under the 2008 LTIP.

3) The value realized on vesting was calculated using the closing price of our common stock on the day the awards vested.

Non-Qualified Deferred Compensation in Fiscal Year 2010

The Perrigo Non-Qualified Deferred Compensation Plan allows certain senior executives to defer as much as 100% of base salary and 80% of incentive compensation. Participation in the plan is limited to senior executives. Amounts deferred under the Plan earn a return based on measurement funds made available to the participant and determined by the Retirement Plan Committee. These measurement funds mirror the investment choices available in our qualified deferred compensation plan (with the exception of our stock, which is not an investment option in the Non-Qualified Deferred Compensation Plan). In-service distributions are allowed under the Plan. Participants in the plan elect the form and timing of payment of their plan deferral account prior to the year in which it is deferred. Participants may elect to receive their accounts in a lump sum or in annual installments (up to fifteen years) upon separation from service. All participants in the Plan are treated as key employees by Plan rules (as defined in the applicable tax regulations) and therefore may not begin receiving distributions earlier than six months following termination of employment.

The following table sets forth information relating to the Perrigo Company Non-Qualified Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($) (1)	Perrigo Contributions in Last FY ($) (2)	Aggregate Earnings (Losses) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Joseph C. Papa	182,246	147,826	118,877	—	1,442,878
Judy L. Brown	34,292	38,710	33,807	—	299,798
John T. Hendrickson	31,860	39,101	17,950	—	175,527
Todd W. Kingma	33,701	40,210	38,842	—	381,897
Refael Lebel	—	—	—	—	—

1) Of the total amounts shown in this column, the following amounts are included in the Summary Compensation Table in the column entitled "Fiscal Year 2010/Salary": Mr. Papa, $91,771; Ms. Brown, $9,292; Mr. Hendrickson, $21,833; and Mr. Kingma, $7,458; and the following additional amounts are included in the Summary Compensation Table in the column entitled "Fiscal Year 2010/Non-Equity Incentive Plan Compensation": Mr. Papa, $90,475; Ms. Brown, $25,000; Mr. Hendrickson, $10,027; and Mr. Kingma, $26,243.

2) These amounts are included in the Summary Compensation Table as fiscal year 2010 All Other Compensation.

3) In addition to the amounts in footnote 1, this column includes the following amounts included in the Summary Compensation Table as fiscal year 2009 compensation: Mr. Papa, $298,767; Ms. Brown, $38,208; Mr. Hendrickson, $32,475; and Mr. Kingma, $80,361; and as fiscal year 2008 compensation: Mr. Papa, $352,051; Ms. Brown, $25,000; Mr. Hendrickson, $3,208; and Mr. Kingma, $1,788.

Potential Payments Upon Termination or Change in Control

All of our named executive officers participate in our MIB Plan and LTIP, and our U.S.-based named executive officers participate in our Non-Qualified Deferred Compensation Plan ("Deferred Compensation Plan"). These plans may require us to provide compensation to these officers in the event of a termination of employment or a change-in-control of Perrigo. Two of our named executive officers also will receive compensation under their employment agreements in the event of a termination of employment or a change-in-control of Perrigo. The Committee retains discretion to provide, and in the past has provided, additional benefits to executive officers upon termination or resignation if it determines the circumstances so warrant.

The following table sets forth the expected benefits to be received by each named executive officer, in addition to the amounts shown in the Non-Qualified Deferred Compensation table on page 30 in the event of his or her termination resulting from various scenarios and assuming a termination date of June 26, 2010, the last business day of our 2010 fiscal year, and a stock price of $59.19, our closing stock price on June 25, 2010, which is the last trading day before our fiscal year end. Assumptions and explanations of the numbers included in the table below are set forth in the footnotes to, and in additional text following, the table.

Name and Benefits	Change in Control ($)	Death, Disability, Retirement ($)	Termination for Cause or Without Good Reason ($)	Termination Without Cause or for Good Reason ($)	Involuntary Termination for Economic Reasons ($)
Joseph C. Papa					
Cash Severance [1]	4,625,000	925,000	—	4,625,000	4,625,000
Equity Awards					
Service-Based Restricted Stock	4,437,001	4,437,001	—	2,871,603	2,871,603
Performance-Based Restricted Stock [4]	7,028,871	7,028,871	—	4,946,863	4,946,863
Stock Options	6,864,140	6,864,140	—	5,366,066	5,366,066
Other Benefits	—	—	—	—	—
Total Estimated Incremental Value	22,955,012	19,255,012	0	17,809,532	17,809,532
Judy L. Brown					
Cash Severance [2]	—	258,000	—	—	—
Equity Awards					
Service-Based Restricted Stock	1,246,187	1,246,187	—	—	788,352
Performance-Based Restricted Stock [4]	1,957,091	1,957,091	—	—	1,348,171
Stock Options	2,124,495	2,124,495	—	—	1,714,545
Other Benefits	—	—	—	—	—
Total Estimated Incremental Value	5,327,773	5,585,773	0	0	3,851,068
John T. Hendrickson					
Cash Severance [2]	—	249,690	—	—	—
Equity Awards					
Service-Based Restricted Stock	714,423	714,423	—	—	478,137
Performance-Based Restricted Stock [4]	1,141,361	1,141,361	—	—	827,121
Stock Options	1,809,566	1,809,566	—	—	1,566,073
Other Benefits	—	—	—	—	—
Total Estimated Incremental Value	3,665,350	3,915,040	0	0	2,871,331
Todd W. Kingma					
Cash Severance [2]	—	249,690	—	—	—
Equity Awards					
Service-Based Restricted Stock	1,205,287	1,205,287	—	—	794,745
Performance-Based Restricted Stock [4]	1,909,707	1,909,707	—	—	1,363,679
Stock Options	2,178,847	2,178,847	—	—	1,781,766
Other Benefits	—	—	—	—	—
Total Estimated Incremental Value	5,293,841	5,543,531	0	0	3,940,190
Refael Lebel					
Cash Severance [3]	731,483	274,306	—	731,483	731,483
Equity Awards					
Service-Based Restricted Stock	791,784	791,784	—	791,784	791,784
Performance-Based Restricted Stock [4]	1,273,887	1,273,887	—	1,273,887	1,273,887
Stock Options	1,678,300	1,678,300	—	1,410,083	1,410,083
Other Benefits [3]	106,659	—	—	106,659	106,659
Total Estimated Incremental Value	4,582,113	4,018,277	0	4,313,896	4,313,896

1) Mr. Papa: Cash Severance represents 24 months of salary ($1,850,000), 24 months of bonus ($1,850,000) and any earned prorated bonus ($925,000) if he leaves Perrigo because of a change in control, without cause or for good reason, or involuntary termination for economic reasons. Cash Severance represents any earned prorated bonus if his employment is terminated because of death, disability or retirement.

2) Ms. Brown, Mr. Hendrickson and Mr. Kingma will receive cash severance for any earned prorated bonus if their employment is terminated because of death, disability or retirement.

3) Mr. Lebel: Cash Severance represents 12 months of salary ($457,177), 12 months of bonus ($274,306) if he leaves Perrigo because of a change in control, without cause or for good reason, or involuntary termination for economic reasons. Cash Severance represents any earned prorated bonus if his employment is terminated because of death, disability or retirement. Other Benefits represents 12 months of Company contributions made to manager's insurance, disability fund, education fund and recreation fund.

4) Performance-based restricted stock units were valued based on a full three-year vesting credit of 186%, 152% and 133% for the fiscal 2008, 2009 and 2010 grants, respectively. The full three-year vesting credit for each fiscal year was calculated based on the actual vesting credit of 200% for the fiscal 2010 portion of each grant, which was based on our fiscal 2010 ROIC performance. The fiscal 2009 and 2010 full three-year vesting credit used a target performance of 100% for performance in any future fiscal year.

Compensation payable to our two named executive officers who have employment agreements with us in the event of a termination or a change-in-control of Perrigo is as follows:

Employment Agreement with Chief Executive Officer

Under Mr. Papa's employment agreement, his employment may be terminated during the term of this agreement under the following circumstances:

- upon Mr. Papa's death or disability;
- by Perrigo for cause (as defined in the agreement);
- by Mr. Papa upon 30 days' written notice;
- by mutual agreement;
- by Perrigo without cause upon 30 days' written notice; or
- by Mr. Papa with good reason (as defined in the agreement).

If Mr. Papa's employment is terminated during the term of this agreement for any reason, he will receive compensation and benefits earned to date, including payment for unused vacation days. If Mr. Papa's employment is terminated as a result of death or disability, Mr. Papa also will receive a pro rata management incentive bonus for the portion of the year he was employed. If we terminate Mr. Papa's employment for cause, he will receive compensation and benefits earned to date, but he will forfeit any options (whether vested or unvested), restricted stock and unvested benefits. Any salary and unused vacation days will be paid to Mr. Papa in a lump sum as soon as practicable following the date of termination. Other benefits will be paid to Mr. Papa in accordance with applicable law and the terms of any applicable plan or arrangement.

If during the term of this agreement Mr. Papa's employment is terminated by us without cause or by him for good reason and he agrees to a release of claims against Perrigo, he will also be entitled to compensation and benefits earned to that date, as well as:

- payment of an amount equal to 24 months of his then-current salary and target bonus, payable in regular payroll installments;
- continued vesting as if he had remained employed with Perrigo of the stock option and restricted stock awards granted to him on the Effective Date and the ability to exercise those options, to the extent they were vested at termination or vest subsequently, until the later of (i) 25 months after the date of termination, (ii) 30 days after the last vesting date of an option that vests after termination, or (iii) any later applicable date specified in the Long Term Incentive Award Agreement ("Award Agreement") pursuant to which the options were granted; provided that no option may be exercised later than the expiration of the option term as specified in the Award Agreement;

- continued vesting for a period of 24 months of all other stock option and restricted stock awards granted to him, and the ability to exercise those options, to the extent they were vested at termination or vest subsequently, until the later of (i) 25 months after the date of termination, or (ii) any later applicable date specified in the Award Agreement pursuant to which the options were granted; provided that no option may be exercised later than the expiration of the option term as specified in the Award Agreement; and
- a pro rata management incentive bonus for the portion of the year he was employed.

Employment Agreement with Executive Vice President & President, Perrigo Israel

In the event Mr. Lebel's employment agreement terminates due to non-renewal, then he will be entitled to vest (whether or not his employment terminates) as of the date of the notice of non-renewal in that number of unvested stock options and restricted stock awards that would have vested during the 24-month period following the end of the agreement term.

If Mr. Lebel's employment is terminated for any reason, he will receive compensation and benefits earned to date, including payment for unused vacation days. If Mr. Lebel resigns for "good reason" or if we terminate his employment "without cause", each as defined in the employment agreement, then, in addition to receiving earned compensation and benefits, he will receive his prorated bonus for the year in which the termination occurs; his salary, entitled bonus and benefits for the greater of 12 months or the balance of the employment agreement; immediate vesting of his restricted stock; and immediate vesting of his stock options that would have otherwise vested within the following 24 months. Any salary and unused vacation days will be paid in a lump sum as soon as practicable following the date of termination. Other benefits will be paid in accordance with applicable law and the terms of any applicable plan or arrangement.

Under his employment agreement, Mr. Lebel is also entitled to all accrued payments due to him under his previous employment agreement with Agis.

Payments Under the Management Incentive Bonus Plan

Generally, no portion of the payments under the MIB Plan is considered earned or payable for a particular year unless the named executive officer is employed by us and in good standing on the first day of the following fiscal year. The MIB Plan, however, may require us to make payments to named executive officers who are no longer employed by us on the first day of the following fiscal year under the following circumstances:

- retirement at age 65 or older;
- retirement at age 60 or older with at least 10 years of service;
- early retirement of a named executive officer under an early retirement plan;
- permanent disability as determined by the Compensation Committee; or
- death.

Under all circumstances listed above, the named executive officer, or his or her estate in the case of death, will be entitled to a pro rata portion of any payment under the MIB Plan for that fiscal year, computed to the date of the termination. In addition, the CEO, in his sole discretion, may make exceptions to the circumstances listed above and allow payments in the event of other types of termination.

A named executive officer eligible to receive a post-termination payment under the MIB Plan will be paid in a lump sum within a reasonable time after the close of the fiscal year in which termination occurred.

Payments Under the Long-Term Incentive Plan

If a named executive officer terminates employment with us due to death, disability or retirement; his or her (i) outstanding options will immediately vest in full and (ii) restricted stock units and performance-based restricted stock units will be free of any restriction period. The outstanding options may be exercised in whole or in part by the participant or his or her fiduciary, beneficiary or conservator, as applicable, at any time prior to their respective expiration dates.

If a named executive officer is involuntarily terminated for economic reasons, he or she may exercise his or her options, to the extent vested, at any time prior to the earlier of (i) the date that is 30 days after the date that is 24 months after the termination date, or (ii) their respective expiration dates. Any options, restricted stock units and performance-based restricted stock units that are not vested on the termination date, but are scheduled to vest during the 24-month period according to the vesting schedule in effect prior to the termination date will vest as if the participant had continued to provide services to us during the 24-month period. Any options, restricted stock units and performance-based restricted stock units, that are not scheduled to vest during the 24-month period will be forfeited on the termination date. If a named executive officer dies after the termination date while his or her options remain exercisable, the fiduciary of the named executive officer's estate or his or her beneficiary may exercise the options (to the extent that those options were vested and exercisable prior to the executive officer's death) at any time prior to the later of the date that is (i) 30 days after the date that is 24 months after the named executive officer's termination date, or (ii) 12 months after the date of death, but in no event later than their respective expiration dates.

Upon an event of termination for any reason during the restriction period, restricted shares and stock units still subject to restriction generally will be forfeited by the named executive officer and reacquired by Perrigo. We may in our sole discretion waive in whole or in part any or all remaining restrictions with regard to a named executive officer's shares, except for restricted share awards that are intended to comply with certain performance-based compensation requirements.

If a named executive officer is terminated for cause, any restricted shares or units subject to a restriction period will be forfeited and his or her right to exercise his or her options will terminate. If within 60 days after a named executive officer is terminated for any reason, we discover circumstances that would have permitted us to terminate a named executive officer for cause, any shares, cash or other property paid or delivered to the named executive officer will be forfeited and the named executive officer must repay those amounts to Perrigo.

If the named executive officer is terminated for any reason other than those described above, the named executive officer will have the right to exercise his or her options at any time prior to the earlier of (i) the date that is three months after the termination date, or (ii) their respective expiration dates, but only to the extent that those options were vested prior to the termination date. Any options or restricted stock units and performance-based restricted stock units that are not vested at the termination date will be forfeited on the termination date. If a named executive officer dies after the termination date while his or her options remain exercisable, the fiduciary of the named executive officer's estate or his or her beneficiary may exercise the options (to the extent that those options were vested and exercisable prior to the executive officer's death), at any time prior to the earlier of (i) 12 months after the date of death, or (ii) their respective expiration dates.

In the event of a change in control (as defined in the LTIP), options, restricted stock units and performance-based restricted stock units outstanding under the LTIP as of the date of the change in control that have not vested will become vested and the options will become fully exercisable. The restrictions and deferral limitations applicable to any restricted shares and units will lapse and the restricted shares and units will become free of all restrictions and limitations and will become fully vested and transferable. In addition, upon a change in control, all performance awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and the performance awards will be immediately settled and distributed. The restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse and those other stock unit awards and other awards will become free of all restrictions, limitations or conditions and will become fully vested and transferable to the full extent of the original grant.

Payments Under the Non-Qualified Deferred Compensation Plan

If a named executive officer is terminated for any reason other than death, he or she will receive a termination benefit under the Deferred Compensation Plan equal to his or her vested account balance. The Non-Qualified Deferred Compensation in Fiscal Year 2010 table on page 30 reflects account balances as of the end of our 2010 fiscal year.

This termination benefit will be paid to the named executive officer in a lump sum or under an annual installment method of up to 15 years, based on the named executive officer's choice when he or she began participation in the plan or as he or she subsequently changed the election. If the named executive officer did not make an election with respect to method of payment for a termination benefit, he or she will be deemed to have elected to be paid in a lump sum. Payments generally will be made no later than 60 days after the named executive officer terminates his or her employment with us.

A named executive officer's beneficiary will receive a survivor benefit equal to the named executive officer's vested account balance if the named executive officer dies before he or she commences payment under the Deferred Compensation Plan. The survivor benefit will be paid to the named executive officer's beneficiary in a lump sum payment as soon as administratively practicable, but in no event later than 60 days after the last day of the plan year in which the named executive officer dies.

Compensation Committee Report

The Compensation Committee of the Perrigo Company Board of Directors consists of three directors, each of whom is independent, as defined under SEC rules and the NASDAQ listing standards, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" with management. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into Perrigo's Annual Report on Form 10-K for the fiscal year ended June 26, 2010.

THE COMPENSATION COMMITTEE

Michael J. Jandernoa, Chair
Ellen R. Hoffing
Ran Gottfried

Equity Compensation Plan Information

The table below provides information about Perrigo's common stock that may be issued upon the exercise of options and rights under all of our equity compensation plans as of June 26, 2010. Shareholder-approved plans include our LTIP, as well as our Employee Stock Option Plan and Non-Qualified Stock Option Plan for Directors, which were replaced by our LTIP.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	1,828,608	$21.46	3,963,656[1]
Equity compensation plans not approved by shareholders	0	—	0
Total	1,828,608	$21.46	3,963,656

(1) All of these shares were available for issuance under our LTIP. Excludes 538,689 shares of unvested restricted stock awards and unvested restricted stock units. If these shares do not vest, they will no longer constitute shares outstanding and will be available for future issuance under the terms of the plan.

Audit Committee Report

The Audit Committee of the Board is responsible for monitoring: (1) Perrigo's accounting and financial reporting principles and policies; (2) Perrigo's financial statements and the independent audit thereof; (3) the qualifications, independence and performance of Perrigo's independent registered public accounting firm; (4) the qualifications and performance of Perrigo's internal audit function including where the service is outsourced and (5) Perrigo's internal control over financial reporting. In particular, these responsibilities include, among other things, the appointment and compensation of Perrigo's independent registered public accounting firm, reviewing with the independent registered public accounting firm the plan and scope of the audit of the financial statements and internal control over financial reporting and audit fees, monitoring the adequacy of reporting and internal controls and meeting periodically with internal auditors and the independent registered public accounting firm. All of the members of the Audit Committee are independent, as such term is defined in Rule 4200(a)(15) of the Nasdaq Stock Market listing standards. The Board has adopted an Audit Committee Charter, which it reviews annually based upon input from the Committee.

In connection with the June 26, 2010 financial statements, the Audit Committee: (1) reviewed and discussed the audited financial statements with management; (2) discussed with the independent registered public accounting firm the matters required to be discussed under current auditing standards, and (3) received and discussed with the independent registered public accounting firm the written disclosures and letter from the independent registered public accounting firm required under PCAOB Ethics and Independence Rule 3526 and has discussed with the independent registered public accounting firm their independence. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors, and the Board of Directors has approved, that Perrigo's audited financial statements be included in Perrigo's Annual Report on Form 10-K filed with the SEC for the fiscal year ended June 26, 2010.

THE AUDIT COMMITTEE

Laurie Brlas, Chair
Gary K. Kunkle, Jr.
Ben-Zion Zilberfarb

PROPOSALS TO BE VOTED ON

Proposal 1 – Election of Directors

Eleven directors currently serve on our Board of Directors. The directors are divided into three classes, with one class of directors standing for election each year, generally for a three-year term. At this Annual Meeting, you will be asked to elect three directors. Each director will serve for a term of three years, until a qualified successor has been elected, or until his or her death, resignation, retirement or removal by the shareholders for cause. The remaining seven directors will continue to serve on the Board as described below.

About the Nominated Directors

Our goal is to assemble a Board that operates cohesively and challenges and questions management in a constructive way. When assessing directors for the Board, we look at:

- the overall mix of their skills and experience,
- how active they are in understanding our business and participating in meetings; and
- their character, integrity, judgment, record of achievement, diversity and independence.

We also look at a director's ability to contribute to the Board, the time he or she has available and his or her participation on other boards because we believe these are important factors that enhance the quality of the Board's decision-making and its oversight of management and our business affairs overall. Finally, while diversity is also considered when assessing directors for the Board, Perrigo has no formal policy on Board diversity.

Our Expectations for Directors

We expect each member of our Board of Directors to act honestly and in good faith and to exercise business judgment with a view to the best interests of Perrigo overall. Each director is expected to:

- comply with our code of conduct, including conflict of interest disclosure requirements;
- develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance;
- diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials he or she receives in advance;
- actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered;
- participate in continuing education programs, as appropriate; and
- participate in the Board and Committee self-assessment process.

Director Experience

Our Board represents a cross-section of business, industry and academic experience. All of our directors bring to the Board of Directors significant leadership experience derived from their professional experience in either the corporate or academic sectors, as well as their service as executives or board members of other corporations or businesses. The process undertaken by the Nominating & Governance Committee in recommending qualified director candidates is described in "Director Nominations" on page 10. Certain individual qualifications and skills of our directors that contribute to the effectiveness of our Board of Directors as a whole are described below.

The nominees for this year, Laurie Brlas, Michael J. Jandernoa and Joseph C. Papa, are currently Perrigo directors. We will vote your shares as you specify on the enclosed proxy card or through telephone or Internet voting. If you do not specify how you want your shares voted, we will vote them FOR the election of the nominees. If unforeseen circumstances (such as death or disability) make it necessary for the Board of Directors to substitute another person for any of the nominees, we will vote your shares FOR that other person. The Board of Directors does not anticipate that any nominee will be unable to serve.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS AT THE 2010 ANNUAL MEETING

For a three-year term expiring at the 2013 Annual Meeting of Shareholders

Laurie Brlas, 52, has been a director of Perrigo since August 2003 and has served as Chair of the Audit Committee since October 2004. Since March 2008, Ms. Brlas has served as Executive Vice President, Chief Financial Officer of Cliffs Natural Resources, Inc. (formerly Cleveland-Cliffs, Inc.), the largest producer of iron ore pellets in North America. Previously at Cliffs Natural Resources, Inc., Ms. Brlas served as Senior Vice President, Chief Financial Officer from December 2006 to March 2008 and Senior Vice President, Chief Financial Officer and Treasurer from December 2006 to November 2007. Prior to that Ms. Brlas served as Senior Vice President and Chief Financial Officer of STERIS Corporation from April 2000 through November 2006. From September 1995 through March 2000, Ms. Brlas held various positions with Office Max, Inc., most recently as Senior Vice President and Corporate Controller. Ms. Brlas also served as a director for Nova Chemicals from September 2008 to July 2009.

Director Qualifications:

- *Leadership and operating experience* – current Chief Financial Officer of Cliffs Natural Resources, Inc., previous executive leadership roles at STERIS Corporation, a provider of healthcare products and services, and Office Max.
- *Board and corporate governance experience* – board and corporate governance experience from current and prior service as a director and committee member on public and non-profit company boards, including service as a director of Perrigo since 2003 and Audit Committee Chair 2004.
- *Accounting and financial expertise* – a certified public accountant and currently designated as an "Audit Committee Financial Expert" given her skills and attributes acquired through relevant education and work experience.

Michael J. Jandernoa, 60, has been a director of Perrigo since January 1981 and has served as the Chair of the Compensation Committee since October 2007. He served as Perrigo's Chief Executive Officer from February 1988 through April 2000 and as Chairman of the Board from October 1991 to August 2003. Mr. Jandernoa also served in various other executive capacities with Perrigo since 1979. He is a general partner of Bridge Street Capital Fund 1, LLP; was a director of Fifth Third Bank – West Michigan, a Michigan banking corporation from December of 2004 to December 2009; and a director of Steelcase, Inc., a manufacturer of casegood products and furniture systems for the office furniture industry from June 2002 to March 2010. Mr. Jandernoa also serves on the Board of the Strategic Economic Investment and Commercial Board (SEIC) (formerly Michigan Technology Tri-Corridor and Life Science Corridor).

Director Qualifications:

- *Leadership, operating and marketing experience* – former Chief Executive Officer and Chairman of the Board of Perrigo Company as well as current leadership roles in numerous other businesses related to the pharmaceutical industry.
- *Industry knowledge* – former CEO and Chairman of Perrigo Company with extensive experience and knowledge in the development and marketing of store brand consumer healthcare products.

- *Board and governance experience* – extensive board and corporate governance experience from current and previous service as a Chairman of the Board and a director of public, private and non-profit companies with extensive experience on Audit, Nominating & Governance and Compensation Committees.

Joseph C. Papa, 55, joined Perrigo in October 2006 as President and Chief Executive Officer and was elected to the Board of Directors in November 2006 and appointed Chairman of the Board in October 2007. He previously served as Chairman and Chief Executive Officer of the Pharmaceutical and Technologies Services segment of Cardinal Health, Inc. from December 2004 to October 2006. Prior to that position he served as President and Chief Operating Officer of Watson Pharmaceuticals, Inc. from 2001 to 2004. Additionally, he has held management positions at DuPont Pharmaceuticals, Pharmacia Corporation, G.D. Searle & Company and Novartis AG. Mr. Papa is a director of Smith & Nephew, a developer of advanced orthopedic medical devices.

Director Qualifications:

- *Leadership, operating and marketing experience* – current Chief Executive Officer, President and Chairman of the Board of Perrigo Company as well as previous executive leadership roles at other pharmaceutical companies.
- *Industry knowledge marketing and global business experience* – over 30 years of experience in the pharmaceutical industry, including the development and commercialization of products for the US and European markets.
- *Board and governance experience* – board and corporate governance experience from current service as a director at Perrigo and another global public company.

MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE

Term Expiring at the 2011 Annual Meeting of Shareholders

Moshe Arkin, 57, has been a director of Perrigo since March 2005 and served as Vice Chairman of Perrigo from March 2005 until his retirement on March 17, 2008. He served as Chairman of the Board of Directors and was the principal shareholder of Agis Industries (1983) Ltd., now known as Perrigo Israel Pharmaceuticals Ltd., from its establishment in 1983 (and prior to that of its affiliated companies) until its acquisition by Perrigo in March 2005. He also served as President of that company from December 2000 until March 2008. Since September 2007, Mr. Arkin has served as Chairman of the Board for Exalenz Bioscience Ltd., a developer of specialized medical diagnostic equipment, and since October 2006 he has served as Chairman of the Board for Mobile Solid, a developer of software solutions for mobile devices. He was also chairman and director of Bezeq, an Israeli Telecommunication Company, from October 2005 to June 2007. Mr. Arkin resides in Israel.

Director Qualifications:

- *Leadership and operating experience* – Former Vice Chairman of Perrigo Company and former Chief Executive Officer and President of Agis Industries. Also, current Chairman of public company boards and director on private company and non-profit boards.
- *Board and corporate governance experience* – board and corporate governance experience from current and previous service as a Chairman of the Board and director of public, private and non-profit companies.
- *Industry knowledge – global business experience* – extensive knowledge and experience in the pharmaceutical industry, including product development, marketing and distribution of pharmaceutical products on a global basis.

Gary K. Kunkle, Jr., 63, has been a director of Perrigo since October 2002 and has served as Lead Independent Director from August 2007 to August 2008 and since August 2009. He also served as the Chair of the Compensation Committee from May 2006 until October 2007. Mr. Kunkle served as Chairman and Chief

Executive Officer of DENTSPLY International Inc., a manufacturer and marketer of products for the professional dental market, from January 2004 until his retirement in December 2006. He previously served as President and Chief Operating Officer of DENTSPLY from January 1997 to December 2003. He also was a director of that company from March 2002 until December 2006. From January 1994 to December 1996, he served as President of Vistakon, a division of Johnson & Johnson.

Director Qualifications:

- *Leadership and operating experience* – former Chief Executive Officer and Chairman of a global dental product corporation as well as previous executive management roles within the health science and pharmaceutical industries.
- *Board and corporate governance experience* – board and corporate governance experience from service as a director of Perrigo since 2002, including service as current Lead Independent Director and previous membership on Compensation and Nominating & Governance Committees.
- *Industry knowledge* – extensive experience within the dental supply and pharmaceutical industries, including product development, marketing and distribution of pharmaceuticals and other products on a global basis.

Herman Morris, Jr., 59, has been a director of Perrigo since December 1999 and has served as Chair of the Nominating & Governance Committee since October 2007. Since October 2009 he has been City Attorney of the City of Memphis. From September 2006 to October 2009, he was in the private practice of law in Memphis, Tennessee. From April 2006 to September 2006, Mr. Morris was Vice President and General Counsel of Pinnacle Airlines. Mr. Morris was a partner in the Baker, Donaldson, Bearman, Caldwell and Berkowitz law firm in Memphis, Tennessee from April 2004 to June 2006. He served as President and Chief Executive Officer of Memphis Light, Gas and Water Division from August 1997 until January 2004. Prior to that, Mr. Morris was General Counsel of Memphis Light, Gas and Water Division.

Director Qualifications:

- *Leadership experience* – current and previous executive leadership roles within the private and public sectors.
- *Board and corporate governance experience* – board and corporate governance experience from service as a director of public, private and non-profit companies, including service as a director of Perrigo since 1999 and Chair of our Nominating & Governance Committee since 2006.
- *Legal experience* – extensive legal experience in both the public and private sectors.

Ben-Zion Zilberfarb, 60, has been a director of Perrigo since February 2007. Since 1978 he has served as a consultant and director for private and public companies in the areas of banking, insurance and private capital. He also has served as a Professor of Economics at Bar-Ilan University and the Edmond de Rothschild Professor of Global Asset Management at Netanya Academic College since 1988 and 2004, respectively. From 1998 to 1999 he was Director General of Israel's Ministry of Finance. He is a Board member and Chairman of the Audit Committee for Delek Group, a holding and management company investing in Israel and abroad; and a director for the Israel Discount Bank, both of which are traded on the Tel Aviv Stock Exchange. He was a member of the Board and Audit Committee of FundTech, Ltd. from 2002 to 2007, a Board member and Chairman of the Audit Committee for Brimag Digital Age, a distributer of electrical appliances, from 2004 to 2007 and a Board member and Chairman of the Audit Committee of Partner Communication, a cellular phone company, from 2000 to 2006. Mr. Zilberfarb resides in Israel.

Director Qualifications:

- *Leadership experience* – various leadership roles within higher education, government and financial institutions.

- *Board and corporate governance experience* – current and prior board and committee memberships within the financial industry and academic institutions as well as private and public companies; current and prior audit committee chair on public boards.
- *Academic and financial expertise* – years of leadership experience at academic and public sector institutions on financial issues.

Term Expiring at the 2012 Annual Meeting of Shareholders

Gary M. Cohen, 51, has been a director of Perrigo since January 2003 and served as Lead Independent Director from August 2008 to August 2009. Since June 2006, he has served as Executive Vice President of Becton, Dickinson and Company ("BD"), a provider of medical supplies, devices, laboratory equipment and diagnostic systems. He also served as President of BD Medical, one of three business segments of BD, from May 1999 until June 2006. Mr. Cohen has been an executive officer of BD in various capacities since October 1996. Mr. Cohen presently serves as a director and secretary of the United States Fund for UNICEF and director of the Centers for Disease Control (CDC) Foundation, as well as chairperson of the CDC Corporate Roundtable, and a director of the Accordia Global Health Foundation.

Director Qualifications:

- *Leadership and operating experience* – currently an Executive Vice President at a global medical technology company as well as years of service in previous executive officer roles of varying degrees.
- *Board and corporate governance experience* – board and corporate governance experience from current and prior service as a director and committee member on public and non-profit company boards, including service as a director of Perrigo since 2003.
- *Industry knowledge* – extensive experience in the pharmaceutical, medical supply and diagnostic equipment industries.

David T. Gibbons, 67, has been a director of Perrigo since June 2000. Between March 2008 and February 2009, he served as Interim Chief Executive Officer of Cott Corporation, a leading provider of non-alcoholic beverages and store brand soft drinks. He has served on Cott's Board of Directors since 2007 and is currently Chairman of the Board. Mr. Gibbons served as Executive Chairman of Perrigo from October 9, 2006 until his retirement in March 2007. Prior to that, Mr. Gibbons served as the President and Chief Executive Officer of Perrigo from May 2000 to October 2006 and as Chairman of the Board from August 2003 to October 2007. He served as President of Rubbermaid Europe from August 1997 to April 1999 and as President of Rubbermaid Home Products from December 1995 to August 1997. Prior to joining Rubbermaid, Mr. Gibbons served in a variety of general management, sales and marketing positions during his 27-year career with 3M Company. Mr. Gibbons was also a director of Robbins & Myers, Inc., a supplier of application-critical equipment and systems to the global pharmaceutical, energy and industrial markets. Mr. Gibbons served as a director of Banta Corp, a diversified printing company, from 2003 to 2006.

Director Qualifications:

- *Leadership, operating and marketing experience* – former Chief Executive Officer and Chairman of the Board of both Perrigo Company and Cott Corporation.
- *Board and governance experience* – extensive board and corporate governance experience from current and prior service as a Chairman of the Board director and committee member on public, private and non-profit company boards.
- *Industry knowledge* – former CEO and Chairman of Perrigo Company with extensive experience and knowledge in the development and marketing of store brand consumer healthcare products.

Ran Gottfried, 66, has been a director of Perrigo since February 2006. From July 2006 until December 2008, Mr. Gottfried served as Chairman and CEO of Powerpaper Ltd., a leading developer and manufacturer of micro-electrical cosmetic and pharmaceutical patches. Since 1975 he has served as a CEO, consultant and director of private and public companies in Israel and Europe in the areas of retail and distribution, pharmaceuticals, and telecommunications. From January 2001 until December 2005, he served as Chairman of Magnolia Silver Jewelry, Ltd. Mr. Gottfried also served as an advisor to Careline-Neca, a consumer division of Perrigo's Israeli subsidiary from 2004 until March 2007, when his consulting ended. Mr. Gottfried was a director of Agis from 2003 until its acquisition by Perrigo in March 2005. Mr. Gottfried was also a director of Bezeq, Israel's leading telecommunications provider until April of 2010. Mr. Gottfried resides in Israel.

Director Qualifications:

- *Leadership, operating and global business experience* – current CEO, consultant and director of private and public companies in Israel and Europe.
- *Board and corporate governance experience* – board and corporate governance experience from current and prior service as a director and committee member on public, private and non-profit company boards.
- *Industry knowledge, product development, marketing and global* – experience as a consultant to the pharmaceutical and consumer products industries for numerous years.

Ellen R. Hoffing, 53, has been a director of Perrigo since July 2008. Since September 2009, Ms. Hoffing has served as Chief Operating Officer and Co-President of Neos Therapeutics, a privately held specialty pharmaceutical company that focuses on extended release liquid drug development. From September 2006 until September 2009, she served as President and Chief Executive Officer of Applied NeuroSolutions, Inc., a development stage biopharmaceutical company focused on diagnostics and therapeutics for the treatment of Alzheimer's disease. She has also served as Chairman of Applied NeuroSolutions' Board of Directors since December 2007 and remains in that role. Ms. Hoffing's extensive experience in the pharmaceutical industry includes senior positions at American Pharmaceutical Partners, from March 2005 to November 2005, Baxter Healthcare, from November 2002 to March 2005, and G.D. Searle, from September 1983 to October 2000.

Director Qualifications:

- *Leadership, operating and global business experience* – current Chief Operating Officer and co-President of a pharmaceutical company, previous Chief Executive Officer of a biopharmaceutical company.
- *Board and corporate governance experience* – board and corporate governance experience from service as the current Chairman of a privately held specialty pharmaceutical company; current member of Perrigo's Compensation Committee.
- *Industry knowledge* – extensive experience in varying roles within the pharmaceutical industry, including product development, marketing and distribution of pharmaceutical products globally.

The Board of Directors unanimously recommends a vote FOR each of the director nominees

Proposal 2 – Ratification of Appointment of our Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP ("E&Y") to serve as our independent registered public accounting firm for fiscal 2011. While not required, we are submitting the appointment to our shareholders as a matter of good corporate practice to obtain their views. The affirmative vote of a majority of the votes cast at the annual meeting on the proposal is required for ratification.

If the appointment is not ratified, it will be regarded as a recommendation that the Audit Committee consider the appointment of a different firm to serve as independent registered public accounting firm for fiscal year 2011. In that event, the Audit Committee may still decide to retain E&Y for fiscal year 2011. Even if the appointment is ratified, the Audit Committee may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of Perrigo and its shareholders. We expect representatives of E&Y to be present at the annual meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

E&Y has acted in this capacity since June 29, 2008. E&Y has advised us that neither the firm nor any of its members or associates has any direct financial interest or any material indirect financial interest in Perrigo or any of its affiliates other than as accountants.

The Audit Committee first selected E&Y to serve as our independent registered public accounting firm for the 2009 fiscal year ending June 27, 2009. During fiscal years 2009 and 2010, we retained E&Y to perform auditing and other services for us and paid them the following amounts for these services:

Fiscal Year 2009		Fiscal Year 2010	
Audit Fees	$1,895,000	Audit Fees	$2,453,000
Tax Fees	941,000	Tax Fees	2,266,000
Total	$2,836,000	Total	$4,719,000

Tax fees include amounts incurred for tax planning and compliance services.

The Audit Committee maintains a policy pursuant to which it reviews and pre-approves audit and permitted non-audit services (including the fees and terms thereof) to be provided by our independent registered public accountants, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 that are approved by the Audit Committee prior to the completion of our audit. The Chair of the Audit Committee, or any other member or members designated by the Audit Committee, is authorized to pre-approve non-audit services, provided that any pre-approval shall be reported to the full Audit Committee at its next scheduled meeting. All auditing and other services performed by our independent registered public accountants in fiscal 2010 were approved in accordance with the Audit Committee's policy.

The Board of Directors unanimously recommends that shareholders vote FOR ratification of the appointment of Ernst & Young LLP as our Company's independent registered public accounting firm for fiscal 2011

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended June 26, 2010, including financial statement schedules, which is on file with the Securities and Exchange Commission, is included in the Annual Report delivered with this proxy statement. If you would like a copy of the exhibits to the Form 10-K, please contact Todd W. Kingma, Secretary, Perrigo Company, 515 Eastern Ave., Allegan, MI 49010.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on October 27, 2010:

The Notice of Annual Meeting, Proxy Statement and our 2010 Annual Report are available electronically at http://www.perrigo.com/proxymaterials.

PERRIGO®

Contents

Corporate Profile

Perrigo Company is a leading global healthcare supplier that develops, manufactures and distributes over-the-counter (OTC) and generic prescription (R_X) pharmaceuticals, infant formulas, nutritional products, active pharmaceutical ingredients (API), and pharmaceutical and medical diagnostic products. Perrigo is the world's largest store brand manufacturer of OTC pharmaceutical products and infant formulas. Perrigo's primary markets and locations of manufacturing and logistics operations are the United States, Israel, Mexico, the United Kingdom and Australia.

More than 2,700 Perrigo products are now available in more than 70 countries worldwide.

Financial Highlights

Financial Results – Reported (GAAP) [1]

In millions, except shares and per share amounts

	Year Ended June 27, 2009 [2]	Year Ended June 26, 2010 [2]	% Change
Net Sales	$2,006.9	**$2,268.9**	13.1
Operating Income	$ 247.3	**$ 335.9**	35.8
Income from Continuing Operations	$ 141.1	**$ 224.1**	58.8
Diluted Earnings Per Share from Continuing Operations	$ 1.51	**$ 2.41**	59.6
Average Diluted Shares Outstanding (000s)	93,629	**92,845**	(0.8)

Financial Results – Adjusted (Non-GAAP) [1]

In millions, except shares and per share amounts (unaudited)

	Year Ended June 27, 2009 [2,3]	Year Ended June 26, 2010 [2,3]	% Change
Net Sales	$2,006.9	**$2,268.9**	13.1
Operating Income	$ 267.4	**$ 383.5**	43.4
Income from Continuing Operations	$ 174.6	**$ 262.6**	50.4
Diluted Earnings Per Share from Continuing Operations	$ 1.87	**$ 2.83**	51.3
Average Diluted Shares Outstanding (000s)	93,629	**92,845**	(0.8)



Net Sales ($ in millions)
2009
2,006.9
2010
2,268.9
Operating Income ($ in millions)
2009
267.4
2010
383.5
Income From Continuing Operations ($ in millions)
2009
174.6
2010
262.6
Diluted Earnings Per Share (in dollars)
2009
1.87
2010
2.83

(1) All information based on continuing operations.

(2) See Item 7 in the Form 10-K report for a discussion of results of operations.

(3) See reconciliation of non-GAAP financial measures on page 18. We have excluded certain items that are unusual in nature when monitoring and evaluating Perrigo's ongoing financial results, because we believe this provides important insight into Perrigo's ongoing core business operations on a normalized basis.



Dear Shareholders,

Fiscal 2010 was a very successful year for Perrigo. We achieved record sales and earnings. Those results reflect our commitment to executing on our five key strategic pillars, combined with favorable market dynamics, including continued growth in consumer acceptance of store brand value and more frequent generic prescription substitution.

During fiscal 2010, we delivered on a number of promises we made at our fiscal 2009 year-end analysts' meeting:

We promised to grow by expanding into new categories, and we delivered by:

- Acquiring PBM Holdings, Inc. (PBM), the world's largest manufacturer and marketer of store brand infant formula products, and one of only four U.S. Food and Drug Administration (FDA)-approved manufacturers of infant formulas in the U.S.,
- Entering the ophthalmics category through our introduction of Ketotifen Fumarate Ophthalmic Solution, 0.025%, a generic version of Zaditor®, a sterile eye solution for the temporary prevention of itching due to allergies, and
- Adding more than 10 products, through asset acquisitions and partnerships, whose national brand equivalents had annual sales totaling $3 billion.

We promised to grow through global expansion, and we delivered by:

- Acquiring Orion Laboratories Pty. Ltd., Australia's largest OTC independent store brand pharmaceutical manufacturer, and
- Acquiring PBM, whose international presence and strategy of continuous global expansion also contributed to the growth of our global footprint.

We promised to grow by expanding our product line, and we delivered by:

- Receiving approval for and introducing several new products in key categories in our Consumer Healthcare, R_X Pharmaceuticals and API businesses.

Our Strategic Pillars

Throughout fiscal 2010, we continued to focus on the five pillars that are at the foundation of our strategic plan by:

Ensuring Sustainable High Quality – We invested more than $73 million in quality-related processes and activities in fiscal 2010. In fact, we added 34 employees that are focused purely on maintaining Perrigo quality, and expect to add 110 more in fiscal 2011.

Delivering Superior Customer Service – While the complexity of producing 44 billion tablets and 13,000 SKUs annually sets us apart from our competitors, it also makes it a challenge for us to meet our customers' service expectations. Perrigo met this challenge, while achieving record net sales volumes in fiscal 2010.



Pursuing Industry Leading Innovation – In fiscal 2010, we reinforced our leadership position through the introduction of new products that contributed more than $125 million to our sales for the year.

Executing Effective Cost Management – Economies of scale and efficiency are critical to our ability to consistently deliver affordable healthcare products. Despite ever-present cost pressures, our highly skilled and sophisticated manufacturing and global procurement teams made significant progress in overall cost management during fiscal 2010.

Unleashing the Power of People – By developing new programs and training facilities, we continue to seek, motivate and reward highly talented and skilled people.


Doug
PERRIGO

We promised to maximize the efficiency of our operations and businesses, and we delivered by:

- Completing the sale of our German API facility,
- Divesting non-core assets though the sale of our Israel Consumer Products business, and
- Acquiring an 85 percent stake in a start-up API facility in India that will contribute to our low cost position while enabling us to participate more fully in the "next generation" of API.

Focused on Quality: At Perrigo, Providing Quality, Affordable Healthcare Products Isn't a Fad, It's a Mission.

While we were obviously pleased and excited with fiscal 2010's outstanding results, we are even more pleased that these results were achieved while maintaining focus on the quality of our products and the safety of the patients who take them. In our minds, without quality, there is no value.

To support our focus on quality, more than 14 percent of our workforce is dedicated to quality processes and systems, and our investment in quality continues to grow.

That does not, however, mean that we can or should focus less on quality. The FDA is continuing to raise product quality standards to ensure the highest product safety for patients. As you may be aware, in April 2010 Perrigo received a warning letter from the FDA related to our Allegan, Michigan facilities. In essence, the FDA wants us to ensure that sustainable corrective and preventive actions take place when deviations occur, and that employees follow established procedures in all manufacturing operations. In response to the FDA's letter and subsequent reviews, we will continue to make the necessary investments in manufacturing quality, will implement the necessary changes to our standard operating procedures to further increase the reliability of our processes, and in the long run, we will become an even stronger and better company.

Delivering Results: Tremendous Effort Produces Record Performance.

While our record performance in fiscal 2010 can be attributed to several factors, none is more important than the tremendous effort put forth by the Perrigo team. Through their effort and outstanding focus, we were able to benefit from the year's acquisitions, execute effective cost management, take advantage of positive competitive factors, and grow our core businesses.




Mesalamine Rectal
Suspension, USP Enema


PERRIGO
Polyethylene
Glycol 3350



Perrigo vs. S&P, DJIA, and NASDAQ


Price Performance
PERRIGO
S&P
DJIA
NASDAQ
200%
150%
100%
50%
0%
-50%
-100%
June 06
June 07
June 08
June 09
June 10

As a result of these efforts:

- Fiscal 2010 net sales from continuing operations were a record $2.27 billion compared to $2.01 billion in fiscal 2009, an increase of $262 million, or 13 percent.
- Adjusted income from continuing operations for fiscal 2010 increased 50 percent to $263 million from $175 million last year. Adjusted diluted earnings per share from continuing operations were a record $2.83 this year versus last year's record $1.87.
- Fiscal 2010 adjusted operating income from continuing operations was a record $384 million, up 43 percent from last year, while our adjusted operating margin also improved 360 basis points.
- We generated a record $314 million in cash flow from operations, driven by our improved results and our continued focus on working capital.
- During fiscal 2010, we declared dividends totaling $0.2425 per share versus $0.215 per share in fiscal 2009, an increase of 13 percent.

Segment Performance.

Consumer Healthcare: In fiscal 2010, Perrigo's Consumer Healthcare net sales increased 12 percent or $194 million, which included $159 million in sales of new and acquired products.

Consumer Healthcare launched several new products in fiscal 2010, most notably Nicotine Polacrilex Lozenge USP, 2mg and 4mg in Cherry and Cinnamon flavors, Polyethylene Glycol 3350, and Miconazole Cream and Suppository, which compete with the national brands Commit® lozenge, MiraLAX® and Monistat®-1, respectively.



PBM Acquisition Represents Entry into an Important New Category.

In April 2010, we acquired PBM for $841 million in cash, which included cash acquired of $31 million.

Based in Gordonsville, Virginia, PBM was the leading manufacturer and distributor of store brand infant formulas and baby foods sold by leading retailers in the mass, club, grocery and drug channels in the U.S., Canada, Mexico and China. We expect this acquisition to add approximately $300 million in annual sales to our top line in fiscal 2011 and more than 370 SKUs to our product portfolio in an important adjacent category. Much like Perrigo, PBM has a long history of high quality manufacturing in a capital intensive and highly FDA-regulated manufacturing environment.

PBM's mission to provide families with high quality, state-of-the-art infant formulas at sensible prices was a perfect complement to the Perrigo mission to deliver quality, affordable healthcare products to consumers.

In fiscal 2010, directly or with partners, we received approval from the FDA for five OTC drug applications: Miconazole Cream, 4%, Nicotine Cinnamon Lozenge, 2 mg and 4 mg, Miconazole 1-Day Softgel Combo Pack, Polyethylene Glycol 3350, and Nicotine Cherry Lozenge, 2 mg and 4 mg.

As of June 26, 2010, either on our own or with partners, we had 14 OTC drug applications pending approval with the FDA.

R_x Pharmaceuticals: Our R_x business performed exceptionally well during fiscal 2010, primarily on the strength of core products and new product introductions. Fiscal 2010 net sales grew by 45 percent to a record $238 million, and adjusted operating income rose 138 percent from $29 million to $69 million. Sales from new products more than doubled in fiscal 2010 to approximately $35 million, and included three key new product launches, Clindamycin Foam, Ciclopirox Shampoo and Imiquimod Cream. During fiscal year 2010, Perrigo further solidified its leadership position in the extended topical space, and as the category leader has become the preferred authorized generic supplier in the U.S. During the year, we continued to invest in and nurture our R_x pipeline, and we concluded the year with 19 pending Abbreviated New Drug Applications (ANDAs), eight of which are confirmed as first-to-file applications.

Active Pharmaceutical Ingredients: As mentioned earlier in this letter, during fiscal 2010, we made a number of key moves in our API business that we believe will strengthen this business and enhance its market position in the future. In late fiscal 2009, we made a strategic decision to exit our API operation in Germany and to purchase an API operation under construction in India in order to improve the cost competitiveness of this business.

The result of that decision was that in early fiscal 2010, we acquired an 85 percent stake in a state-of-the-art, low-cost API facility currently under construction in India for approximately $12 million. This facility will manufacture certain API products we have been producing in Germany and Israel, and future high-volume APIs, and will enable us to vertically integrate more of our R_x products and future R_x-to-OTC switch candidates. Then, in the fourth quarter of fiscal 2010, we completed the sale of our German API facility.

The new Indian facility will enable us to participate in the "next generation" of APIs – those that require specialized skills and capabilities to develop and produce small-batch, high-value ingredients used in some of the new, leading-edge cancer drugs.

Perrigo Israel: Our Pharmaceuticals/Diagnostic Products (PDI) business manufactures and markets



Parent's Choice
Infant Formula
Préparation Pour Nourrissons
Gentle
Tendre
Parent's Choice
1
婴儿配方奶粉
Infant Formula
含
DHA & ARA
净含量 900克
Parent's Choice
Infant Formula
Added Rice Starch
Premium
Advantage
Vermont Organics
Infant formula
Milk-Based Nutrition
Suplemento Alimenticio


Peggey

Store Brand Acceptance



Store Brand
National Brand
Category
Total OTC & Vitamins (*VMS)
13.2%
-0.5%
3.0%
Total OTC
13.7%
-3.4%
1.0%
Analgesics
18.2%
-8.2%
-1.5%
Cough, Cold, Allergy, Sinus
11.3%
-3.0%
0.3%
Gastrointestinal
15.7%
1.7%
5.3%
Smoking Cessation
7.6%
-9.3%
-1.6%
Vitamins (*VMS)
11.5%
9.9%
10.3%
-10
-5
0
5
10
15
20

Source: IRI 52 Week Data Ending July 4, 2010, FDM

branded prescription drugs under long-term exclusive licenses and imports pharmaceutical, diagnostics and other medical products into Israel based on exclusive agreements with the manufacturers.

In March 2009, as part of management's strategic review of its businesses, we committed to a plan to sell the Israel Consumer Products business, which primarily served the Israeli market, and manufactured and marketed cosmetics, toiletries, bar soaps, and detergents sold under the brand names Careline®, Neca® and Natural Formula®. In February 2010, we completed the sale of the Israel Consumer Products business to Emilia Group for approximately $47 million.

Consumer Savings and Retailer Profits: A Durable Trend.

This fiscal year's results again demonstrate that our mission of delivering quality, affordable healthcare products that save consumers money, while generating significant profits for our retail customers, continues to be a durable and effective one.

The long-term trends that impact our business – the emphasis on reducing healthcare costs, an aging population, continued economic uncertainty, the growing consumer reliance on self-treatment – all play to our strengths: innovation, quality, manufacturing capacity and efficiency, and technical expertise.

We estimate that our products save consumers more than $1.5 billion in annual healthcare costs when compared to higher-priced national brands – more than $10 billion over the past decade.

Perrigo store brand OTC and nutritional products also represent a significant portion of a retailer's pharmacy department profitability. That combination of value and profitability sets us apart from other healthcare product manufacturers.

Because of this store brand profitability, retailers continue to invest in these product lines. This support enhances consumer acceptance of, and comfort with, store brands, and has helped fuel our unique value proposition.

Our products save consumers more than $1.5 billion in annual healthcare costs.

Perrigo People Make More than Products – They Make a Difference.

One important, yet perhaps less obvious way that Perrigo's quality culture has a positive impact is through the activities of the Perrigo Foundation and through the efforts of Perrigo people.

Wings of Hope Hospice and Wings Home

Diane Barton, Perrigo graphics manager, is a great example.

Recently, Diane spearheaded a capital campaign for Wings Home (a separate, but related, charitable entity from Wings of Hope) to acquire a charitable home and the resources to provide hospice care in a home-like environment to those who may not have the finances or a family to care for them in their last days.

Working through the Perrigo Foundation, Diane helped the organization secure a donation of $100,000 toward their goal of $550,000. In addition, Diane personally solicited and raised an additional $85,000 from Perrigo management and employees, and helped coordinate an unexpected gift of what will become the charitable Wings Home. This will allow most of the funds raised to be used for additional end-of-life care for more people.

Allegan General Hospital Infusion Center

In May 2010, Allegan General Hospital, located in Perrigo's hometown of Allegan, Michigan, announced that it would expand and renovate its infusion center, thanks to $300,000 in funding from the Perrigo Foundation and members of the community.

The new center will create a more comfortable and peaceful environment for patients who receive cancer treatments or other infusion services.

Perrigo Foundation Academic Scholarship Program

Perrigo has long recognized that children represent not only the future of their communities, but also that of the Perrigo Company.

So, beginning in 2008, the Perrigo Foundation launched a new academic scholarship program for the children of Perrigo employees. The program consists of an annual competitive scholarship for students in any curriculum, and a four-year grant for students studying math, science or engineering.



The Perrigo Advantage

- Leader in bringing to market products that have switched from prescription to over-the-counter (R_X-to-OTC switches)
  - Received a total of 147 ANDAs for OTC and R_X medications and have 33 more pending
  - More R_X-to-OTC product ANDAs on file than any other pharmaceutical manufacturer
- A culture focused on quality
- Critical mass – 44+ billion tablets/caplets per year, among the top three manufacturers worldwide
- Mass customization – nearly 13,000 SKUs
- Focus on difficult-to-develop generic R_X "topicals"
- Low cost manufacturing

All told, the Perrigo Foundation has awarded more than 200 scholarships, or approximately $600,000 in scholarships, since the current program began in 2008.

Perrigo Contributes to Global Relief Efforts.

In addition to the local philanthropic efforts of the Perrigo Foundation, Perrigo has for many years responded to periodic global relief efforts by contributing critically needed healthcare products to international and domestic relief organizations.

In fiscal 2010, we donated more than $1.5 million in healthcare products to help support relief efforts in areas such as Haiti and Chile.



Joe Papa, Perrigo Chairman, President and CEO presents a scholarship award to Rebecca Phelps.










Nicotine Lozenge
Nicotine Lozenge
Flu & Sore
Pain Relief
Pain Relief
Tussin
MICONAZOLE 1




NEW!
ClearLax
ClearLax
PegLax

July 2009/August 2009

Announced that we had received approval from the FDA to market store brand OTC **Coated Nicotine Polacrilex Lozenge USP, 2 mg and 4 mg in cherry and cinnamon flavors**, which are comparable to Commit® lozenge, which is an aid to smoking cessation.

Announced that our partner Teva Pharmaceutical Industries Ltd. had received final approval from the FDA to market **Triamcinolone Acetonide Nasal Spray**.

September 2009

Announced that we had acquired the ANDA for the generic form of **Duac® Gel** from KV Pharmaceutical.

October 2009

Announced that we had received final approval from the FDA to market OTC **Polyethylene Glycol 3350**, the store brand equivalent of MiraLAX®.

Announced that we had filed an ANDA for OTC **Minoxidil Topical Aerosol Foam, 5%**, a generic form of Men's Rogaine® Foam.

November 2009

Announced that we had signed a definitive agreement to sell our Israel Consumer Products business along with the related production assets in Israel to Emilia group, a subsidiary of O. Feller Holdings Ltd.

December 2009

Announced that we would implement a labeling program to help consumers more clearly identify more than 200 of our OTC store brand pharmaceuticals that are gluten-free.

The Year in Review

February 2010

Announced that we received final approval from the FDA to manufacture and market **Ciclopirox Shampoo, 1%**, a generic version of LOPROX® Shampoo.

Announced that a federal court had granted summary judgment in our favor in patent litigation involving **Guaifenesin Extended-Release Tablets, 600mg**, a generic version of Mucinex®.

Closed on our previously announced sale of the Israel Consumer Products business to Emilia Group.

March 2010

Announced that we had acquired Australia's leading OTC store brand supplier, Orion Laboratories, for $49 million in cash.

Announced that we launched **Ketotifen Fumarate Ophthalmic Solution, 0.025%**, a generic version of Zaditor®.

Announced that we had signed a definitive merger agreement to acquire the world's largest store brand infant formula manufacturer, PBM Holdings, Inc.

April 2010

Announced that together with our partner Cobrek Pharmaceuticals, Inc. (Cobrek), we received final approval from the FDA to manufacture and market **Clindamycin Phosphate Foam, 1%**, a generic version of Evoclin® Foam 1%.

Announced that, together with Cobrek, we had agreed to settle all Hatch-Waxman litigation relating to **Betamethasone Valerate Foam**, a generic equivalent of Luxiq® Foam, and that we will be able to launch a generic version of Luxiq® Foam no later than January 15, 2013.

Announced that we had settled all patent litigation with Graceway Pharmaceuticals and that Perrigo was named Graceway's authorized generic distributor for **Aldara®** through February 24, 2011.

Announced that we had been named as an authorized generic partner by Ferndale Laboratories and had launched an authorized generic of **Analpram HC® Cream**.

May 2010

Announced that we closed the previously announced acquisition of PBM.

Announced that we had acquired the exclusive U.S. store brand rights from Tris Pharma to sell and distribute **Dextromehtorphan Polistirex Extended Release Suspension Cough Suppressant**, the generic version of Delsym®, which is indicated for 12-hour cough relief.

Announced that we had acquired rights to Novel Laboratories' pending ANDA for **HalfLytely® and Bisacodyl Tablets Bowel Prep Kit** (PEG-3350, sodium chloride, sodium bicarbonate and potassium chloride for oral solution and bisacodyl delayed-release tablets), indicated for the cleansing of the colon as a preparation for colonoscopy in adults. Under terms of the Perrigo/Novel agreement, Novel will manufacture the product exclusively for Perrigo.

June 2010

Announced that we had received final approval from the FDA for our ANDA for OTC **Miconazole Nitrate Vaginal Cream and Suppository**, a generic to Monistat® -1 Combination Pack.



Positioned for Growth.

This is a very exciting time for those of us at the Perrigo Company.

Today, Perrigo is the leading manufacturer of store brand OTC healthcare products in the U.S., U.K., and Mexico, and soon to be in Australia.

We believe we are, and will continue, making a significant contribution to lowering healthcare costs by delivering an increasingly broad array of quality, affordable healthcare products. Our core strengths of technical and regulatory expertise will help drive new product introductions in response to the growing number of R_x-to-OTC switch opportunities on the horizon.

Looking further into the future, we believe there are numerous R_x-to-OTC switch and ANDA store brand opportunities representing combined branded retail sales of $10 billion over the next five years.

In addition, our financial strength allows us to continue to invest in quality, capacity and efficiency in our core business, pay dividends and make strategic acquisitions that further enhance our global footprint and product and category reach.

As Always, Execution is Key.

Looking toward fiscal 2011 and beyond, I am confident in our strategic direction, our prospects for future growth and our team. We will capitalize on our market position to grow both organically and through acquisitions. We will continue our global expansion. We will continue to increase our investment in research and development.

That growth, however, will never come at the expense of quality, or the assurance that Perrigo products are safe, effective, and deliver significant value to those who take them.

Sincerely,



Joseph C. Papa
Chairman, President and
Chief Executive Officer
September 15, 2010


Omeprazole

		
NET SALES	($ in millions) **2008:** $1,336.1 **2009:** $1,638.8 **2010:** $1,833.0	($ in millions) **2008:** $161.3 **2009:** $164.2 **2010:** $237.6
MARKETS	U.S./Canada Mexico United Kingdom China Australia	U.S./Canada
CUSTOMERS	Food, Drug and Mass Merchandise Retailers Club Stores Dollar Stores Wholesalers	Wholesalers Food, Drug and Mass Merchandise Retailers Drug Distributors Government Group Purchasing Organizations/Institutional
MANUFACTURING LOCATIONS	Allegan, Michigan Balcatta, Western Australia Bronx, New York Burlington, Vermont Covington, Ohio Greenville, South Carolina Holland, Michigan Lake Worth, Florida Guadalajara, Jalisco Mexico Ramos Arizpe, Coahila Mexico Wrafton, Braunton, North Devon U.K. Barnsley, Yorkshire U.K.	Yeruham, Israel Allegan, Michigan Bronx, New York

MAJOR PRODUCTS

Categories	Comparable Brands
Cough/Cold/ Allergy/Sinus	Advil® Cold & Sinus, Afrin®, Benadryl®, Claritin®, DayQuil®, Dimetapp®, NyQuil®, Robitussin®, Sudafed®, Tavist®, Theraflu®, Triaminic®, Tylenol®, Zaditor®, Zyrtec®
Analgesics	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Gastrointestinal	Correctol®, Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, MiraLAX®, Mylanta®, Pepcid® AC, Pepto Bismol®, Phillips®, Prilosec OTC®, Tagamet HB®, Tums®, Zantac®
Vitamins/Nutritional Supplements	Caltrate®, Centrum®, Flintstones®, One-A-Day®, Osteo Bi-Flex®, Pedialyte®
Smoking Cessation	Commit®, Nicorette®
Baby and Toddler Foods	Beechnut®, Earth's Best®, Gerber®

Generic Name	Brand Name
Ammonium lactate cream and lotion	Lac-Hydrin®
Benzoyl peroxide gel	Benzac®
Cetirizine tablets and syrup	Zyrtec®
Ciclopirox shampoo	Loprox®
Clindamycin phosphate solution	Cleocin T®
Clindamycin phosphate foam	Evoclin®
Clobetasol foam	Olux®
Econazole nitrate cream	Spectazole®
Erythromycin and benzoyl peroxide gel	Benzamycin®
Erythromycin pads	Erycette®, T-Stat®
Fluticasone ointment and cream	Cutivate®
Griseofulvin oral suspension	Grifulvin V®
Halobetasol ointment and cream	Ultravate®
Hydroquinone cream	Epiquin®
Ibuprofen oral suspension	Motrin®
Imiquimod cream	Aldara®
Ketoconazole shampoo	Nizoral®
Mesalamine rectal suspension enema	Rowasa®
Mometasone cream, ointment and lotion	Elocon®
Mupirocin ointment	Bactroban®
Omeprazole tablets	Prilosec®
Permethrin cream	Elimite®
Salicylic acid shampoo	Salex®
Selenium sulfide shampoo	Selsun®
Sodium sulfacetamide	Ovace®
Terconazole suppositories	Terazol®
Tretinoin cream and gel	Retin-A®


API

($ in millions)
2008: $149.6
2009: $136.0
2010: $139.3

Europe
U.S.
Asia

Pharmaceutical Companies
Perrigo

Maharashtra, India
Ramat Hovav, Israel
Shandong, China

API Products

Ammonium lactate
Anastrozole
Azacitidine
Cetirizine dihydrochloride
Cilostazol
Cisatracurium
Donepezil hydrochloride
Exemestane
Fenofibrate
Flumazenil
Fluticasone propionate
Gemcitabine
Granisetron hydrochloride
Halobetasol
Imiquimod
Lamotrigine
Letrozole
Levocetirizine dihydrochloride
Midazolam base
Midazolam hydrochloride
Midazolam maleate
Mometasone furoate
Modafinil
Montelukast sodium
Moxonidine
Pentoxifylline
Pramipexole dihydrochloride
R-Modafinil
Rocuronium bromide
Temozolomide
Terbinafine hydrochloride
Tramadol hydrochloride
Zonisamide


PDI

($ in millions)
2008: $83.0
2009: $67.9
2010: $58.9

Israel

Health Funds
Pharmacies

Yeruham, Israel

Pharmaceuticals & Diagnostic Products

Imported pharmaceuticals and medical diagnostic products in Israel

Financial Reconciliation

Perrigo Company Reconciliation of Non-GAAP Measures

In millions, except shares and per share amounts (unaudited)

	Year Ended* June 27, 2009	Year Ended* **June 26, 2010**
Reported Net Sales	$2,006.9	**$2,268.9**
Reported Operating Income	$ 247.3	**$ 335.9**
Expensing of Inventory Step-ups	2.9	**10.9**
Restructuring	14.7	**9.5**
Write-off of In-Process R&D	0.3	**19.0**
Impairment of Fixed Assets	1.6	**-**
Acquisition Costs	-	**8.2**
Loss on Asset Exchange	0.6	**-**
Adjusted Operating Income	$ 267.4	**$ 383.5**
Reported Income from Continuing Operations	$ 141.1	**$ 224.1**
Expensing of Inventory Step-ups	2.0	**6.9**
Restructuring	14.6	**9.2**
Write-off of In-Process R&D	0.2	**14.6**
Impairment of Fixed Assets	1.0	**-**
Acquisition Costs	-	**7.8**
Loss on Asset Exchange	0.6	**-**
Investment Impairment	15.1	**-**
Adjusted Income from Continuing Operations	$ 174.6	**$ 262.6**
Diluted Earnings Per Share from Continuing Operations		
Reported	$ 1.51	**$ 2.41**
Adjusted	$ 1.87	**$ 2.83**
Average Diluted Shares Outstanding (000s)	93,629	**92,845**

* All information based on continuing operations.

Perrigo excludes the expensing of the step-ups in the value of inventory acquired, restructuring costs, acquisition costs, the write-off of in-process research and development, an impairment of fixed assets, an investment impairment, and the loss on an asset exchange when monitoring and evaluating the ongoing financial results and trends of its business due to the unusual nature of these items. We believe this information is also useful for investors, since excluding these items provides important insight into Perrigo's ongoing core business operations on a normalized basis.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 26, 2010
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-19725

Perrigo Company

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-2799573 (I.R.S. Employer Identification No.)
515 Eastern Avenue Allegan, Michigan (Address of principal executive offices)	49010 (Zip Code)

Registrant's telephone number, including area code: (269) 673-8451

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (without par value)	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.
YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES [X] NO [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **YES [ ] NO [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]	**Accelerated filer [ ]**
Non-accelerated filer [ ] **(Do not check if a smaller reporting company)**	**Smaller reporting company [ ]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **[ ] YES [X] NO**

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on December 24, 2009 as reported on The NASDAQ Global Select Market, was $3,216,257,150. Shares of common stock held by each director or executive officer have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 9, 2010, the registrant had 91,690,571 outstanding shares of common stock.

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for its Annual Meeting of Shareholders on October 27, 2010 are incorporated by reference into Part III of this Form 10-K.

PERRIGO COMPANY
FORM 10-K
FISCAL YEAR ENDED JUNE 26, 2010
TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In particular, statements about the Company's expectations, beliefs, plans, objectives, assumptions, future events or future performance contained in this report, including certain statements contained in "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control. These and other important factors, including those discussed under "Risk Factors," may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this report are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

Item 1. Business. (Dollar amounts in thousands)

GENERAL

Perrigo Company, established in 1887, is a leading global healthcare supplier that develops, manufactures and distributes over-the-counter (OTC) and generic prescription (Rx) pharmaceuticals, nutritional products, infant formulas, active pharmaceutical ingredients (API) and pharmaceutical and medical diagnostic products. The Company is the world's largest store brand manufacturer of OTC pharmaceutical products and infant formulas. The Company's primary markets and locations of manufacturing and logistics operations are the United States (U.S.), Israel, Mexico, the United Kingdom (U.K.) and Australia. See Note 17 of the Notes to Consolidated Financial Statements for further information.

Perrigo Company operates through several wholly owned subsidiaries. In the U.S., its operations are conducted primarily through L. Perrigo Company, Perrigo Company of South Carolina, Inc., Perrigo New York, Inc., Perrigo Holland, Inc. (formerly J.B. Laboratories, Inc.), Perrigo Florida, Inc. (formerly Unico Holdings, Inc.) and PBM Holdings, Inc. Outside the U.S., its operations are conducted primarily through Perrigo Israel Pharmaceuticals Ltd., Chemagis Ltd., Quimica y Farmacia S.A. de C.V., Laboratorios Diba, S.A., Wrafton Laboratories Limited, Brunel Pharma Limited (formerly Brunel Healthcare Ltd.), Galpharm Healthcare Ltd. and Orion Laboratories Pty Ltd. As used herein, references to the "Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

The Company's principal executive offices are located at 515 Eastern Avenue, Allegan, Michigan, 49010. Its telephone number is (269) 673-8451. The Company's website address is http://www.perrigo.com, where the Company makes available free of charge the Company's reports on Forms 10-K, 10-Q and 8-K, as well as any amendments to these reports, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC). These filings are also available to the public at http://www.sec.gov and http://www.isa.gov.il.

The Company currently has three reportable segments aligned primarily by type of product: Consumer Healthcare, Rx Pharmaceuticals and API. Additionally, the Company has an Other category that consists of the Israel Pharmaceutical and Diagnostic Products operating segment, which does not individually meet the quantitative thresholds required to be a separately reportable segment. As a result of the acquisition of PBM Holdings, Inc. (PBM) in April 2010, the Company is currently evaluating how best to review and evaluate the operating performance of and allocate resources to its operating business units. The PBM business is currently included in the Company's Consumer Healthcare segment.

In March 2009, based on management's strategic review of its portfolio of businesses, the Company committed to a plan to sell its Israel Consumer Products business. This business primarily sold consumer products to the Israeli market, including cosmetics, toiletries and detergents, and was previously reported as part of the Company's Other category. In the third quarter of fiscal 2009, the Israel Consumer Products business had met the criteria set forth in Accounting Standard Codification (ASC) 360-10 to be accounted for as discontinued operations. On February 26, 2010, the Company completed the sale of its Israel Consumer Products business to Emilia Group, a subsidiary of O. Feller Holdings Ltd., for approximately $47,000, of which approximately $11,000 is contingent upon satisfaction of contingency factors specified in the agreement. The Israel Consumer Products business is considered a discontinued operation, and as a result, all consolidated financial statements in this Annual Report on Form 10-K have been adjusted accordingly to reflect this financial statement presentation. See Note 3 of the Notes to Consolidated Financial Statements for information concerning the sale of Israel Consumer Products.

Information concerning sales and operating income attributable to each of the Company's business segments and geographic areas for the last three fiscal years ended on or around June 30 is set forth in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 17 of the Notes to Consolidated Financial Statements. Information concerning identifiable assets of each of the Company's reportable segments as of the last three fiscal years ended on or around June 30 is set forth in Note 17 of the Notes to Consolidated Financial Statements.

CONSUMER HEALTHCARE

The Consumer Healthcare segment includes the Company's U.S., U.K., Mexico and Australia operations supporting the sale of OTC pharmaceutical products, nutritional products and infant formulas. This reportable segment markets a broad line of products that are comparable in quality and effectiveness to national brand products. Major product categories include analgesic, cough/cold/allergy/sinus, gastrointestinal, smoking cessation, first aid, medical foods, infant formulas and nutritional supplement products. The cost to the retailer of a store brand product is significantly lower than that of a comparable nationally advertised brand-name product. The retailer, therefore, can price a store brand product below the competing national brand product yet realize a greater profit margin on the store brand item. Generally, the retailers' dollar profit per unit of store brand product sold is greater than the dollar profit per unit of the comparable national brand product. The consumer benefits by receiving a high quality product at a price below the comparable national brand product.

Significant Developments

Acquisitions

Fiscal 2010

On April 30, 2010, the Company acquired 100% of the shares of privately held PBM for $841,367, which included cash acquired as of the transaction date of $30,591. Headquartered in Gordonsville, Virginia, PBM was the leading manufacturer and distributor of store brand infant formulas, pediatric nutritionals and baby foods sold by leading retailers in the mass, club, grocery and drug channels in the U.S., Canada, Mexico and

China. The acquisition of PBM expands the Company's store brand leadership into a substantial adjacent product category and is expected to add approximately $300,000 of annual sales in fiscal 2011. PBM's results of operations are recorded in the Company's Consumer Healthcare segment beginning in the Company's fourth quarter of fiscal 2010.

On March 8, 2010, the Company acquired 100% of the outstanding shares of privately held Orion Laboratories Pty Ltd. (Orion) for $48,638 in cash. Located near Perth, Western Australia, Orion was a leading supplier of OTC store brand pharmaceutical products in Australia and New Zealand. In addition, Orion manufactured and distributed pharmaceutical products supplied to hospitals in Australia. The acquisition of Orion expands the Company's global presence and product portfolio into Australia and New Zealand and is expected to add more than $30,000 of annual sales in fiscal 2011. Orion's results of operations are recorded in the Company's Consumer Healthcare segment beginning in the Company's third quarter of fiscal 2010.

Fiscal 2009

On November 13, 2008, the Company acquired 100% of the outstanding shares of privately held Unico Holdings, Inc. (Unico) for $51,853 in cash. Based in Lake Worth, Florida, Unico was the leading manufacturer of store brand pediatric electrolytes, enemas and feminine hygiene products for retail customers in the U.S. The acquisition of Unico expanded the Company's OTC product portfolio in the U.S. Unico's results of operations are recorded in the Company's Consumer Healthcare segment beginning in the Company's second quarter of fiscal 2009.

On October 6, 2008, the Company acquired 100% of the outstanding shares of privately held Laboratorios Diba, S.A. (Diba) for $24,500 in cash. Based in Guadalajara, Mexico, Diba was a store brand manufacturer of OTC and prescription pharmaceuticals, including antibiotics, hormonals and ophthalmics. The acquisition of Diba expanded the Company's global presence and product portfolio in Mexico. Diba's results of operations are recorded in the Company's Consumer Healthcare segment beginning in the Company's second quarter of fiscal 2009.

On September 16, 2008, the Company acquired J.B. Laboratories, Inc. (JBL), a privately held contract manufacturer of OTC and nutrition products for leading healthcare suppliers, for $42,962, including debt assumed. The acquisition of JBL provided additional U.S. Food and Drug Administration (FDA)-compliant production capacity to help service current and future customer needs. JBL's results of operations are recorded in the Company's Consumer Healthcare segment beginning in the Company's second quarter of fiscal 2009.

On June 18, 2008, the Company's U.K. subsidiary acquired the assets and related liabilities of Brunel Healthcare Ltd. (Brunel), a producer of OTC healthcare products, from NeutraHealth plc in exchange for the Company's net assets of its vitamins, minerals and supplements (VMS) business – Perrigo U.K. Limited. Brunel's results of operations are recorded in the Company's Consumer Healthcare segment beginning in the Company's first quarter of fiscal 2009.

Fiscal 2008

On January 9, 2008, the Company acquired 100% of the outstanding shares of privately held Galpharm Healthcare Ltd. (Galpharm) for $83,312. Galpharm was a leading supplier of OTC store brand pharmaceutical products sold by supermarkets, drug stores and pharmacies in the U.K. The acquisition of Galpharm expanded the Company's global presence and complements its existing U.K. business. Galpharm's results of operations are recorded in the Company's Consumer Healthcare segment beginning in the Company's third quarter of fiscal 2008.

On July 3, 2007, the Company acquired the stock of Qualis, Inc., a privately owned manufacturer of store brand pediculicide products, for $12,401. The assets acquired consisted of the intangible assets attributable to the products acquired, which included primarily store brand OTC product formulations that compare to Rid® and Nix® brand products. The acquired assets expanded the Company's OTC product portfolio in the U.S. The acquired assets and operating results related to these products are recorded in the Company's Consumer Healthcare segment beginning in the first quarter of fiscal 2008.

Consumer Healthcare Business

The Company is dedicated to being the leader in developing and marketing new store brand products and has a research and development staff that management believes is one of the most experienced in the industry at developing products comparable in formulation and quality to national brand products. This staff also responds to changes in existing national brand products by reformulating existing Company products. In the OTC pharmaceutical market, certain new products are the result of changes in product status from "prescription only" (Rx) to OTC (non-prescription). These "Rx-to-OTC switches" require approval by the FDA, a process initiated by the drug innovator, through either the FDA Abbreviated New Drug Application (ANDA) or its New Drug Application (NDA). As part of its strategy, the Company relies on both internal development and strategic product development agreements with outside sources.

The Company is committed to consistently providing its customers with high quality products that adhere to "Current Good Manufacturing Practices" (cGMP) regulations promulgated by the FDA and the health ministries of countries where the Company has commercial and operational presence. Substantially all products are developed using ingredients and formulas comparable to those of national brand products. In most instances, packaging is designed to increase visibility of store brand products and to invite and reinforce comparison to national brand products in order to communicate store brand value to the consumer.

The Company seeks to establish customer loyalty through superior customer service by providing a comprehensive assortment of high quality, value priced products; timely processing, shipment and delivery of orders; assistance in managing customer inventories and support in managing and building the customer's store brand business. The Company also seeks to establish customer loyalty by providing marketing support that is directed at developing customized marketing programs for the customers' store brand products. The primary objective of this store brand management approach is to enable customers to increase sales of their own store brand products by communicating store brand quality and value to the consumer. The Company's sales and marketing personnel assist customers in the development and introduction of new store brand products and the promotion of customers' ongoing store brand products by performing consumer research, providing market information and establishing individualized promotions and marketing programs.

The Company currently markets over 2,400 store brand products, with over 12,000 stock-keeping units (SKUs), to over 800 customers. The Company considers every different combination of size, flavor, strength and form (e.g., tablet, liquid, softgel, etc.) of a given item as a separate "product". The Company also currently manufactures and markets certain products under its Good Sense® brand name.

Listed below are major Consumer Healthcare product categories under which the Company markets products for store brand labels; the annual retail market size for food, drug and mass merchandise retailers in the U.S., excluding Wal-Mart and those classified as club stores and dollar stores (according to Information Resources, Inc.); and the names of certain national brands against which the Company's products compete.

Product Categories	Retail Market Size (Billions)	Comparable National Brands
Cough/Cold/Allergy/Sinus	$4.6	Advil® Cold & Sinus, Afrin®, Benadryl®, Claritin®, Dimetapp®, NyQuil®, DayQuil®, Robitussin®, Sudafed®, Tavist®, Theraflu®, Triaminic®, Tylenol®, Zaditor®, Zyrtec®
Dietary Supplements	$3.0	Centrum®, Flintstones®, One-A-Day®, Caltrate®, Pedialyte®, Osteo Bi-Flex®
Infant Formulas	$2.6(1)	Similac®, Enfamil®, Gerber Good Start®, Earth's Best®
Gastrointestinal	$2.5	Correctol®, Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, MiraLAX®, Mylanta®, Pepcid® AC, Pepto Bismol®, Phillips®, Prilosec OTC®, Tagamet HB®, Tums®, Zantac®
Analgesics	$2.4	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Baby & Toddler Foods	$0.9	Gerber®, Beechnut®, Earth's Best®
Smoking Cessation	$0.5	Nicorette®, Commit®

(1) Does not include Special Supplemental Nutrition Program for Women and Children (WIC) market.

The Company's U.S.-based customers are major national and regional retail drug, supermarket and mass merchandise chains, including Wal-Mart, CVS, Walgreens, Kroger, Target, Dollar General, Sam's Club and Costco, and major wholesalers, including McKesson.

The Consumer Healthcare segment employs its own sales force to service larger customers and uses industry brokers for some retailers. Field sales employees, with support from marketing and customer service, are assigned to specific customers in order to understand and work most effectively with the customer. They assist customers in developing in-store marketing programs for consumers and optimize communication of customers' needs to the rest of the Company. Industry brokers provide a distribution channel for some products, primarily those marketed under the Good Sense® label.

In contrast to national brand manufacturers, which incur considerable advertising and marketing expenditures that are directly targeted to the end consumer, the Consumer Healthcare segment's primary marketing efforts are channeled through its customers, the retailers and wholesalers, and reach the consumer through its customers' in-store marketing programs. These programs are intended to increase visibility of store brand products and to invite comparisons to national brand products in order to communicate store brand value to the consumer. Merchandising vehicles such as floor displays, bonus sizes, coupons, rebates, store signs and promotional packs are incorporated into customers' programs. Because the retailer profit margin for store brand products is generally higher than for national brand products, retailers and wholesalers often commit funds for additional promotions. The Company's marketing efforts are also directed at new product introductions and product conversions, as well as providing market data. Market analysis and research is used to monitor trends for products and categories and develop category management recommendations.

New Product Introductions and Drug Application Approvals

The Company launched several new products in fiscal 2010, most notably coated nicotine polacrilex lozenge

USP, 2mg and 4mg in cherry and cinnamon flavors, polyethylene glycol 3350, miconazole cream and suppository, which compete with the national brands Commit® lozenge, MiraLAX® and Monistat®-1, respectively. Net sales related to new products were approximately $70,200 for fiscal 2010, $328,100 for fiscal 2009 and $191,300 for fiscal 2008. In fiscal 2008 and 2009, the Company considered a Consumer Healthcare product to be new if it was added to the Company's product lines within 18 months prior to the end of the period for which net sales are being measured, unless otherwise noted. For fiscal 2010, the Company shortened this period to 12 months.

In fiscal 2010, the Company, on its own or in conjunction with partners, received approval from the FDA for five OTC drug applications. The applications were for the following products:

- Miconazole cream, 4%
- Miconazole 1 Day Softgel Combo Pack
- Nicotine cherry lozenge, 2 mg and 4 mg
- Nicotine cinnamon lozenge, 2 mg and 4 mg
- Polyethylene glycol 3350

As of June 26, 2010, the Company, on its own or in conjunction with partners, had 14 OTC drug applications pending approval with the FDA.

Competition

The market for OTC pharmaceutical and nutritional products is highly competitive. Competition is based on a variety of factors, including price, quality and assortment of products, customer service, marketing support and availability of and approvals for new products. The Company believes it competes favorably in these areas.

The Company's competition in store brand products consists of several publicly traded and privately owned companies, including brand-name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. Some of the Company's competitors are Dr. Reddy's Laboratories, Ltd., Watson Pharmaceuticals, Actavis Group hf., Aaron Industries, Inc., Ohm Laboratories, Inc., LNK International, Inc., NBTY Inc., Abbott Laboratories, Mead Johnson Nutrition Co., Nestle S.A. and International Vitamin Corporation. The Company's store brand products also compete with nationally advertised brand-name products. Most of the national brand companies have financial resources substantially greater than those of the Company. National brand companies could in the future manufacture more store brand products or lower prices of their national brand products. Additionally, competition is growing from generic prescription drug manufacturers that may market products requiring FDA approval or that have switched or are switching from Rx to OTC status. The Company competes in the nutritional area with a number of publicly traded and privately owned companies, some of which have broader product lines and larger nutrition category sales volumes than that of the Company.

PRESCRIPTION (Rx) PHARMACEUTICALS

The Rx Pharmaceuticals segment develops, manufactures and markets a portfolio of generic prescription drugs for the U.S. market. This portfolio is comprised of products mainly within a broad array of topicals including creams, ointments, lotions, gels, shampoos, foams, suppositories, sprays, liquid suspensions and solutions, as well as select oral solids.

Significant Developments

On May 26, 2010, the Company announced that it acquired the pending ANDA for the generic therapeutical equivalent of HalfLytely® and Bisacodyl tablets bowel prep kit from Novel Laboratories, Inc. (Novel) for $3,000 in cash and a $2,000 milestone payment based on tentative approval of the ANDA by the FDA. The milestone payment and the full amount of the purchase price, which related to acquired research and development, was capitalized and immediately written off as in-process research and development in the fourth quarter of fiscal 2010 in the Company's Rx Pharmaceuticals segment.

On April 13, 2010, the Company entered into an agreement to settle all existing patent litigation regarding the Company's ANDA filing for generic imiquimod. As part of this agreement, the Company was named Graceway Pharmaceuticals, LLC's authorized generic distributor for the Aldara® product through February 24, 2011 and, under certain circumstances, will be able to launch its own generic product after that date. The Company began shipping the authorized generic version of the product in the fourth quarter of fiscal 2010, which is expected to positively impact the results of operations in the Company's Rx Pharmaceuticals segment through the third quarter of fiscal 2011 or longer if the Company is able to launch its own generic product.

On March 31, 2010, the FDA approved one of the pipeline products contained in the Company's agreement with Cobrek Pharmaceuticals (Cobrek), a generic to Evoclin® foam, which had been submitted to the FDA in August 2008 with a Paragraph IV certification. Upon receipt of the FDA approval, the Company immediately commenced shipping of the product. In addition, the Company and Cobrek agreed to settle the underlying Hatch-Waxman litigation brought by Stiefel Laboratories (Stiefel), a subsidiary of GlaxoSmithKline. In accordance with the terms of the settlement, the Company and Cobrek continued to ship product until April 2, 2010, which resulted in the Company's Rx Pharmaceuticals segment recognizing increased revenue in the fourth quarter of fiscal 2010. According to the terms of the settlement, the Company has taken a royalty-bearing license under patents owned or controlled by Stiefel. The Company will be permitted to recommence shipments of the product on or after October 1, 2010.

On September 21, 2009, the Company acquired the ANDA for clindamycin phosphate (1%) and benzoyl peroxide (5%) gel from KV Pharmaceutical for $14,000 in cash and a $2,000 milestone payment to be made upon the successful completion of a contingency. This product is the equivalent to Stiefels' Duac® gel, indicated for the topical treatment of inflammatory acne vulgaris. Excluding the milestone payment, the full amount of the purchase price, which related to acquired research and development, was capitalized and immediately written off as in-process research and development in the second quarter of fiscal 2010.

In November 2008, the Company acknowledged the settlement of patent litigation relating to a generic to Nasacort® AQ (triamcinolone acetonide nasal spray) product brought by Sanofi-Aventis against Teva Pharmaceutical Industries Ltd. (Teva) (formerly Barr Laboratories, Inc.), a partner with the Company for this product and the holder of the ANDA. The Company will share in the costs and benefits of the settlement agreement between Teva and Sanofi-Aventis and Teva's subsequent marketing of the product under the agreement, which will commence on June 15, 2011 or earlier in certain circumstances. In addition, the Company completed certain milestones with respect to the development of this product in the second fiscal quarter of 2009 resulting in recognizing revenue in the amount of $2,500. On July 31, 2009, Teva received FDA final approval for its ANDA. This event triggered additional milestone payments for the Company that resulted in the recognition of an additional $11,500 of revenue in fiscal 2010.

License Agreement

In the third quarter of fiscal 2008, the Company and a customer agreed to terminate a license agreement. The termination agreement stated that the Company was to receive from the customer $8,500 in lieu of expected future minimum royalty payments. This amount was received and recognized in net sales for the Rx Pharmaceuticals segment in the third quarter of fiscal 2008. As part of the Agis Industries (1983) Ltd. (Agis) acquisition in March 2005, the Company recorded an intangible asset related to this license agreement. In conjunction with the termination of the agreement, the Company wrote off the remaining net book value of $3,513 in the third quarter of fiscal 2008 as an acceleration of amortization expense.

Impairment of Intangible Asset

The Company holds certain individual product-related intangible assets including, among others, those obtained from acquisitions. Whenever events or changes in circumstances indicate the carrying amount of any individual intangible asset may not be recoverable, the Company tests the asset for possible impairment. During the second half of fiscal 2008, additional competition entered the marketplace, exerting significant pressure on a certain product for which the Company holds a developed product formulation intangible asset. As a result, during the fourth quarter of fiscal 2008, the Company recorded an impairment charge of $10,346 within cost of sales for the write-down of the intangible asset associated with this product. The $10,346 represented the difference between the intangible asset's net carrying value and fair value as determined by a discounted cash flow analysis.

Rx Business

The Company develops, manufactures and markets primarily generic topical prescription pharmaceuticals. Topical products are manufactured at the Company's New York and Israel facilities and are also sourced from various FDA-approved third parties. The Company also manufactures certain generic non-topical products, oral solids and oral liquids at its Michigan facilities. The Company's current development areas include other delivery systems such as nasal sprays, oral liquids and transdermal products. Other areas of expertise include the production capabilities for various dosage forms such as tablets, capsules and liquids. Pharmaceuticals are manufactured, labeled and packaged in facilities that comply with strict regulatory standards, as well as meeting customers' stringent requirements.

In addition, the Rx Pharmaceuticals segment offers OTC products through the prescription channel (referred to as "ORx"). ORx is a term used to describe OTC products that are available for pharmacy fulfillment and health care reimbursement when prescribed by a physician. The Company offers over 200 ORx products that are reimbursable through many health plans, Medicaid and Medicare programs. When prescribed by a doctor or other health care professional, ORx products offer consumers safe and effective remedies that provide a more affordable alternative to consumers than purchasing the product directly over the counter. The Company's ORx strategy is to set up and register OTC products for reimbursement through public and private health plans, as well as leverage its portfolio and pipeline of OTC products for generic substitution when appropriate.

The Company currently markets approximately 300 generic prescription products, with over 620 SKUs, to approximately 120 customers. A SKU for a generic prescription product is a unique combination of the product's count size, ingredient strength and dosage form (e.g., tablet, syrup, cream, foam, ointment, gel, etc.). The Company generally holds the ANDA or NDA for the drugs that it manufactures or enters into an arrangement with the application holder for the manufacture and/or marketing of certain products.

Listed below are the major generic prescription products that the Company manufactures and/or distributes:

Generic Name	Competitive Brand-Name Drug
Ammonium lactate cream and lotion	Lac-Hydrin®
Benzoyl peroxide gel	Benzac®
Cetirizine tablets and syrup	Zyrtec®
Ciclopirox shampoo	Loprox®
Clindamycin phosphate solution	CleocinT®
Clindamycin phosphate foam	Evoclin®
Clobetasol foam	Olux®
Econazole nitrate cream	Spectazole®
Erythromycin and benzoyl peroxide gel	Benzamycin®
Erythromycin pads	Erycette®, T-Stat®
Fluticasone ointment and cream	Cutivate®
Griseofulvin oral suspension	Grifulvin V®
Halobetasol ointment and cream	Ultravate®
Hydroquinone cream	Epiquin®
Ibuprofen oral suspension	Motrin®
Imiquimod cream	Aldara®
Ketoconazole shampoo	Nizoral®
Mesalamine rectal suspension enema	Rowasa®
Mometasone cream, ointment and lotion	Elocon®
Mupirocin ointment	Bactroban®
Omeprazole tablets	Prilosec®
Permethrin cream	Elimite®
Salicylic acid shampoo	Salex®
Selenium sulfide shampoo	Selsun®
Sodium sulfacetamide wash	Ovace ®
Terconazole suppositories	Terazol 3®
Tretinoin cream and gel	Retin-A®

The Company's U.S.-based customers are major wholesalers, including Cardinal Health, McKesson and AmerisourceBergen, as well as national and regional retail drug, supermarket and mass merchandise chains, including Walgreens, Wal-Mart, CVS, Rite Aid, Kroger and Safeway. Generic prescription drugs are sold to the consumer through the pharmacy counter of predominantly the same retail outlets as OTC pharmaceuticals and nutritional products.

New Product Introductions and Drug Application Approvals

The Company recently launched several new generic or authorized generic prescription products, including imiquimod 5% cream and clindamycin 1% foam, which contain the same active ingredients present in the same dosage forms as Aldara® and Evoclin® of Graceway and Stiefel, respectively. Net sales related to new products were approximately $34,600 for fiscal 2010, $17,000 for fiscal 2009, and $17,900 for fiscal 2008. An Rx Pharmaceutical product is considered new if it was added to the Company's product lines within 12 months prior to the end of the period for which net sales are being measured.

In fiscal 2010, the Company, on its own or in conjunction with partners, received final approval from the FDA for three generic prescription drug applications. The applications were for the following products:

Ciclopirox shampoo
Clindamycin topical foam, 1%
Triamcinolone acetonide nasal spray

As of June 26, 2010, the Company, on its own or in conjunction with partners, had 19 generic Rx drug applications pending approval with the FDA.

Collaboration Agreements

The Company actively partners with other pharmaceutical companies to collaboratively develop, manufacture and market a particular product or group of products. These types of agreements are not uncommon in the pharmaceutical industry. The Company may choose to enter into these types of agreements to, among other things, leverage its or others' scientific research and development expertise or utilize its extensive marketing and distribution resources. See Note 1 and Note 19 of the Notes to Consolidated Financial Statements for more information regarding the Company's method for recognizing revenue related to collaboration agreements and regarding the Company's current collaboration agreements, respectively.

Competition

The market for generic prescription drugs is subject to intense competition from other generic drug manufacturers, brand-name pharmaceutical companies launching their own generic version of a branded product (known as an authorized generic), manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Among the Company's competitors in the topical generics market are Actavis U.S., Fougera, Glenmark Generics Inc., Sandoz, Taro Pharmaceutical, Teva, Tolmar and Triax Pharmaceuticals, as well as brand-name pharmaceutical companies where the Company offers a generic equivalent.

The Company believes that one of its primary competitive advantages is its ability to introduce difficult to develop and/or manufacture topical generic equivalents to brand-name drug products. Generally, these products are exposed to less competition due to the relatively longer development, clinical trial and approval processes. In addition, the Company believes it has a favorable competitive position due primarily to its efficient distribution systems, topical production economies of scale, customer service and overall reputation.

Price competition from additional generic versions of the same product, as well as potential price competition from the original branded or authorized generic products, may result in significant and/or rapid decline in sales and profit margins. In addition, competitors may also develop their products more rapidly or complete the regulatory approval process sooner and market their products earlier than the Company. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

Many brand-name competitors try to prevent, discourage or delay the use of generic equivalents through various measures, including introduction of new branded products, legislative initiatives, changing dosage forms or dosing regimens just prior to introduction of a generic equivalent, regulatory processes, filing new patents or patent extensions, law suits, citizens' petitions and negative publicity. In addition, brand-name companies sometimes launch, either through an affiliate or licensing arrangements with another company, an authorized generic at or near the time the first generic product is launched depriving the generic product marketed of exclusivity intended by the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act (Hatch-Waxman). See Information Applicable to All Reported Segments – Government Regulation – U.S. Food and Drug Administration below.

Many of the Company's customers, which include chain drug stores, wholesalers, distributors, hospital systems and group purchasing organizations, continue to merge or consolidate. In addition, a number of its customers have instituted source programs limiting the number of suppliers of generic pharmaceutical products carried by that customer. As a result of these developments, heightened competition exists among generic drug producers for business from this smaller and more selective customer base.

ACTIVE PHARMACEUTICAL INGREDIENTS

The Company develops, manufactures and markets API used worldwide by the generic drug industry and branded pharmaceutical companies. Certain of these ingredients are used in its own pharmaceutical products. The manufacturing of these API occurs primarily in Israel. In addition, the Company is in the process of transitioning certain API products previously manufactured in Germany to its new facility in India, as discussed below.

Significant Developments

Over the past several years, the Company has been developing the API temozolomide for various finished dose partners in several global markets. In the third quarter of fiscal 2010, the Company launched temozolomide into the European market. With respect to the U.S. temozolomide market, on February 2, 2010, the Company announced that it will exclusively supply Teva with the API for the generic version of Temodar® (temozolomide) in the U.S. market. Teva will manufacture, market and distribute the product in the U.S. and the Company will share equally with Teva in the profitability of the product sold. Teva was the first company to file an ANDA that contained a Paragraph IV certification for Temodar® and is eligible to receive 180-day Hatch-Waxman statutory exclusivity to market this product in the U.S. On January 26, 2010, the United States District Court for the District of Delaware held that the patent protecting temozolomide was unenforceable. Merck has appealed the ruling and an appellate decision is expected during the first half of fiscal year 2011. On March 1, 2010, the FDA granted final approval to the Teva ANDA. Teva, which will control the launch and is managing the litigation, has not yet determined a U.S. launch date. The Company expects its share in the profits of the product could have a material positive impact on its operating results; however, the magnitude and timing of the profits the Company could realize are uncertain and are subject to factors beyond the Company's control, including, but not limited to, the timing of the product launch date by Teva in the U.S. and the appellate court decision. Teva has announced that it and Merck have entered into an agreement pending resolution of the appeal under which, subject to limited exceptions, Teva will only market a generic product should the appellate court uphold the lower court's decision. Furthermore, the agreement grants Teva the right to commence selling its generic product as of August 2013.

In the fourth quarter of fiscal 2009, the Company determined that its German API facility was no longer competitive from a global cost position, and accordingly, the Company planned to cease all operations at the facility during the first quarter of fiscal 2011. In connection with the planned closure of this facility, the Company incurred restructuring charges of $14,647 in its API segment in the fourth quarter of fiscal 2009, primarily related to employee termination benefits and asset impairments. During the third quarter of fiscal 2010, however, the Company was approached by an external party who offered to buy the German API facility and related operations from the Company. As a result, in the fourth quarter of fiscal 2010, the Company signed an agreement and closed the transaction with the third-party buyer for the sale of the German API facility and related operations. Due to the change in its original restructuring plan, in the third quarter of fiscal 2010, the Company reversed $6,013 of certain charges it had recognized in the fourth quarter of fiscal 2009 when the restructuring plan was initially put in place. In addition, given that as of the end of the third quarter of fiscal 2010 the German API facility and its related operations had not yet been sold but met the held for sale criteria, in accordance with ASC Topic 360, the Company recorded the assets at fair value less the cost to sell. As a result, the Company incurred a $12,788 charge in its API segment in the third quarter of fiscal 2010. As part of its German restructuring plan, the Company incurred net charges of $6,775 and $2,049 in the third and fourth quarter of fiscal 2010, respectively.

To further improve the long-term cost position of its API business, on August 6, 2009, the Company acquired an 85% stake in Vedants Drug & Fine Chemicals Private Limited, an API manufacturing facility in India, for $11,500 in cash. The facility, located approximately 30 miles outside of Mumbai, is currently under construction and will manufacture the Company's current and future high-volume API products, as well as expand the

Company's vertical integration of Rx and future candidate Rx-to-OTC switch products. Manufacturing of API at this facility is expected to begin during fiscal 2011 and will include certain API products manufactured in Israel and that had been manufactured in Germany.

The Company actively enters into exclusive marketing and sales agreements (dossier agreements) related to specific product formulations, for specific geographic areas, for specific periods of time. In fiscal year 2010, the Company recognized revenue of approximately $9,100 related to certain dossier agreements. The Company intends to continue pursuing similar types of agreements in the future.

API Business

The API business identifies APIs that will be critical to its pharmaceutical customers' future product launches and then works closely with these customers on the development processes.

API development is focused on the synthesis of less common molecules for the U.S., European and other international markets. The Company is also focusing development activities on the synthesis of molecules for use in its own OTC and Rx pipeline products. This vertical integration may enable the Company to be more competitive on pricing of its other product lines and to broaden its growth and profit opportunities. The Company believes it has a competitive advantage in its ability to produce difficult-to-develop products through its understanding of regulatory issues, patents, and chemistry. Because of the difficulty in developing these products and the related regulatory challenges, the lead time to market a product can be long. The Company's ability to continue to develop and market new products that have lower levels of competition is key to driving profitability in the API business.

The API business sells to customers who face similar regulatory oversight as the Company's Rx Pharmaceuticals business. As a result, the API business is dependent on these customers' ability to obtain proper product approvals and maintain regulatory compliance with the FDA, the Federal Trade Commission (FTC), and the U.S. Drug Enforcement Administration (DEA), as well as several foreign, state and local agencies in localities in which the Company's products are sold.

Because the Company's API customers depend on high quality supply and regulatory support, the Company focuses on rigorous quality assurance, quality control and regulatory compliance as part of its strategic positioning. The Company's quality system is designed to comply with the regulatory requirements of the FDA, the European Medicines Agency and the Australian Therapeutic Goods Administration. The Company is regularly inspected by various regulatory authorities and customers.

The Company places a high priority on responding to client needs and requirements from project initiation through final production. It offers support throughout the development stage, preparation of Drug Master Files (DMF) and assistance throughout the approval process. The API segment is supported by sales offices in the U.S. and Israel and sales agents in various other countries.

The Company currently manufactures and markets to generic and branded pharmaceutical companies worldwide the following API products:

- Ammonium lactate
- Anastrozole
- Azacitidine
- Cetirizine dihydrochloride
- Cilostazol
- Cisatracurium
- Donepezil hydrochloride
- Exemestane
- Fenofibrate
- Flumazenil
- Fluticasone propionate
- Gemcitabine
- Granisetron hydrochloride
- Halobetasol
- Imiquimod
- Lamotrigine
- Letrozole
- Levocetirizine dihydrochloride
- Midazolam base
- Midazolam hydrochloride
- Midazolam maleate
- Modafinil
- Mometasone furoate
- Montelukast sodium
- Moxonidine
- Pentoxifylline
- Pramipexole dihydrochloride
- R-Modafinil
- Rocuronium bromide
- Temozolomide
- Terbinafine hydrochloride
- Tramadol hydrochloride
- Zonisamide

New Product Introductions

During fiscal 2010, the Company launched several new APIs, including temozolomide in the European market. Net sales related to new products were approximately $15,300 for fiscal 2010, $4,900 for fiscal 2009, and $10,500 for fiscal 2008. An API product is considered new if it was added to the Company's product lines or sold to a new geographic area with different regulatory authorities within 12 months prior to the end of the period for which net sales are being measured.

Competition

The API segment operates in a highly competitive, price sensitive market in which the Company's customers continue to consolidate and/or vertically integrate, thereby creating a smaller customer base. Since other manufacturers of API typically do not offer all of the same product lines or serve all of the same markets as the Company's API segment, the segment competes on a product-by-product basis with a number of different competitors. The Company's API business is subject to increased price competition from other manufacturers of API located mostly in India, China and Europe. This competition may result in the loss of API clients and/or decreased profitability in this business segment. However, the Company believes that its regulatory position, market reputation, client relationships and ability to manufacture difficult-to-develop API provide it with a favorable competitive position.

OTHER

The Company has an Other category comprised of Israel Pharmaceutical and Diagnostic Products, which does not meet the quantitative threshold required to be a separately reportable segment. Israel Pharmaceutical and Diagnostic Products includes the marketing and manufacturing of branded prescription drugs under long-term exclusive licenses and the importation of pharmaceutical, diagnostics and other medical products into Israel based on exclusive agreements with the manufacturers.

Asset Acquisitions

On July 1, 2009, the Company's Israel Pharmaceutical and Diagnostic Products operating segment entered into a distribution agreement with a major global diagnostic company. In conjunction with this distribution agreement, the Company acquired certain pharmaceutical diagnostic assets from a local pharmaceutical company for $4,610. In addition, on November 2, 2009, in connection with this same distribution agreement, the Company's Israel Pharmaceutical and Diagnostic Products operating segment acquired certain pharmaceutical diagnostic assets from another local pharmaceutical company for $5,152. These acquisitions enhance the Company's product portfolio and strengthen its position as the leader in the Israeli pharmaceutical diagnostic market. The assets acquired in these transactions consist primarily of intangible assets associated with customer supply contracts, machinery and equipment and inventory. The assets acquired in connection with the July and November distribution agreements and the related operating results from the acquisition dates were included in the Other category in the Company's consolidated financial statements beginning in the first quarter and second quarter of fiscal 2010, respectively.

Discontinued Operations

In March 2009, the Company committed to a plan to sell its Israel Consumer Products business. Israel Consumer Products consisted of cosmetics, toiletries, bar soaps and detergents generally sold under the Company's brand names Careline®, Neca® and Natural Formula®. The financial results of this business, which were previously reported as part of the Company's Other category, have been classified as discontinued operations in the consolidated financial statements for all periods presented. The assets and liabilities of this business are reflected as assets and liabilities of discontinued operations in the consolidated balance sheets for all periods presented. On February 26, 2010, the Company completed the sale of its Israel Consumer Products business to Emilia Group, a subsidiary of O. Feller Holdings Ltd., for approximately $47,000, of which approximately $11,000 is contingent upon satisfaction of contingency factors specified in the agreement. See Note 3 of the Notes to Consolidated Financial Statements for additional information regarding discontinued operations.

Competition

The Company's Other category operates in competitive markets. These markets are based primarily in Israel but are also subject to competition from large multi-national companies looking to expand their position in the local Israeli market. In most instances, these companies are significantly larger than the Company on a global basis with greater financial resources and product lines. The Company also has several significant product supply agreements with outside vendors. As a result, the Company's competitive position is largely dependent on its ability to maintain these agreements. The Company believes that its competitive advantages consist of its historical knowledge of the local markets and strong local brand recognition.

INFORMATION APPLICABLE TO ALL REPORTABLE SEGMENTS

Research and Development

Research and development are key components of the Company's business strategy and, while managed centrally on a global basis, are performed in various locations in the U.S. and abroad. Development for the Consumer Healthcare markets focuses on products comparable in formulation, quality and effectiveness to existing national brand OTC products, nutritional supplement products, infant formulas and Rx-to-OTC switch products. Development of generic prescription drugs, primarily for the U.S. market, focuses on complex formulations, many of which require costly clinical endpoint trials. Development of API for the global market also focuses on complex products with high barriers to entry. While the Company conducts a significant amount of its own research and development, it also enters into strategic alliance agreements to obtain the rights to manufacture and/or distribute new products.

Research and development spending was $82,509 for fiscal 2010, $77,922 for fiscal 2009, and $72,191 for fiscal 2008. In addition, fiscal 2010 included charges of $14,000 and $5,000 for the write-offs of in-process research and development related to the ANDAs acquired from KV Pharmaceuticals and Novel, respectively, fiscal 2009 included a $279 charge for the write-off of in-process research and development related to the Diba acquisition, and fiscal 2008 included a $2,786 charge for the write-off of in-process research and development related to the Galpharm acquisition. The fiscal 2010 and 2009 increases in research and development costs were both due to increased investment in the development of new drugs, primarily in the Consumer Healthcare segment. The Company anticipates that research and development expenditures, including legal costs associated with defending Paragraph IV patent litigation, will remain at or slightly above fiscal 2010 levels in dollar terms and relatively flat as a percentage of sales in the foreseeable future as the Company continues to cultivate its presence in the generic pharmaceutical market and to develop its internal research and development capabilities.

Trademarks and Patents

The Company owns certain trademarks and patents; however, its business as a whole is not materially dependent upon its ownership of any one trademark or patent or group of trademarks or patents.

Significant Customers

The Company believes that its primary customer base aligns with the concentration of large drug retailers in the current marketplace of the retail drug industry. Wal-Mart accounted for 23% of consolidated net sales for fiscal 2010, 23% for fiscal 2009 and 21% for fiscal 2008. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business would have a material adverse impact on the Company's consolidated operating results and financial position. The Company does not anticipate such a change in the foreseeable future. In addition, while no other customer individually comprises more than 10% of total net sales, the Company does have other significant customers. If the Company's relationship with one or more of these other customers, including the terms for doing business with the customers, changes significantly, it could have a material adverse impact on the Company's financial position and results of operations.

Manufacturing and Distribution

The Company's primary manufacturing facilities are located in the U.S. and Israel (see Item 1A. Risk Factors – Conditions in Israel for further information). The Company also has secondary manufacturing facilities located in the U.K., Mexico and Australia, along with joint ventures located in China and India. The Company supplements its production capabilities with the purchase of product from outside sources. During fiscal 2010, the approximate average capacity utilization was 85% and 66% for the Company's facilities in the U.S. and Israel, respectively. The capacity of some facilities may be fully utilized at certain times due to various reasons, such as customer demand, the seasonality of the cough/cold/flu season and new product launches. The Company may utilize available capacity by contract manufacturing for other companies.

The Company has logistics facilities located in the U.S., Israel, the U.K., Mexico and Australia. Both contract freight and common carriers are used to deliver products.

Seasonality

Revenues in the Company's Consumer Healthcare segment are generally subject to the seasonal demands for cough/cold/flu and allergy products in its second and third fiscal quarters. Historically, the Company's sales of these products have varied from year to year based in large part on the severity and length of the cough/cold/flu season. While the Company believes that the severity and length of the cough/cold/flu season will continue to impact its sales of cough/cold/flu and allergy products, there can be no assurance that the Company's future sales of these products will necessarily follow historical patterns. Revenues for the Rx Pharmaceuticals and API segments and the Other category are generally not impacted significantly by seasonal conditions.

Materials Sourcing

High quality raw materials and packaging components are essential to all of the Company's business units due to the nature of the products it manufactures. Raw materials and packaging components are generally available from multiple suppliers. While the Company has the ability to manufacture and supply certain API materials for the Rx Pharmaceuticals segment, certain components and finished goods are purchased rather than manufactured because of temporary production limitations, FDA restrictions or economic and other factors. Supplies of certain raw materials, bulk tablets and components are limited, or are available from one or only a few suppliers. Historically, the Company has been able to react to situations that require alternate sourcing. Should alternate sourcing be required, the nature of the FDA requirements placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate source and adversely affect financial results. The Company has good, cooperative working relationships with substantially all of its suppliers and has historically been able to capitalize on economies of scale in the purchase of materials and supplies due to its volume of purchases.

Environmental

The Company is subject to various environmental laws and regulations. The Company believes that the costs for complying with such laws and regulations will not be material to the business of the Company. The Company does not have any material remediation liabilities outstanding.

In March and June of 2007, lawsuits were filed by three separate groups against both the State of Israel and the Council of Ramat Hovav in connection with waste disposal and pollution from several companies, including the Company, that have operations in the Ramat Hovav region of Israel. These lawsuits were subsequently consolidated into a single proceeding in the District Court of Beer-Sheva. The Council of Ramat Hovav, in June 2008, and the State of Israel, in November 2008, asserted third party claims against several companies, including the Company. The pleadings allege a variety of personal injuries arising out of the alleged environmental pollution. Neither the plaintiffs nor the third party claimants were required to specify a maximum amount of damages, but the pleadings allege damages in excess of $72,500, subject to foreign currency fluctuations between the Israeli shekel and the U.S. dollar. While the Company intends to vigorously defend against these claims, the Company cannot reasonably predict at this time the outcome or the liability, if any, associated with these claims.

Government Regulation

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising and sale of the Company's products are subject to regulation by one or more U.S. agencies, including the FDA, the FTC, the DEA and the Consumer Product Safety Commission (CPSC), as well as several foreign, state and local agencies in localities in which the Company's products are sold. In addition, the Company manufactures and markets certain of its products in accordance with standards set by organizations, such as the United States Pharmacopeial Convention, Inc. (USP) and NSF International (NSF). The Company believes that its policies, operations and products comply in all material respects with existing regulations.

U.S. Food and Drug Administration

The FDA has jurisdiction over the Company's ANDA, NDA and OTC monograph drug products, dietary supplements, infant formulas and medical food products. The FDA's jurisdiction extends to the manufacturing, testing, labeling, packaging, storage and distribution of these products.

OTC and Generic Prescription Pharmaceuticals. The majority of the Company's OTC pharmaceuticals are regulated under the OTC monograph system and subject to certain FDA regulations. OTC medicines, other than those approved by an ANDA or NDA application, are marketed under regulations referred to as "OTC monographs", which have been established through the FDA's *OTC Review* that follow notice-and-comment rulemaking procedures. Under the OTC monograph system, selected OTC drugs are generally recognized as safe and effective and do not require the submission and approval of an ANDA or NDA prior to marketing. The FDA OTC monograph system includes well-known ingredients and specifies requirements for permitted indications, required warnings and precautions, allowable combinations of ingredients and dosage levels. Drug products marketed under the OTC monograph system must conform to specific quality and labeling requirements; however, these products generally can be developed with fewer regulatory hurdles than those products that require the filing of an ANDA or NDA. It is, in general, less costly to develop and bring to market a product produced under the OTC monograph system. From time to time, adequate information may become available to the FDA regarding certain ANDA or NDA drug products that will allow the reclassification of those products as no longer requiring the approval of an ANDA or NDA prior to marketing. For this reason, there may be increased competition and lower profitability related to a particular product should it be reclassified to the OTC monograph system. In addition, regulations may change from time to time, requiring formulation, packaging or labeling changes for certain products. The Company cannot predict whether new legislation regulating the Company's activities will be enacted or what effect any legislation would have on the Company's business.

The Company also markets generic prescription drugs and other products that have switched from prescription to OTC status. These products require approval by the FDA through its ANDA or NDA processes prior to commercialization. Based on current FDA regulations, ANDAs and NDAs provide information on chemistry, manufacturing and change control, bioequivalence, packaging and labeling. The ANDA development process generally requires less time and expense for FDA approval than the NDA process. For approval of an ANDA, the Company must demonstrate that the product is bioequivalent to a marketed product that has previously been approved by the FDA and that the Company's manufacturing process meets FDA standards. This approval process for an ANDA may require that bioequivalence studies be performed using a small number of subjects in a controlled clinical environment, and for certain topical generic products, demonstration of efficacy in comparative full end-point clinical studies. Depending on the specific product, other types of studies may be required by the FDA. Approval time for the industry currently averages 26.7 months from the date an ANDA is submitted. Changes to a product marketed under an ANDA or NDA are governed by specific FDA regulations and guidelines that define when proposed changes can be implemented and whether prior FDA notice and/or approval is required.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act), a company submitting an NDA can obtain a three-year period of marketing exclusivity for an Rx product or an Rx to OTC switch product if the company performs a clinical study that is essential to FDA approval of the NDA. Longer periods of exclusivity are possible for new chemical entities and orphan drugs. These exclusivity periods prevent other companies from obtaining approval of any ANDAs for a similar or equivalent generic product. Where three years of exclusivity is granted to the initiating company, the Company will be unable to market the product unless the Company establishes a relationship with the company having exclusive marketing rights. There can be no assurance that, in the event the Company applies for FDA approvals, the Company will obtain the approvals to market Rx or Rx to OTC switch products or, alternatively, that the Company will be able to obtain these products from other manufacturers.

Under the Federal Food, Drug and Cosmetic Act (FFDCA), a manufacturer may obtain an additional six months (which, under certain circumstances, may be extended to one year) of exclusivity if the innovator conducts pediatric studies requested by the FDA on the product. This exclusivity will, in certain instances, delay FDA approval and the sales by the Company of certain ANDA and other products.

If the Company is first to file its ANDA and meets certain requirements relating to the patents owned or licensed by the brand company, the Company may be entitled to a 180-day generic exclusivity period for that product. When a company submits an ANDA, the company is required to include a patent non-infringement certification to certain patents that cover the innovator product. If the ANDA applicant challenges the validity of the innovator's patent or certifies that its product does not infringe the patent, the product innovator may sue for infringement. The legal action would not ordinarily result in material damages but could prevent the Company from introducing the product if it is not successful in the legal action. The Company would, however, incur the cost of defending the legal action and that action could have the effect of triggering a statutorily mandated delay in FDA approval of the ANDA for a period of up to 30 months. In addition, if exclusivity is granted to the Company, there can be no assurance that the Company will be able to market the product at the beginning of the exclusivity period or that the exclusivity will not be shared with other generic companies, including authorized generics. It is possible that more than one applicant files the first ANDA on the same day and exclusivity is shared. This may happen by chance, but more likely when there is a certain type of innovator exclusivity that prevents the filing of all ANDAs until a specific date. As a result of events that are outside of the Company's control, the Company may forfeit its exclusivity. Finally, if the Company is not first to file its ANDA, the FDA may grant 180-day exclusivity to another company, thereby effectively delaying the launch of the Company's product.

The Company's prescription drug products that are marketed without approved applications must meet certain manufacturing and labeling standards established by the FDA. The FDA's policy with respect to the continued marketing of unapproved products is stated in the FDA's June 2006 compliance policy guide, titled "Marketed New Drugs without Approved NDAs or ANDAs." Under this policy, the FDA has stated that it will follow a risk-based approach with regard to enforcement against such unapproved products. The FDA evaluates whether to initiate enforcement action on a case-by-case basis, but gives higher priority to enforcement action against products in certain categories, such as those marketed as unapproved drugs with potential safety risks or that lack evidence of effectiveness. The FDA recognizes that certain unapproved products, based on the introduction date of their active ingredients and the lack of safety concerns, among other things, have been marketed for many years and, at this time, might not be subject to immediate enforcement action. See further information in Item 1A. Risk Factors.

All facilities where Rx and OTC drugs are manufactured, tested, packaged, stored or distributed must comply with FDA cGMPs. All of the Company's ANDA, NDA and OTC drug products are manufactured, tested, packaged, stored and distributed according to cGMP regulations. The FDA performs periodic audits to ensure that the Company's facilities remain in compliance with all appropriate regulations. The failure of a facility to be in compliance may lead to a breach of representations made to store brand customers or to regulatory action against the Company related to the products made in that facility, including suspension of or delay in ANDA approvals, seizure, injunction or recall. Serious product quality concerns could also result in governmental actions against the Company that, among other things, could result in the suspension of production or distribution of the Company's products, product seizures, loss of certain licenses or other governmental penalties, and could have a material adverse effect on the Company's financial condition or operating results. In addition, several bills have been introduced in Congress that could, if enacted, affect the manufacture and marketing of Rx and OTC drugs. The Company cannot predict whether new legislation regulating the Company's activities will be enacted or what effect any legislation would have on the Company's business.

The Company submits DMF for active pharmaceutical ingredients to be commercialized in the U.S. The DMF filings provide an efficient mechanism for FDA review while protecting the Company's proprietary information related to the manufacturing process. The manufacturing facilities are inspected by the FDA to assess cGMP compliance. The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet current FDA Good Manufacturing Practice (GMP) standards before products may be exported to the U.S.

For European markets, the Company submits a European DMF and, where applicable, obtains a certificate of suitability from the European Directorate for the Quality of Medicines. The manufacturing facilities and production procedures for API marketed in Europe must meet EU-GMP and European Pharmacopeia standards.

Infant Formula. The FDA's Center for Food Safety and Applied Nutrition is responsible for the regulation of infant formula. The Office of Nutritional Products, Labeling and Dietary Supplements (ONPLDS) has program responsibility for infant formula, while the Office of Food Additive Safety (OFAS) has program responsibility for food ingredients and packaging. The ONPLDS evaluates whether the infant formula manufacturer has met the requirements under the FFDCA and consults with the OFAS regarding the safety of ingredients in infant formula and of packaging materials for infant formula.

All manufacturers of pediatric nutrition products must begin with safe food ingredients, which are either generally recognized as safe or approved as food additives. The specific requirements for infant formula are governed by the Infant Formula Act of 1980, as amended (Formula Act). The purpose of the Formula Act is to ensure the safety and nutrition of infant formulas, including minimum, and in some cases, maximum levels of specified nutrients.

Once an infant formula product is formulated, the manufacturer must provide regulatory agencies assurance of the nutritional quality of that particular formulation before marketing the infant formula. The FDA has established requirements for certain labeling, nutrient content, manufacturer quality control procedures (to assure the nutrient content of infant formulas), as well as for company records and reports. A manufacturer must notify the FDA 90 days before the first processing of any infant formula that differs fundamentally in processing or in composition from any previous formulation produced by the manufacturer. The FDA currently is finalizing incremental good manufacturing practices, quality control procedures, quality factors, notification requirements, and reports and records, for the production of infant formulas. The Company is monitoring the situation and will make appropriate adjustments to remain in compliance.

In addition, as part of its responsibility to implement the provisions of the FFDCA, the FDA continuously monitors infant formula products. The FFDCA requires infant formula manufacturers to test product composition during production and shelf-life, to keep records on production, testing and distribution of each batch of infant formula and to use good manufacturing practices and quality control procedures. In addition, the FFDCA requires infant formula manufacturers to maintain records of all complaints, some of which are reviewed to reveal the possible existence of a hazard to health. The FDA conducts yearly inspections of all facilities that manufacture infant formula. The FDA also inspects new facilities during early production runs. As part of the inspection, the FDA collects and analyzes samples of infant formula.

Dietary Supplements. The Dietary Supplement Health and Education Act of 1994 (DSHEA) amended the Federal Food, Drug and Cosmetic Act to, among other things: (1) define dietary supplements and dietary ingredients, (2) require ingredient and nutrition labeling for dietary supplements, (3) permit "structure/function" statements for dietary supplements, (4) permit the display of certain published literature where supplements are sold, (5) authorize the FDA to establish GMPs specifically for dietary supplements, and (6) require the submission of New Dietary Ingredient notification to the FDA.

DSHEA provides for specific nutrition labeling requirements for dietary supplements that are slightly different than those for conventional foods. All supplements must bear a "Supplement Facts" box, which must list all of the supplement's dietary ingredients using nomenclature as specified in FDA regulations. DSHEA also permits dietary supplements to bear statements (1) claiming a benefit related to a classical nutrient deficiency disease, provided the prevalence of the disease in the U.S. is disclosed, (2) describing the role of a nutrient or dietary ingredient intended to affect the structure or function in humans, (3) characterizing the documented mechanism by which a nutrient or dietary ingredient acts to maintain such structure or function, and (4) describing general well-being from consumption of a nutrient or dietary ingredient. The Company is subject to regulations published by the FDA clarifying the types of "structure function" statements permissible in dietary supplement labeling. Such statements cannot expressly or implicitly state that a dietary supplement has any effect on a "disease."

As with foods in general, dietary supplement labeling may include a "health claim," which characterizes the role of a nutrient to a disease or health-related condition. There are two types of health claims: (1) health claims authorized by FDA regulations based on significant scientific agreement among qualified scientific experts, and (2) "qualified health claims," which may be made with a lower level of substantiation, provided that the FDA does not object to the claims. In each case, the health claim must be reviewed and approved by the FDA before it may be used.

On June 25, 2007, the FDA issued Final Good Manufacturing Practice (GMP) Regulations specific to Dietary Supplements, which became effective as they relate to the Company on June 25, 2008. The Company continues to invest in its Dietary Supplement operations to ensure compliance with the regulations. The FDA began inspecting the industry after the June 25, 2008 compliance date. The Company continuously monitors FDA activities, including publicly available inspection reports of other companies' inspections, to ensure that its operations and quality systems are maintained in a state of compliance based on the current interpretation of the regulations. The Company has not yet been inspected and cannot determine with certainty what effects the FDA's future interpretations of the regulations will have on its business. The GMP regulations and FDA's future interpretations of these regulations could, among other things, require expanded documentation of the manufacturing processes for certain products or additional analytical testing for certain ingredients. In addition, several bills have been introduced in Congress that could, if enacted, affect the manufacture and marketing of dietary supplements. The Company cannot predict whether new legislation regulating the Company's activities will be enacted or what effect any legislation would have on the Company's business.

DSHEA requires that the FDA be notified at least 75 days in advance of the introduction of a dietary supplement that contains a dietary ingredient that was introduced to market after October 15, 1994 or was present in the food supply in a form where the food had not been chemically altered. The notification must provide information establishing that the dietary supplement containing the dietary ingredient will reasonably be expected to be safe.

U.S. Drug Enforcement Administration

The DEA regulates certain drug products containing controlled substances, such as testosterone, and List I chemicals, such as pseudoephedrine, pursuant to the federal Controlled Substances Act (CSA). The CSA and DEA regulations impose specific requirements on manufacturers and other entities that handle these substances including registration, recordkeeping, reporting, storage, security and distribution. Recordkeeping requirements include accounting for the amount of product received, manufactured, stored and distributed. Companies handling either controlled substances or List I chemicals are also required to maintain adequate security and to report suspicious orders, thefts and significant losses. The DEA periodically inspects facilities for compliance with the CSA and its regulations. Failure to comply with current and future regulations of the DEA could lead to a variety of sanctions, including revocation or denial of renewal of DEA registrations, injunctions, or civil or criminal penalties.

The Company is subject to the requirements of the CSA and DEA regulations in the handling of any controlled substances in schedules II – V or any of the List I chemicals identified in the CSA. Specifically, the Company is subject to regulation in the current manufacture and distribution of products containing pseudoephedrine, a List I chemical. As a result of a series of amendments to the CSA, the DEA has imposed increased restrictions on the manufacture and distribution of pseudoephedrine products. For example, the Comprehensive Methamphetamine Control Act of 1996 was enacted to authorize the DEA to monitor transactions involving chemicals that may be used illegally in the production of methamphetamine. The Comprehensive Methamphetamine Control Act of 1996 establishes certain registration and recordkeeping requirements for manufacturers of OTC cold, allergy, asthma and diet medicines that contain ephedrine, pseudoephedrine or phenylpropanolamine (PPA). While certain of the Company's OTC drug products contain pseudoephedrine, which is a common ingredient in decongestant products, the Company's U.S. products contain neither ephedrine nor PPA.

More recently, the Reauthorization Act of 2005 was signed into law on March 9, 2006. The Reauthorization Act of 2005 prevented the existing provisions of the Patriot Act from expiring and also included the Combat Methamphetamine Epidemic Act. This law further amended the CSA and provided additional requirements on the manufacture, distribution and sale of pseudoephedrine products. Among the various provisions, this national legislation places certain restrictions on the purchase and sale of all products that contain ephedrine, pseudoephedrine or PPA (List I chemical products). The CSA also imposed import and procurement quotas for List I chemicals, including pseudoephedrine.

The CSA, as amended, also imposed daily restrictions on the amount of List I chemical products a retailer may sell to a consumer (3.6 grams per day) and limitations on the amount of List I chemical products a consumer may purchase (9.0 grams) over a 30-day period. Further, effective September 30, 2006, the Act requires that (a) retail sellers maintain a logbook that tracks the sales of List I chemical products to individuals, and (b) purchasers provide valid identification in order to purchase List I chemical products. Many states have also enacted legislation regulating the manufacture and distribution of pseudoephedrine products. The Company is subject to these state requirements as well.

Medicaid Drug Rebate Program and Other Drug Pricing Programs

Federal law requires that a pharmaceutical manufacturer, as a condition of having federal funds being made available to the states for the manufacturer's drugs under Medicaid and Medicare Part B, must enter into a rebate agreement to pay rebates to state Medicaid programs for the manufacturer's covered outpatient drugs that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under a fee-for-service arrangement. The Centers for Medicare and Medicaid Services (CMS) is responsible for administering the Medicaid rebate agreements between the federal government and pharmaceutical manufacturers. Pursuant to recently enacted health reform legislation, rebates now also will be due on the utilization of Medicaid managed care organizations, effective March 23, 2010.

Drug manufacturers' Medicaid rebate agreements, which are between each manufacturer and the Secretary of Health and Human Services, provide that the drug manufacturer will remit rebates to each state Medicaid agency on a quarterly basis. Those rebates are based on pricing data reported by manufacturers to CMS on both a monthly and a quarterly basis, including Average Manufacturer Price (AMP) and Best Price. Recently enacted health reform legislation changes the definition of AMP effective the fourth quarter of calendar 2010. Pursuant to the same legislation, effective for rebate periods beginning with the first quarter of calendar 2010, the rebate formulas used to determine the rebate amounts due are as follows: for noninnovator products, in general generic drugs marketed under ANDAs, the rebate amount is 13% of the AMP for the quarter; for innovator products, in general brand-name products marketed under NDAs, the rebate amount is the greater of 23.1% of the AMP for the quarter or the difference between such AMP and the Best Price for that same quarter.

The Company has a Medicaid rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to such governmental payers as well as the public, including the enactment in December 2003 of Medicare legislation that expanded the scope of Medicare coverage to include outpatient drugs (Part D), starting in January 2006, as well as recently enacted health reform legislation. Management cannot predict the nature of such measures or their impact on the Company's profitability. Various states have in recent years also adopted supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates on Medicaid utilization over and above those required under a manufacturer's federal

Medicaid agreement. States also have created drug coverage and corresponding manufacturer rebate programs for non-Medicaid populations, known as state pharmaceutical assistance programs. These rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated. Although there are a number of supplemental and state pharmacy assistance rebate programs, for the Company they are insignificant in the aggregate compared to quarterly Medicaid drug rebate obligations.

The Deficit Reduction Act (DRA) of 2005 amended the Medicaid statute in a number of ways, including to revise the methodology for the calculation of federal upper limits, a type of cap on the amounts a state Medicaid program can reimburse pharmacies for certain multiple source drugs dispensed to Medicaid patients, as well as to require the public availability of AMP data. In July 2007, CMS issued a final rule regarding the calculation of AMP as well as these statutory amendments made by the DRA. This rule, as required by the DRA amendments, required CMS to use AMP to calculate federal upper limits. Prior to the enactment of this legal requirement, CMS typically used the Average Wholesaler Price (AWP) or Wholesaler Acquisition Cost (WAC) in the calculation of federal upper limits. The rule also rejected requests to postpone the public availability of AMP data. In mid-December 2007, a preliminary injunction was granted, resulting in postponement of the actual implementation of the federal upper limit and public availability of AMP aspects of the DRA and the rule, such that AMP currently cannot be used to calculate federal upper limits and also cannot be disclosed to the public. As of August 12, 2010, the relevant court case is still pending and the injunction remains in place, resulting in a continual postponement of the implementation of these requirements. Effective the fourth quarter of calendar 2010, the federal upper limit will be calculated using a weighted average AMP, based on and only where at least three pharmaceutically and therapeutically equivalent multiple source drugs are available for purchase by retail community pharmacies on a nationwide basis. The definition of AMP also will change effective the fourth quarter of calendar 2010, which may affect the Medicaid rebate amount, as described above, as well as the amount of the calculated federal upper limits. In addition, this legislation will change the publicly available AMP data to include only weighted average monthly AMPs as well as average retail survey prices determined by the Medicaid program or a vendor retained by the Secretary. The Company does not know how the new methodology for calculating AMP and federal upper limits, once implemented, will affect the Company's pharmacy customers or to what extent these customers will seek to pass on any decrease in Medicaid reimbursements to the Company. The Company cannot predict how the sharing of weighted average monthly AMP data and retail survey prices may impact competition in the marketplace.

Manufacturers also must participate in the 340B drug pricing program for federal funds to be available to pay for their drugs under Medicaid and Medicare Part B. Participating manufacturers must agree to charge statutorily-defined covered entities no more than the 340B ceiling price for the manufacturer's covered outpatient drugs. Sales made by the Company pursuant to the 340B program are not material to the Company as a whole.

Additional Federal and State Regulation

The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, ordering, or arranging for the purchase or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common manufacturer business arrangements and activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations of the Company's products may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been investigated and have reached substantial financial settlements with the federal government under these laws for a variety of activities that have been alleged to have caused the submission of false claims to federal health care programs, including providing free product to customers with the expectation that the customers would bill federal programs for the product and marketing of products for unapproved, and thus non-reimbursable, uses. The Company's activities relating to the sale and marketing of its products may be subject to scrutiny under these laws.

The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines, and imprisonment.

Consumer Product Safety Commission

Under the Poison Prevention Packaging Act (PPPA), the CPSC has authority to designate that dietary supplements and pharmaceuticals require child-resistant packaging to help reduce the incidence of accidental poisonings. The CPSC has published regulations requiring iron-containing dietary supplements and numerous pharmaceuticals to have child resistant packaging, and has established rules for testing the effectiveness of child-resistant packaging and for ensuring senior adult effectiveness.

The Consumer Product Safety Improvement Act of 2008 (CPSIA) amended the Consumer Product Safety Act (CPSA) to require that the manufacturer of any product that is subject to any CPSC rule, ban, standard or regulation certify that based on a reasonable testing program the product complies with such requirements. This certification applies to pharmaceuticals and dietary supplements that require child-resistant packaging under the PPPA. The CPSC has lifted the stay of enforcement of the certification requirement and the regulation has been in effect since February 9, 2010.

Federal Trade Commission

The FTC exercises primary jurisdiction over the advertising and other promotional practices of marketers of dietary supplements and OTC pharmaceuticals and often works with the FDA regarding these practices. The FTC considers whether a product's claims are substantiated, truthful and not misleading. The FTC is also responsible for reviewing mergers between and acquisitions of pharmaceutical companies exceeding specified thresholds and investigating certain business practices relevant to the healthcare industry. The FTC could challenge these business practices in administrative or judicial proceedings. For example, in accordance with the Medicare Prescription Drug Improvement and Modernization Act of 2003, agreements between NDA and ANDA holders relating to settlements of patent litigation involving paragraph IV certifications under the Hatch-Waxman Act, as well as agreements between generic applicants that have submitted ANDAs containing paragraph IV certifications where the agreement concerns either company's 180-day exclusivity, must be submitted to the FTC (and the United States Department of Justice) for review.

State Regulation

Most states regulate foods and drugs under laws that generally parallel federal statutes. The Company is also subject to other state consumer health and safety regulations that could have a potential impact on the Company's business if the Company is ever found to be non-compliant. Additionally, logistics facilities that distribute generic prescription drugs are required to be registered within each state. License requirements and fees vary by state.

United States Pharmacopeial Convention

The USP is a non-governmental, standard-setting organization. By reference, the Federal Food, Drug and Cosmetic Act incorporates the USP quality and testing standards and monographs as the standards that must be met for the listed drugs, unless compliance with those standards is specifically disclaimed on the product's labeling. USP standards exist for most Rx and OTC pharmaceuticals and many nutritional supplements. The FDA typically requires USP compliance as part of cGMP compliance.

NSF International

NSF is an independent, not-for-profit, non-governmental organization providing risk management services for public health and safety. Its services include standards development, product certification, safety audits, management systems registration and education programs. NSF is accredited by the American National Standards Institute, the Occupational Safety and Health Administration and the Standards Council of Canada. These accreditations attest to the competency of services provided by NSF and compliance with established national and international standards for third-party certification.

The NSF Dietary Supplement Certification Program enables manufacturers to become independently registered by NSF as conforming to voluntary standards that provide a system of processes, procedures and documentation to assure the product produced has the strength, composition, quality and purity represented on the product label. The Company's facilities manufacturing dietary supplements have earned NSF GMP registration. The Company also has approximately 60 store brand products certified under NSF/ANSI Standard 173 for dietary supplement products.

Foreign Regulation

The Company, through its affiliates located in the U.K., manufactures, packages and distributes OTC pharmaceuticals and provides contract manufacturing and packaging services for major pharmaceutical and healthcare companies in the U.K. and for export to markets outside the U.K. The manufacturing, processing, formulation, packaging, testing, labeling, advertising and sale of these products are subject to regulation by one or more U.K. agencies, including the Medicines and Healthcare Products Regulatory Agency, the Department of Health, the Department of the Environment, Her Majesty's Customs and Excise, the Department of Trade and Industry, the Health and Safety Executive and the Department of Transport.

The Company manufactures, packages and distributes Rx pharmaceutical, OTC pharmaceutical and nutritional products in Mexico. The manufacturing, processing, formulation, packaging, labeling, testing, advertising and sale of these products are subject to regulation by one or more Mexican agencies, including the Health Ministry, the Commercial and Industrial Secretariat, the Federal Work's Secretariat, the Environmental Natural Resources and Fishing Secretariat, the Federal Environmental Protection Ministry, and the Treasury and Public Credit Secretariat and its Customs Government department.

The Company manufacturers, packages and distributes hospital supplies and OTC pharmaceutical and nutritional products in Australia. The manufacturing, processing, formulation, packaging, labeling, testing, advertising and sales of these products are subject to regulation by one or more Australian agencies, including the Therapeutic Goods Administration (TGA).

The Company exports OTC pharmaceutical and nutritional products to foreign countries. Exporting requirements are regulated by the FDA and, where appropriate, DEA laws, as well as each individual country's requirements for importation of such products. Each country requires approval of these products through a registration process by that country's regulatory agencies. Registration requirements include the process, formula, packaging, testing, labeling, advertising and marketing of the products. Each country regulates what is required and may be represented to the public on labeling and promotional material. Approval for the sale of the Company's products by foreign regulatory agencies may be subject to delays.

In Europe and Israel, the manufacture and sale of pharmaceutical products are regulated in a manner similar in many respects to NDA and ANDAs in the U.S. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions. Data exclusivity provisions exist in many countries, including in the European Union, where these provisions were recently extended, although the application is not uniform. Similar provisions may be adopted by additional countries, including Israel, where legislation has been proposed. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand-name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired.

Conditions in Israel

The Company's Israeli operations, which include manufacturing and research and development, are subject to Israeli law. Political, economic and military conditions in Israel directly affect the Company's operations and the Company could be adversely affected by hostilities involving Israel or a significant recession or downturn in the economic or financial condition of Israel. See Item 1A. Risk Factors - Conditions in Israel for further information.

Employees

As of August 9, 2010, the Company had approximately 7,700 full-time and temporary employees worldwide, who were located as follows:

Country	Total Number of Employees	Number of Employees Covered by Collective Bargaining Agreements
U.S.	5,000	280
Israel	950	300
Mexico	890	530
U.K.	500	-
China	140	-
Australia	120	-
Rest of the world	100	10

Item 1A. Risk Factors. (Dollar amounts in thousands)

The Company operates in a highly regulated industry. An inability to meet current or future regulatory requirements could have a material adverse effect on the Company's business, financial position and operating results.

Several U.S. and foreign agencies regulate the manufacturing, processing, formulation, packaging, labeling, testing, storing, distribution, advertising and sale of the Company's products. Various state and local agencies also regulate these activities. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines established by voluntary standards organizations. Should the Company or one of its third party service providers used in the development or commercialization of product fail to adequately conform to these regulations and guidelines, there may be a material adverse impact on the operating results of the Company. In particular, packaging, labeling or marketing changes mandated by the FDA or state and local agencies can have a material adverse impact on the results of operations of the Company. Required changes could be related to safety or efficacy issues. Similarly, the failure by the Company or one of its suppliers to comply with manufacturing, quality and testing guidelines and regulations could have a significant adverse impact on the Company's operating results. There is also the risk that the FDA could require the Company to audit or repeat prior bioequivalence or clinical studies or the FDA could change or withdraw the approval governing such products, which could have a material adverse impact on the results of the Company's operations. The Company believes that it generally has a good relationship with the FDA, which it intends to maintain. If these relationships should deteriorate, however, the Company's ability to bring new and current products to market could be impeded. See Item 1. Business – Government Regulation.

All facilities where Rx and OTC drugs are manufactured, tested, packaged, stored or distributed must comply with FDA cGMPs. All of the Company's ANDA, NDA and OTC drug products are manufactured, tested, packaged, stored and distributed according to cGMP regulations. Effective June 25, 2008, all facilities where dietary supplements are manufactured, tested, packaged, stored or distributed must comply with the GMP regulations for dietary supplements published in the Federal Register on June 25, 2007. The FDA performs periodic audits to ensure that the Company's facilities remain in compliance with all appropriate regulations. Typically, after the FDA completes its inspection, it may or may not issue the Company a report on Form 483, containing the FDA's observations of possible violations of cGMP. These violations can range from minor to severe in nature. The degree of severity of the violation is generally determined by the time necessary to remediate the cGMP violation, and any adverse consequences for the consumer of the Company's drug products. If the deficiency observations are determined to be severe, the FDA may elect to issue a warning letter to the Company. FDA guidelines specify that a warning letter be issued only for violations of "regulatory significance" for which the failure to adequately and promptly achieve correction may be expected to result in further enforcement action. In addition to making its concerns public, the FDA could impose sanctions including, among others, fines, product recalls, total or partial suspension of production and/or distribution, suspension of the FDA's review of product applications, injunctions and civil or criminal prosecution. These enforcement actions, if imposed, could have a material adverse effect on the Company's operating results and financial condition. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although the Company has internal compliance programs in place that it believes are adequate, the FDA may conclude that these programs do not meet regulatory standards. If compliance is deemed deficient in any significant way, it could have a material adverse effect on the Company's business.

On April 30, 2010 the Company received a warning letter dated April 29, 2010 from the FDA related to the FDA's November 2009 inspection of the Company's Allegan manufacturing facilities. The Company has provided the FDA with a written response to the warning letter, which has been accepted by the FDA. In addition, the Company has developed a comprehensive plan to review and augment the quality systems and manufacturing operations at the Allegan facilities and has begun implementing the measures outlined in that plan. At this time, the Company does not currently believe that the warning letter has had or will have a material effect on the Company's business. Nonetheless, if the FDA were to raise additional concerns regarding the adequacy of the Company's corrective actions taken in response to the warning letter, the FDA could take further action that could have a material adverse effect on the Company's business.

The FDA's policy regarding the award of a 180-day market exclusivity period to generic manufacturers who successfully challenge patents relating to specific products continues to be the subject of extensive litigation in the U.S. The FDA's current interpretation of Hatch-Waxman is to award 180 days of exclusivity to the first generic manufacturer who files a successful Paragraph IV certification under Hatch-Waxman challenging the patent(s) of the branded product, regardless of whether the manufacturer was sued for patent infringement. Although the FDA's interpretation may benefit some of the products in the Company's pipeline, it may adversely affect others. The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides that the 180-day market exclusivity period provided under Hatch-Waxman is triggered by the commercial marketing of the product. However, the Medicare Prescription Drug Act also contains forfeiture provisions which, if met, will deprive the first Paragraph IV filer of exclusivity. Additionally, the manufacturer of the branded product may launch a generic version of its own drug, known as an authorized generic. Under certain circumstances, the Company may not be able to fully exploit its 180-day exclusivity period resulting from it being the first filer.

In September 2007, the Food and Drug Administration Amendments Act of 2007 was enacted into law. This law gives the FDA new powers to restrict medications that raise serious safety concerns. This law requires, and provides funding for, the FDA to monitor drugs after they go on the market. In addition, this law requires companies to make public the results of many of their studies. Under this new law, the FDA has the authority to require new studies, limit distribution or order label changes. Because of this law, the Company's ability to bring new and current products to market could be impeded, which could have a negative material impact on the Company's financial position or results of operations.

The Company's prescription drug products that are marketed without approved applications must meet certain manufacturing and labeling standards established by the FDA. The FDA's policy with respect to the continued marketing of unapproved products is stated in the FDA's June 2006 compliance policy guide, titled "Marketed New Drugs without Approved NDAs or ANDAs." Under this policy, the FDA has stated that it will follow a risk-based approach with regard to enforcement against such unapproved products. The FDA evaluates whether to initiate enforcement action on a case-by-case basis, but gives higher priority to enforcement action against products in certain categories, such as those marketed as unapproved drugs with potential safety risks or that lack evidence of effectiveness. The FDA recognizes that certain unapproved products, based on the introduction date of their active ingredients and the lack of safety concerns, among other things, have been marketed for many years and, at this time, might not be subject to immediate enforcement action. The Company believes that so long as it complies with applicable manufacturing and labeling standards it will be consistent with the FDA's current enforcement policy. There can be no assurance that the FDA will continue this policy or not take a contrary position with any individual product or group of products. If the FDA were to do so, the Company may be required to seek FDA approval for these products or withdraw such products from the market. For fiscal 2010, the Company's annual sales for such unapproved products were approximately $14,000.

In October 2007, the FDA convened a joint meeting of the Pediatric and Nonprescription Drugs Advisory committees to discuss the safety and efficacy of OTC cough and cold products for use in children. The advisory committees recommended that these products no longer be used in children under the age of six. On October 8, 2008, the FDA issued a statement supporting the voluntary action of the Consumer Healthcare Product Association (CHPA), of which the Company is a member, to modify product labels for consumers of OTC cough and cold medicines to state "do not use" in children under four years of age. FDA has not yet completed its review of information about the efficacy of OTC cough and cold medicines in children two years of age and older. Sales of the Company's pediatric cough and cold products could be adversely affected by recommendations resulting from this review.

The Company's activities with respect to its infant formula products also may be subject to barriers or sanctions imposed by countries or international organizations limiting international trade and dictating the specific content of infant formula products. In addition, regulatory changes or decisions that restrict the manufacture, labeling and availability of the Company's infant formula products could affect the Company's results of operations. For example, certain governmental agencies, non-governmental organizations and consumer advocates have lobbied against the marketing and sale of some infant formula products. These efforts could result in increased regulatory restrictions or enforcement. A 2008 melamine incident in China has resulted in increased global scrutiny of the infant formula industry, which may result in increased costs and may reduce the Company's margins and profitability. The U.S. government will likely continue to enhance its regulations on the industry aimed to ensure the safety and quality of dairy products, including, but not limited to, compulsory batch-by-batch inspection and testing for additional safety and quality issues. Such inspections and testing may increase the Company's operating costs related to its infant formula products.

The Company manufactures products that are safe and effective when used in accordance with label directions; however, certain products contain ingredients that can be used for improper purposes. Additional legislation or regulation may be enacted to mitigate improper uses of these ingredients, which could have an adverse impact on the Company's sales of such products and resulting income.

Acetaminophen - The Company manufactures several products that contain the active ingredient acetaminophen, which is indicated as an analgesic. In June 2009, the FDA held a public advisory committee meeting to discuss how to address the potential for liver injury related to the risk of overdose of acetaminophen in both OTC and Rx products. The FDA expressly stated that the risk of developing liver injury to the individual patient who uses the drug according to directions is extremely low and that it is not seeking to remove acetaminophen from the market. However, due to the extensive use of acetaminophen-containing products, the FDA sought guidance from several advisory committees regarding measures to reduce the potential for liver injury associated with acetaminophen use. Measures discussed include, but were not limited to, reducing the maximum single-dose and daily-dose, reducing packaging sizes, and increasing consumer educational efforts regarding such products. The FDA is reviewing the input it received from the advisory committees and additional comments submitted through the docket. In fiscal 2010, products containing acetaminophen generated revenues of approximately $122,000 for the Company. The Company cannot predict whether the FDA will adopt any recommendations of the advisory committees regarding the sale and use of acetaminophen or whether any such recommendations, if adopted by the FDA, would impact future revenues attributable to these products.

Pseudoephedrine - The Company produces a number of products that contain the active ingredient pseudoephedrine (PSE), which is indicated as a nasal decongestant. PSE has been under scrutiny as an ingredient illegally used to produce methamphetamine. To address this concern, legislation has been enacted at the federal level over the past few years to place restrictions on the sales of PSE products (i.e., Combat Methamphetamine Epidemic Act) and authorizing the DEA to place quotas on the amounts of PSE raw material that can be procured (i.e., the Controlled Substances Act). At the state level, a number of states have introduced or passed legislation placing additional restrictions on the sale of PSE products. In addition, the states of Oregon and Mississippi have moved PSE products to prescription (Rx) status; at least one other city (Washington, Missouri) has passed similar legislation and a few other states have considered moving PSE products to Rx status. Sales of PSE products by the Company in fiscal year 2010 were approximately $30,000. Sales of PSE products could be adversely affected by action at the state or federal level to place additional restrictions on the sale of PSE products.

Phenylephrine - The Nonprescription Drug Advisory Committee met in December 2007 to discuss the efficacy of phenylephrine, an active ingredient used in various cough and cold products as a nasal decongestant. The advisory committee vote recommended that available data "is supportive" of the efficacy of phenylephrine at 10 milligrams. In addition, the advisory committee recommended additional evidence to support the efficacy of a 10 milligram dose of phenylephrine. The recommendations by the advisory committee are not binding on the

FDA. It is not known at this time what, if any, further action the FDA or industry will take in response to recommendations of the advisory committee. In fiscal 2010, products containing phenylephrine generated revenues of approximately $67,000. Certain actions by the FDA, such as mandating label and packaging changes, could have an adverse effect on the operating results of the Company.

Dextromethorphan - The Company manufactures several products that contain the active ingredient dextromethorphan, which is indicated for cough suppression. Dextromethorphan has come under scrutiny because of its potential to be abused. Some states have introduced legislation that, if passed, could require restricted access to dextromethorphan in finished dosage forms. Such legislation placing age restrictions on the purchase of OTC products containing dextromethorphan was passed at the local level by Suffolk County, New York, Westchester County, New York and by the City of Jerseyville, Illinois. At least one state has passed legislation restricting the bulk sale of dextromethorphan.

In March 2009, the Dextromethorphan Abuse Reduction Act of 2009 (H.R. 1259) was approved by the U.S. House of Representatives. This legislation, if enacted, would generally prohibit the bulk sale of dextromethorphan. A similar bill (S.1383) was introduced by Senators Durbin and Grassley that would also impose a federal age limit of 18 years old in order to purchase finished products containing dextromethorphan. It is possible that any of the states or the federal government could introduce and pass legislation imposing additional or different restrictions on the sale of dextromethorphan in finished dosage form, such as requiring a minimum age to purchase product. In fiscal 2010, products containing dextromethorphan generated revenues of approximately $81,000. The Company cannot predict whether any of the proposed legislation will be passed or, if it is passed, its impact on future revenues attributable to these products.

The FDA scheduled a meeting of the Drug Safety and Risk Management Advisory Committee for September 14, 2010 to discuss the potential abuse of the drug dextromethorphan and the public health benefits and risks of dextromethorphan use as a cough suppressant in prescription and nonprescription drug products. It is possible that the FDA could recommend dextromethorphan containing products be considered a scheduled substance, which would remove their status as an OTC product. The Company cannot predict the outcome of this meeting and any adverse impact it may have on the Company's results of operations.

The Company's products are safe and effective when used in accordance with label directions. However, certain products contain ingredients that can be, and in some cases are, used for improper purposes. As previously discussed, pseudoephedrine and dextromethorphan are two of these ingredients, but others may exist. Increasingly, various efforts are employed by federal and state governments in an effort to curb this misuse, including the consideration of additional legislation or regulation that may result in further restrictive requirements for the manufacture or sale of products containing these ingredients. The Company cannot predict if or when any additional legislation or regulation will be passed and any adverse impact it may have on the Company's results of operations.

Unfavorable publicity or consumer perception of the Company's products and any similar products distributed by other companies could have a material adverse impact on the Company's business.

The Company is dependent upon consumers' perception of the safety and quality of its products. Negative consumer perception may arise from media reports, product liability claims, regulatory investigations or recalls, regardless of whether such media reports, claims, investigations or recalls involve the Company or its products. The mere publication of information asserting defects in products or ingredients could have a material adverse effect on the Company, regardless of whether such information is scientifically supported or concerns the Company's products or the raw materials used in the Company's products. For example, any major outbreak of any illness or disease in cows could lead to a serious loss of consumer confidence in, and demand for, dairy products, including the Company's infant formula products. Adverse publicity about these types of concerns, whether valid or not, may negatively impact consumer perceptions and discourage consumers from buying one or more of the Company's products, such that the Company's sales may decline and the Company may suffer losses in its business.

The Company may incur liabilities or experience negative reputational effects as a result of any real or perceived quality issues with the Company's products. The Company's products involve risks such as product contamination, spoilage, mislabeling and tampering that could require the Company to recall one or more of its products. Serious product quality concerns could also result in governmental actions against the Company that, among other things, could result in the suspension of production or distribution of the Company's products, product seizures, loss of certain licenses, delays in the issuance of governmental approvals for new products or other governmental penalties. Adverse publicity or negative public perception regarding the quality of the Company's products, particular ingredients, or the industries in which the Company competes could result in a substantial decrease in demand for the Company's products.

The Company cannot guarantee that counterfeiting, imitation, or other tampering with its products will not occur or that the Company will be able to detect and resolve it if it happens. Any occurrence of counterfeiting or contamination could negatively impact sales of the Company's products, particularly if counterfeit or imitation products cause death or injury to consumers of those products.

Additionally, powdered infant formula products are not sterile. A substantial portion of the Company's infant formula products must be prepared and maintained according to label instruction to retain their flavor and nutritional value and avoid contamination or deterioration. Depending on the product, a risk of contamination or deterioration may exist at each stage of the production cycle, including the purchase and delivery of raw materials, the processing and packaging of food products, and the use and handling by consumers, hospital personnel and health care professionals. In the event that certain of the Company's infant formula products are found or alleged to have suffered contamination or deterioration, whether or not such products are under the Company's control, the Company's reputation and its infant formula product category could be materially adversely affected.

The Company's infant formula product category is subject to changing consumer preferences and health and nutritional-related concerns. The Company's results of operations depend, in part, on consumer preferences and choices, including the number of mothers who choose to use infant formula products rather than breastfeed their babies. To the extent that private, public and government sources may promote the benefits of breastfeeding over the use of infant formula, there could be a reduced demand for infant formula products, and the Company's infant formula products business could be adversely affected. The Company's infant formula product category may also be affected by medical research relating to the healthfulness of cow's milk in the human diet. For example, adverse research may raise concerns about the fat, cholesterol, calorie, sodium and lactose content or contamination of dairy products, including infant formula. Any significant shift in consumer preference away from the use of infant formula may materially and adversely affect the results of operations of the Company's infant formula product category. Additionally, the Company's infant formula product category could be adversely impacted by an increase in the number of families that are provided with infant formula by the federal government through the WIC program, as the Company does not participate in this program.

The Company believes that growth in the nutritional products business is based largely on national media attention regarding scientific research suggesting potential health benefits from regular consumption of certain vitamin and other nutritional products. There can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings. In the event of future unfavorable scientific results or media attention, the Company's sales of nutritional products could be materially adversely impacted.

Federal and state health care reform may have an adverse effect on the Company's financial condition and results of operations.

Increasing expenditures for health care have been the subject of considerable public attention in North America, Israel and many European countries. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which the Company currently operates, pharmaceutical prices are subject to regulation. In the U.S., numerous proposals that would effect changes in the U.S. health care system and the pharmaceutical industry have been introduced or proposed in Congress and in some state legislatures that could include, but not be limited to, intellectual property, regulatory, antitrust, drug pricing and product liability issues. Similar activities are taking place throughout Europe. As a result of governmental budgetary constraints, the Israel Ministry of Health and the major Israeli health funds have sought to further reduce healthcare costs by, among other things, applying continuous pressure to reduce pharmaceutical prices and inventory levels. The Company cannot predict the nature of the measures that may be adopted, how they will be interpreted by the courts or the administrative agencies charged with enforcing them or their impact on the marketing, pricing and demand for its products.

Federal law requires that a pharmaceutical manufacturer, as a condition of having federal funds being made available to the states for the manufacturer's drugs under Medicaid and Medicare Part B, must enter into a rebate agreement to pay rebates to state Medicaid programs for the manufacturer's covered outpatient drugs that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under a fee-for-service arrangement. The CMS is responsible for administering the Medicaid rebate agreements between the federal government and pharmaceutical manufacturers. Pursuant to recently enacted health reform legislation, rebates now also will be due on the utilization of Medicaid managed care organizations, effective March 23, 2010.

The Company has a Medicaid rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to such governmental payers as well as the public, including the enactment in December 2003 of Medicare legislation that expanded the scope of Medicare coverage to include outpatient drugs (Part D), starting in January 2006, as well as recently enacted health reform legislation. Management cannot predict the nature of such measures or their impact on the Company's profitability. Various states have in recent years also adopted supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates on Medicaid utilization over and above those required under a manufacturer's federal Medicaid agreement. States also have created drug coverage and corresponding manufacturer rebate programs for non-Medicaid populations, known as state pharmaceutical assistance programs. These rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated. Although there are a number of supplemental and state pharmacy assistance rebate programs, for the Company they are insignificant in the aggregate compared to quarterly Medicaid drug rebate obligations.

In July 2007, CMS issued a final rule for the calculation of the AMP, which pharmaceutical companies are required to report to CMS. CMS intends to use this calculation to help determine reimbursements to pharmacies that dispense medicines to Medicaid beneficiaries. Prior to the enactment of this legal requirement, CMS typically used the AWP or WAC in the calculation of federal upper limits. The rule also rejected requests to postpone the public availability of AMP data. In mid-December 2007, a preliminary injunction was granted, resulting in postponement of the actual implementation of the rule. As of August 12, 2010, the relevant court case is still pending and the injunction remains in place, resulting in a continual postponement of the implementation of these requirements. Effective the fourth quarter of calendar 2010, the federal upper limit will be calculated using a weighted average AMP, based on and only where at least three pharmaceutically and therapeutically equivalent multiple source drugs are available for purchase by retail community pharmacies on a nationwide basis. The definition of AMP also will change effective the fourth quarter of calendar 2020, which may affect the Medicaid rebate amount, as well as the amount of the calculated federal upper limits. In addition, this legislation will change the publicly available AMP data to include only weighted average monthly AMPs as well as average retail survey prices determined by the Medicaid program or a vendor retained by the Secretary. The Company does not know how the new methodology for calculating federal upper limits, once implemented, will affect the Company's pharmacy customers or to what extent these customers will seek to pass on any decrease in Medicaid reimbursements to the Company. The Company cannot predict how the sharing of weighted average monthly AMP data and retail survey prices may impact competition in the marketplace.

On November 7, 2009, the House of Representatives passed the "Affordable Health Care for America Act" (H.R. 3962), originally introduced on July 14, 2009, by Rep. Dingell as "America's Affordable Health Choices Act" (H.R. 3200). This legislation eliminates the ability of American families to use funds from flexible spending accounts (FSAs) to purchase OTC medicines. The Company cannot predict how the elimination of allowing families to use FSAs to purchase OTC medicines will affect the market for OTC products.

If the Company cannot continue to rapidly develop, manufacture and market innovative products that meet customer requirements for performance, safety and cost effectiveness, it may lose market share and its revenues may suffer.

The Company's future results of operations depend, to a significant degree, upon its ability to successfully commercialize additional OTC and generic prescription drugs and/or innovative pharmaceuticals, infant formulas and API. The Company develops, tests and manufactures OTC drugs and generic prescription products. All pharmaceutical products must meet regulatory standards and/or receive regulatory approvals. The Company must prove that the OTC ANDA and generic prescription products are bioequivalent to their branded counterparts, which typically requires bioequivalency studies or even more extensive clinical trials in the case of topical products. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Products currently under development, if and when fully developed and tested, may not perform as expected, may be the subject of intellectual property challenges, necessary regulatory approvals may not be obtained in a timely manner, if at all, and the Company may not be able to successfully and profitably produce and market such products. Delays in any part of the process or the Company's inability to obtain regulatory approval of its products (including products developed by others to which the Company has exclusive marketing rights) could adversely affect operating results by restricting or delaying its introduction of new products. Even upon the successful development of a product, the Company's customer's failure to launch a product could adversely affect operating results. The FDA could impose higher standards and additional requirements, such as requiring more supporting data and clinical data than previously required, in order to gain FDA clearance to launch new formulations in to the market. Continuous introductions of new products and product categories are critical to the Company's business. Product margins may decline over time due to the products' aging life cycles, changes in consumer choice or developments in drug delivery technology. Therefore, new product introductions are necessary for maintenance of the Company's current financial condition, and if the Company fails to introduce and market new products, the effect on its financial results could be materially adverse.

The Company's investment in research and development is expected to remain at or slightly above recent levels in dollar terms and relatively flat as a percentage of sales due to the Company's ongoing broadening of its OTC ANDA, topical generic prescription and specialty API product portfolio, as well as several opportunities for new products that are switching from prescription to OTC status. The ability to attract scientists proficient in emerging delivery forms and/or contracting with a third party innovator in order to generate new products of this type is a critical element of the Company's long-term plans. Should the Company fail to attract qualified employees, successfully develop products in a timely manner, or enter into reasonable agreements with third parties, long-term sales growth and profit would be adversely impacted.

The price of shares of Company common stock is volatile and, therefore, investors cannot rely on historical trends to predict future stock prices.

The market price of the Company's common stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products, product recalls, failure to meet published estimates of or changes in earnings estimates and stock ratings by securities analysts, announcements of new products or enhancements by competitors, receipt of regulatory approvals by competitors, sales of common stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key product inventory components and general economic conditions.

The Company's quarterly results are impacted by a number of factors, some of which are beyond the control of management, that may result in significant quarter-to-quarter fluctuations in operating results.

The Company's quarterly operating results depend on a variety of factors including, but not limited to, the severity, length and timing of the cough/cold/flu season, the timing of new product approvals and introductions by the Company and its competitors, price competition, the magnitude and timing of research and development investments, changes in the levels of inventories maintained by the Company's customers and the timing of retailer promotional programs. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations in its operating results.

The competitive pressures the Company faces could lead to reduced demand for its products in favor of its competitors' products, which could negatively impact its sales, gross margin, and prospects.

The markets for OTC pharmaceutical, nutritional, generic pharmaceutical and API products are highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. Competition also comes from national brand companies and branded pharmaceutical companies. That competition could be intensified should those companies lower prices or manufacture their own store brand or generic equivalent products. Due to the high degree of price competition, the Company has not always been able to fully pass on cost increases to its customers. The inability to pass on future cost increases, the impact of store brand competitors and the impact of national brand companies lowering prices of their products or operating in the store brand market could have a material adverse impact on financial results. In addition, since the Company sells its nutritional products through retail drug, supermarket and mass merchandise chains, it may experience increased competition in its nutritional products business through alternative channels such as health food stores, direct mail and direct sales as more consumers obtain products through these channels. The Company has evaluated, and will continue to evaluate, the products and product categories in which it does business. Future product line extensions, or deletions, could have a material impact on the Company's financial position or results of operations.

Selling prices of generic drugs typically decline, sometimes dramatically, as competition intensifies due to additional companies receiving approvals for a given product or brands launching authorized generics. To the extent that the Company succeeds in being the first to market a generic version of a significant product, the Company's sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor's introduction of an equivalent product. The Company's ability to sustain its sales and profitability on any product over time is dependent on both the number of new competitors for such product, some of whom may be significantly larger than the Company, and the timing of their approvals.

Certain competitors are choosing to consolidate in the generic pharmaceutical and nutritional industries. These consolidations may create larger companies with which the Company must compete and provide further pressure on prices, development activities or customer retention. The impact of future consolidation in the industry could have a material impact on the Company's financial position or results of operations.

The Company's API business is subject to increased competition from other manufacturers of API located in Europe and developing countries, such as India and China. Such competition may result in loss of API customers and/or decreased profitability in this business segment.

The Company's success is dependent, in large part, on continued store brand growth, which is influenced by factors outside management's control. There can be no assurance that store brand products will continue to grow and failure to achieve continued growth may adversely impact the Company's sales and resulting financial condition.

The future growth of domestic store brand products will be influenced, in part, by general economic conditions, which can influence consumers to switch to and from store brand products, consumer perception and acceptance of the quality of the products available, the development of new products and/or product delivery forms, the market exclusivity periods awarded on Rx to OTC switch products and the ongoing or growing strength of the retailers' brands in the market. The Company does not advertise like the national brand companies and thus is largely dependent on retailer promotional activities to drive sales volume and increase market share. Growth opportunities for the products in which the Company currently has a significant store brand market share (cough/cold/flu/allergy, analgesic, smoking cessation and gastrointestinal products) will be driven by the ability to offer new products to existing domestic customers. Branded pharmaceutical companies may use state and federal regulatory and legislative means to limit the availability of brand equivalent products. Should store brand growth be limited by any of these factors, there could be a significant adverse impact on the operating results of the Company.

Lack of availability of, or significant increases in the cost of, raw materials used in manufacturing the Company's products could adversely impact its profit margins and operating results.

Affordable high quality raw materials and packaging components are essential to all of the Company's business units due to the nature of the products the Company manufactures. Raw materials and packaging components are generally available from multiple suppliers. Supplies of certain raw materials, bulk tablets and finished goods purchased by the Company are limited, or are available from one or only a few suppliers. In these situations, increased prices, rationing and shortages can occur. In response to these problems the Company tries to identify alternative materials or suppliers for such raw materials, bulk tablets and finished goods. The nature of FDA restrictions placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate material source. Certain material shortages and approval of alternate sources could adversely affect financial results. The rapid increase in cost of many raw materials from inflationary forces, such as increased energy costs, and the Company's ability or inability to pass on these increases to its customers, could have a material impact on the Company's financial results.

The Company maintains several single-source supplier relationships, either because alternative sources are not available or the relationship is advantageous due to regulatory, performance, quality, support, or price considerations. Unavailability or delivery delays of single-source components or products could adversely affect the Company's ability to ship the related product in a timely manner. The effect of unavailability or delivery delays would be more severe if associated with the Company's higher volume and more profitable products. Even where alternative sources of supply are available, qualifying the alternate suppliers and establishing reliable supplies could cost more or could result in delays and a loss of revenues. As a result, the loss of a single-source supplier could have a material adverse effect on the Company's results of operations.

In addition, raw materials purchased from third parties, including those from foreign countries, may contain counterfeit ingredients or other adulterants. The Company maintains a strict program of verification and product testing throughout the ingredient sourcing and manufacturing process to identify counterfeit ingredients, adulterants and toxic substances. Nevertheless, discovery of previously unknown problems with the raw materials or product manufacturing processes or new data suggesting an unacceptable safety risk associated therewith, could result in a voluntary or mandatory withdrawal of the contaminated product from the marketplace, either temporarily or permanently. Any future recall or removal would result in additional costs to the Company, and may give rise to product liability litigation, either of which could have a material adverse effect on the operating results of the Company.

The Company's infant formula products require certain key raw ingredients that are derived from raw milk, such as skim milk powder, whey protein powder and lactose. The Company's supply of raw milk may be limited by the ability of individual dairy farmers and cooperatives to provide raw milk in the amount and quality to meet the needs of the Company's infant formula product category. Raw milk production is influenced by factors beyond the Company's control, including: (1) seasonal factors, such as dairy cows producing more milk in temperate weather than hot or cold weather, and extended unseasonably hot or cold weather potentially leading to lower than expected supplies; (2) environmental factors, such as the volume and quality of milk produced by dairy cows being linked closely to the quality of nourishment provided by the surrounding environment; and (3) governmental agricultural and environmental policy, such as government grants, subsidies, land provisions, technical assistance, and other agricultural and environmental policies having a direct effect on the viability of individual dairy farmers and dairy farmer cooperatives and the number of dairy cows and quantities of milk they are able to produce. The Company cannot guarantee that there will be sufficient supplies of these key ingredients derived from raw milk. Any disruption in the supply of these key ingredients derived from raw milk could adversely and materially impact the Company's infant formula product category.

The Company's products, and the raw materials used to make those products, generally have limited shelf lives. The Company's inventory levels are based, in part, on expectations regarding future sales. The Company may experience build-ups in inventory if sales slow. Any significant shortfall in sales may result in higher inventory levels of raw materials and finished products, thereby increasing the risk of inventory spoilage and corresponding inventory write-downs and write-offs, which may materially and adversely affect the Company's results of operations. Additionally, the FDA is beginning to scrutinize claims on infant formula labels. Labeling changes required for regulatory compliance could render packaging inventories obsolete.

The costs, both financially and in regard to management attention, of combating legal proceedings could have an adverse impact on the Company's business, financial condition and results of operations.

From time to time, the Company and/or its subsidiaries become involved in lawsuits arising from various commercial matters, including, but not limited to, competitive issues, contract issues, intellectual property matters, workers' compensation, product liability, environmental remediation issues and state or federal regulatory issues. See Item 3 Legal Proceedings. Litigation is unpredictable and can be costly. No assurance can be made that litigation will not have a material adverse effect on the Company's financial position or results of operations in the future. Similarly, judicial decisions in proceedings to which the Company is not a party may result in the setting of legal precedent that could affect the future operation of the Company's business. In addition, the Company may face environmental exposures including, for example, those relating to discharges from and materials handled as part of its operations, the remediation of soil and groundwater contaminated hazardous substances or wastes, and the health and safety of its employees. While the Company does not have any material remediation liabilities currently outstanding, the Company may in the future face liability for the costs of investigation, removal or remediation of certain hazardous substances or petroleum products on, under, or in its currently or formerly owned property, or from a third party disposal facility that it may have used, without regard to whether the Company knew of, or caused, the presence of the contaminants. The actual or alleged presence of, or failure to remediate properly, these substances could have adverse effects, including, for example, substantial investigative or remedial obligations and limitations on the ability to sell or rent affected property or to borrow funds using affected property as collateral. There can be no assurance that environmental liabilities and costs will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company may also be subject to liability if its products violate or are alleged to violate applicable laws or regulations in the jurisdictions where such products are distributed or in the event that its products cause or are alleged to cause injury, illness, or death. The successful assertion of product liability claims against the Company could result in potentially significant monetary damages and diversion of management resources, and require the Company to make significant payments and incur substantial legal expenses. Even if a product liability or consumer fraud claim is unsuccessful, not merited, or not fully pursued, the Company may still incur substantial legal expenses defending against such a claim, and the Company's reputation may suffer.

Changes in tax laws or income tax rates could have a material adverse effect on the Company's results of operations and the ability to utilize cash in tax efficient manner.

Income tax rate changes by governments and changes in the tax jurisdictions in which the Company operates could influence the effective tax rates for future years. Entry into new tax jurisdictions, whether domestic or international, increases the likelihood of fluctuation. The mix of income between tax jurisdictions in any given quarter can also significantly change the effective tax rate across quarters and years. Also, changes in tax laws could have a material adverse effect on the Company's ability to utilize cash in a tax efficient manner. In addition, the Company has benefited or currently benefits from a variety of government programs and tax benefits that generally carry conditions that the Company must meet in order to be eligible to obtain such benefits. If the Company fails to meet the conditions upon which certain favorable tax treatment is based, the Company would not be able to claim future tax benefits and could be required to refund tax benefits already received.

Because the Company depends upon Wal-Mart for a significant portion of its sales, the Company's sales and income would be adversely affected by an disruption of its relationship with Wal-Mart or any material adverse change in Wal-Mart's business.

Sales to the Company's largest customer, Wal-Mart, comprised approximately 23% of fiscal 2010 net sales. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business could have a material adverse impact on the Company's financial position and results of operations. In addition, while no other customer individually comprises more than 10% of total net sales, the Company does have other significant customers. If the Company's relationship with one or more of these other customers changes significantly, it could have a material adverse impact on the Company's financial position and results of operations.

Changes in supply relationships with the Company's customers, such as alternate sources for products, withholding new product introductions and/or development of customer store brand programs, could have a material adverse impact on the Company's financial position and results of operations.

Maintaining the supply relationships with the Company's customers is critical to its success. If the Company is unable to deliver to expected customer service levels, customers may choose to assess penalties, obtain alternate sources for products, withhold new product introductions and/or end the relationship with the Company. The success in recent years of private label marketing programs has increased large retailers' attention to the importance of their store brand programs and as a result, many are dedicating significant resources to auditing supplier compliance with their quality, ethical and service standards. Customers may limit the level of product sourcing with the Company in protection of the customer's own interests. Any or all of these factors could have a material adverse impact on the Company's financial position and results of operations.

Retailer consolidation can increase the Company's credit risk, which may adversely affect the Company's financial position or results of operations.

Retailer consolidation continues to inherently increase the size of the Company's customers. If a large customer should encounter financial difficulties, the Company's exposure with respect to uncollectible receivables and unusable inventory, as well as the potential loss of future sales, could result in a material adverse impact on the Company's financial position or results of operations.

Conditions in Israel affect the Company's operations and may limit its ability to produce and sell its products.

The Company has significant manufacturing and research and development facilities in Israel. Political, economic and military conditions in Israel directly affect the Company's operations, and the Company could be adversely affected by current or future hostilities involving Israel or a significant recession or downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel in recent years. Tensions in the region increased significantly during the third quarter of fiscal 2009 between Israel and Hamas in the Gaza strip. These hostilities can adversely affect Israel's relationship with a number of countries in the region and elsewhere, as well as its relationship with international organizations.

While none of the Company's facilities in Israel have been directly affected by hostile operations, there can be no assurance that a further escalation of hostilities will not impact the Company's facilities. Furthermore, the Company's employees in Israel include members of the Israeli military reserves, some of whom have been called up for active duty. If a significant number of the Company's employees in Israel are called up for active duty in the military, the Company's operations in Israel may be materially adversely affected.

Escalations of hostilities have disruptive effects on Israel's economy, and any international economic sanctions against Israel could further harm Israel's economy. These economic developments could have an adverse effect on the Company's Israel Pharmaceutical and Diagnostic Products business.

Furthermore, certain parties with whom the Company does business may decline to travel to Israel, which would force the Company to make alternative arrangements where necessary. The United States Department of State has at times issued an advisory regarding travel to various sections of Israel. As a result of the State Department's advisories, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, and should this occur with respect to the Company's Israeli facilities, the FDA could withhold approval for new products intended to be produced at those facilities.

Although it has not yet occurred, the political and security situation in Israel may result in certain parties with whom the Company has contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

The Company could experience disruption of its manufacturing and research and development facilities due to terrorist acts or military actions. If terrorist acts or military actions were to result in substantial damage to the Company's facilities, business activities would be disrupted since, with respect to most products, the Company would need to obtain prior FDA approval for a change in manufacturing site. The Company's insurance may not adequately compensate it for losses that may occur and any losses or damages incurred by the Company could have a material adverse effect on its business.

Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. The Company is also precluded from marketing its products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because an immaterial amount of the Company's revenue is currently derived from sales to these countries, the Company believes that the boycott has not had a material adverse effect on its current operations. However, continuation or extension of the boycott or implementation of additional restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of the Company's business.

The current economic conditions may adversely impact the Company's liquidity and financial condition.

The economies of the United States and the other countries in which the Company produces and markets its products continue to be affected by the economic conditions that began with the financial and credit liquidity crisis in late 2008. Although economic conditions have stabilized somewhat following the widespread contraction of the economy in late 2008 and 2009, there continues to be significant uncertainty regarding the timeline for economic recovery and concerns about the systemic impact of the current global economic environment. Furthermore, energy costs, geopolitical issues, the availability and cost of credit, and the depressed state of global real estate markets have contributed to increased market volatility. Continued market volatility could adversely affect the Company's stock price, liquidity and overall financial condition.

The Company's customers and suppliers may be adversely affected by a worsening of the current economic conditions. Although the Company actively reviews the credit worthiness of its customers and suppliers, the Company cannot fully predict to what extent its customers and suppliers may be negatively impacted and thus to what extent the Company's operations would be affected.

The Company invests cash and cash equivalents primarily in demand deposits and other short-term instruments with maturities of three months or less at the date of purchase. Since the advent of the global financial crisis in the first calendar quarter of 2008, the Company has maintained a balance between objectives of safety of principal, liquidity and return by investing primarily in U.S., federal, state and local government obligations, direct obligations of local sovereign governments and in bank obligations of the Company's credit banks meeting a minimum third party credit rating standard. The value of the Company's assets, including securities held for investment, may be adversely affected by a worsening of the current economic conditions.

Although the Company's lenders have made commitments to make funds available to the Company in a timely fashion, if the current economic conditions worsen (or new information becomes publicly available impacting these lenders' credit ratings or capital ratios), the Company's lenders may be unable or unwilling to lend money pursuant to the Company's existing credit facilities. In addition, if the Company determines that it is appropriate or necessary to raise capital in the future, the cost of raising funds through the debt or equity markets may be more expensive or those markets may be unavailable. If the Company is unable to use its existing credit facilities or raise funds through debt or equity markets, the Company's liquidity or ability to follow its key growth strategies could be materially and adversely affected.

Additionally, decreases in personal incomes may have caused consumers to look for and purchase lesser priced products, such as generic store brand products manufactured by the Company, as an alternative to higher priced brand-name products. To the extent that this trend has occurred, the Company's sales could be negatively affected if economic conditions improve and if consumers were to then return to purchasing higher-priced brand-name products.

Although the Company only enters into business acquisitions and divestitures that it expects will result in benefits to the Company, the Company may not realize those benefits because of integration and other challenges.

As part of the Company's strategy, it evaluates potential acquisitions in the ordinary course of business, some of which could be and have been material. Acquisitions involve a number of risks and present financial, managerial and operational challenges. Integration activities may place substantial demands on the Company's management, operational resources and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on the Company's reputation and business. The Company's failure to successfully integrate acquisitions could have a negative effect on its operations. In addition, the lack of performance of acquisitions could cause financial difficulties.

With regards to the PBM acquisition in April 2010, the Company expects to achieve certain cost savings and synergies from the PBM acquisition when the two companies have fully integrated their portfolios. The realization of certain benefits anticipated as a result of the PBM acquisition, however, will depend in part on the integration of PBM's business portfolio with the Company's business portfolio. There can be no assurance that PBM's business can be operated profitably or integrated successfully into the Company's operations in a timely fashion, or at all. The dedication of management resources to such integration may detract attention from the Company's day-to-day business, and there can be no assurance that there will not be substantial costs associated with the transition process or other material adverse effects as a result of these integration efforts.

The Company also evaluates the performance of all operating business units against a "return on invested capital" (ROIC) threshold. Underperforming assets typically have a specific period to improve performance before other strategic alternatives are considered. The Company's inability to successfully divest or sell assets in a timely manner could have a negative effect on its operations. In addition, the process of divestitures could cause strains on the ongoing operations of the Company.

Third party patents and other intellectual property rights may limit the Company's ability to bring new products to market and may subject the Company to potential legal liability. The failure to bring new products to market in a timely manner without incurring legal liability could cause the Company to lose market share and its operating results may suffer.

The Company's ability to bring new products to market is limited by certain patent, trademark and trade dress factors including, but not limited to, the existence of patents protecting brand products for the Consumer Healthcare, Rx Pharmaceuticals and API segments and the regulatory exclusivity periods awarded on products. The cost and time to develop these prescription and switch products is significantly greater than the rest of the new products that the Company seeks to introduce. Moreover, the manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. The Company may have to defend against charges that it violated patents or proprietary rights of third parties. The Company's defense against charges that it infringed third party patents or proprietary rights could require the Company to incur substantial expense and to divert significant effort of its technical and management personnel. If the Company is found to have infringed on the rights of others, it could lose its right to develop or manufacture some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, the Company cannot be certain that the necessary licenses would be available to it on terms it believes to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling a number of its products.

At times, the Company may seek approval to market ANDA products before the expiration of patents for those products, based upon its belief that such patents are invalid, unenforceable or would not be infringed by its products. As a result, the Company may face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, the Company may, in certain circumstances, elect to market a generic pharmaceutical product while litigation is pending, before any court decision or while an appeal of a lower court decision is pending. This is referred to in the pharmaceutical industry as an "at risk" launch. The risk involved in an "at risk" launch can be substantial because, if a patent holder ultimately prevails, the remedies available to such holder may include, among other things, damages measured by the profits lost by the holder, which are often significantly higher than the profits the Company makes from selling the generic version of the product. By electing to proceed in this manner, the Company could face substantial damages if the final court decision is adverse to the Company. In the case where a patent holder is able to prove that the Company's infringement was "willful" or "exceptional", the definition of which is subjective, the patent holder may be awarded up to three times the amount of its actual damages. Though the Company has participated in "at risk" launches in the past, it is currently not marketing any products subject to an "at risk" launch.

The government programs in Israel in which the Company participates and the tax benefits the Company receives require the Company to meet several conditions and may be terminated or reduced in the future, which would increase the Company's costs and tax expenses.

The Company has received grants for research and development from the Office of the Chief Scientist in Israel's Ministry of Industry and Trade. To continue to be eligible for these grants, the Company's development projects must be approved by the Chief Scientist on a case-by-case basis. If the Company's development projects are not approved by the Chief Scientist, the Company will not receive grants to fund these projects, which would increase research and development costs. The receipt of such grants subjects the Company to certain restrictions and pre-approval requirements which may be conditioned by additional royalty payments with rights to transfer intellectual property and/or production abroad. The Company also receives tax benefits, in particular exemptions and reductions, as a result of the approved enterprise status of certain existing operations in Israel. To be eligible for these tax benefits, the Company must maintain its approved enterprise status by meeting conditions, including making specified investments in fixed assets located in Israel and investing additional equity in itself and its Israeli subsidiaries and by meeting projections provided to the regulatory agencies. If the Company fails to meet these conditions in the future, the tax benefits would be canceled, and the Company could be required to refund the tax benefits already received. These tax benefits may not be continued in the future at their current levels or at any level. If such benefits are reduced or eliminated in the future, the Company's results of operations will be adversely impacted.

A significant disruption at any of the Company's main manufacturing facilities could materially and adversely affect the Company's business, financial position and results of operations.

The Company's U.S. operations are concentrated in Michigan, South Carolina, New York, Vermont, Ohio and Florida. Approximately 67% of the Company's revenues are related to these manufacturing facilities. The Company has concentrated manufacturing facilities in Israel, which comprise approximately 7% of the Company's revenues. A significant disruption resulting from, but not limited to, fire, tornado, storm, flood, cyber attacks, material supply, insufficient quality, or pandemic at any of the Company's facilities could impair its ability to develop, produce and/or ship products on a timely basis, which could have a material adverse effect on the Company's business, financial position and operating results.

The success of certain of the Company's products depends on the effectiveness of its patents and other measures it takes to protect its intellectual property rights.

The Company's success with certain of its products depends, in part, on its ability to protect and defend its intellectual property rights. If the Company fails to adequately protect its intellectual property, competitors may manufacture and market similar products. The Company has been issued patents covering certain of its products, and has filed, and expects to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the U.S. Any existing or future patents issued to or licensed by the Company may not provide it with any significant competitive advantages for its products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent the Company's competitors from developing, using or commercializing non-infringing products that are similar or functionally equivalent to its products.

The Company also relies on trade secrets, unpatented proprietary know-how and continuing technological innovation that it seeks to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. If these agreements are breached, the Company may not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, trade secrets and proprietary technology may otherwise become known or be independently developed by competitors or, if patents are not issued with respect to products arising from research, the Company may not be able to maintain the value of such intellectual property rights.

A substantial portion of the sources of raw materials and an increasing volume of sales of the Company are outside the United States. Additional legislation or regulation concerning importing/exporting may be enacted, which could have an adverse impact on the Company's net sales of such products and resulting income.

The Company imports and exports products and raw materials from/to several jurisdictions around the world. This process involves Company subsidiaries and third parties operating in a number of jurisdictions with different customs and import/export regulations. The regulations are subject to change from time to time and the Company cannot predict the nature, scope or impact of these changes upon the Company's operations. The Company is subject to periodic reviews and audits by U.S. and foreign authorities responsible for administering these regulations. To the extent that the Company is unable to successfully defend itself against an audit or review, the Company may be required to pay assessments, penalties and increased duties, which may, individually or in the aggregate, negatively impact the Company's gross margins and operating results. Certain of the Company's facilities operate in a special purpose subzone established by the U.S. Department of Commerce Foreign Trade Zone Board, which allows the Company certain tax advantages on products and raw materials shipped through these facilities. If the U.S. Department of Commerce Foreign Trade Zone Board were to revoke the subzone designation or limit its use by the Company, the Company could be subject to increased duties, which may negatively impact the Company's gross margins and operating results.

Conducting business in international markets involves risks and uncertainties such as foreign exchange rate exposure and social, political and economic instability that could lead to increased prices for raw materials, reduced international sales and reduced profitability associated with such sales, which could reduce the Company's net sales and income.

The Company sources certain key raw materials from foreign suppliers in countries that include, but are not limited to, Australia, Canada, China, Denmark, Germany, India and Mexico. The Company continues to increase its revenues outside the U.S. The Company's primary markets for the sale of its products outside the U.S. are Canada, Germany, Israel, Mexico, the U.K. and Australia. The Company may have difficulty in international markets due, for example, to regulatory barriers, the necessity of adapting to new regulatory systems and problems related to markets with different cultural bases and political systems. Violence and crime in Mexico could adversely affect the Company's manufacturing activities and ability to recruit and retain employees there. Sales to customers outside the U.S. and foreign raw material purchases expose the Company to a number of risks, including unexpected changes in regulatory requirements, possible difficulties in enforcing agreements, longer payment cycles, longer shipping lead-times, inefficient port operations, exchange rate fluctuations, difficulties obtaining export or import licenses, the imposition of withholding or other taxes, economic or political instability, embargoes, military hostilities or exchange controls. Should any of these risks occur, they may have a material adverse impact on the operating results of the Company.

The Company is dependent on the services of certain key executive and scientific employees. The failure to attract and retain such employees may have a material adverse impact on the Company's results of operations.

The Company's future success will depend in large part upon its ability to attract and retain highly skilled employees. Key functions for the Company include executive managers, operational managers, research and development scientists, information technology specialists, financial and legal specialists, regulatory professionals, quality compliance specialists and sales/marketing personnel. Should the Company be unable to attract or retain key qualified employees, future operating results may be adversely impacted.

Changes in estimates regarding fair value of goodwill or intangible assets may result in an adverse impact on the Company's results of operations.

The Company tests goodwill for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. The Company's testing in the 2010 fiscal year resulted in no impairment charges related to goodwill and indefinite-lived intangible assets.

Other intangible assets consist of a portfolio of individual developed product technology/formulation and product rights, distribution and license agreements, customer relationships, non-competition agreements and trade names and trademarks. For intangible assets subject to amortization, an impairment analysis is performed whenever events or changes in circumstances indicate that the carrying amount of any individual asset may not be recoverable. An impairment loss is recognized if the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Any significant change in market conditions, estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give rise to impairment in the period that the change becomes known. See Note 7 of the Notes to Consolidated Financial Statements for further information regarding impairment of intangible assets.

To protect itself against various potential liabilities, the Company maintains a variety of insurance programs. Significant increases in the cost or decreases in the availability of such insurance could adversely impact the Company's financial condition.

The Company maintains insurance, including property, general and product liability, and directors' and officers' liability, to protect itself against potential loss exposures. To the extent that losses occur, there could be an adverse effect on the Company's financial results depending on the nature of the loss and the level of insurance coverage maintained by the Company. The Company cannot predict whether deductible or retention amounts will increase or whether coverage will be reduced in the future. From time to time, the Company may reevaluate and change the types and levels of insurance coverage that it purchases.

The Company, like retailers and other distributors and manufacturers of products that are ingested, is exposed to product liability claims in the event that, among other things, the use of its products results in injury. There is no assurance that product liability insurance will continue to be available to the Company at an economically reasonable cost (or at all for certain products) or that the Company's insurance will be adequate to cover liability that the Company incurs in connection with product liability claims. See Item 3. Legal Proceedings.

The Company's business is capital intensive and there can be no assurance that financial capital will always be available on favorable terms or at all. In some instances, the Company may determine to issue additional shares of capital stock in order to meet its capital needs, which would dilute existing shareholders.

The Company maintains a broad product line to function as a primary supplier for its customers. Capital investments are driven by growth, technological advancements, cost improvement and the need for manufacturing flexibility. Estimation of future capital expenditures could vary materially due to the uncertainty of these factors. If the Company fails to stay current with the latest manufacturing, information and packaging technology, it may be unable to competitively support the launch of new product introductions.

The Company anticipates that cash, cash equivalents, investment securities, cash flows from operations and borrowings under its credit facilities will substantially fund working capital and capital expenditures. The Company has historically evaluated acquisition opportunities and anticipates that acquisition opportunities will continue to be identified and evaluated in the future. The historical growth of sales and profits has been positively influenced by acquisitions. There is no assurance that future sales and profits will, or will not, be impacted by acquisition activities. The Company's current capital structure, results of operations and cash flow needs could be materially impacted by acquisitions.

The Company's senior credit facilities, the agreements governing its senior notes and agreements governing its other indebtedness contain a number of restrictions and covenants that limit the Company's ability to make distributions or other payments to its investors and creditors unless certain financial tests or other criteria are satisfied. The Company also must comply with certain specified financial ratios and tests. These restrictions could affect the Company's ability to operate its business and may limit its ability to take advantage of potential business opportunities, such as acquisitions. If the Company does not comply with the covenants and restrictions contained in its senior credit facilities, agreements governing its senior notes and agreements governing its other indebtedness, the Company could be in default under those agreements, and the debt, together with accrued interest, could then be declared immediately due and payable. Any default under the Company's senior credit facilities or agreements governing its senior notes or other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the Company's indebtedness is accelerated, there can be no assurance that it would be able to repay or refinance its debt or obtain sufficient new financing.

The Company has various maturity dates associated with its credit facilities, senior notes and other debt facilities. There is no assurance that cash, future borrowings or equity financing will be available for the payment or refinancing of its indebtedness. Further, there is no assurance that future refinancings or renegotiations of the Company's senior credit facilities, senior notes or other debt facilities, or additional agreements will not have materially different or more stringent terms.

If the Company decides to seek additional capital through the issuance of additional shares of common stock, existing shareholders may be diluted.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The following is a list of the primary facilities owned or leased by the Company and the segment(s) that are generally supported by the facility as of August 9, 2010:

Location	No. of Facilities	Approx. Square Footage Owned	Approx. Square Footage Leased	Segments
Michigan	23	2,060,000	460,000	Consumer Healthcare, Rx Pharmaceuticals
New York	3	-	267,000	Consumer Healthcare, Rx Pharmaceuticals
South Carolina	3	200,000	260,000	Consumer Healthcare
Arkansas	1	-	2,000	Consumer Healthcare
Ohio	1	95,000	-	Consumer Healthcare
Vermont	3	220,000	76,400	Consumer Healthcare
Florida	2	-	118,000	Consumer Healthcare
Virginia	12	-	45,000	Consumer Healthcare
Barnsley, U.K.	1	-	100,000	Consumer Healthcare
Braunton, U.K.	1	230,000	-	Consumer Healthcare
Ramos Arizpe, Mexico	4	198,000	30,000	Consumer Healthcare
Guadalajara Jalisco, Mexico	4	83,000	70,000	Consumer Healthcare
Colonia Chapultepec Morales, Mexico	1	-	1,300	Consumer Healthcare
Shanghai, China	2	-	5,000	Consumer Healthcare
Guangzhou, China	2	-	1,000	Consumer Healthcare
Balcatta, Western Australia	1	28,000	-	Consumer Healthcare
Castle Hill, New South Wales	1	-	5,000	Consumer Healthcare
Maharashtra, India	2	240,000	1,500	API
Yeruham, Israel	2	310,000	-	Rx Pharmaceuticals, Israel Pharmaceuticals and Diagnostic Products[1], API
B'nei-Brak, Israel	7	-	138,000	Rx Pharmaceuticals, Israel Pharmaceuticals and Diagnostic Products[1], API
Ramat Hovav, Israel	1	750,000	-	API

[1] Represents operating segment in Other category.

All of the facilities above provide manufacturing, logistics and offices to support the respective segment and/or location. The Company leases other minor properties for logistics and offices in the U.S., Israel, Mexico, India and China. The Company considers all of its properties to be well-maintained and suitable for the intended purpose of the facility.

Item 3. Legal Proceedings. (Dollar amounts in thousands)

On March 11, 2009, a purported shareholder of the Company named Michael L. Warner ("Warner") filed a lawsuit in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, including the President and Chief Executive Officer, Joseph Papa, and the Chief Financial Officer, Judy Brown, among others. The plaintiff sought to represent a class of purchasers of the Company's common stock during the period between November 6, 2008 and February 2, 2009. The complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the Exchange Act). The plaintiff generally alleged that the Company misled investors by failing to disclose, prior to February 3, 2009, that certain auction rate securities held by the Company, totaling approximately $18,000 in par value (the ARS), had been purchased from Lehman Brothers Holdings, Inc. (Lehman). The plaintiff asserted that omission of the identity of Lehman as the seller of the ARS was material because after Lehman's bankruptcy filing, on September 15, 2008, the Company allegedly became unable to look to Lehman to repurchase the ARS at a price near par value. The complaint sought unspecified damages and unspecified equitable or injunctive relief, along with costs and attorneys' fees.

On June 15, 2009, the Court endorsed a stipulation appointing several purported shareholders of the Company, namely CLAL Finance Batucha Investment Management, Ltd., The Phoenix Insurance Company, Ltd., Excellence Nessuah Mutual Funds Management, Ltd. and Excellence Nessuah Gemel & Pension, Ltd., as Co-Lead Plaintiffs. On July 31, 2009, these Co-Lead Plaintiffs filed an amended complaint. The amended complaint dropped all claims against the individual defendants other than Joseph Papa and Judy Brown, and added a "control person" claim under Section 20(a) of the Exchange Act against the members of the Company's Audit Committee, namely Laurie Brlas, Gary Kunkle and Ben-Zion Zilberfarb. The amended complaint asserts the same statutory claims and contains the same class action allegations as the original proceeding. The amended complaint alleges that the Company should have disclosed, prior to February 3, 2009, that Lehman had sold the ARS to the Company and had provided the allegedly inflated valuation of the ARS that the Company adopted in its Form 10-Q filing for the first quarter of fiscal 2009, which was filed with the SEC on November 6, 2008. The amended complaint also alleges that some portion of the write-down of the value of the ARS that the Company recognized in the second quarter of fiscal 2009 should have been taken in the prior quarter, immediately following Lehman's bankruptcy filing. On September 28, 2009, the defendants filed a motion to dismiss all claims against all defendants. The motion to dismiss was fully briefed and submitted to the Court on December 14, 2009. During the pendency of the dismissal motion, discovery is stayed. The Company believes that the law suit is without merit and intends to defend the case vigorously.

On June 2, 2009, a purported shareholder of the Company named Bill Drinkwine filed a purported shareholder derivative complaint in the Circuit Court of Allegan County, Michigan against a number of officers and directors of the Company, including certain of the officers and directors named as defendants in the federal securities suit described above, as well as others. Like the federal securities suit, the state court complaint alleges that the Company misled investors by failing to disclose, prior to February 3, 2009, that the ARS had been purchased from Lehman and allegedly "became worthless" when Lehman filed for bankruptcy. The complaint asserts that the officer and director defendants violated their fiduciary duties to the Company by selling shares of their personally-held Perrigo stock during the five-month period between Lehman's bankruptcy filing and the Company's February 3, 2009 disclosure of the write-down of the value of the ARS. The complaint seeks to "recover" for Perrigo the proceeds received by the officer and director defendants from such stock sales.

Prior to filing the suit, on March 3, 2009, Mr. Drinkwine made a demand on the Company's Board of Directors that Perrigo bring the suit directly against the accused officers and directors. In response to that demand, the Perrigo Board appointed a committee of all independent, disinterested directors (as defined by the Michigan Business Corporation Act) to investigate Mr. Drinkwine's allegations. The committee retained independent counsel to assist it in that investigation. The committee and its counsel conducted an extensive investigation and concluded that Mr. Drinkwine's allegations are entirely without merit and, consequently, that it would not be in Perrigo's best interests for the suit to go forward. Based on the findings of that investigation, on August 24, 2009, the Company filed a motion to dismiss the complaint pursuant to Section 495 of the Michigan Business Corporation Act, which provides that when a committee of all independent, disinterested directors makes a good faith determination, based upon a reasonable investigation, that the maintenance of a derivative suit would not be in the best interests of the corporation, the court shall dismiss the derivative proceeding. The individual defendants joined in Perrigo's motion to dismiss. The dismissal motion has been fully briefed and the Court held a hearing on the motion on June 28, 2010.

In March and June of 2007, lawsuits were filed by three separate groups against both the State of Israel and the Council of Ramat Hovav in connection with waste disposal and pollution from several companies, including the Company, that have operations in the Ramat Hovav region of Israel. These lawsuits were subsequently consolidated into a single proceeding in the District Court of Beer-Sheva. The Council of Ramat Hovav, in June 2008, and the State of Israel, in November 2008, asserted third party claims against several companies, including the Company. The pleadings allege a variety of personal injuries arising out of the alleged environmental pollution. Neither the plaintiffs nor the third party claimants were required to specify a maximum amount of damages, but the pleadings allege damages in excess of $72,500, subject to foreign currency fluctuations between the Israeli shekel and the U.S. dollar. While the Company intends to vigorously defend against these claims, the Company cannot reasonably predict at this time the outcome or the liability, if any, associated with these claims.

In addition to the foregoing discussion, the Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that it has meritorious defenses to these lawsuits and/or is covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, the Company's future results of operations or cash flow could be materially impacted in a particular period.

Item 4. Reserved.

Additional Item. Executive Officers of the Registrant.

The executive officers of the Company and their ages and positions as of August 9, 2010 were:

Name	Age	Position
Judy L. Brown	42	Executive Vice President and Chief Financial Officer
Thomas M. Farrington	53	Senior Vice President and Chief Information Officer
John T. Hendrickson	47	Executive Vice President, Global Operations and Supply Chain
Todd W. Kingma	50	Executive Vice President, General Counsel and Secretary
Sharon Kochan	42	Executive Vice President, U.S. Generics
Refael Lebel	53	Executive Vice President and President, Perrigo Israel
Paul B. Manning	54	Executive Vice President, General Manager of PBM
Jeffrey R. Needham	54	Executive Vice President, General Manager Consumer Healthcare
Joseph C. Papa	54	Chairman, President and Chief Executive Officer
Jatin Shah, Ph.D.	57	Senior Vice President and Chief Scientific Officer
Michael R. Stewart	58	Senior Vice President, Global Human Resources
Louis W. Yu, Ph.D.	60	Senior Vice President, Global Quality and Compliance

Ms. Brown was named Executive Vice President and Chief Financial Officer in July 2006. She served as Vice President and Corporate Controller from September 2004 to July 2006. Previously, Ms. Brown held various senior positions in finance and operations at Whirlpool Corporation from 1998 to August 2004.

Mr. Farrington was named Senior Vice President and Chief Information Officer in October 2006. He formerly served as Chief Information Officer for F. Dohmen Co. in addition to serving as a division President for JASCORP LLC from March 2003 to October 2006. Prior to that position, Mr. Farrington held various senior positions in information technology and finance at Dell, Inc. from 1999 to 2003.

Mr. Hendrickson was named Executive Vice President, Global Operations and Supply Chain in March 2007. He served as Executive Vice President and General Manager, Perrigo Consumer Healthcare from August 2003 to March 2007. He served as Executive Vice President of Operations from October 1999 to August 2003.

Mr. Kingma was named Executive Vice President in May 2006. He served as Vice President, General Counsel and Secretary from August 2003 to May 2006. Previously, Mr. Kingma held various positions at Pharmacia Corporation from 1991 through August 2003. His last position with Pharmacia Corporation was Vice President and Associate General Counsel, Global Specialty Operations.

Mr. Kochan was named Executive Vice President, U.S. Generics in March 2007. He served as Senior Vice President of Business Development and Strategy from March 2005 to March 2007. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from July 2001 until the acquisition of Agis by Perrigo in March 2005.

Mr. Lebel was named Executive Vice President and President, Perrigo Israel in March 2005. He served as Agis' Chief Executive Officer from August 2003 to March 2005 and was its Vice President and Chief Financial Officer from January 2001 to August 2003 and Finance Manager and Controller from October 1988 to December 2000.

Mr. Manning was named Executive Vice President, General Manager of PBM in June 2010. He formerly served as the President, CEO and controlling equity owner of PBM Holdings, Inc. and its affiliates, which he founded in 1997.

Mr. Needham was named Executive Vice President, General Manager Consumer Healthcare in October 2009. He served as Senior Vice President of Commercial Business Development from March 2005 through October 2009. Previously, he served as Senior Vice President of International from November 2004 to March 2005. He served as Managing Director of Perrigo's U.K. operations from May 2002 to November 2004 and as Vice President of Marketing from 1993 to 2002.

Dr. Shah was named Senior Vice President and Chief Scientific Officer in June 2005. He served as Vice President of Research and Development for Rx products from February 2004 to June 2005. Previously, Dr. Shah held various senior positions in Research and Development at Mayne Pharma (known previously as Faulding Pharmaceuticals) from June 1996 to January 2004.

Mr. Papa joined the Company in October 2006 as President and Chief Executive Officer. Mr. Papa was elected as a director in November 2006 and, subsequently, was appointed as Chairman of the Board of Directors in October 2007. Previously, Mr. Papa served from December 2004 to October 2006 as Chairman and Chief Executive Officer of the Pharmaceutical and Technologies Services segment of Cardinal Health, Inc. Prior to that position, he served as President and Chief Operating Officer of Watson Pharmaceuticals from November 2001 to November 2004.

Mr. Stewart was named Senior Vice President, Global Human Resources in September 2004. He served as Vice President, Human Resources from July 1993 to September 2004.

Dr. Yu joined the Company in November 2006 as Senior Vice President, Global Quality and Compliance. Previously, Dr. Yu served from October 2005 to October 2006 as Vice President, Quality at CV Therapeutics Inc. Prior to that position, he served as Global Head of Quality & Compliance for Forest Laboratories, Inc. from April 1999 to October 2005. In June 2010, Dr. Yu was appointed Adjunct Professor, School of Pharmacy Extension Services in Pharmacy of the University of Wisconsin, Madison, Wisconsin.

PART II.

(Dollar and share amounts in thousands, except per share amounts)

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock was first quoted and began trading on the NASDAQ Stock Market on December 17, 1991, and now trades on the NASDAQ Global Select Market (NASDAQ) under the symbol PRGO. In association with the acquisition of Agis Industries (1983) Ltd. (Agis), the Company's common stock also began trading on the Tel Aviv Stock Exchange (TASE) on March 16, 2005.

Set forth below are the high and low prices for the Company's common stock as reported on NASDAQ for the last eight quarters:

	Fiscal Year			
	2010		2009	
NASDAQ	High	Low	High	Low
First Quarter	$32.94	$25.91	$39.94	$31.15
Second Quarter	$40.94	$31.69	$40.00	$27.72
Third Quarter	$58.67	$37.46	$32.51	$18.54
Fourth Quarter	$64.66	$53.10	$27.85	$23.12

The number of record holders of the Company's common stock as of August 9, 2010 was 991.

The graph below shows a five-year comparison of cumulative total return for the Company with the cumulative total returns for the NASDAQ Composite Index and the NASDAQ Pharmaceutical Index. Data points are, for the Company, the last day of each fiscal year and, for the indices, June 30 of each year. The last day of the Company's fiscal year for fiscal years 2005 through 2010 is noted in each of the columns below. The graph assumes an investment of $100 at the beginning of the period and the reinvestment of any dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG PERRIGO COMPANY, THE NASDAQ STOCK MARKET (U.S.) INDEX,
AND THE NASDAQ PHARMACEUTICAL INDEX


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
DOLLARS
Perrigo Company
NASDAQ Composite
NASDAQ Pharmaceutical
6/25/2005
7/1/2006
6/30/2007
6/28/2008
6/27/2009
6/26/2010

	6/25/2005	7/1/2006	6/30/2007	6/28/2008	6/27/2009	6/26/2010
Perrigo Company	$100	$115	$141	$236	$203	$435
NASDAQ Composite	$100	$107	$131	$114	$91	$106
NASDAQ Pharmaceutical	$100	$117	$121	$121	$111	$111

*$100 invested on June 25, 2005 in stock or index – including reinvestment of dividends
Indexes calculated on month-end basis.

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid dividends of $22,329, $19,957 and $18,219, or $0.2425, $0.215 and $0.195 per share, during fiscal 2010, 2009 and 2008, respectively. The declaration and payment of dividends and the amount paid, if any, are subject to the discretion of the Board of Directors and depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

On February 1, 2008, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $150,000. The Company completed purchases under this plan on December 16, 2009. In accordance with the Michigan Business Corporation Act, under which the Company is incorporated, all common stock repurchased by the Company becomes authorized but unissued stock and is available for reissuance in the future for general corporate purposes.

The table below lists the Company's repurchases of shares of common stock during its most recently completed quarter:

Fiscal 2010	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Value of Shares Available for Purchase
				$ -
March 28 to May 1	-	$ -	-	$ -
May 2 to May 29	2	$61.09	-	$ -
May 30 to June 26	-	$ -	-	$ -
Total	2		-	

(1) Private party transactions accounted for all the purchases from May 2 to May 29.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to these statements included in Item 8 of this report. For all years presented, the consolidated statements of income and consolidated balance sheet data set forth in this Form 10-K have been adjusted for the reclassification of discontinued operations information, unless otherwise noted. See Note 3 to the consolidated financial statements in Item 8 for additional information on discontinued operations. The consolidated statement of income data set forth below with respect to the fiscal years ended June 26, 2010, June 27, 2009 and June 28, 2008 and the consolidated balance sheet data at June 26, 2010 and June 27, 2009 are derived from and are qualified by reference to the audited consolidated financial statements included in Item 8 of this report and should be read in conjunction with those financial statements and notes. The consolidated statement of income data for the Company set forth below with respect to the fiscal years ended June 30, 2007 and July 1, 2006 and the consolidated balance sheet data for the Company at June 28, 2008, June 30, 2007 and July 1, 2006 are derived from audited consolidated financial statements of the Company not included in this report.

	Fiscal Year				
	2010[1][2]	2009[1][3]	2008[1][4]	2007[5]	2006
Statement of Income Data					
Net sales	$2,268,870	$2,006,862	$1,729,921	$1,368,351	$1,294,160
Cost of sales	1,522,854	1,410,865	1,212,193	1,001,167	924,785
Gross profit	746,016	595,997	517,728	367,184	369,375
Operating expenses					
Distribution	28,388	24,203	25,152	23,478	22,454
Research and development	82,509	77,922	72,191	66,480	52,293
Selling and administration	270,701	231,639	220,429	170,124	174,115
Subtotal	381,598	333,764	317,772	260,082	248,862
Write-off of in-process research and development	19,000	279	2,786	8,252	-
Restructuring	9,523	14,647	2,312	879	8,846
Total	410,121	348,690	322,870	269,213	257,708
Operating income	335,895	247,307	194,858	97,971	111,667
Interest, net	28,778	27,154	17,415	16,110	15,366
Other expense (income), net	(1,069)	1,269	(503)	(5,271)	(6,333)
Investment impairment	-	15,104	-	-	-
Income from continuing operations before income taxes	308,186	203,780	177,946	87,132	102,634
Income tax expense	84,089	62,682	37,749	14,298	34,172
Income from continuing operations	224,097	141,098	140,197	72,834	68,462
Income (loss) from discontinued operations, net of tax	(1,551)	2,951	(4,424)	963	2,938
Net income	$222,546	$144,049	$135,773	$73,797	$71,400

	Fiscal Year				
	2010(1)(2)	2009(1)(3)	2008(1)(4)	2007(5)	2006
Basic earnings from continuing operations per share	$2.45	$1.53	$1.51	$0.79	$0.74
Diluted earnings from continuing operations per share	$2.41	$1.51	$1.47	$0.78	$0.73
Basic earnings per share	$2.43	$1.56	$1.46	$0.80	$0.77
Diluted earnings per share	$2.40	$1.54	$1.43	$0.79	$0.76
Weighted average shares outstanding:					
Basic	91,399	92,183	93,124	92,230	92,875
Diluted	92,845	93,629	95,210	93,807	94,105
Dividends declared per share	$0.2425	$0.215	$0.195	$0.178	$0.168

(1) See Item 7 for management's discussion of results of operations.
(2) Includes the results of operations for Orion and PBM for the four and two months ended June 26, 2010, respectively.
(3) Includes the results of operations for JBL and Unico for the nine and eight months ended June 27, 2009, respectively, as well as the results of operations for Diba for the eight months ended May 31, 2009.
(4) Includes the results of operations for Galpharm for the five months ended May 31, 2008.
(5) Includes the results of operations for Glades for the three months ended June 30, 2007.

	June 26, 2010	June 27, 2009	June 28, 2008	June 30, 2007	July 1, 2006
Balance Sheet Data					
Cash and current portion of investment securities	$ 98,125	$ 316,136	$319,159	$ 79,411	$ 45,751
Restricted cash	400,000	400,000	400,000	422,000	400,000
Working capital, excluding cash and current portion of investment securities	374,677	304,036	318,786	232,421	211,096
Property and equipment, net	448,916	354,317	338,540	316,180	304,659
Goodwill and other indefinite-lived intangible assets	622,745	268,819	287,112	196,218	152,183
Other intangible assets, net	587,094	214,207	220,724	155,733	132,085
Total assets	3,092,736	2,443,237	2,578,409	1,925,154	1,750,624
Long-term debt, less current portion	935,000	875,000	895,095	650,762	621,717
Shareholders' equity	1,088,655	922,469	933,715	754,469	640,744

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Perrigo Company (the Company) traces its history back to 1887. What was started as a small local proprietor selling private label medicinals to regional grocers has evolved into a leading global pharmaceutical company that manufactures and distributes more than 40 billion oral solid doses and several hundred million liquid doses, as well as dozens of other product forms, each year. The Company's mission is to offer uncompromised "quality, affordable healthcare products", and it does so across a wide variety of product categories in the U.S., U.K., Mexico, Israel and Australia.

Segments – The Company currently has three reportable segments aligned primarily by type of product: Consumer Healthcare, Rx Pharmaceuticals and API. Additionally, the Company has an Other category that consists of the Israel Pharmaceutical and Diagnostic Products operating segment, which does not individually meet the quantitative thresholds required to be a separately reportable segment. As a result of the acquisition of PBM Holdings, Inc. (PBM) in April 2010, the Company is currently evaluating how best to review and evaluate the operating performance of and allocate resources to its operating business units. The PBM business is currently included in the Company's Consumer Healthcare segment.

The Consumer Healthcare segment is the world's largest store brand manufacturer of over-the-counter (OTC) pharmaceutical products and infant formulas. This business markets products that are comparable in quality and effectiveness to national brand products. The cost to the retailer of a store brand product is significantly lower than that of a comparable nationally advertised brand-name product. The retailer, therefore, can price a store brand product below the competing national brand product yet realize a greater profit margin. Generally the retailers' dollar profit per unit of store brand product is greater than the dollar profit per unit of the comparable national brand product. The consumer benefits by receiving a high quality product at a price below the comparable national brand product. The Company estimates that its business model saves consumers approximately $1,500,000 annually in their healthcare spending. The Company, one of the original architects of private label pharmaceuticals, is the market leader for consumer healthcare products in many of the geographies where it currently competes - the U.S., U.K., and Mexico. Currently, store brand private label OTC products represent approximately 28% of the total retail dollar value of the categories in which the Company competes. This market share has grown in recent years as new products, retailer efforts and economic events have directed consumers to the value of store brand product offerings.

The Rx Pharmaceuticals segment develops, manufactures and markets a portfolio of generic prescription drugs in the U.S. The Company defines this portfolio as "extended topical" in nature as it encompasses a broad array of topicals including creams, ointments, lotions, gels, shampoos, foams, suppositories, sprays, liquids, suspensions and solutions. The strategy in the Rx Pharmaceutical segment is to be the first to market with those new products that have more difficult to develop formulations and therefore are exposed to less competition. In addition, the Rx Pharmaceuticals segment offers OTC products through the prescription channel (referred to as "ORx"). ORx is a term used to describe OTC products that are available for pharmacy fulfillment and healthcare reimbursement when prescribed by a physician. The Company offers over 200 ORx products that are reimbursable through many health plans, Medicaid and Medicare programs. When prescribed by a doctor or other health care professional, ORx products offer consumers safe and effective remedies that provide an affordable alternative to higher out-of-pocket costs of traditional OTC products. The Company's ORx strategy is to set up and register OTC products for reimbursement through public and private health plans, as well as leverage its portfolio and pipeline of OTC products for generic substitution when appropriate.

The API segment develops, manufactures and markets active pharmaceutical ingredients used worldwide by the generic drug industry and branded pharmaceutical companies. The strategy of the API segment is to focus development efforts on the synthesis of less common molecules for its customers, as well as for the more complex products within the Consumer Healthcare and Rx Pharmaceuticals development pipelines. This segment is undergoing a strategic platform transformation, moving certain production from Israel to the newly acquired API manufacturing facility in India to allow for lower cost production and to create space for other, more complex production in Israel. The closure of the Company's facility in Germany also supports this footprint change.

Each business segment has its own sales and marketing teams focused on servicing the specific requirements of its customer base. All of these business segments share Research & Development (R&D), Supply Chain, Information Technology, Finance, Human Resources, Legal and Quality services, all of which are directed out of the Company's headquarters in Allegan, Michigan.

Over recent years, the Company has been executing a strategy designed to expand its product offering through both advanced R&D and acquisitions and to reach new healthcare consumers through entry into new markets. This strategy is accomplished by investing in and continually improving all aspects of its five critical strategic pillars: highest quality, superior customer service, leading innovation, best cost and empowered people. The concentration of common shared service activities around the world and development of centers of excellence in R&D have played an important role in ensuring the consistency and quality of the Company's five strategic pillars.

Current Year Results - Net sales from continuing operations for fiscal 2010 were $2,268,870, an increase of 13% over fiscal 2009. The increase was driven primarily by the Consumer Healthcare and Rx Pharmaceuticals segments and included $125,000 of consolidated new product sales. Gross profit of $746,016 was an increase of 25% over fiscal 2009. The gross profit percentage in fiscal 2010 was 32.9%, which is higher than the fiscal 2009 gross profit percentage of 29.7% due primarily to new products in fiscal 2010. Operating expenses were $410,121, an increase of 18% over fiscal 2009 due primarily to the impact of acquisitions, write-offs of in-process research and development and variable incentive-related costs in fiscal 2010. As a percentage of net sales, operating expenses were 18.1%, up from 17.4% in fiscal 2009. Income from continuing operations was $224,097, an increase of 59% over fiscal 2009. Net income was $222,546, an increase of 54% over fiscal 2009. New products, strong demand for the Company's OTC products, strategic acquisitions and strict cost management all contributed to the record growth in fiscal 2010.

Despite the challenges of the global economy, the Company was able to leverage its record net sales into record net income of $222,546. Net income for fiscal 2010 is net of several charges totaling approximately $23,900 for certain write-offs of in-process research and development and restructuring activities.

Cash flow from operations of $314,173 was also an historic record as the Company effectively managed its working capital during the year, while at the same time growing net income.

Further details related to current year results are included below under Results of Continuing Operations.

Growth Strategy and Strategic Transactions

Management expects to continue to grow the Company both organically and inorganically. The Company continually reinvests in its own R&D pipeline and works with partners as necessary to strive to be first to market with new products. Recent years have seen strong organic growth as a series of very successful new products have been launched in Consumer Healthcare. Inorganic growth is expected to be achieved through expansion into adjacent products, product categories and channels, as well as new geographic markets. While ever-conscious of the challenges associated with the current economic environment, the Company continues to identify opportunities to grow and at the same time positions itself to address the uncertainties that lie ahead. In fiscal 2010, the Company continued its strategic growth through the following acquisitions, product line expansions and partnerships:

Geographic Expansion:

- Acquisition in March 2010 of Orion Laboratories Pty Ltd. (Orion), a leading supplier of OTC store brand pharmaceutical products in Australia and New Zealand, to expand the Company's global presence and product portfolio into Australia and New Zealand. The acquisition is expected to add more than $30,000 of annual sales in fiscal 2011.

Adjacent Categories:

- Acquisition in May 2010 of Abbreviated New Drug Application (ANDA) for the generic therapeutical equivalent of HalfLytely® and Bisacodyl tablets bowel prep kit from Novel Laboratories, Inc. (Novel).
- Acquisition in April 2010 of PBM, the leading store brand infant formula manufacturer, to expand the Company's store brand leadership into a substantial adjacent product category. The acquisition is expected to add approximately $300,000 in annual sales in fiscal 2011.
- First ophthalmic product launch in March 2010 of ketotifen fumarate ophthalmic solution, .025%, a generic version of Zaditor®.
- Asset acquisitions in July 2009 and November 2009 of certain pharmaceutical diagnostic assets to enhance the Company's product portfolio and strengthen its position as the leader in the Israeli pharmaceutical diagnostic market.
- Acquisition in September 2009 of the ANDA for clindamycin phosphate (1%) and benzoyl peroxide (5%) gel from KV Pharmaceutical. This product is the equivalent to Stiefel Laboratories' (Stiefel), a subsidiary of GlaxoSmithKline, Duac® gel, indicated for the topical treatment of inflammatory acne vulgaris.

Partnerships:

- In April 2010, the Company entered into an agreement to settle all existing patent litigation regarding generic imiquimod. Pursuant to this agreement, the Company was named Graceway Pharmaceuticals, LLC's authorized generic distributor for the Aldara® product through February 24, 2011 and, under certain circumstances, will be able to launch its own generic product after that date.
- In February 2010, the Company announced that it will exclusively supply Teva Pharmaceutical Industries Ltd. (Teva) with the API for the generic version of Temodar® (temozolomide) in the U.S. market.

Strategic Evaluations and Transformations

The Company's management evaluates business performance using a Return on Invested Capital (ROIC) metric. This includes evaluating the performance of business segments, manufacturing locations, product categories and capital projects. Business segments are expected to meet or exceed the Company's weighted average cost of capital each year. All potential acquisition targets are evaluated on whether they have the capacity to be ROIC-accretive within three years. Capital expenditures and large projects are required to demonstrate that they will contribute positively on ROIC in excess of the Company's weighted average cost of capital.

As part of this annual strategic review of consolidated ROIC, in March 2009, the Company committed to a plan to divest its Israel Consumer Products business. On February 26, 2010, the Company completed the sale to Emilia Group, a subsidiary of O. Feller Holdings Ltd., for approximately $47,000, of which approximately $11,000 is contingent upon satisfaction of contingency factors specified in the agreement. The financial results of this business, which were previously reported as part of the Company's Other category, have been classified as discontinued operations in the consolidated statements of income for all periods presented. Unless otherwise noted, amounts and disclosures throughout Management's Discussion and Analysis relate to the Company's continuing operations. See Note 3 of the Notes to Consolidated Financial Statements for additional information regarding discontinued operations.

Also, in the fourth quarter of fiscal 2009, the Company evaluated the API business in the context of the expected future competitive dynamics in API and the Company's strategic focus on specialty molecules and vertical integration. Management determined that the German API facility was no longer competitive from a global cost position. At that time, the Company did not anticipate that there would be a viable market for the sale of this facility and related operations, and accordingly, the Company planned to cease all operations at the facility during the first quarter of fiscal 2011. During the third quarter of fiscal 2010, however, the Company was approached by an external party who offered to buy the German API facility and related operations from the Company. As a result of the third-party offer, subsequent to the third quarter of fiscal 2010, the Company signed an agreement and closed the transaction with the third-party buyer for the sale of the German API facility and related operations. As part of its German restructuring plan, the Company incurred net charges of $6,775 and $2,049 in the third and fourth quarter of fiscal 2010, respectively. See Note 16 of the Notes to Consolidated Financial Statements for additional information regarding the sale of the German API facility and related operations.

To further improve the long-term cost position of its API business, on August 6, 2009, the Company acquired an 85% stake in Vedants Drug & Fine Chemicals Private Limited, an API manufacturing facility in India, for $11,500 in cash. The facility, located approximately 30 miles outside of Mumbai, is currently under construction and will manufacture the Company's current and future high-volume API products, as well as expand the Company's vertical integration of Rx and future candidate Rx-to-OTC switch products. Manufacturing of API at this facility is expected to begin during fiscal 2011 and will include certain API products manufactured in Israel and that had been manufactured in Germany.

Refer to Item 1. — Business for additional information regarding each of these strategic transactions.

Capital and Liquidity

The Company's goal in managing its capital structure is to provide sufficient liquidity to enable it to pursue its business goals and objectives. Over its recent history, the Company has placed increased focus on the importance of funding a majority of its core objectives through cash flows from operations. Management is incented to achieve improved cash flows from operations through individual segment operating income and working capital targets and strives to achieve annual cash flows from operations greater than 125% of net income. Capital expenditures are typically targeted at a level to approximate annual depreciation expense. Capital expenditures for fiscal 2011 are expected to be at slightly higher levels to allow for capacity expansion, quality and technology investments, API strategic transformations and integration of new acquisitions. The Company has historically provided shareholder return of capital through its dividend policy, payments under which have increased steadily over recent years. Share repurchases authorized by the Company's Board of Directors are evaluated against alternative uses of cash, such as acquisitions and debt repayments, and when approved are typically made at levels to help offset the dilutive effects of share based compensation awards. Refer to the Financial Condition, Liquidity and Capital Resources and Results of Operations sections below for a more detailed discussion of the Company's capital and liquidity.

Events that May Impact Future Results

On April 13, 2010, the Company entered into an agreement to settle all existing patent litigation regarding the Company's ANDA filing for generic imiquimod. As part of this agreement, the Company was named Graceway Pharmaceuticals, LLC's authorized generic distributor for the Aldara® product through February 24, 2011 and, under certain circumstances, will be able to launch its own generic product after that date. The Company began shipping the authorized generic version of the product in the fourth quarter of fiscal 2010, which is expected to positively impact the results of operations in the Company's Rx Pharmaceuticals segment through the third quarter of fiscal 2011 or longer if the Company is able to launch its own generic product. Under this arrangement, the Company will sell the product at an agreed upon gross margin that is substantially lower than the Rx Pharmaceuticals segment's historical gross margin.

On March 31, 2010, the FDA approved one of the pipeline products contained in the Company's agreement with Cobrek Pharmaceuticals (Cobrek), a generic to Evoclin® foam, which had been submitted to the FDA in August 2008 with a Paragraph IV certification. Upon receipt of the FDA approval, the Company immediately commenced shipping of the product. In addition, the Company and Cobrek have reached an agreement in principle to settle the underlying Hatch-Waxman litigation brought by Stiefel. In accordance with the terms of the settlement the Company and Cobrek continued to ship product until April 2, 2010, which resulted in the Company's Rx Pharmaceuticals segment recognizing increased revenue in the fourth quarter of fiscal 2010. According to the terms of the settlement, the Company has taken a royalty-bearing license under patents owned or controlled by Stiefel. The Company will be permitted to recommence shipments of the product on or after October 1, 2010.

Over the past several years, the Company has been developing the API temozolomide for various finished dose partners in several global markets. In the third quarter of fiscal 2010, the Company launched temozolomide into the European market. With respect to the U.S. temozolomide market, on February 2, 2010, the Company announced that it will exclusively supply Teva with the API for the generic version of Temodar® (temozolomide) in the U.S. market. Teva will manufacture, market and distribute the product in the U.S. and the Company will share equally with Teva in the profitability of the product sold. Teva was the first company to file an ANDA that contained a Paragraph IV certification for Temodar® and is eligible to receive 180-day Hatch-Waxman statutory exclusivity to market this product in the U.S. On January 26, 2010, the United States District Court for the District of Delaware held that the patent protecting temozolomide was unenforceable. Merck has appealed the ruling and an appellate decision is expected during the first half of fiscal year 2011. On March 1, 2010, the FDA granted final approval to the Teva ANDA. Teva, which will control the launch and is managing the litigation, has not yet determined a U.S. launch date. The Company expects its share in the profits of the product could have a material positive impact on its operating results; however, the magnitude and timing of the profits the Company could realize are uncertain and are subject to factors beyond the Company's control, including, but not limited to, the timing of the product launch date by Teva in the U.S. Teva has announced that it and Merck have entered into an agreement pending resolution of the appeal under which, subject to limited exceptions, Teva will only market a generic product should the appellate court uphold the lower court's decision. Furthermore, the agreement grants Teva the right to commence selling its generic product as of August 2013.

Beginning in the third quarter of fiscal 2010, a branded competitor in the OTC market suspended distribution of certain of their products in the adult and pediatric analgesic categories. Due to this situation, which continued through the fourth quarter of fiscal 2010, the Company experienced an increase in sales of certain adult and pediatric analgesic products which have had a positive impact on the Consumer Healthcare segment's sales and results of operations. To the extent that this key competitor remains absent from the market in fiscal 2011, this could continue to benefit the Company's Consumer Healthcare sales and results of operations. At this time, the Company cannot predict when this competitor will make a full return to the market.

In March 2008, the Company's Consumer Healthcare segment launched store brand versions of omeprazole, a proton pump inhibitor product in the gastrointestinal category. The product was well received by the Company's retail customers as well as consumers, with the store brand product capturing market share on average of approximately 40%. The Company's annual sales of this product exceed $200,000, and gross profit contribution has been higher than the Company's average.

In December 2009, another company launched its own version of a store brand omeprazole capsule to compete with the Company's product at certain retailers. Management expects to defend the majority of the market share achieved by the Company's product through a combination of high quality and customer service levels, as well as proactive promotional planning and marketing support. However, the introduction of this competing product may result in a decrease in net sales of the Company's omeprazole product and a related adverse effect on the Company's operating results. Accordingly, the Company's prior periods' net sales and operating income levels are not necessarily indicative of future results.

RESULTS OF OPERATIONS

The Company's consolidated statements of income, expressed as a percent of net sales, are presented below:

	Fiscal Year		
	2010[1]	2009[1]	2008
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	67.1	70.3	70.1
Gross profit	32.9	29.7	29.9
Operating expenses			
Distribution	1.3	1.2	1.5
Research and development	3.6	3.9	4.2
Selling and administration	11.9	11.5	12.7
Subtotal	16.8	16.6	18.4
Write-off of in-process research and development	0.8	0.0	0.1
Restructuring	0.4	0.7	0.1
Total	18.1	17.4	18.6
Operating income	14.8	12.3	11.3
Interest and other, net	1.2	1.4	1.0
Investment impairment	-	0.8	-
Income from continuing operations before income taxes	13.6	10.1	10.3
Income tax expense	3.7	3.1	2.2
Income from continuing operations	9.9	7.0	8.1
Income (loss) from discontinued operations, net of tax	(0.1)	0.2	(0.3)
Net income	9.8	7.2	7.8

[1] The sum of individual percentages may not equal due to rounding.

Consumer Healthcare

	Fiscal Year		
	2010	2009	2008
Net sales	$1,833,023	$1,638,770	$1,336,140
Gross profit	$561,482	$460,135	$377,765
Gross profit %	30.6%	28.1%	28.3%
Operating expenses	$256,900	$226,379	$205,111
Operating expenses %	14.0%	13.8%	15.4%
Operating income	$304,582	$233,756	$172,654
Operating income %	16.6%	14.3%	12.9%

Net Sales

Net sales for fiscal 2010 increased 12% or $194,253 compared to fiscal 2009. The increase was comprised of approximately $192,500 of domestic sales and $1,500 in international sales. The domestic increase resulted from approximately $86,000 in incremental sales from the acquisitions of PBM, Orion, J.B. Laboratories (JBL) and Unico Holdings, Inc. (Unico), new product sales of approximately $65,500, along with higher unit sales of existing products in the gastrointestinal, cough/cold and analgesics categories of approximately $60,200. These combined domestic increases were partially offset by a decline of $19,200 in sales of existing products primarily in the nutrition, feminine hygiene and smoking cessation categories. The slight increase in international sales was driven primarily by new product sales of $4,700, incremental sales of $2,900 from the acquisition of Laboratorios Diba, S.A. (Diba), along with higher unit sales of existing products of $1,000. These increases were partially offset by unfavorable changes in foreign currency exchange rates, which reduced net sales by approximately $7,100.

Net sales for fiscal 2009 increased 23% or $302,630 compared to fiscal 2008. The increase was comprised of $320,000 of domestic sales offset by a $17,000 decrease in international sales. The domestic increase resulted primarily from incremental year-over-year new product sales of approximately $187,000, mainly in the gastrointestinal and cough/cold categories, along with a $55,000 increase from higher unit sales of existing products primarily in the nutrition, smoking cessation and analgesic categories. The domestic increase was also driven by $92,000 of sales from the acquisitions of JBL and Unico. These combined domestic increases were partially offset by a decline of $14,000 in sales of existing products primarily in the cough/cold category. The decrease in international sales was driven primarily by the impact of unfavorable changes in foreign currency exchange rates of $37,000, as well as a decrease of $35,000 in sales as a result of the divestiture of the U.K.'s VMS business. These decreases were partially offset by sales from Galpharm Healthcare Ltd. (Galpharm), Brunel Healthcare Ltd. and Diba of $48,000, as well as by sales from new products of approximately $5,000.

Gross Profit

Gross profit for fiscal 2010 increased 22% or $101,347 compared to fiscal 2009. The increase resulted from a favorable mix of products sold domestically within the gastrointestinal, analgesics, and cough/cold categories, which added approximately $42,200 of gross profit, higher gross profit contributions from new product sales, $10,000 of lower inventory costs and incremental gross profit of $20,000 from the acquisitions of PBM, Orion, JBL, Unico and Diba. These increases were partially offset by unfavorable changes in foreign currency exchange rates, which reduced gross profit by $2,800. In addition, fiscal 2010 gross profit was unfavorably impacted by a $9,873 charge to cost of sales related to the step-up in value of inventory acquired in the PBM and Orion acquisitions. Fiscal 2009 gross profit was unfavorably impacted by a $2,923 charge to cost of sales related to the step-up in value of inventory acquired in the JBL, Unico and Diba acquisitions and a $1,600 fixed asset impairment charge.

Gross profit for fiscal 2009 increased 22% or $82,370 compared to fiscal 2008. The increase resulted from higher gross profits attributable to new products, a favorable mix of products sold domestically and gross profits from sales as a result of the acquisitions of Galpharm, Unico and JBL, as well as the absence of a $5,756 charge to cost of sales related to the step-up in value of inventory acquired in the Galpharm acquisition that was recognized in fiscal 2008. These increases were partially offset by higher raw material, production and inventory obsolescence costs. In addition, fiscal 2009 included the impact of unfavorable changes in foreign currency exchange rates of approximately $15,000 and a $2,923 charge to cost of sales related to the step-ups in value of inventory acquired in the Unico, Diba and JBL acquisitions.

Operating Expenses

Operating expenses for fiscal 2010 increased 13% or $30,521 compared to fiscal 2009. The increase was related primarily to higher administrative expenses of $11,800 and research and development costs of $6,100. In addition, distribution and selling expenses increased a combined $11,000. The majority of the increase in administrative costs was attributable to the PBM and Orion acquisitions and an increase in variable incentive and profit sharing-based compensation related to the Company's performance, offset slightly by a decrease in bad debt expense. The increase in research and development costs was driven primarily by higher material purchases, litigation expenses and the inclusion of the PBM and Orion acquisitions. Selling and distribution expenses increased due primarily to the inclusion of expenses related to PBM, Orion, JBL, Unico and Diba, higher promotional and marketing spending and higher variable expenses due to increased sales volumes. The increases across all operating expense categories were partially offset by favorable changes in foreign currency exchange rates, which reduced operating expenses by approximately $1,300. As a percentage of net sales, fiscal 2010 operating expenses remained relatively unchanged compared to fiscal 2009.

Operating expenses for fiscal 2009 increased 10% or $21,268 compared to fiscal 2008. The increase was due primarily to increased research and development costs of approximately $11,600, administrative expenses of approximately $10,600 and selling expenses of approximately $8,300. The research and development increase was due primarily to the timing of clinical studies, as well as the inclusion of expenses related to Galpharm and JBL. The administrative expense increase was due primarily to the inclusion of expenses related to Galpharm, JBL and Unico, along with higher general corporate charges allocated pro rata to the segment, which were partially offset by a reduction in variable employee benefit-related costs. The majority of the increase in selling costs related to the timing of promotional activities, higher commissions and the inclusion of expenses related to Galpharm and Unico. These increases in research and development, administrative and selling expenses were partially offset by the impact of favorable changes in foreign currency exchange rates of approximately $6,300. As a percentage of sales, fiscal 2009 operating expenses decreased 160 basis points compared to fiscal 2008.

Rx Pharmaceuticals

	Fiscal Year		
	2010	2009	2008
Net sales	$237,648	$164,163	$161,271
Gross profit	$108,595	$63,801	$58,622
Gross profit %	45.7%	38.9%	36.4%
Operating expenses	$58,453	$34,773	$37,236
Operating expenses %	24.6%	21.2%	23.1%
Operating income	$50,142	$29,028	$21,386
Operating income %	21.1%	17.7%	13.3%

Net Sales

Net sales for fiscal 2010 increased 45% or $73,485 compared to fiscal 2009. This increase was due primarily to new product sales of $34,600, largely due to two new products discussed in the Overview section, imiquimod cream and clindamycin foam. This increase was also due to increased sales of existing products of $29,700, attributed primarily to increased revenue of approximately $16,000 as a result of competitor quality issues and a lower degree of pricing pressure as compared to the prior year. This increase was also due to increased service and royalty revenue of $9,200 related to the Company's collaboration agreement with Teva discussed below.

On July 31, 2009, Teva received FDA final approval for its ANDA for triamcinolone acetonide nasal spray, a generic to Nasacort® AQ product brought by Sanofi-Aventis. This event triggered a milestone payment of $2,500, which the Company recognized in revenue in the first quarter of fiscal 2010. The Company recognized an additional $3,000 in revenue in the second, third and fourth quarters of fiscal 2010, for a total of $11,500 in fiscal 2010. Previously, the Company completed certain milestones with respect to the development of this product in the second fiscal quarter of 2009, resulting in the recognition of $2,500 of revenue.

Net sales for fiscal 2009 increased 2% or $2,892 compared to fiscal 2008. This increase was due primarily to new product sales of $17,000, as well as increased sales of $9,000 on the Company's existing portfolio of products. These increases were partially offset by the absence of the fiscal 2008 receipt of a one-time cash payment of $8,500 from a customer in lieu of expected future minimum royalty payments, as agreed upon in a license termination agreement, as well as a reduction in service and royalty revenue of $6,200 and pricing pressures due to continued competition in the marketplace for generic drugs.

Gross Profit

Gross profit for fiscal 2010 increased 70% or $44,794 compared to fiscal 2009. This increase resulted primarily from higher sales volumes on existing products, the increase in service and royalty revenue related to the Company's collaboration agreement with Teva, as discussed above, and gross profit attributable to the new product sales of imiquimod cream and clindamycin foam, as discussed in the Overview section. This increase was also the result of a lower degree of pricing pressures as compared to prior year, as well as improved operational efficiencies. These increases were partially offset by the impact of unfavorable changes in foreign currency exchange rates of $300.

Gross profit for fiscal 2009 increased 9% or $5,179 compared to fiscal 2008. This increase resulted from recognizing gross profits attributable to new products and higher sales volumes on existing products. This increase was also due to the absence of a $10,346 impairment charge for the write-down of a developed product formulation intangible asset as discussed below. These increases were partially offset by the absence of the fiscal 2008 license termination agreement discussed above, which had contributed a net $5,000 to gross profit, a decrease in gross profit attributable to the decrease in service and royalty revenue, and pricing pressures due to continued competition in the marketplace for generic drugs.

During the second half of fiscal 2008, additional competition entered the marketplace, exerting significant pressure on a certain product for which the Company holds a developed product formulation intangible asset. As a result, during the fourth quarter of fiscal 2008, the Company recorded an impairment charge of $10,346 within cost of sales for the write-down of the intangible asset associated with this product. The $10,346 represented the difference between the intangible asset's net carrying value and fair value as determined by a discounted cash flow analysis.

Operating Expenses

Fiscal 2010 operating expenses increased 68% or $23,680 compared to fiscal 2009 due primarily to increased research and development of $19,000 due to the ANDAs acquired from KV Pharmaceutical in the second quarter of fiscal 2010 and Novel in the fourth quarter of fiscal 2010, as previously discussed in the Overview section above. This increase was also the result of increased selling and administrative expenses of $2,500 due to higher variable incentive-related wages and benefits.

Fiscal 2009 operating expenses decreased 7% or $2,463 compared to fiscal 2008 due primarily to controlled operational spending and lower research and development costs related to the timing of clinical trials.

API

	Fiscal Year		
	2010	2009	2008
Net sales	$139,287	$136,002	$149,553
Gross profit	$54,927	$47,557	$55,192
Gross profit %	39.4%	35.0%	36.9%
Operating expenses	$40,401	$47,124	$34,717
Operating expenses %	29.0%	34.7%	23.2%
Operating income	$14,526	$433	$20,475
Operating income %	10.4%	0.3%	13.7%

Net Sales

Net sales for fiscal 2010 increased 2% or $3,285 compared to fiscal 2009. This increase was due primarily to new product sales of $15,300, including dossiers as discussed below and temozolomide. In the third quarter of fiscal 2010, the Company launched temozolomide into the European market. Net sales also increased due to favorable changes in foreign currency exchange rates, which increased sales by approximately $1,600. These increases were partially offset by a decrease in sales volumes of existing products of $13,600. The net sales of API are highly dependent on the level of competition in the marketplace for a specific material and the ordering patterns of customers on a quarter-over-quarter basis.

The Company actively enters into exclusive marketing and sales agreements (dossier agreements) related to specific product formulations, for specific geographic areas, for specific periods of time. The Company recognized approximately $9,100 and $600 in revenue in the API segment related to certain dossier agreements in fiscal 2010 and 2009, respectively.

Net sales for fiscal 2009 decreased 9% or $13,551 compared to fiscal 2008. This decrease was due primarily to a decline of $9,200 in sales of existing products, the absence of a one-time $4,900 accrual reversal related to a long standing customer contract negotiation recognized in fiscal 2008, along with $4,300 resulting from unfavorable changes in foreign currency exchange rates. These decreases were partially offset by $4,900 of new product sales.

Gross Profit

Gross profit for fiscal 2010 increased 15% or $7,370 compared to fiscal 2009. This increase was due primarily to higher volumes and gross profit attributable to new product sales, including temozolomide and product development agreements, as discussed above, along with the impact of favorable changes in foreign currency exchange rates, which increased gross profit by $1,000.

Gross profit for fiscal 2009 decreased 14% or $7,635 compared to fiscal 2008. This decrease was due primarily to lower gross profit associated with the sales decline in existing products, the absence of the one-time $4,900 accrual reversal mentioned above, and the impact of unfavorable changes in foreign currency exchange rates of approximately $3,300. These decreases were partially offset by gross profit attributable to new product sales.

Operating Expenses

Operating expenses for fiscal 2010 decreased 14% or $6,723 compared to fiscal 2009. This decrease was due primarily to an additional $5,800 of restructuring costs related to the planned closure of the Company's German API facility recorded in fiscal 2009 compared to the amount recorded in fiscal 2010 related to the sale of that facility. This decrease was also due to a decrease in research and development costs of $3,300, partially offset by increased employee-related expenses of $2,400.

Operating expenses for fiscal 2009 increased 36% or $12,407 compared to fiscal 2008. This increase was due primarily to restructuring costs of $14,647 related to the planned closure of the Company's German API facility. This increase was partially offset by the impact of favorable changes in foreign currency exchange rates of $2,000.

Other

The Other category consists of the Company's Israel Pharmaceutical and Diagnostic Products operating segment, which does not individually meet the quantitative thresholds required to be a reportable segment. Due to the divestiture of the Israel Consumer Products business, the Israel Pharmaceutical and Diagnostic Products operating segment represents the totality of the Other category. Accordingly, the operating results of the Israel Consumer Products operating segment are being reported as discontinued operations in the Company's consolidated statements of income and have been removed from the table and discussion below for all periods presented.

	Fiscal Year		
	2010	2009	2008
Net sales	$58,912	$67,927	$82,957
Gross profit	$21,012	$24,504	$26,149
Gross profit %	35.7%	36.1%	31.5%
Operating expenses	$18,316	$16,824	$19,119
Operating expenses %	31.1%	24.8%	23.0%
Operating income	$2,696	$7,680	$7,030
Operating income %	4.6%	11.3%	8.5%

Net Sales

Net sales for fiscal 2010 decreased 13% or $9,015 compared to fiscal 2009. This decrease was driven primarily by the loss of approximately $21,600 of sales related to the loss of a customer contract. This decrease was partially offset by $4,900 in new product sales, as well as an increase of $7,800 in sales related to recent diagnostic asset acquisitions, as previously discussed in the Overview section

Net sales for fiscal 2009 decreased 18% or $15,030 compared to fiscal 2008. This decrease was driven primarily by a $11,700 impact related to the change in a customer contract discussed below, as well as decreased sales of approximately $3,400 due to changes in the sales mix of products.

A change in a customer contract in fiscal 2009 resulted in a change to the Company's relationship with a customer whereby the Company is now a distributor to the customer rather than a supplier. As a result of this change and in accordance with Accounting Standard Codification (ASC) Subtopic 605-45, "Revenue

Recognition – Principal Agent Considerations", the Company began recognizing sales related to this customer contract on a net basis during fiscal 2009.

Gross Profit

Gross profit for fiscal 2010 decreased 14% or $3,492 compared to fiscal 2009. This decrease was due primarily to the loss of the customer contract discussed above, as well as a charge of approximately $1,000 to cost of sales related to the step-ups in value of inventory acquired in the diagnostic asset acquisitions discussed in the Overview section.

Gross profit for fiscal 2009 decreased 6% or $1,645 compared to fiscal 2008. This decrease was due primarily to the unfavorable changes in the sales mix of products, partially offset by $600 of favorable changes in foreign currency exchange rates. Gross profit percentage for fiscal 2009 increased 460 basis points compared for fiscal 2008 due primarily to the change in a customer contract relationship.

Operating Expenses

Fiscal 2010 operating expenses increased 9% or $1,492 compared to fiscal 2009 primarily due to higher employee, advertising and promotion expenses.

Fiscal 2009 operating expenses decreased 12% or $2,295 compared to fiscal 2008, due primarily to lower employee-related expenses.

Unallocated Expenses

	Fiscal Year		
	2010	2009	2008
Operating expenses	$36,051	$23,590	$26,687

Unallocated expenses were comprised of certain corporate services that were not allocated to the segments. Fiscal 2010 unallocated expenses increased 53% or $12,461 compared to fiscal 2009. This increase was due to increased variable incentive and profit sharing-based compensation of $5,400, a performance-related increase of $3,000 in share-based compensation and acquisition expenses of $8,200 related to PBM and Orion. These increases were partially offset by a decrease in corporate expenses of $4,100.

Fiscal 2009 unallocated expenses decreased 12% or $3,097 compared to fiscal 2008. This decrease was due primarily to $4,800 in lower incentive-related employee wages and benefits, as well as the absence of the $2,786 in-process research and development charge related to the Galpharm acquisition. These decreases were partially offset by the absence of a $1,900 favorable settlement of a pre-acquisition legal claim related to Agis recorded in the first quarter of fiscal 2008, along with an increase in corporate administrative expenses and share-based compensation expense related to performance.

Interest and Other (Consolidated)

Fiscal 2010 interest expense was $50,034 compared to $51,389 for fiscal 2009. Fiscal 2010 interest expense included approximately $7,300 of interest expense related to the private placement of senior notes, the proceeds of which were used to finance a portion of the acquisition of PBM as discussed below. Excluding this increase, fiscal 2010 interest expense was lower than fiscal 2009 due to lower borrowings during the majority of fiscal 2010. Fiscal 2010 interest income was $21,256 compared to $24,235 for fiscal 2009. With the issuance of long-term debt financing in the fourth quarter of fiscal 2010 associated with the acquisition of PBM, interest expense is expected to increase beginning in the first quarter of fiscal 2011 by approximately $23,000 on an annual basis. As discussed below, subsequent to the end of fiscal 2010, the Company elected to prepay its $400,000 letter of undertaking using the restricted cash balance of $400,000. As a result of this prepayment, interest expense and interest income are expected to decrease by approximately $19,000 and $18,600, respectively, for fiscal 2011.

Fiscal 2009 interest expense was $51,389 compared to $39,044 for fiscal 2008. The increase in interest expense in fiscal 2009 was due primarily to a higher debt balance following the increase in borrowings during the fourth quarter of fiscal 2008. Fiscal 2009 interest income was $24,235 compared to $21,629 for fiscal 2008.

For fiscal 2009, Other expense includes $15,104 of an other-than-temporary impairment loss associated with auction rate securities (ARS). No other-than-temporary impairment loss was recognized in fiscal 2010.

Income Taxes (Consolidated)

During the past several years, the impact of international operations has had a more significant effect on the Company's overall effective tax rate. The Company's foreign source income is generally derived from jurisdictions with a lower effective tax rate than the U.S. statutory rate, resulting in a lower consolidated effective tax rate compared to what the Company had historically experienced. The relative share of foreign income was 38.3%, 32.4% and 43.5% of total income for fiscal 2010, 2009 and 2008, respectively.

The effective tax rate on continuing operations was 27.3%, 30.8% and 21.2% for fiscal 2010, 2009 and 2008, respectively, largely impacted by the relative share of foreign income in each year. The recorded effective tax rate was reduced by $4,600 or 1.5% during fiscal 2010 due to statutory tax rate changes in Israel. In addition, in fiscal 2008, the Company received a favorable tax ruling in Israel that resulted in a one-time tax benefit of $4,222, or a 2.4 percentage point reduction in the effective tax rate.

Financial Condition, Liquidity and Capital Resources

Cash, cash equivalents and the current portion of investment securities decreased $218,011 to $98,125 at June 26, 2010 from $316,136 at June 27, 2009 due to acquisitions in fiscal 2010 discussed in the Overview section. Working capital from continuing operations, including cash, short-term debt and current portions of long-term debt, decreased $147,370 to $472,802 at June 26, 2010 from $620,172 at June 27, 2009 due primarily to the decrease in cash, which was used to fund acquisitions in fiscal 2010.

In addition to the cash, cash equivalents and current portion of investment securities balance of $98,125 at June 26, 2010, the Company had an additional $146,000 available under its revolving loan commitments from its primary sources of credit described below. At June 26, 2010, the Company also had an additional $125,000 available under its accounts receivable securitization program described below. The amount available under its accounts receivable securitization program was increased to $150,000 on July 22, 2010, as described below. Cash, cash equivalents, current portion of investment securities, cash flows from operations and borrowings available under the Company's credit facilities are expected to be sufficient to finance the known and/or foreseeable liquidity, capital expenditures, dividends and any potential share repurchases of the Company. Although the Company's lenders have made commitments to make funds available to it in a timely fashion, if the current economic conditions worsen (or new information becomes publicly available impacting the institutions' credit rating or capital ratios), these lenders may be unable or unwilling to lend money pursuant to the Company's existing credit facilities.

Net cash provided from operating activities increased $55,828 or 22% to $314,173 for fiscal 2010 compared to $258,345 for fiscal 2009, due primarily to increased net income in fiscal 2010.

Net cash used for investing activities increased $771,605 to $917,976 for fiscal 2010 compared to $146,371 for fiscal 2009, due primarily to the PBM acquisition in fiscal 2010.

Capital expenditures for property and equipment for fiscal 2010 of $55,892 were for normal equipment replacement and productivity enhancements, as well as manufacturing expansions in the U.S. Capital expenditures for fiscal 2011 are expected to be between $75,000 to $95,000 due primarily to manufacturing plant capacity expansion, quality investment projects, investments at newly acquired entities, technology infrastructures, system upgrades and the API expansion into India. Capital expenditures for fiscal 2009 were $59,238.

Net cash provided from financing activities was $383,303 for fiscal 2010 compared to net cash used for financing activities of $115,210 for fiscal 2009. The fiscal 2010 cash provided from financing activities was due primarily to the borrowings of long-term debt related to the PBM acquisition.

The Company has had a common stock repurchase program. Purchases were made on the open market, subject to market conditions and were funded by available cash or borrowings. On February 1, 2008, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $150,000. The Company completed purchases under this plan on December 16, 2009. The previous repurchase plan was approved on February 8, 2007 and was exhausted during the third quarter of fiscal 2008. All common stock repurchased by the Company becomes authorized but unissued stock and is available for reissuance in the future for general corporate purposes. The Company repurchased 2,062 shares of common stock for $71,088 during fiscal 2010. The Company repurchased 1,836 and 2,496 shares of common stock for $62,489 and $78,164 during fiscal 2009 and 2008, respectively. Private party transactions accounted for 85, 42 and 35 shares in fiscal 2010, 2009, and 2008 respectively.

The Company paid dividends of $22,329, $19,957 and $18,219, or $0.2425, $0.215 and $0.195 per share, during fiscal 2010, 2009 and 2008, respectively. The declaration and payment of dividends and the amount paid, if any, are subject to the discretion of the Board of Directors and depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

Dividends paid for the years ended June 26, 2010 and June 27, 2009 are as follows:

Declaration Date	Record Date	Payable	Dividend Declared
Fiscal 2010			
April 28, 2010	May 28, 2010	June 15, 2010	$0.0625
January 27, 2010	February 26, 2010	March 16, 2010	$0.0625
October 29, 2009	November 27, 2009	December 15, 2009	$0.0625
August 13, 2009	August 28, 2009	September 15, 2009	$0.0550
Fiscal 2009			
May 6, 2009	May 29, 2009	June 16, 2009	$0.055
January 28, 2009	February 27, 2009	March 17, 2009	$0.055
November 4, 2008	November 28, 2008	December 16, 2008	$0.055
August 13, 2008	August 22, 2008	September 16, 2008	$0.050

Accounts Receivable Securitization

On July 23, 2009, the Company entered into an accounts receivable securitization program (the Securitization Program) with several of its wholly owned subsidiaries and Bank of America Securities, LLC (Bank of America). The Securitization Program is a 364-day facility, and on July 22, 2010, the Company renewed the Securitization Program with Bank of America, as Agent, and Wells Fargo Bank, National Association (Wells

Fargo) as Managing Agent, together, the Committed Investors.

Under the terms of the Securitization Program, the subsidiaries sell certain eligible trade receivables to a wholly owned bankruptcy remote special purpose entity (SPE), Perrigo Receivables, LLC. The Company has retained servicing responsibility. The SPE will then transfer an interest in the receivables to the Committed Investors. Under the terms of the Securitization Program, Bank of America and Wells Fargo have committed $100,000 and $50,000, respectively, for a total amount to which the Company can effectively borrow up to $150,000. The interest rate on the borrowings is based on a thirty-day London Interbank Offered Rate (LIBOR) rate plus 0.55%. If the LIBOR rate is not available to the Company, the Company may borrow at an alternate rate equal to the greatest of: (i) the Federal Funds Rate plus 1.50%; or (ii) the rate of interest in effect as publicly announced from time to time by the applicable Managing Agent as its "prime rate" plus 2.00%. In addition, a non-use fee of 0.55% is applied to the unutilized portion of the $150,000 commitment. Under the terms of the Securitization Program, the Company may elect to have the entire amount or any portion of the facility unutilized. As of June 26, 2010, there were no borrowings outstanding under the Securitization Program.

Any borrowing made pursuant to the Securitization Program will be classified as short-term debt in the Company's consolidated balance sheet. The amount of the eligible receivables will vary during the year based on seasonality of the business and could, at times, limit the amount available to the Company from the sale of these interests.

Investment Securities

The Company currently maintains a portfolio of ARS with a total par value of $18,000 and an estimated fair value of $4,393 at June 26, 2010. During the second quarter of fiscal 2009, the Company concluded that an other-than-temporary impairment loss had occurred as a result of diminished credit ratings of the companies that issued these securities and other factors. Accordingly, the Company recorded an other-than-temporary impairment loss of $15,104 within Other expense in its consolidated statement of income for the second quarter of fiscal 2009. During the fourth quarter of fiscal 2009, the Company received an updated estimate for the current fair value of these securities from an independent third-party valuation firm, using a discounted cash flow analysis and an assessment of secondary markets. Based on this estimation and other factors, the Company recorded an unrealized gain of $503, net of tax, in other comprehensive income. Also during the fourth quarter of fiscal 2009, the Company engaged the services of an independent third-party valuation firm to assist the Company in determining the noncredit component of the previously recognized other-than-temporary impairment related to its ARS. As in accordance with ASC 320-10-65, the Company recorded a $5,000 adjustment from retained earnings to accumulated other comprehensive income (OCI) to reclassify the noncredit component of the $15,104 other-than-temporary impairment charge it recognized in the second quarter of fiscal 2009.

The Company engaged the services of an independent third-party valuation firm in the second and fourth quarters of fiscal 2010 to assist the Company in updating the estimates of the current fair value of these securities. Based on updated estimates of the current fair value of these securities from the valuation firm, using a discounted cash flow analysis and an assessment of secondary markets, as well as other factors, the Company determined that the fair value of the securities remained consistent with the prior period at the recorded value of $4,961 in the second quarter and was $4,393 in the fourth quarter. Accordingly, the Company recorded an unrealized loss of $568, net of tax, in other comprehensive income in the fourth quarter of 2010. As a result of the tightening of the credit markets beginning in calendar 2008, there has been no liquid market for these securities for an extended period of time. Recent indications are that a market is starting to materialize for these securities, but at a much reduced level then the pre-2008 period. See Note 5 of the Notes to Consolidated Financial Statements for additional information.

Indebtedness

As of June 26, 2010, the Company had long-term debt, less current maturities, of $935,000.

On May 26, 2010, the Company's India subsidiary executed a short-term credit line with The Hong Kong and Shanghai Banking Corporation Ltd. Funds are available for working capital and general business purposes in one or more draws under the line in an aggregate amount not to exceed approximately $3,000. Terms and conditions of the line are normal and customary for similar lines in India. The interest rate on this facility as of June 26, 2010 was 9.5%. The credit line expires after 180 days but can be extended by mutual agreement of the parties. The Company's India subsidiary had not drawn on this line as of the end of its fiscal 2010.

On May 29, 2008, the Company entered into a Master Note Purchase Agreement (Note Agreement) with various institutional investors providing for the private placement of senior notes consisting of $75,000, 5.97% Series 2008-A senior notes, due May 29, 2015, and $125,000, 6.37% Series 2008-B senior notes, due May 29, 2018 (collectively, the Series 2008 Notes). Contemporaneously with the acquisition of PBM, on April 30, 2010, the Company entered into a First Supplement to the Note Agreement with various institutional investors providing for the private placement of senior notes consisting of $115,000, 4.91% Series 2010-A senior notes, due April 30, 2017, $150,000, 5.45% Series 2010-B senior notes, due April 30, 2020, and $150,000, 5.55% Series 2010-C senior notes, due April 30, 2022 (collectively, the Series 2010 Notes). The Series 2010 Notes, together with the Series 2008 Notes, are collectively referred to herein as the Notes. The obligations under the Notes are guaranteed by certain of the Company's subsidiaries, and the Notes are secured, on a ratable basis with the Company's bank debt, by a lien on certain assets of the Company and the subsidiary guarantors. Interest on the Notes is payable semi-annually. The Company may at any time prepay, at a cost, all or any part of the Notes subject to the terms specified in the Note Agreement and must offer to prepay the Notes upon a change of control (as defined in the Note Agreement). Restrictive covenants apply to, among other things, minimum levels of interest coverage and debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) ratios, additional liens, mergers or consolidations, and sales of assets. The Company was in compliance with all Note Agreement covenants as of June 26, 2010. As of June 26, 2010, the estimated fair value of the Notes was $644,016. As of June 27, 2009, the estimated fair value of the Series 2008 Notes was $206,985. Fair values were calculated by discounting the future cash flows of the financial instruments to their present value, using interest rates currently offered for borrowings and deposits of similar nature and remaining maturities.

On April 22, 2008, the Company entered into a Term Loan Agreement (Loan Agreement) to provide for additional term loan borrowings. Under the terms of the Loan Agreement, the initial term loan commitment is $125,000, subject to increase by mutual agreement of the Company and the lenders as specified in the Loan Agreement. The applicable interest rate is determined by the type of loan requested by the Company, with Eurodollar loans bearing interest at the LIBOR plus an applicable borrowing margin determined by the Company's leverage ratio over the trailing four quarters and Alternative Base Rate (ABR) loans bearing interest at the highest of the JP Morgan Chase Bank N.A. Prime Rate, the Base CD Rate plus 100 basis points and the Federal Funds Effective Rate plus 50 basis points. All of the Company's loans outstanding under the Loan Agreement were Eurodollar loans, and the interest rate was 1.1875% and 1.875% as of June 26, 2010 and June 27, 2009, respectively. Actual rates ranged from 1.0625% to 1.875% and 1.875% to 4.875% for fiscal 2010 and 2009, respectively. The obligations under the Loan Agreement are guaranteed by certain subsidiaries of the Company and are secured by a pledge of 65% of the stock of certain foreign subsidiaries. The Loan Agreement is subject to certain debt level limitations, as specified in the Loan Agreement, as well as restrictive covenants, which are the same as those in the 2005 credit agreement discussed below. The maturity date of the term loans is April 22, 2013. The Company intends to use the proceeds of the term loans for general corporate purposes and to enhance liquidity.

On March 16, 2005, the Company and certain foreign subsidiaries entered into a credit agreement with a group of banks (Credit Agreement) which provides an initial revolving loan commitment of $250,000 and an initial term loan commitment of $100,000, each subject to increase or decrease as specified in the Credit Agreement. Both loans bear an interest rate of ABR or LIBOR plus an applicable margin determined by the Company's leverage ratio over the trailing four quarters. The interest rate on the revolving loan was 0.7487% and 1.565% as of June 26, 2010 and June 27, 2009, respectively. The interest rate on the term loan was 0.9375% and 1.675% as of June 26, 2010 and June 27, 2009, respectively. Actual rates for the revolving loan ranged from 0.7125% to 1.565% and 1.565% to 5.1125% for fiscal 2010 and 2009, respectively. Actual rates for the term loan ranged from 0.8625% to 1.675% and 1.675% to 5.2625% for fiscal 2010 and 2009, respectively. Additionally, the Credit Agreement provides for short term swingline loans at negotiable rates of interest subject to a maximum amount of $25,000 drawn at any time. As of June 26, 2010, the interest rate on the swingline was 1.5%. As of June 26, 2010, borrowings under the swingline and revolving loan commitment were $9,000 and $95,000, respectively. As of June 27, 2009, there were no swingline borrowings outstanding and $50,000 of borrowings outstanding under the revolving loan commitment. Remaining availability under the revolving loan commitment was $146,000 and $200,000 as of June 26, 2010 and June 27, 2009, respectively.

The obligations under the Credit Agreement are guaranteed by certain subsidiaries of the Company and the Company will guarantee obligations of foreign subsidiary borrowers. In some instances, the obligations may be secured by a pledge of 65% of the stock of foreign subsidiaries. The maturity date of the term and revolving loans under the Credit Agreement is October 30, 2011. Restrictive loan covenants apply to, among other things, minimum levels of interest coverage and debt to EBITDA ratios. The Company was in compliance with all Credit Agreement and Loan Agreement covenants as of June 26, 2010.

On March 16, 2005, the Company's Israeli holding company subsidiary entered into a letter of undertaking and obtained a loan in the sum of $400,000. The loan has a ten-year term with a fixed annual interest rate of 5.025%. The Company may prepay the loan upon 30 days written notice. The lender may demand prepayment or the Company may prepay the loan in whole or in part upon 90 days written notice on the interest payment date that is 24 months after the loan date and every 12 months subsequent to this date. The terms require the Company to maintain a deposit of $400,000 in an uninsured account with the lender as security for the loan. This deposit has a fixed 4.9% yield. The Company does not have the right to withdraw any amounts from the deposit account including any interest earned until the loan has been paid in full or unless it receives consent from the lender. Earned interest is released to the Company on each interest payment date so long as all interest due on the loan has been paid by the Company. Subsequent to the end of fiscal 2010, the Company elected to prepay the entire loan balance of $400,000 using the restricted cash deposit discussed above. The prepayment was completed on July 19, 2010. As a result, the fair values of both the letter of undertaking and the restricted cash deposit approximated their carrying values and have been classified in current liabilities and current assets, respectively, on the balance sheet as of June 26, 2010. As of June 27, 2009, the fair values of the letter of undertaking and the corresponding deposit were $420,502 and $420,574, respectively. Fair values were calculated by discounting the future cash flows of the financial instruments to their present value, using interest rates currently offered for borrowings and deposits of similar nature and remaining maturities.

The Company's Israeli subsidiary paid the third and final annual installment of its debenture in the third quarter of fiscal 2010 for $17,771. The debenture, which was guaranteed by the Company, had a fixed interest rate of 5.6%, and the principal of the loan was linked to the increase in the Israel Consumer Price Index.

Contractual Obligations

The Company's enforceable and legally binding obligations as of June 26, 2010 are set forth in the following table. Some of the amounts included in this table are based on management's estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

	Payment Due by Period				
	2011	2012-2013	2014-2015	After 2015	Total
Operating leases [1]	$ 15,905	$ 18,219	$ 9,078	$ 2,177	$ 45,379
Purchase obligations [2]	296,384	29	-	-	296,413
Short and long-term debt [3]	447,026	392,530	143,800	642,326	1,625,682
Other non-current contractual liabilities reflected on the consolidated balance sheet:					
Deferred compensation and benefits [4]	-	-	-	28,061	28,061
Other	1,734	301	101	24	2,160
Total	$761,049	$411,079	$152,979	$672,588	$1,997,695

(1) Used in normal course of business, principally for warehouse facilities and computer equipment.
(2) Consists of commitments for both materials and services.
(3) Short and long-term debt includes interest payments, net of interest received on restricted cash deposit, which were calculated using the effective interest rate at June 25, 2010.
(4) Includes amounts associated with non-qualified plans related to deferred compensation, executive retention and post employment benefits. Of this amount, $23,992 has been funded by the Company and is recorded in other non-current assets on the balance sheet. These amounts are assumed payable after five years, although certain circumstances, such as termination, would require earlier payment.

The Company funds its U.S. qualified profit-sharing and investment plan in accordance with the Employee Retirement Income Security Act of 1974 regulations for the minimum annual required contribution and Internal Revenue Service regulations for the maximum annual allowable tax deduction. The Company is committed to making the required minimum contributions, which the Company expects to be approximately $8,000 during fiscal 2011. Future contributions are dependent upon various factors including employees' eligible compensation, plan participation and changes, if any, to current funding requirements. Therefore, no amounts were included in the Contractual Obligations table above. The Company generally expects to fund all future contributions with cash flows from operating activities.

As of June 26, 2010, the Company had approximately $71,300 of liabilities for uncertain tax positions. These unrecognized tax benefits have been excluded from the Contractual Obligations table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.

Net deferred income tax liabilities were $28,700 as of June 26, 2010. This amount is not included in the Contractual Obligations table because the Company believes this presentation would not be meaningful. Net deferred income tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their book basis, which will result in taxable amounts in future years when the book basis is settled. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, scheduling net deferred income tax liabilities as payments due by period could be misleading, because this scheduling would not relate to liquidity needs.

Critical Accounting Estimates

Determination of certain amounts in the Company's financial statements requires the use of estimates. These estimates are based upon the Company's historical experiences combined with management's understanding of current facts and circumstances. Although the estimates are considered reasonable, actual results could differ from the estimates. The accounting estimates, discussed below, are considered by management to require the most judgment and are critical in the preparation of the financial statements. These estimates are reviewed by the Audit Committee.

Revenue Recognition and Customer-Related Accruals and Allowances – The Company records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (FOB) destination terms, a provision is recorded to exclude shipments estimated to be in-transit to these customers at the end of the reporting period. A provision is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items. A liability is recorded as revenues are recognized for estimated customer program liabilities, as discussed below.

The Company maintains customer-related accruals and allowances that consist primarily of chargebacks, rebates and shelf stock adjustments. Certain of these accruals and allowances are recorded in the balance sheet as current liabilities and others are recorded as a reduction in accounts receivable.

A chargeback relates to an agreement the Company has with a wholesaler, pharmaceutical buying group or retail customer that will ultimately purchase product from a wholesaler for a contracted price that is different than the Company's price to the wholesaler. The wholesaler will issue an invoice to the Company for the difference in the contract prices. The accrual for chargebacks is based on historical chargeback experience and confirmed wholesaler inventory levels, as well as estimated sell-through levels by wholesalers to retailers.

Rebates are payments issued to the customer when certain criteria are met which may include specific levels of product purchases, introduction of new products or other objectives. The accrual for rebates is based on contractual agreements and estimated purchasing levels by customers with such programs. Medicaid rebates are payments made to states for pharmaceutical products covered by the program. The accrual for Medicaid rebates is based on historical trends of rebates paid and current period sales activity.

Shelf stock adjustments are credits issued to reflect decreases in the selling price of a product and are based upon estimates of the amount of product remaining in a customer's inventory at the time of the anticipated price reduction. In many cases, the customer is contractually entitled to such a credit. The allowances for shelf stock adjustments are based on specified terms with certain customers, estimated launch dates of competing products and estimated declines in market price.

Changes in these estimates and assumptions may result in additional customer-related accruals and allowances. The following table summarizes activity for the fiscal years ended June 26, 2010 and June 27, 2009 in the balance sheet for customer-related accruals and allowances:

	Fiscal Year	
	2010	2009
Customer-Related Accruals and Allowances		
Balance, beginning of period	$ 56,462	$ 56,509
Provision recorded	321,644	284,575
Credits processed	(314,371)	(284,622)
Balance, end of the period	$ 63,735	$ 56,462

Revenues from service and royalty arrangements, including revenues from collaborative agreements, consist primarily of royalty payments, payments for research and development services, up-front fees and milestone payments. If an arrangement requires the delivery or performance of multiple deliverables or service elements, the Company determines whether the individual elements represent "separate units of accounting" under the requirements of ASC Subtopic 605-25, "Revenue Recognition—Multiple-Element Arrangements" (ASC 605-25). If the separate elements meet the requirements of ASC 605-25, the Company recognizes the revenue associated with each element separately and revenue is allocated among elements based on the residual method. If the elements within a multiple deliverable arrangement are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are considered essential to the arrangement. To the extent such arrangements contain refund clauses triggered by non-performance or other adverse circumstances, revenue is not recognized until all contractual obligations are satisfied. Non-refundable up-front fees are deferred and amortized to revenue over the related performance period. The Company estimates the performance period based on the specific terms of each collaborative agreement. Revenue associated with research and development services is recognized on a proportional performance basis over the period that the Company performs the related activities under the terms of the agreement. Revenue resulting from the achievement of contingent milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract.

Allowance for Doubtful Accounts – The Company maintains an allowance for doubtful accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall and industry-specific economic conditions, statutory requirements, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $7,657 at June 26, 2010 and $11,394 at June 27, 2009.

Inventory Reserves – The Company maintains reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating, products on quality hold, current and future customer demand and market conditions. Changes in these conditions may result in additional reserves.

Income Taxes – The Company's effective income tax rate is based on income, statutory tax rates, special tax benefits and tax planning opportunities available to the Company in the various jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's tax expense and in evaluating tax positions. Tax positions are reviewed quarterly and balances are adjusted as new information becomes available.

The Company has established valuation allowances against a portion of the non-U.S. net operating losses, non-U.S. capital losses, U.S. state-related net operating losses and U.S. capital losses to reflect the uncertainty of its ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the Company's ability to realize net operating and capital losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such realization may differ. The valuation allowances can also be impacted by changes in the tax regulations.

Significant judgment is required in determining the Company's liabilities for uncertain tax positions. The Company has established such tax liabilities using management's best judgment and adjusts these liabilities as warranted by changing facts and circumstances. A change in tax liabilities in any given period could have a significant impact on the Company's results of operations and cash flows for that period.

Goodwill – Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The estimates associated with the goodwill impairment tests are considered critical due to the judgments required in determining fair value amounts, including projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. Goodwill allocated to the Consumer Healthcare segment is tested annually for impairment in the second quarter of the fiscal year. Goodwill allocated to the API and Rx

Pharmaceuticals segments is tested for impairment annually in the third quarter of the fiscal year. The current year testing in both the second and third quarter resulted in no impairment charge. Effective March 28, 2010, the Company elected to change the date of its annual goodwill and indefinite-lived intangible assets impairment testing for all of its reporting units to the first day of the fourth quarter of the fiscal year. The Company reperformed its impairment testing on all reporting units within the Consumer Healthcare, Rx Pharmaceuticals and API reportable segments during the fourth quarter of fiscal 2010. The reperformed testing during the fourth quarter resulted in no impairment charge. The Company's Rx and API businesses are heavily dependent on new products currently under development. The termination of certain key product development projects could have a materially adverse impact on the future results of the Rx Pharmaceuticals or API segment, which may include a charge for goodwill impairment. A change in market dynamics or failure of operational execution for the Company's Consumer Healthcare U.K. and Mexico operations could result in a materially adverse impact on its future results, which could result in a charge for goodwill impairment. Goodwill was $616,348 at June 26, 2010 and $263,923 at June 27, 2009. The increase in goodwill in fiscal 2010 was due primarily to the goodwill acquired in the PBM acquisition.

Other Intangible Assets – Other intangible assets consist of a portfolio of individual developed product technology/formulation and product rights, distribution and license agreements, customer relationships, non-competition agreements and trade names and trademarks. The assets categorized as developed product technology/formulation and product rights, certain distribution and license agreements and non-competition agreements are amortized over their estimated useful economic lives using the straight-line method. An accelerated method of amortization is used for customer relationships and certain distribution agreements. Certain trade names and trademarks are determined to have an indefinite useful life and are not subject to amortization. The Company, however, reviews them for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that any individual asset might be impaired, and adjusts the carrying value of the asset as necessary. For intangible assets subject to amortization, an impairment analysis is performed whenever events or changes in circumstances indicate that the carrying amount of any individual asset may not be recoverable. The carrying amount of an intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is recognized if the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Other intangible assets had a net carrying value of $593,491 at June 26, 2010 and $219,103 at June 27, 2009. The net increase in other intangible assets in fiscal 2010 was due primarily to the other intangible assets acquired in the PBM acquisition.

Recently Issued Accounting Standards

See Note 1 of the Notes to Consolidated Financial Statements for information regarding recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risks due to changes in interest rates, the liquidity of the securities markets and currency exchange rates.

Interest Rate Risk - The Company is exposed to interest rate changes primarily as a result of interest income earned on its investment of cash on hand and interest expense on borrowings used to finance acquisitions and working capital requirements.

The Company enters into certain derivative financial instruments, when available on a cost-effective basis, to hedge its underlying economic exposure, related to the management of interest rate risk. See Note 10 of the Notes to Consolidated Financial Statements for further information regarding the Company's derivative and hedging activities. Because of the use of certain derivative financial instruments and the significant amount of fixed rate debt, the Company believes that a significant fluctuation in interest rates in the near future will not have a material impact on the Company's consolidated financial statements. These instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Derivative financial instruments are not used for speculative purposes. Gains and losses on hedging transactions are offset by gains and losses on the underlying exposures being hedged.

Market Risk - The Company's investment securities include ARS totaling $18,000 in par value. ARS are privately placed variable rate debt instruments whose interest rates are reset within a contractual range, approximately every 7 to 35 days. As a result of the tightening of the credit markets beginning in calendar 2008, there was no liquid market for these securities for an extended period of time. Recent indications are that a market is starting to materialize for these securities, but at a much reduced level then the pre-2008 period. Although the Company continues to earn and collect interest on these investments at the maximum contractual rate, the estimated fair value of ARS cannot be determined by the auction process until liquidity is restored to these markets.

In the second quarter of fiscal 2009, the Company concluded that an other-than-temporary impairment loss had occurred as a result of diminished credit ratings of the companies that issued these securities and other factors. Accordingly, the Company recorded an other-than-temporary loss of $15,104 within Other expense in its consolidated statement of income for the second quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, the Company received an updated estimate for the current fair value of these securities from an independent third-party valuation firm, using a discounted cash flow analysis and an assessment of secondary markets. Based on this estimation and other factors, the Company recorded an unrealized gain of $503, net of tax, in other comprehensive income.

Also during the fourth quarter of fiscal 2009, the Company engaged the services of an independent third-party valuation firm to assist the Company in determining the noncredit component of the previously recognized other-than-temporary impairment related to its ARS. As in accordance with ASC 320-10-65, the Company recorded a $5,000 adjustment from retained earnings to accumulated OCI to reclassify the noncredit component of the $15,104 other-than-temporary impairment charge it recognized in the second quarter of fiscal 2009.

The Company engaged the services of an independent third-party valuation firm in the second and fourth quarters of fiscal 2010 to assist the Company in updating the estimates of the current fair value of these securities. Based on updated estimates of the current fair value of these securities from the valuation firm, using a discounted cash flow analysis and an assessment of secondary markets, as well as other factors, the Company determined that the fair value of the securities remained consistent with the prior period at the recorded value of $4,961 the second quarter and was $4,393 in the fourth quarter. Accordingly, the Company recorded an unrealized loss of $568, net of tax, in other comprehensive income in the fourth quarter of 2010.

The Company continued to earn and collect interest on these investments at the maximum contractual rate. The Company will continue to monitor the credit worthiness of the companies that issued these securities and other appropriate factors and make any adjustments it deems necessary to reflect the fair value of these securities.

Foreign Exchange Risk - The Company has operations in the U.K., Israel, Germany, Mexico and Australia. These operations transact business in their local currency and foreign currencies, thereby creating exposures to changes in exchange rates. A large portion of the sales of the Company's Israeli operations is in foreign currencies, primarily U.S. dollars and euros, while these operations incur costs in their local currency. Due to sales and cost structures, certain segments experience a negative impact as a result of the changes in exchange rates while other segments experience a positive impact related to foreign currency exchange. The Company estimates an additional ten percent devaluation of the U.S. dollar relative to the other foreign currencies it transacts business in would have decreased operating income of its foreign operating units by approximately $4,900 for fiscal 2010. This sensitivity analysis has inherent limitations. The analysis disregards the possibility that rates of multiple foreign currencies will not always move in the same direction relative to the value of the U.S. dollar over time.

In addition, the Company enters into certain purchase commitments for materials which, although denominated in U.S. dollars, are linked to foreign currency valuations. These commitments generally contain a range for which the price of materials may fluctuate over time given the value of a foreign currency.

The translation of the assets and liabilities of the Company's international operations is made using their foreign exchange rates as of the end of the year. Translation adjustments are not included in determining net income but are disclosed in accumulated other comprehensive income within shareholders' equity on the Consolidated Balance Sheets until a sale or substantially complete liquidation of the net investment in the international subsidiary takes place. In certain markets, the Company could recognize a significant gain or loss related to unrealized cumulative translation adjustments if it were to exit the market and liquidate its net investment. As of June 26, 2010, the cumulative net currency translation adjustments increased shareholders' equity by $44,536.

Foreign currency transaction gains and losses arise from monetary assets and liabilities denominated in currencies other than an operating unit's functional currency. For fiscal 2010, net transaction losses were $360.

The Company monitors and strives to manage risk related to foreign currency exchange. Exposures that cannot be naturally offset within a local entity to an immaterial amount are often hedged with foreign currency derivatives or netted with offsetting exposures at other entities. See Note 10 of the Notes to Consolidated Financial Statements for further information regarding the Company's derivative and hedging activities. However, the Company cannot predict future changes in foreign currency exposure. Unfavorable fluctuations could adversely impact earnings.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Perrigo Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company acquired PBM Holdings, Inc. (PBM) on April 30, 2010. Because the acquisition was completed in the fourth quarter of the Company's fiscal year, management was unable to perform the necessary level of documentation and testing to provide a formal report assessing the effectiveness of PBM's internal control over financial reporting. Therefore, management has excluded from the evaluation of internal control over financial reporting the internal controls of PBM as permitted by Securities and Exchange Commission Staff interpretive guidance for newly acquired businesses. As of June 26, 2010, PBM's total assets represented 27% of the Company's consolidated total assets. Net sales represented 2% of the Company's consolidated net sales for fiscal 2010.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 26, 2010. The framework used in carrying out our evaluation was the *Internal Control — Integrated Framework* published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. In evaluating our information technology controls, we also used components of the framework contained in the *Control Objectives for Information and related Technology* (COBIT), which was developed by the Information Systems Audit and Control Association's (ISACA) IT Governance Institute, as a complement to the COSO internal control framework.

Based on the evaluation under these frameworks, management has concluded that internal controls over financial reporting were effective as of June 26, 2010. The results of management's assessment have been reviewed with the Company's Audit Committee.

Ernst & Young LLP, the independent registered certified public accounting firm that audited the Company's financial statements included in this annual report on Form 10-K, also audited the effectiveness of our internal control over financial reporting, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders
Perrigo Company

We have audited Perrigo Company's internal control over financial reporting as of June 26, 2010, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Perrigo Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of PBM Holdings, Inc., which is included in the fiscal 2010 consolidated financial statements of Perrigo Company and constituted 27% of total assets as of June 26, 2010 and 2% of revenues for the fiscal year then ended. Our audit of internal control over financial reporting of Perrigo Company also did not include an evaluation of the internal control over financial reporting of PBM Holdings, Inc.

In our opinion, Perrigo Company maintained, in all material respects, effective internal control over financial reporting as of June 26, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board

(United States), the consolidated balance sheets of Perrigo Company as of June 26, 2010 and June 27, 2009, and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for each of the two fiscal years in the period ended June 26, 2010 of Perrigo Company, and our report dated August 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
August 12, 2010

Report of Independent Registered Public Accounting Firm on Financial Statements

Board of Directors and Shareholders
Perrigo Company

We have audited the accompanying consolidated balance sheets of Perrigo Company as of June 26, 2010 and June 27, 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the two fiscal years in the period ended June 26, 2010. Our audits also included the financial statement schedule for the fiscal years ended June 26, 2010 and June 27, 2009 listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perrigo Company at June 26, 2010 and June 27, 2009, and the consolidated results of its operations and its cash flows for each of the two fiscal years in the period ended June 26, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein for each of the two fiscal years in the period ended June 26, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Perrigo Company's internal control over financial reporting as of June 26, 2010, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
August 12, 2010

Report of Predecessor Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Perrigo Company
Allegan, Michigan

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of Perrigo Company for the year ended June 28, 2008. In connection with our audit of the financial statements, we have also audited the financial statement schedule for the year ended June 28, 2008 as listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Perrigo Company for the year ended June 28, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule for the year ended June 28, 2008, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in Note 1 to the consolidated financial statements, Perrigo Company changed its method of accounting for uncertain tax positions as of July 1, 2007, in accordance with ASC 740-10, "Income Taxes."

By: /s/ BDO USA, LLP
BDO USA, LLP (formally known as BDO Seidman, LLP)

Grand Rapids, Michigan
August 18, 2008, except Note 3 as it pertains to fiscal year 2008, which is as of August 17, 2009

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Year		
	2010	2009	2008
Net sales	$ 2,268,870	$ 2,006,862	$ 1,729,921
Cost of sales	1,522,854	1,410,865	1,212,193
Gross profit	746,016	595,997	517,728
Operating expenses			
Distribution	28,388	24,203	25,152
Research and development	82,509	77,922	72,191
Selling and administration	270,701	231,639	220,429
Subtotal	381,598	333,764	317,772
Write-off of in-process research and development	19,000	279	2,786
Restructuring	9,523	14,647	2,312
Total	410,121	348,690	322,870
Operating income	335,895	247,307	194,858
Interest, net	28,778	27,154	17,415
Other expense (income), net	(1,069)	1,269	(503)
Investment impairment	-	15,104	-
Income from continuing operations before income taxes	308,186	203,780	177,946
Income tax expense	84,089	62,682	37,749
Income from continuing operations	224,097	141,098	140,197
Income (loss) from discontinued operations, net of tax	(1,551)	2,951	(4,424)
Net income	$ 222,546	$ 144,049	$ 135,773
Earnings (loss) per share [(1)]			
Basic			
Continuing operations	$ 2.45	$ 1.53	$ 1.51
Discontinued operations	(0.02)	0.03	(0.05)
Basic earnings per share	$ 2.43	$ 1.56	$ 1.46
Diluted			
Continuing operations	$ 2.41	$ 1.51	$ 1.47
Discontinued operations	(0.02)	0.03	(0.05)
Diluted earnings per share	$ 2.40	$ 1.54	$ 1.43
Weighted average shares outstanding			
Basic	91,399	92,183	93,124
Diluted	92,845	93,629	95,210
Dividends declared per share	$ 0.2425	$ 0.215	$ 0.195

[(1)] The sum of individual per share amounts may not equal due to rounding.

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets	June 26, 2010	June 27, 2009
Current assets		
Cash and cash equivalents	$ 97,568	$ 316,133
Restricted cash	400,000	-
Investment securities	557	3
Accounts receivable, net	358,500	325,810
Inventories	448,871	384,794
Current deferred income taxes	26,648	23,261
Income taxes refundable	13,864	8,926
Prepaid expenses and other current assets	28,071	23,658
Current assets of discontinued operations	7,214	51,699
Total current assets	1,381,293	1,134,284
Property and equipment		
Land	37,189	22,876
Buildings	306,322	262,990
Machinery and equipment	542,442	478,085
	885,953	763,951
Less accumulated depreciation	(437,037)	(409,634)
	448,916	354,317
Restricted cash	-	400,000
Goodwill and other indefinite-lived intangible assets	622,745	268,819
Other intangible assets, net	587,094	214,207
Other non-current assets	52,688	49,756
Non-current assets of discontinued operations	-	21,854
	$ 3,092,736	$ 2,443,237
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 258,493	$ 271,537
Notes payable	9,000	-
Payroll and related taxes	82,088	54,196
Accrued customer programs	59,898	54,461
Accrued liabilities	88,750	61,704
Accrued income taxes	3,048	3,334
Current portion of long-term debt	400,000	17,181
Current liabilities of discontinued operations	5,428	19,620
Total current liabilities	906,705	482,033
Non-current liabilities		
Long-term debt, less current portion	935,000	875,000
Non-current deferred income taxes	55,333	65,326
Other non-current liabilities	107,043	86,476
Non-current liabilities of discontinued operations	-	11,933
Total non-current liabilities	1,097,376	1,038,735
Shareholders' Equity		
Controlling interest shareholders' equity:		
Preferred stock, without par value, 10,000 shares authorized	-	-
Common stock, without par value, 200,000 shares authorized	428,457	452,243
Accumulated other comprehensive income	39,048	50,592
Retained earnings	619,303	419,086
	1,086,808	921,921
Noncontrolling interest	1,847	548
Total shareholders' equity	1,088,655	922,469
	$ 3,092,736	$ 2,443,237
Supplemental Disclosures of Balance Sheet Information		
Related to Continuing Operations		
Allowance for doubtful accounts	$ 7,657	$ 11,394
Working capital	$ 472,802	$ 620,172
Preferred stock, shares issued and outstanding	-	-
Common stock, shares issued and outstanding	91,694	92,209

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Common Stock Issued		Accumulated Other Comprehensive Income (loss)	Comprehensive Income (loss)	Retained Earnings
	Shares	Amount			
Balance at June 30, 2007	93,395	519,419	56,676	124,330	178,374
Net income	-	-	-	135,773	135,773
Accumulated other comprehensive income (loss):					
Change in fair value of derivative financial instruments, net of $1,852 tax	-	-	(3,440)	(3,440)	-
Foreign currency translation adjustments	-	-	105,826	105,826	-
Change in fair value of investment securities	-	-	(3,453)	(3,453)	-
Post-retirement liability adjustments, net of $229 tax	-	-	(425)	(425)	-
Adjustment to adopt ASC Subtopic 740-10	-	-	-	-	(5,934)
Issuance of common stock under:					
Stock options	2,393	32,210	-	-	-
Restricted stock plan	19	-	-	-	-
Compensation for stock options	-	2,730	-	-	-
Compensation for restricted stock	-	5,739	-	-	-
Cash dividends, $0.195 per share	-	-	-	-	(18,219)
Tax effect from stock transactions	-	6,603	-	-	-
Purchases and retirements of common stock	(2,496)	(78,164)	-	-	-
Balance at June 28, 2008	93,311	488,537	155,184	234,281	289,994
Net income	-	-	-	144,049	144,049
Accumulated other comprehensive income (loss):					
Change in fair value of derivative financial instruments, net of $162 tax	-	-	300	300	-
Foreign currency translation adjustments	-	-	(103,450)	(103,450)	-
Change in fair value of investment securities	-	-	3,956	3,956	-
Adjustment to adopt ASC 320-10-65	-	-	(5,000)	(5,000)	5,000
Post-retirement liability adjustments, net of $214 tax	-	-	(398)	(398)	-
Issuance of common stock under:					
Stock options	720	10,062	-	-	-
Restricted stock plan	14	-	-	-	-
Compensation for stock options	-	3,313	-	-	-
Compensation for restricted stock	-	7,040	-	-	-
Cash dividends, $0.215 per share	-	-	-	-	(19,957)
Tax effect from stock transactions	-	5,780	-	-	-
Purchases and retirements of common stock	(1,836)	(62,489)	-	-	-
Balance at June 27, 2009	92,209	452,243	50,592	39,457	419,086
Net income	-	-	-	222,546	222,546
Accumulated other comprehensive income (loss):					
Change in fair value of derivative financial instruments, net of $898 tax	-	-	1,668	1,668	-
Foreign currency translation adjustments	-	-	(12,212)	(12,212)	-
Change in fair value of investment securities	-	-	(568)	(568)	-
Post-retirement liability adjustments, net of $233 tax	-	-	(432)	(432)	-
Issuance of common stock under:					
Stock options	1,347	21,444	-	-	-
Restricted stock plan	200	-	-	-	-
Compensation for stock options	-	3,854	-	-	-
Compensation for restricted stock	-	10,842	-	-	-
Cash dividends, $0.2425 per share	-	-	-	-	(22,329)
Tax effect from stock transactions	-	11,162	-	-	-
Purchases and retirements of common stock	(2,062)	(71,088)	-	-	-
Balance at June 26, 2010	91,694	$ 428,457	$ 39,048	$ 211,002	$ 619,303

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year		
	2010	2009	2008
Cash Flows From (For) Operating Activities			
Net income	$ 222,546	$ 144,049	$ 135,773
Adjustments to derive cash flows			
Write-off of in-process research and development	19,000	279	2,786
Depreciation and amortization	76,133	70,142	69,231
Restructuring and asset impairment	9,523	31,351	12,658
Gain on sale of business	(750)	-	-
Share-based compensation	14,696	10,353	8,469
Income tax benefit from exercise of stock options	(1,302)	(3,490)	3,992
Excess tax benefit of stock transactions	(9,860)	(2,290)	(10,595)
Deferred income taxes	(10,347)	(1,422)	(1,542)
Sub-total	319,639	248,972	220,772
Changes in operating assets and liabilities, net of asset and business acquisitions and disposition			
Accounts receivable	(6,886)	6,446	(38,742)
Inventories	(30,199)	341	(72,480)
Income taxes refundable	4,938	(1,066)	(6,883)
Accounts payable	(21,166)	24,821	67,638
Payroll and related taxes	30,523	(20,621)	27,046
Accrued customer programs	5,142	1,124	5,450
Accrued liabilities	4,716	(13,483)	1,773
Accrued income taxes	8,275	13,201	31,274
Other	(809)	(1,390)	8,467
Sub-total	(5,466)	9,373	23,543
Net cash from operating activities	314,173	258,345	244,315
Cash Flows (For) From Investing Activities			
Purchase of securities	-	-	(176,298)
Proceeds from sales of securities	-	-	208,097
Acquired research and development	(19,000)	-	-
Additions to property and equipment	(55,892)	(59,238)	(44,824)
Proceeds from sale of business	35,980	-	-
Cash acquired in asset exchange	-	2,115	-
Acquisitions of assets	(10,262)	(1,000)	(12,401)
Acquisitions of businesses, net of cash acquired	(868,802)	(88,248)	(83,312)
Equity investment	-	-	(12,500)
Net cash for investing activities	(917,976)	(146,371)	(121,238)
Cash Flows (For) From Financing Activities			
Repayments of short-term debt, net	(8,771)	(13,736)	(11,776)
Borrowings of long-term debt	625,000	-	465,000
Repayments of long-term debt	(165,000)	(31,380)	(225,801)
Deferred financing fees	(5,813)	-	-
Excess tax benefit of stock transactions	9,860	2,290	10,595
Issuance of common stock	21,444	10,062	32,210
Repurchase of common stock	(71,088)	(62,489)	(78,164)
Cash dividends	(22,329)	(19,957)	(18,219)
Net cash (for) from financing activities	383,303	(115,210)	173,845
Effect of exchange rate changes on cash	1,931	769	(8,623)
Net increase (decrease) in cash and cash equivalents	(218,569)	(2,467)	288,299
Cash and cash equivalents of continuing operations, beginning of period	316,133	318,599	30,301
Cash balance of discontinued operations, beginning of period	4	5	4
Cash and cash equivalents, end of period	97,568	316,137	318,604
Less cash balance of discontinued operations, end of period	-	(4)	(5)
Cash and cash equivalents of continuing operations, end of period	$ 97,568	$ 316,133	$ 318,599
Supplemental Disclosures of Cash Flow Information			
Cash paid/received during the year for:			
Interest paid	$ 43,617	$ 47,066	$ 37,111
Interest received	$ 21,336	$ 24,348	$ 21,664
Income taxes paid	$ 76,051	$ 73,276	$ 32,718
Income taxes refunded	$ 1,433	$ 11,283	$ 7,693

See accompanying notes to consolidated financial statements.

(in thousands, except per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company, through several wholly owned subsidiaries, manufactures and sells consumer healthcare products, infant formulas, generic prescription (Rx) drugs, active pharmaceutical ingredients (API) and pharmaceutical and medical diagnostic products primarily in the U.S., Israel, Europe, Mexico and Australia. In the U.S., these subsidiaries consist primarily of L. Perrigo Company, Perrigo Company of South Carolina, Inc., Perrigo New York, Inc., Perrigo Holland, Inc. (formerly J.B. Laboratories, Inc.), Perrigo Florida, Inc. (formerly Unico Holdings, Inc.) and PBM Holdings, Inc. Outside the U.S., these subsidiaries consist primarily of Perrigo Israel Pharmaceuticals Ltd., Chemagis Ltd., Quimica y Farmacia S.A. de C.V., Laboratorios Diba, S.A., Wrafton Laboratories Limited, Brunel Pharma Limited (formerly Brunel Healthcare Ltd.), Galpharm Healthcare Ltd and Orion Laboratories Pty Ltd. As used herein, the "Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

Basis of Presentation

The Company's fiscal year is a 52 or 53 week period, which ends the Saturday on or about June 30. Fiscal years 2010, 2009 and 2008 were comprised of 52 weeks and ended June 26, 2010, June 27, 2009 and June 28, 2008, respectively. The Company has reclassified certain balance sheet amounts in the prior years primarily related to discontinued operations to conform to the current year presentation. The amounts reclassified had no effect on retained earnings or net income.

Discontinued Operations

In March 2009, the Company committed to a plan to sell its Israel Consumer Products business. The financial results of this business, which were previously reported as part of the Company's Other category, have been classified as discontinued operations in the consolidated financial statements for all periods presented. As of February 26, 2010, the sale was completed resulting in a pre-tax gain on the sale of $750, which is included in loss from discontinued operations in the consolidated statement of income for fiscal 2010. See Note 3 for additional information regarding discontinued operations. Unless otherwise noted, amounts and disclosures throughout the Notes to Consolidated Financial Statements relate to the Company's continuing operations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. The Company consolidates results of operations and financial position of its U.K., Mexico, Germany, Israel and India subsidiaries on a twelve-month period ending in May. All material intercompany transactions and balances have been eliminated in consolidation. The Company owns a noncontrolling interest in a Chinese company. This investment is accounted for using the equity method and is recorded in other non-current assets. The Company's equity in earnings (losses) of this investee is not material and is included in Other expense (income), net. In the fourth quarter of fiscal 2008, the Company obtained a noncontrolling interest in a U.S. pharmaceutical development company. This investment is accounted for using the cost method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions, which affect the reported earnings, financial position and various disclosures. Although the estimates are considered reasonable, actual results could differ from the estimates.

International

The Company translates its foreign operations' assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income. Gains or losses from foreign currency transactions are included in Other expense (income), net.

Revenues

Revenues from product sales are recognized when the goods are shipped to the customer. When title and risk pass to the customer is dependent on the customer's shipping terms. If the customer has shipping terms of free on board (FOB) shipping point, title and risk pass to the customer as soon as the freight carrier leaves the Company's shipping location. If the customer has shipping terms of FOB destination, title and risk pass to the customer upon receipt of the order at the customer's location. A provision is recorded to exclude shipments estimated to be in-transit to customers at the end of the reporting period. A provision is recorded and accounts receivable is reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items.

The Company maintains customer-related accruals and allowances that consist primarily of chargebacks, rebates and shelf stock adjustments, which are recorded as revenues are recognized. Certain of these customer-related accruals and allowances are recorded in the balance sheet as current liabilities, and others are recorded as a reduction in accounts receivable. The accrual or allowance is generally estimated based on contractual requirements and historical performance of the customers involved in the program. Changes in these estimates and assumptions related to customer programs may result in additional accruals or allowances. Customer-related accruals and allowances were $63,735 at June 26, 2010 and $56,462 at June 27, 2009.

Revenues from service and royalty arrangements, including revenues from collaborative agreements, consist primarily of royalty payments, payments for research and developmental services, up-front fees and milestone payments. If an arrangement requires the delivery or performance of multiple deliverables or service elements, the Company determines whether the individual elements represent "separate units of accounting" under the requirements of Accounting Standard Codification (ASC) Subtopic 605-25, "Revenue Recognition - Multiple-Element Arrangements" (ASC 605-25). If the separate elements meet the requirements of ASC 605-25, the Company recognizes the revenue associated with each element separately and revenue is allocated among elements based on the residual method. If the elements within a multiple deliverable arrangement are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are considered essential to the arrangement. To the extent such arrangements contain refund clauses triggered by non-performance or other adverse circumstances, revenue is not recognized until all contractual obligations are satisfied. Non-refundable up-front fees are deferred and amortized to revenue over the related performance period. The Company estimates the performance period based on the specific terms of each collaborative agreement. Revenue associated with research and development services is recognized on a proportional performance basis over the period that the Company performs the related activities under the terms of the agreement. Revenue resulting from the achievement of contingent milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract.

Shipping and handling costs billed to customers are included in net sales. Conversely, shipping and handling expenses incurred by the Company are included in cost of sales.

Financial Instruments

The carrying amount of the Company's financial instruments, consisting of cash and cash equivalents, investment securities, accounts receivable, accounts payable, notes payable and variable rate long-term debt, approximate their fair value. See Note 8 for the fair value disclosure of the Company's restricted cash and fixed rate long-term debt.

Effective June 29, 2008 and June 28, 2009, the Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures" (ASC 820), for financial assets and liabilities and nonfinancial assets and liabilities, respectively. ASC 820 applies to all assets and liabilities that are being measured and reported on a fair value basis, establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. There was no impact to the consolidated financial statements as a result of the adoption of ASC 820. The additional disclosure requirements regarding fair value measurements are included in Note 5.

The Company also adopted the provisions of ASC 825-10-10 at the beginning of its first quarter of fiscal 2009. ASC 825-10-10 expands the use of fair value measurement by permitting entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Upon adoption, the Company elected not to expand the use of fair value accounting beyond those assets and liabilities currently required to use this basis of measurement.

Derivative Instruments

The Company enters into certain derivative financial instruments, when available on a cost-effective basis, to mitigate its risk associated with changes in interest rates and foreign currency exchange rates. The Company accounts for derivatives in accordance with ASC Topic 815, "Derivatives and Hedging", which establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at fair value. Additionally, changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met for cash flow hedges, the changes in a derivative's fair value are recorded in shareholders' equity as a component of other comprehensive income, net of tax. These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument affect earnings. All of the Company's designated hedging instruments are classified as cash flow hedges.

All derivative instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. The absolute value of the notional amounts of derivative contracts for the Company approximates $167,000. Gains and losses related to the derivative instruments are expected to be largely offset by gains and losses on the original underlying asset or liability. The Company does not use derivative financial instruments for speculative purposes.

The Company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. It is the Company's policy to manage its credit risk on these transactions by dealing only with financial institutions having a long-term credit rating of "A" or better and by distributing the contracts among several financial institutions to diversify credit concentration risk.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of demand deposits and other short-term investments with maturities of three months or less at the date of purchase.

Investment Securities

The Company determines the appropriate classification of all investment securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date in accordance with ASC Topic 320, "Investments – Debt and Equity Securities". Investments in equity securities that have readily determinable fair values are classified and accounted for as available-for-sale. The Company assesses whether temporary or other-than-temporary gains or losses on its investment securities have occurred due to increases or declines in fair value or other market conditions – see Note 5 for the Company's current year assessment. If losses are considered temporary, they are reported on a net of tax basis within other comprehensive income. If losses are considered other-than-temporary, the credit loss portion is charged to operations and the non-credit loss portion is charged to other comprehensive income. Because the Company has determined that all of its investment securities are available-for-sale, unrealized gains and losses are reported, net of tax, as a component of accumulated other comprehensive income in shareholders' equity. Realized gains and losses on investment securities are determined using the specific identification method. Amortization of premiums and discounts are included in interest income.

Accounts Receivable

The Company maintains an allowance for doubtful accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall and industry-specific economic conditions, statutory requirements, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts was $7,657 at June 26, 2010 and $11,394 at June 27, 2009.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method. Inventory related to research and development is expensed at the point when it is determined the materials have no alternative future use.

The Company maintains reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated net realizable value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating, current and future customer demand and market conditions. Changes in these conditions may result in additional reserves.

Long-Lived Assets

Property and equipment are recorded at cost and are depreciated primarily using the straight-line method for financial reporting and accelerated methods for tax reporting. Useful lives for financial reporting range from 5 to 15 years for machinery and equipment and 10 to 45 years for buildings. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized.

Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. For fiscal 2010, 2009 and 2008, the required annual testing resulted in no impairment charge. See Note 7 for further information. Goodwill was $616,348 at June 26, 2010 and $263,923 at June 27, 2009.

Other intangible assets consist of a portfolio of individual developed product technology/formulation and product rights, distribution and license agreements, customer relationships, non-competition agreements and trade names and trademarks. These assets include those obtained in the acquisitions of Agis Industries (1983) Ltd. (Agis) in fiscal 2005; Glades Pharmaceuticals, LLC (Glades) in fiscal 2007; Qualis, Inc. and Galpharm Healthcare Ltd. (Galpharm) in fiscal 2008; J.B. Laboratories, Inc. (JBL), Laboratorios Diba, S.A. (DIBA) and Unico Holdings, Inc. (Unico) in fiscal 2009; and Orion Laboratories Pty Ltd. (Orion) and PBM Holdings, Inc. (PBM) in fiscal 2010. The assets categorized as developed product technology/formulation and product rights, as well as certain distribution and license agreements and non-competition agreements, are amortized over their estimated useful economic lives using the straight-line method. An accelerated method of amortization is used for customer relationships and certain distribution agreements. Certain trade names and trademarks are determined to have an indefinite useful life and are not subject to amortization. The Company, however, reviews them for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that any individual asset might be impaired, and adjusts it as necessary. For intangible assets subject to amortization, an impairment analysis is performed whenever events or changes in circumstances indicate that the carrying amount of any individual asset may not be recoverable. The carrying amount of an intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is recognized if the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. See Note 7 for further information. Other intangible assets had a net carrying value of $593,491 at June 26, 2010 and $219,103 at June 27, 2009.

The Company periodically reviews all other long-lived assets that have finite lives and that are not held for sale for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows.

Share-Based Awards

Share-based compensation awards are recognized at fair value in accordance with ASC Topic 718 "Compensation – Stock Compensation".

Income Taxes

Deferred income tax assets and liabilities are recorded based upon the difference between the financial reporting and the tax reporting basis of assets and liabilities using the enacted tax rates. To the extent that available evidence raises doubt about the realization of a deferred tax asset, a valuation allowance is established.

Provision has not been made for U.S. or additional foreign taxes on undistributed post-acquisition earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries.

The Company adopted the provisions of ASC Subtopic 740-10 (ASC 740-10) on July 1, 2007. In accordance with ASC 740-10, the Company records reserves for uncertain tax positions to the extent it is more likely than not that the tax position will be sustained on audit, based on the technical merits of the position. Periodic changes in reserves for uncertain tax positions are reflected in the provision for income taxes. The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any change in such, to the extent it arises, as a component of its income tax provision or benefit.

Research and Development

Research and development are key components of the Company's business strategy and, while managed centrally on a global basis, are performed in various locations in the U.S. and abroad. Development for the Consumer Healthcare markets focuses on products comparable in formulation, quality and effectiveness to existing national brand over-the-counter (OTC) products and Rx-to-OTC switch products. Within Consumer Healthcare, infant formulas require clinical studies to prove safety of ingredients, formulation and effectiveness of the products. Development of generic prescription drugs, primarily for the U.S. market, focuses on complex formulations, many of which require costly clinical endpoint trials. Development of API for the global market also focuses on complex products with high barriers to entry. The Company expenses research and development when incurred. While the Company conducts a significant amount of its own research and development, it also enters into strategic alliance agreements to obtain the rights to manufacture and/or distribute new products.

The Company actively partners with other pharmaceutical companies to collaboratively develop, manufacture and market a particular product or group of products. These types of agreements are not uncommon in the pharmaceutical industry. The Company may choose to enter into these types of agreements to, among other things, leverage its or others' scientific research and development expertise or utilize its extensive marketing and distribution resources. Research and development spending was $82,509 for fiscal 2010, $77,922 for fiscal 2009, and $72,191 for fiscal 2008. In addition, fiscal 2010 included charges of $14,000 and $5,000 for the write-offs of in-process research and development related to the Abbreviated New Drug Applications (ANDAs) acquired from KV Pharmaceuticals (KV) and Novel Laboratories, Inc. (Novel), respectively, fiscal 2009 included a $279 charge for the write-off of in-process research and development related to the Diba acquisition, and fiscal 2008 included a $2,786 charge for the write-off of in-process research and development related to the Galpharm acquisition. See Note 19 regarding the Company's current agreements.

Earnings per Share (EPS)

Basic EPS is calculated using the weighted average number of shares of common stock outstanding during each period. It excludes both the dilutive effects of additional common shares that would have been outstanding if the shares issued under stock incentive plans had been exercised and the dilutive effect of restricted shares and restricted share units, to the extent those shares and units have not vested. Diluted EPS is calculated including the effects of shares and potential shares issued under stock incentive plans, following the treasury stock method.

Recently Issued Accounting Standards

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-17, "Revenue Recognition - Milestone Method (ASC Topic 605): Milestone Method of Revenue Recognition." The amendments in the ASU provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in the ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. Vendors may also elect to adopt the amendments in the ASU retrospectively for all prior periods. The guidance in this ASU is effective for the Company in the first quarter of fiscal 2011. The Company does not expect this ASU to have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, "Compensation - Stock Compensation (ASC Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades." This ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 09-J, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades." The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The amendments are to be applied by recording a cumulative-effect adjustment to beginning retained earnings. The Company does not expect this ASU to have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (ASC Topic 855) - Amendments to Certain Recognition and Disclosure Requirements". The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. This ASU was effective upon issuance, except as it relates to conduit debt obligors. The Company adopted the guidance in this ASU in the third quarter of fiscal 2010 and accordingly removed the related disclosure from Note 1 under *Basis of Presentation*. Since this guidance relates specifically to disclosures, it had no impact on the Company's consolidated results of operations or financial position.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This ASU amends ASC Topic 820 to require an entity to: 1) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and 2) present separate information for Level 3 activity pertaining to gross purchases, sales, issuances, and settlements. The Company adopted the new disclosure requirements in the third quarter of fiscal 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adopted disclosures have been provided in Note 5.

In December 2009, the FASB issued ASU 2009-16, "Transfers and Servicing (ASC Topic 860) - Accounting for Transfers of Financial Assets" (ASU 2009-16). ASU 2009-16 revises previous authoritative guidance related to accounting for transfers of financial assets, and will require more disclosures about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets and enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. This guidance is effective for the Company in the first quarter of fiscal 2011. The Company does not expect ASU

2009-16 to have a material effect on its condensed consolidated results of operations or its financial position upon adoption.

In October 2009, the FASB issued ASU 2009-13, "Revenue Recognition (ASC Topic 605)–Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). ASU 2009-13 amends the criteria in ASC Subtopic 605-25, "Revenue Recognition–Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This Update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has chosen not to early adopt ASU 2009-13; therefore, the effects of the Company's adoption of this ASU will depend upon the extent and magnitude of revenue arrangements the Company enters into or materially modifies after June 26, 2010.

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820)–Measuring Liabilities at Fair Value" (ASU 2009-05). ASU 2009-05 amends ASC Subtopic 820-10, "Fair Value Measurements and Disclosures–Overall", for the fair value of liabilities and provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the ASU. The guidance in this ASU was effective for the Company in the second quarter of fiscal 2010 and did not have a material effect on its condensed consolidated results of operations or its financial position.

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a Replacement of FASB Statement No. 162" (SFAS 168). SFAS 168 establishes the "Codification" as the single source of authoritative nongovernmental U.S. GAAP. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification, which changes the referencing of financial standards, is effective for financial statements for interim or annual financial periods ending after September 15, 2009. The Company adopted the Codification at the beginning of its first quarter of fiscal 2010 and has included the new Codification references in this Form 10-K.

In April 2009, the FASB issued ASC 825-10-50 to require disclosures about the fair value of financial instruments in interim financial statements, as well as in annual financial statements. The Company adopted ASC 825-10-50 effective June 28, 2009 and applied its requirements on a prospective basis. Since this guidance relates specifically to disclosures, it had no impact on the Company's condensed consolidated results of operations or financial position. See Note 5 for additional information related to the Company's adoption of ASC 825-10-50.

Also in April 2009, the FASB issued ASC Subtopic 805-20 (ASC 805-20) which amends and clarifies ASC Subtopic 805-10 on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted ASC 805-20 effective June 28, 2009. See Note 2 for business acquisitions the Company acquired in fiscal 2010.

In June 2008, the FASB issued ASC Subtopic 260-10 (ASC 260-10) which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method already provided in ASC Topic 260. This guidance is effective for fiscal years beginning after December 15, 2008. Dividend equivalents on the Company's unvested share-based payment transactions are forfeited if the corresponding shares do not vest; therefore, ASC 260-10 did not have any impact on the Company's consolidated financial statements upon adoption.

In April 2008, the FASB issued ASC Subtopic 350-30 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Subtopic 805-10 and other U.S. GAAP. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. This guidance was effective at the beginning of the Company's first quarter of fiscal 2010 and did not have an effect on its condensed consolidated results of operations or its financial position as the Company did not renew or extend assumptions related to useful lives of its intangible assets.

In February 2008, the FASB issued ASC 820-10-55 which delayed the effective date of ASC Topic 820 for certain nonfinancial assets and liabilities that are recognized at fair value on a nonrecurring basis (at least annually) until fiscal years beginning after November 15, 2008. The Company's nonfinancial assets and liabilities that are recognized at fair value on a nonrecurring basis consist primarily of goodwill and other indefinite-lived intangible assets, as well as intangible assets subject to amortization. This guidance was effective at the beginning of the Company's first quarter of fiscal 2010, and the required disclosures have been provided in Note 5.

In December 2007, the FASB issued ASC Subtopic 805-10 (ASC 805-10) to further enhance the accounting and financial reporting related to business combinations. ASC 805-10 establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805-10 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ASC Topic 805 became effective at the beginning of the Company's first quarter of fiscal 2010. ASC 805-10 requires transactions costs associated with a business combination to be expensed in the period of the acquisition, which were capitalized in accordance with the existing accounting requirements at the time of the acquisition. See Note 2 for business acquisitions the Company completed in fiscal 2010.

In December 2007, the FASB issued ASC 810-10-65 to create accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810-10-65 establishes accounting and reporting standards that require (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent's equity, (ii) the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income, (iii) changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently, (iv) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be initially measured at fair value, and (v) entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC 810-10-65 applies to fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and prohibits early adoption. This guidance was effective at the beginning of the Company's first quarter of fiscal 2010 and did not have a material effect on its condensed consolidated results of operations or its financial position.

In December 2007, the FASB ratified the consensus reached by ASC Subtopic 808-10 (ASC 808-10). ASC Subtopic 808-10 focuses on defining a collaborative agreement as well as the accounting for transactions between participants in a collaborative agreement and between the participants in the arrangement and third parties. The guidance concluded that both types of transactions should be reported in each participant's respective income statement. ASC 808-10 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. This guidance was effective at the beginning of the Company's first quarter of fiscal 2010. See Note 19 for additional information related to the Company's adoption of this guidance.

NOTE 2 – ACQUISITIONS

Acquired Research and Development

On May 13, 2010, the Company acquired the pending ANDA for the generic therapeutical equivalent of HalfLytely® and Bisacodyl tablets bowel prep kit from Novel for $3,000 in cash and a $2,000 milestone payment based on tentative approval of the ANDA by the U.S. Food and Drug Administration (FDA). The milestone payment and the full amount of the purchase price, which related to acquired research and development, was capitalized and immediately written off as in-process research and development in the fourth quarter of fiscal 2010 in the Company's Rx Pharmaceuticals segment.

On September 21, 2009, the Company acquired the ANDA for clindamycin phosphate (1%) and benzoyl peroxide (5%) gel from KV for $14,000 in cash and a $2,000 milestone payment to be made upon the successful completion of a contingency. This product is the equivalent to Stiefel Laboratories' (Steifel), a subsidiary of GlaxoSmithKline, Duac® gel, indicated for the topical treatment of inflammatory acne vulgaris. Excluding the milestone payment, the full amount of the purchase price, which related to acquired research and development, was capitalized and immediately written off as in-process research and development in the second quarter of fiscal 2010 in the Company's Rx Pharmaceuticals segment.

Asset Acquisitions

On July 1, 2009, the Company's Israel Pharmaceutical and Diagnostic Products operating segment entered into a distribution agreement with a major global diagnostic company. In conjunction with this distribution agreement, the Company acquired certain pharmaceutical diagnostic assets from a local pharmaceutical company for $4,610. The acquisition enhances the Company's product portfolio and strengthens its position as the leader in the Israeli pharmaceutical diagnostic market. The assets acquired in this transaction consist primarily of intangible assets associated with customer supply contracts, machinery and equipment and inventory. The assets acquired and the related operating results from the acquisition date were included in the Other category in the Company's condensed consolidated financial statements beginning in the first quarter of fiscal 2010.

The purchase price of $4,610 was allocated as follows:

Inventory	$ 1,346
Property and equipment	1,262
Intangible assets – Customer contracts	2,002
Total assets acquired	$ 4,610

Management assigned fair value to the identifiable intangible assets by estimating the discounted forecasted cash flows related to the customer contracts. The average estimated useful lives of the contracts are six years and are amortized on a straight-line basis. Assumptions used in the valuation included a discount rate of 11%.

At the time of the acquisition, a step-up in the value of inventory of $606 was recorded in the allocation of the purchase price based on valuation estimates, of which $212 and $344 was charged to cost of sales in the first and second quarters of fiscal 2010, respectively, as the inventory was sold. The remainder of the step-up in value was charged to cost of sales in the third quarter of fiscal 2010 as the inventory was sold.

On November 2, 2009, in connection with this same distribution agreement, the Company's Israel Pharmaceutical and Diagnostic Products operating segment acquired certain pharmaceutical diagnostic assets from another local pharmaceutical company for $5,152. This acquisition enhances the Company's product portfolio and strengthens its position as the leader in the Israeli pharmaceutical diagnostic market. The assets acquired in this transaction consist primarily of intangible assets associated with customer supply contracts, machinery and equipment and inventory. The assets and the related operating results from the acquisition date were included in the Other category in the Company's condensed consolidated financial statements beginning in the second quarter of fiscal 2010.

The purchase price of $5,152 was allocated as follows:

Inventory	$ 869
Property and equipment	600
Intangible assets – Customer contracts	3,683
Total assets acquired	$ 5,152

Management assigned fair value to the identifiable intangible assets by estimating the discounted forecasted cash flows related to the customer contracts. The average estimated useful lives of the contracts are six years and are amortized on a straight-line basis. Assumptions used in the valuation included a discount rate of 11%.

At the time of the acquisition, a step-up in the value of inventory of $417 was recorded in the allocation of the purchase price based on valuation estimates, of which $153 was charged to cost of sales in the second quarter of fiscal 2010 as the inventory was sold. The remainder of the step-up in value was charged to cost of sales in the third quarter of fiscal 2010 as the inventory was sold.

Business Acquisitions

The Company completed various business acquisitions during fiscal 2010 and 2009 as summarized below.

Fiscal 2010

PBM Holdings, Inc. – On April 30, 2010, the Company acquired 100% of the shares of PBM for $841,367, which included cash acquired as of the transaction date of $30,591. As of the end of the fourth quarter of fiscal 2010, the Company incurred approximately $11,100 of acquisitions costs, of which approximately $3,200 and $7,900 were expensed in operations in the third and fourth quarter of fiscal 2010, respectively. Headquartered in Gordonsville, Virginia, PBM was the leading manufacturer and distributor of store brand infant formulas and baby foods sold by leading retailers in the mass, club, grocery and drug channels in the U.S., Canada, Mexico and China. The acquisition was accounted for under the acquisition method of accounting, and the related assets acquired and liabilities assumed were recorded at fair value. The operating results for PBM are included in the Consumer Healthcare segment of the Company's consolidated results of operations for the period from May 1, 2010 to June 26, 2010. In fiscal 2010, PBM contributed approximately $39,600 in revenue, with an operating loss of approximately $700, which included a charge to cost of sales related to the step-up in value of inventory acquired of $9,402.

The preliminary allocation of the $841,367 purchase price through June 26, 2010 was:

Cash	$ 30,591
Accounts receivable	18,893
Inventory	38,419
Property and equipment	62,084
Other assets	3,816
Goodwill	331,576
Intangible assets	382,500
Total assets acquired	867,879
Accounts payable	10,231
Other current liabilities	125
Accrued expenses	16,156
Total liabilities assumed	26,512
Net assets acquired	$ 841,367

This preliminary purchase price is subject to finalization of certain pre-acquisition tax-related contingencies and a post-closing working capital adjustment.

The excess of the purchase price over the fair value of net assets acquired, amounting to $331,576, was recorded as goodwill in the consolidated balance sheet and was assigned to the Company's Consumer Healthcare segment. Goodwill is not amortized for financial reporting purposes but is amortized for tax purposes. See Note 7 regarding the timing of the Company's annual goodwill impairment testing.

Intangible assets acquired in the acquisition were valued as follows:

Product formulations	$	107,000
Developed product technology		4,200
Trade names and trademarks		1,900
Distribution agreements		18,000
Customer relationships		250,000
Non-competition agreements		1,400
Total intangible assets acquired	$	382,500

Management assigned fair values to the identifiable intangible assets through a combination of the relief from royalty method, the discounted cash flow method and the lost income method. Developed product technology and product formulations are based on a 15- and 10-year useful life, respectively, and amortized on a straight-line basis. Trade names and trademarks are based on an indefinite life. Distribution agreements and customer relationships are based on a 20-year useful life and amortized on an accelerated basis. There is one non-competition agreement, which is based on a five-year life and amortized on a straight-line basis.

At the time of the acquisition, a step-up in the value of inventory of $9,402 was recorded in the allocation of the purchase price based on valuation estimates, all of which was charged to cost of sales in the fourth quarter of fiscal 2010 as the inventory was sold. In addition, fixed assets were written up by $5,002 to their estimated fair market value based on a valuation method that included both the cost and market approach. This additional step-up in value is being depreciated over the estimated useful lives of the assets.

Orion Laboratories Pty Ltd. – On March 8, 2010, the Company acquired 100% of the outstanding shares of privately-held Orion for $48,638 in cash. The Company incurred approximately $600 of acquisition costs, all of which were expensed in operations in the third quarter of fiscal 2010. Located near Perth, Western Australia, Orion is a leading supplier of OTC store brand pharmaceutical products in Australia and New Zealand. In addition, Orion manufactures and distributes pharmaceutical products supplied to hospitals in Australia. The acquisition of Orion expands the Company's global presence and product portfolio into Australia and New Zealand. The acquisition was accounted for under the acquisition method of accounting, and the related assets acquired and liabilities assumed were recorded at fair value. The operating results for Orion are included in the Consumer Healthcare segment of the Company's consolidated results of operations for the period from March 8 to June 26, 2010.

The preliminary allocation of the $48,638 purchase price through June 26, 2010 was:

Cash	$ 671
Accounts receivable	3,146
Inventory	4,484
Property and equipment	11,490
Other assets	247
Goodwill	22,095
Intangible assets	15,600
Total assets acquired	57,733
Accounts payable	2,247
Other current liabilities	954
Deferred tax liability	4,791
Taxes payable	1,103
Total liabilities assumed	9,095
Net assets acquired	$ 48,638

This preliminary purchase price is subject to adjustment once book/tax basis differences and a post-closing working capital adjustment have been finalized. The purchase price was reduced by $859 in the fourth quarter of fiscal 2010 as the result of a partial settlement of the working capital accounts. These matters are anticipated to be resolved in the first quarter of fiscal 2011.

The excess of the purchase price over the fair value of net assets acquired, amounting to $22,095, was recorded as goodwill in the condensed consolidated balance sheet and was assigned to the Company's Consumer Healthcare segment. Goodwill is not amortized for financial reporting or tax purposes. See Note 7 regarding the timing of the Company's annual goodwill impairment testing.

Intangible assets acquired in the acquisition were valued as follows:

Product formulations	$ 1,182
Customer relationships	12,000
Non-competition agreements	2,418
Total intangible assets acquired	$ 15,600

Management assigned fair values to the identifiable intangible assets through a combination of the relief from royalty method, the discounted cash flow method and the lost income method. Product formulations are based on a 10-year useful life and amortized on a straight-line basis. Customer relationships are based on 15- or 10-year useful lives based on the type of relationship and are amortized on an accelerated basis consistent with projected revenues over the lives of the relationships. There are three non-competition agreements, each based on a five-year life and amortized on a straight-line basis.

At the time of the acquisition, a step-up in the value of inventory of $495 was recorded in the allocation of the purchase price based on valuation estimates, all of which was charged to cost of sales in the fourth quarter of fiscal 2010 as the inventory was sold. In addition, fixed assets were written up by $1,132 to their estimated fair market value based on a valuation method that included both the cost and market approach. This additional step-up in value is being depreciated over the estimated useful lives of the assets.

Vedants Drug & Fine Chemicals Private Ltd. – To further improve the long-term cost position of its API business, on August 6, 2009, the Company acquired an 85% stake in Vedants Drug & Fine Chemicals Private Limited (Vedants), an API manufacturing facility in India, for $11,500 in cash. The facility, located approximately 30 miles outside of Mumbai, is currently under construction and will manufacture the Company's current and future high-volume API products, as well as expand the Company's vertical integration of Rx and future candidate Rx-to-OTC switch products. Manufacturing of API at this facility is expected to begin during fiscal 2011 and will include certain API products currently manufactured in Israel and that had been manufactured in Germany. The acquisition was accounted for using the acquisition method, and the related assets acquired and liabilities assumed were recorded at fair value. The operating results for Vedants are included in the API segment of the Company's consolidated results of operations for the period from August 6 to the end of the Company's fourth fiscal quarter. Operations related to the noncontrolling interest are immaterial.

The purchase price of $11,500 was allocated as follows:

Cash	$ 1,441
Accounts receivable	168
Inventory	2
Property and equipment	8,436
Goodwill	4,183
Total assets acquired	14,230
Accounts payable	171
Other liabilities	1,289
Noncontrolling interest	1,270
Total liabilities and equity assumed	2,730
Net assets acquired	$ 11,500

The excess of the purchase price over the fair value of net assets acquired, amounting to $4,183, was recorded as goodwill in the condensed consolidated balance sheet and has been assigned to the Company's API segment. Goodwill is not amortized for financial reporting or tax purposes. See Note 7 regarding the timing of the Company's annual goodwill impairment testing.

The following unaudited pro forma financial information presents results as if the fiscal 2010 business acquisitions had occurred at the beginning of the respective periods:

(Unaudited)	Fiscal 2010	Fiscal 2009
Net sales	$2,510,823	$ 2,297,637
Income from continuing operations	$245,418	$153,879
Basic earnings from continuing operations per share	$2.69	$1.67
Diluted earnings from continuing operations per share	$2.64	$1.64

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization related to intangible assets arising from the acquisitions and interest expense on acquisition debt, if applicable. The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisitions occurred at the beginning of the respective periods or of future results.

Fiscal 2009

Unico Holdings, Inc. – On November 13, 2008, the Company acquired 100% of the outstanding shares of privately-held Unico for $51,853 in cash, including $164 of acquisition costs. Based in Lake Worth, Florida, Unico was the leading manufacturer of store brand pediatric electrolytes, enemas and feminine hygiene products for retail customers in the U.S. The acquisition of Unico expands the Company's global presence and product portfolio in the U.S. The acquisition was accounted for under the purchase method of accounting. The operating results for Unico are included in the Consumer Healthcare segment of the Company's consolidated results of operations beginning in the second quarter of fiscal 2009.

The purchase price of $51,853 was allocated as follows:

Cash	$ 1,414
Accounts receivable	4,275
Inventory	5,344
Property and equipment	4,650
Other assets	2,056
Goodwill	23,559
Intangible assets	26,191
Total assets acquired	67,489
Accounts payable	3,293
Other current liabilities	914
Deferred tax liabilities	11,429
Total liabilities assumed	15,636
Net assets acquired	$ 51,853

The purchase agreement allowed for a post-closing working capital adjustment to determine a final purchase price. During the third quarter of fiscal 2009, the working capital adjustment was settled, which resulted in a minor adjustment to the purchase price.

The excess of the purchase price over the fair value of net assets acquired, amounting to $23,559, was recorded as goodwill in the consolidated balance sheet and has been assigned to the Company's Consumer Healthcare segment. Goodwill is not amortized for financial reporting or tax purposes. See Note 7 regarding the timing of the Company's annual goodwill impairment testing.

Intangible assets acquired in the acquisition were valued as follows:

Customer relationships	$24,800
Non-competition agreements	1,391
Total intangible assets acquired	$26,191

Management assigned fair values to the customer relationships and non-competition agreements through the discounted cash flow method and the lost income method, respectively. Customer relationships are based on 20-year useful lives and are amortized on an accelerated basis consistent with projected revenues over the lives of the relationships. There are three non-competition agreements; two agreements are based on a five-year useful life and the other agreement is based on a two-year useful life. All non-competition agreements are amortized on a straight-line basis.

At the time of the acquisition, a step-up in the value of inventory of $1,062 was recorded in the allocation of the purchase price based on valuation estimates, all of which was charged to cost of sales in the second quarter of fiscal 2009 as the inventory was sold. In addition, fixed assets were written up by $946 to their estimated fair market value based on a valuation method that included both the cost and market approach. This additional step-up in value is being depreciated over the estimated useful lives of the assets.

Laboratorios Diba, S.A. – On October 6, 2008, the Company announced that it acquired 100% of the outstanding shares of privately-held Diba for $24,500 in cash, including $1,000 of acquisition costs. Based in Guadalajara, Mexico, Diba was a store brand manufacturer of OTC and prescription pharmaceuticals, including antibiotics, hormonals and ophthalmics. The acquisition of Diba expands the Company's global presence and product portfolio in Mexico. The acquisition was accounted for under the purchase method of accounting. The operating results for Diba are included in the Consumer Healthcare segment of the Company's consolidated results of operations beginning in the second quarter of fiscal 2009.

The purchase price of $24,500 was allocated as follows:

Cash	$ 1,530
Accounts receivable	2,715
Inventory	3,878
Property and equipment	5,639
Other assets	746
Goodwill	8,181
Intangible assets	5,047
Total assets acquired	27,736
Accounts payable	529
Other liabilities	1,527
Deferred tax liabilities	1,180
Total liabilities assumed	3,236
Net assets acquired	$ 24,500

The excess of the purchase price over the fair value of net assets acquired, amounting to $8,181, was recorded as goodwill in the consolidated balance sheet and has been assigned to the Company's Consumer Healthcare segment. Goodwill is not amortized for financial reporting or tax purposes. See Note 7 regarding the timing of the Company's annual goodwill impairment testing.

Intangible assets acquired in the acquisition were valued as follows:

Customer relationships	$1,717
Developed product technology	1,276
Trade name and trademarks	1,204
Non-competition agreements	571
In-process research and development	279
Total intangible assets acquired	$5,047

Management assigned fair values to the identifiable intangible assets through a combination of the relief from royalty method, discounted cash flow method and lost income method. Customer relationships are based on eight-year useful lives and are amortized on an accelerated basis consistent with projected revenues over the lives of the relationships. The average estimated useful life of the developed product technology is eight years. Trade name and trademarks were determined to have indefinite useful lives. Accordingly, no amortization has been recorded for these intangible assets. The Company, however, reviews them for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired, and adjusts them as necessary. There are two non-competition agreements, each based on a five-year useful life and amortized on a straight-line basis. The amount allocated to in-process research and development was charged to operations as of the acquisition date. Management assigned fair values to in-process research and development related to ongoing projects using a relief from royalty method on forecasted revenues directly related to the products expected to result from the subject research and development. Assumptions used in the in-process research and development valuation included a required rate of return of 16% and commencement of net cash inflows that varied between one and two years, depending on the project. As of the date of acquisition, the technological feasibility of the acquired in-process technology had not yet been established and the technology had no future alternative uses and, therefore, was required to be expensed as of the acquisition date. The Company estimates that the amount it will incur in additional costs related to the efforts necessary to develop the acquired, incomplete technology into commercially viable products will be immaterial.

At the time of the acquisition, a step-up in the value of inventory of $1,806 was recorded in the allocation of the purchase price based on valuation estimates. As of March 28, 2009, the total step-up in inventory value had been charged to cost of sales as the inventory was sold. In addition, fixed assets were written up by $663 to their fair market value based on a valuation method that included both the cost and market approach. This additional step-up in value is being depreciated over the estimated useful lives of the assets.

J.B. Laboratories, Inc. – On September 16, 2008, the Company acquired 100% of the outstanding shares of JBL, a privately-held contract manufacturer of OTC and nutrition products for leading healthcare suppliers, for $42,962, including debt assumed. The Company acquired JBL to obtain additional FDA-compliant production capacity to help service current and future customer needs. The Company paid $14,939 in cash, including acquisition costs of $436, and assumed $28,023 of existing debt, of which $25,293 was repaid immediately and the remaining $2,730 was repaid in the second quarter of fiscal 2009. The acquisition was accounted for under the purchase method of accounting. The operating results for JBL are included in the Consumer Healthcare segment of the Company's consolidated results of operations beginning in the second quarter of fiscal 2009.

The purchase price of $42,962 was allocated as follows:

Cash	$ 743
Accounts receivable	5,989
Inventory	11,747
Property and equipment	34,444
Other assets	923
Goodwill	5,018
Intangible assets	1,575
Total assets acquired	60,439
Accounts payable	10,207
Other current liabilities	2,075
Notes payable	11,006
Long-term debt	17,017
Deferred tax liabilities	5,195
Total liabilities assumed	45,500
Net assets acquired	14,939
JBL debt assumed on the closing date	28,023
Total purchase consideration	$ 42,962

In connection with the acquisition, the Company accrued $795 for estimated restructuring costs that were included in the allocation of the purchase price. During the third quarter of fiscal 2009, the Company finalized the restructuring plan, which resulted in an adjustment to the restructuring accrual. The restructuring costs consisted of employee termination benefits for 12 employees, all of which had been paid as of December 26, 2009. The activity related to the employee termination benefits is as follows:

	Fiscal 2009 Restructuring Employee Termination
Balance at September 27, 2008	$ 795
Payments	(447)
Adjustments	(264)
Balance at June 27, 2009	84
Payments	(84)
Balance at December 26, 2009	$ -

The excess of the purchase price over the fair value of net assets acquired, amounting to $5,018, was recorded as goodwill in the consolidated balance sheet and has been assigned to the Company's Consumer Healthcare segment. Goodwill is not amortized for financial reporting or tax purposes. See Note 7 regarding the timing of the Company's annual goodwill impairment testing.

Intangible assets acquired in the acquisition were valued as follows:

Customer relationships	$1,300
Non-competition agreements	275
Total intangible assets acquired	$1,575

Management assigned fair value to the customer relationships and non-competition agreements through the discounted cash flow method and the lost income method, respectively. Customer relationships are based on 15-year useful lives and are amortized on an accelerated basis consistent with projected revenues over the lives of the relationships. There are two non-competition agreements; one agreement is based on a five-year useful life and the other agreement is based on a two-year useful life. Both non-competition agreements are amortized on a straight-line basis.

At the time of the acquisition, a step-up in the value of inventory of $358 was recorded in the allocation of the purchase price based on valuation estimates, all of which was charged to cost of sales in the second quarter of fiscal 2009 as the inventory was sold. In addition, fixed assets were written up by approximately $4,200 to their fair market value based on a valuation method that included both the cost and market approaches. This additional step-up in value is being depreciated over the estimated useful lives of the assets.

Brunel Healthcare Ltd. – On June 18, 2008, the Company's U.K. subsidiary acquired the assets and related liabilities of Brunel Healthcare Ltd. (Brunel), a producer of OTC healthcare products, from NeutraHealth plc in exchange for the Company's net assets of its vitamins, minerals and supplements (VMS) business. The acquisition was accounted for in accordance with ASC Topic 845, "Nonmonetary Transactions." The loss on exchange of the Company's U.K. VMS business was $639. The assets of Brunel were recorded at their fair value, allocated as follows:

Cash	$ 995
Accounts receivable	849
Inventory	812
Intangible asset – Customer relationships	15,159
Total assets acquired	17,815
Accounts payable	386
Other current liabilities	5,280
Total liabilities assumed	5,666
Net allocated fair value	$ 12,149

Customer relationships are based on 15-year useful lives and are amortized on an accelerated basis consistent with projected revenues over the lives of the relationships. The operating results for Brunel are included in the Consumer Healthcare segment of the Company's consolidated results of operations beginning in the first quarter of fiscal 2009, which, for consolidation purposes, is consistent with the reporting period for the Company's existing U.K. operations.

Fiscal 2008

Galpharm Healthcare Ltd. – On January 9, 2008, the Company acquired 100% of the outstanding shares of Galpharm, a leading supplier of OTC store brand pharmaceutical products sold by supermarkets, drug stores and pharmacies in the U.K., for $83,312. The acquisition of Galpharm expanded the Company's global presence and complements its existing U.K. business. The Company paid approximately $54,300 in cash, including acquisition costs of $1,500, and assumed approximately $29,000 of existing debt, which was repaid immediately. The acquisition was accounted for under the purchase method of accounting. The operating results for Galpharm were included in the Consumer Healthcare segment of the Company's condensed consolidated financial statements beginning in the third quarter of fiscal 2008.

The purchase price was $83,312 and was allocated as follows:

Inventory	$ 16,179
Accounts receivable	10,101
Other current assets	485
Property and equipment	1,189
Goodwill	38,566
Intangible assets	44,105
Total assets acquired	110,625
Accounts payable	6,257
Other current liabilities	9,805
Deferred tax liability	11,251
Total liabilities assumed	27,313
Total purchase price	$ 83,312

The excess of the purchase price over the fair value of net assets acquired, amounting to $38,566, was recorded as goodwill in the consolidated balance sheet and has been assigned to the Company's Consumer Healthcare segment. Goodwill is not amortized for financial reporting or tax purposes. See Note 7 regarding the timing of the Company's annual goodwill impairment testing.

The purchase agreement entered into allowed for settlement of working capital accounts to determine a final purchase price. During the fourth quarter of fiscal 2008, the Company received a settlement of working capital accounts for $3,818, which served as a reduction to the original purchase price and a corresponding reduction of goodwill.

Intangible assets acquired in the acquisition were valued as follows:

Trade names and trademarks	$ 4,695
Developed product technology and product rights	15,456
License and distribution agreements	1,604
Customer relationships	19,564
In-process research and development	2,786
Total intangible assets acquired	$ 44,105

Management assigned fair values to the identifiable intangible assets through a combination of the relief from royalty method and estimating discounted forecasted cash flows. Trade names and trademarks were determined to have indefinite useful lives. Accordingly, no amortization was recorded for these intangible assets. The Company, however, reviews them for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired, and adjusts them as necessary. The average estimated useful life of the developed product technology and product rights is 10 years. License and distribution agreements are also estimated at 10 years. Both categories are being amortized on a straight line basis. Customer relationships are based on 15-year useful lives and are amortized on an accelerated basis consistent with projected revenues over the life of the relationships. The amount allocated to in-process research and development was charged to operations as of the acquisition date. Management assigned fair values to in-process research and development related to ongoing projects using a relief from royalty method on forecasted revenues directly related to the products expected to result from the subject research and development. Assumptions used in the in-process research and development valuation included a required rate of return of 14% and commencement of net cash inflows that varied between one and three years, depending on the project. As of the date of acquisition, the technological feasibility of the acquired in-process technology had not yet been established and the technology had no future alternative uses and, therefore, was required to be expensed at that time. The Company estimates that the amount it will incur in additional costs related to the efforts necessary to develop the acquired, incomplete technology into commercially viable products will be immaterial.

At the time of the acquisition, a step-up in the value of inventory of $5,756 was recorded in the allocation of the purchase price based on valuation estimates, all of which was charged to cost of sales in the second half of fiscal 2008 as the inventory was sold.

In connection with the acquisition, the Company accrued $760 for restructuring costs all related to employee termination benefits for three employees, all of which was paid by the end of fiscal 2008. For accounting purposes, these restructuring costs were included in the allocation of the total purchase price in other current liabilities.

Qualis, Inc. – On July 3, 2007, the Company acquired the stock of Qualis, Inc., a privately owned manufacturer of store brand pediculicide products, for $12,401. The assets acquired consisted of the intangible assets attributable to the products acquired, which included primarily store brand OTC product formulations that compare to Rid® and Nix® brand products. The acquired assets expanded the Company's OTC product portfolio in the U.S. The acquired assets and operating results related to these products are recorded in the Company's Consumer Healthcare segment beginning in the first quarter of fiscal 2008.

NOTE 3 – DISCONTINUED OPERATIONS

In March 2009, the Company committed to a plan to sell its Israel Consumer Products business. This business primarily sells consumer products to the Israeli market, including cosmetics, toiletries and detergents, and was previously reported as part of the Company's Other category. Based on management's strategic review of its portfolio of businesses, the Company decided to sell the Israel Consumer Products business to a third party. In the third quarter of fiscal 2009, the Israel Consumer Products business had met the criteria set forth in ASC 360-10 to be accounted for as discontinued operations.

On November 2, 2009, the Company announced that it had signed a definitive agreement to sell the Israel Consumer Products business to Emilia Group, for approximately $55,000, of which approximately $11,000 was to be contingent upon satisfaction of contingency factors specified in the agreement. On February 26, 2010, the sale to Emilia Group was completed for approximately $47,000, of which approximately $11,000 is contingent upon satisfaction of contingency factors specified in the agreement. The change from the preliminary purchase price to the closing price was due to post-signing working capital adjustments as defined by the agreement. The final purchase price is subject to post-closing working capital adjustments as defined by the agreement. The Company is currently in arbitration in order to settle the final post-closing working capital adjustment. The Company recorded a pre-tax gain on the sale of $750, which is included in loss from discontinued operations in the consolidated statement of income for fiscal 2010. Under the terms of the agreement, the Company will provide distribution and support services for the importation of private label cosmetics from this business into the U.S. market, as well as back-office transition services in Israel for up to 12 months after the close of the transaction. These services will be fully transferred to Emilia Group by the end of the third quarter of fiscal 2011.

The Company has reflected the results of this business as discontinued operations in the consolidated statements of income for all periods presented. The assets and liabilities of this business are reflected as assets and liabilities of discontinued operations in the consolidated balance sheets for all periods presented.

The operating results related to the support and distribution services will be classified as discontinued operations as the cash flows received for providing the services are immaterial to the Company, and the Company has no significant continuing involvement in the operations of the Israel Consumer Products business.

Results of discontinued operations were as follows:

	Fiscal Year		
	2010	2009	2008
Net sales	$72,647	$89,454	$92,210
Income (loss) before income taxes (including gain on sale of $750)	$ (782)	$ 182	$ 2,498
Income tax benefit (expense)	(769)	2,769	(6,922)
Income (loss) from discontinued operations, net of tax	$(1,551)	$ 2,951	$(4,424)

The assets and liabilities classified as discontinued operations as of June 26, 2010 and June 27, 2009 were as follows:

	June 26, 2010	June 27, 2009
Cash	$ -	$ 4
Accounts receivable, net	1,689	24,438
Inventories	5,482	26,207
Prepaid expenses and other current assets	43	1,050
Current assets of discontinued operations	$7,214	$51,699
Property and equipment, net	$ -	$13,567
Other intangible assets, net	-	3,572
Other non-current assets	-	4,715
Non-current assets of discontinued operations	$ -	$21,854
Accounts payable	$ 3,518	$14,637
Accrued payroll and other accrued liabilities	1,910	4,983
Current liabilities of discontinued operations	$ 5,428	$19,620
Deferred taxes and other non-current liabilities	$ -	$11,933
Non-current liabilities of discontinued operations	$ -	$11,933

As of June 26, 2010, the remaining assets and liabilities recorded in discontinued operations relate to distribution services that will cease within a year, as specified in the transaction agreement.

NOTE 4 – EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators used in the basic and diluted EPS calculation follows:

	Fiscal Year		
	2010	2009	2008
Numerator:			
Income from continuing operations	$224,097	$141,098	$140,197
Income (loss) from discontinued operations, net of tax	(1,551)	2,951	(4,424)
Net income used for both basic and diluted EPS	$222,546	$144,049	$135,773
Denominator:			
Weighted average shares outstanding for basic EPS	91,399	92,183	93,124
Dilutive effect of share-based awards	1,446	1,446	2,086
Weighted average shares outstanding for diluted EPS	92,845	93,629	95,210

Share-based awards outstanding that were anti-dilutive totaled 24 and 225 for fiscal 2010 and fiscal 2009, respectively. For fiscal 2008, there were no share-based awards outstanding that were anti-dilutive. Share-based awards that were anti-dilutive were excluded from the diluted EPS calculation.

NOTE 5 – FINANCIAL INSTRUMENTS

ASC 820 provides a consistent definition of fair value, which focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-level hierarchy for fair value measurements. As required, effective June 29, 2008 and June 28, 2009, the Company adopted the provisions of ASC 820 for financial assets and liabilities and nonfinancial assets and liabilities, respectively. This Topic requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Either direct or indirect inputs, other than quoted prices included within Level 1, which are observable for similar assets or liabilities.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table summarizes the valuation of the Company's instruments by the above pricing categories as of June 26, 2010:

	Fair Value Measurements as of June 26, 2010 Using:			
	Total as of June 26, 2010	Quoted Prices In Active Markets (Level 1)	Prices With Other Observable Inputs (Level 2)	Prices With Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$ 64,177	$ 64,177	$ -	$ -
Investment securities	4,950	-	-	4,950
Funds associated with Israeli post employment benefits	15,044	-	15,044	-
Total	$84,171	$ 64,177	$15,044	$ 4,950
Liabilities:				
Foreign currency forward contracts, net	$ 4,056	$ -	$ 4,056	$ -
Total	$ 4,056	$ -	$ 4,056	$ -

The carrying amounts of the Company's financial instruments, consisting of cash and cash equivalents, investment securities, accounts receivable, accounts payable and variable rate long-term debt, approximate their fair value. See Note 8 regarding the fair value of the Company's restricted cash and fixed rate long-term debt. No significant transfers between Level 1 and Level 2 occurred during the six months ended June 26, 2010. The Company's policy regarding the recording of transfers between levels is to record any such transfers at the end of the reporting period.

As of June 26, 2010, the Company had $15,044 deposited in funds managed by financial institutions that are designated by management to cover post employment benefits for its Israeli employees. Israeli law generally requires payment of severance upon dismissal of an employee or upon termination of employment in certain other circumstances. These funds are included in the Company's long-term investments reported in other non-current assets.

The Company's investment securities include auction rate securities (ARS) totaling $18,000 in par value. ARS are privately placed variable rate debt instruments whose interest rates are reset within a contractual range, approximately every 7 to 35 days. Historically, the carrying value of ARS approximated their fair value due to the frequent resetting of the interest rates at auction. With the tightening of the credit markets beginning in calendar 2008, ARS have failed to settle at auction resulting in an illiquid market for these types of securities for an extended period of time. Recent indications are that a market is starting to materialize for these securities, but at a much reduced level than the pre-2008 period. Although the Company continues to earn and collect interest on these investments at the maximum contractual rate, the estimated fair value of ARS cannot be determined by the auction process until liquidity is restored to these markets.

In the absence of a liquid trading market, the Company based its estimates of the fair market value of the ARS it held on, among other things, estimates provided by Lehman Brothers, the firm that managed these investments for the Company. During the third quarter of fiscal 2008, the Company recorded an unrealized loss of $3,453, net of tax, in other comprehensive income (loss). The amount of the write-down was based on, among other things, estimates provided by Lehman Brothers. At that time, the companies that issued these securities continued to maintain their AAA counterparty credit ratings and pay the maximum interest contractually required. In addition, beginning in the third quarter of fiscal 2008, the Company reclassified the securities from current assets to other non-current assets due to the unpredictable nature and the illiquidity of the market for the securities.

In the second quarter of fiscal 2009, after Lehman Brothers filed for bankruptcy and ceased to provide estimates to the Company of the value of the auction rate securities, the Company hired an independent third-party valuation firm to assist the Company in estimating the fair value of these securities using a discounted cash flow analysis and an assessment of secondary markets. Based on this estimation and other factors, the Company concluded that an other-than-temporary impairment loss had occurred. The primary drivers of this conclusion were the magnitude of the calculated impairment and the fact that the credit ratings of the companies that had issued these securities had declined since the third quarter of fiscal 2008. Accordingly, the Company recorded an other-than-temporary impairment loss of $15,104 within Other expense in its Consolidated Statement of Income for the second quarter of fiscal 2009. Of this loss, $13,542 was attributable to a decline in market value while $1,562 was due to a foreign currency transaction loss as these U.S. dollar-denominated securities are held by the Company's Israeli subsidiary, which has a shekel functional currency.

During the fourth quarter of fiscal 2009, the Company received an updated estimate for the current fair value of these securities from an independent third-party valuation firm, using a discounted cash flow analysis and an assessment of secondary markets. Based on this estimation and other factors, the Company recorded an unrealized gain of $503, net of tax, in other comprehensive income.

Also during the fourth quarter of fiscal 2009, the Company engaged the services of an independent third-party valuation firm to assist the Company in determining the noncredit component of the previously recognized other-than-temporary impairment related to its ARS. As in accordance with ASC 320-10-65, the Company recorded a $5,000 adjustment from retained earnings to accumulated other comprehensive income to reclassify the noncredit component of the $15,104 other-than-temporary impairment charge it recognized in the second quarter of fiscal 2009.

The Company engaged the services of an independent third-party valuation firm in the second and fourth quarters of fiscal 2010 to assist the Company in updating the estimates of the current fair value of these securities. Based on updated estimates of the current fair value of these securities from the valuation firm, using a discounted cash flow analysis and an assessment of secondary markets, as well as other factors, the Company determined that the fair value of the securities remained consistent with the prior period at the recorded value of $4,961 in the second quarter and was valued at $4,393 in the fourth quarter. Accordingly, the Company recorded an unrealized loss of $568, net of tax, in other comprehensive income in the fourth quarter of 2010. The Company continued to earn and collect interest on these investments at the maximum contractual rate. The Company will continue to monitor the credit worthiness of the companies that issued these securities and other appropriate factors and make any adjustments it deems necessary to reflect the fair value of these securities.

In addition to ARS, the Company held certain collateralized debt obligations as of June 26, 2010 totaling $557, which are backed primarily by U.S. Treasury obligations.

The following table presents a rollforward of the assets measured at fair value using unobservable inputs (Level 3) at June 26, 2010:

	Investment Securities (Level 3)
Balance as of June 29, 2008	$ -
Transfers into Level 3	15,101
Previously recorded decline of fair value in other comprehensive income	3,453
Other-than-temporary impairment loss	(13,542)
Unrealized gain on ARS	503
Foreign currency translation	13
Balance as of June 27, 2009	$ 5,528
Transfers into Level 3	-
Foreign currency translation	(10)
Unrealized loss on ARS	(568)
Balance as of June 26, 2010	$ 4,950

At June 26, 2010, all of the Company's investments in debt and equity securities were classified as available-for-sale, and, as a result, were reported at fair value. The following is a summary of the Company's available-for-sale securities:

	June 26, 2010	June 27, 2009
Equity securities	$ -	$ 1
Corporate debt securities (ARS)	4,393	4,961
Other debt securities	557	569
Total	$4,950	$5,531

Excluding corporate debt securities, the fair value of available-for-sale investment securities approximated amortized cost as of June 26, 2010 and June 27, 2009. Unrealized gains and losses for investment securities other than corporate debt securities were not material and were included in other comprehensive income, net of tax. The gross realized gains and losses on the sale of these securities are determined using the specific identification method.

	Fiscal Year		
	2010	2009	2008
Proceeds from the sale of investment securities	$ -	$ -	$208,097
Gross realized gain	$ -	$ -	$ 1,028
Gross realized loss	$ -	$ -	$ 1,134

The following table summarizes the contractual maturities of debt securities at June 26, 2010:

Less than 1 year	$ 557
Due in 1 to 5 years	-
Due after 5 years	4,393
Total	$4,950

NOTE 6 – INVENTORIES

Inventories are stated at the lower of cost or market and are summarized as follows:

	June 26, 2010	June 27, 2009
Finished goods	$210,186	$168,082
Work in process	117,301	107,943
Raw materials	121,384	108,769
Total inventories	$448,871	$384,794

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

In the third quarter of fiscal 2010, the Company changed the annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment from the end of the second (Consumer Healthcare reporting units) and third quarters (Rx Pharmaceuticals and API reporting units) to the beginning of the fourth quarter of the fiscal year for all reporting units. This voluntary change in accounting method was implemented and considered preferable because (1) the use of a common testing date enables the Company to make valuation assumptions as of a consistent date for all reporting units; (2) it better aligned with the Company's annual budgeting process and allows the most recent projected financial information to be used when developing discounted cash flows in the reporting unit valuation models; and (3) it allowed the Company more time in a given fiscal reporting period to accurately assess the recoverability of goodwill and indefinite-lived intangible assets, and thus, would improve its overall financial reporting. To accommodate this change and meet the one-year testing window requirement of ASC 350, "Intangibles–Goodwill and Other", the Company evaluated goodwill and indefinite-lived intangible assets for impairment at the end of the second quarter (Consumer Healthcare reporting units), the end of the third quarter (Rx Pharmaceuticals and API reporting units) and the beginning of the fourth quarter (all reporting units) during fiscal 2010. The current and prior year testing resulted in no impairment charges being recorded.

In fiscal 2010, there were additions to goodwill in the Consumer Healthcare segment related to the acquisitions of Orion and PBM, as well as additions in the API segment related to the acquisition of Vedants. Changes in the carrying amount of goodwill, by reportable segment, were as follows:

	Consumer Healthcare	Rx Pharma-ceuticals	API	Total
Balance as of June 28, 2008	$ 86,113	$ 95,962	$100,342	$282,417
Business acquisitions	38,490	-	-	38,490
Preliminary purchase price allocation adjustment	118	-	-	118
Resolution of pre-acquisition tax contingencies	-	(7,295)	(908)	(8,203)
Currency translation adjustment	(15,576)	(16,660)	(16,663)	(48,899)
Balance as of June 27, 2009	$109,145	$72,007	$82,771	$263,923
Business acquisitions	353,671	-	4,183	357,854
Purchase price allocation adjustment	(1,732)	-		(1,732)
Currency translation adjustment	(6,286)	1,097	1,492	(3,697)
Balance as of June 26, 2010	$454,798	$73,104	$88,446	$616,348

During the third quarter of fiscal 2009, goodwill in the Rx Pharmaceuticals and API segments was adjusted for the resolution of pre-acquisition contingencies related to income tax matters associated with the Agis acquisition completed in fiscal 2005.

Other intangible assets and related accumulated amortization consisted of the following:

	June 26, 2010		June 27, 2009	
	Gross	Accumulated Amortization	Gross	Accumulated Amortization
Intangible assets subject to amortization:				
Developed product technology/ formulation and product rights	$311,438	$68,440	$198,439	$52,092
Distribution and license agreements	41,109	16,002	22,646	12,482
Customer relationships	325,333	15,118	61,180	9,207
Trademarks	4,715	711	4,643	708
Non-competition agreements	5,883	1,113	2,150	362
Total	688,478	101,384	289,058	74,851
Intangible assets not subject to amortization:				
Trade names and trademarks	6,397	-	4,896	-
Total other intangible assets	$694,875	$101,384	$293,954	$74,851

As of June 26, 2010, other intangible assets included additions made during fiscal 2010 that were attributable to the acquisitions of Vedants, Orion and PBM, as discussed in Note 2. Certain intangible assets, including developed product technology/formulation and product rights, are denominated in currencies other than the U.S. dollar; therefore, their gross and net carrying values are subject to foreign currency movements.

The Company recorded a charge for amortization expense of $26,898, $22,222 and $34,123 for fiscal 2010, 2009 and 2008, respectively, for intangible assets subject to amortization.

During the second half of fiscal 2008, additional competition entered the marketplace, exerting significant pressure on a certain product for which the Company holds a developed product formulation intangible asset. As a result, during the fourth quarter of fiscal 2008, the Company recorded an impairment charge of $10,346 within cost of sales in its Rx Pharmaceuticals segment for the write-down of the intangible asset related to that product. The $10,346 represented the difference between the intangible asset's net carrying value and fair value as determined by a discounted cash flow analysis.

In the third quarter of fiscal 2008, the Company's Israeli subsidiary and a customer agreed to terminate a license agreement. The terms of the agreement included a one-time cash payment of $8,500 from the customer in lieu of expected future minimum royalty payments. The Company recognized the full $8,500 in net sales for the Rx Pharmaceuticals segment in the third quarter of fiscal 2008. In addition, as part of the Agis acquisition in March 2005, the Company had recorded an intangible asset related to the license agreement. In the third quarter of fiscal 2008, the Company wrote off the remaining net book value of $3,513, all of which was recognized within cost of sales.

Estimated future amortization expense includes the additional amortization related to recently acquired intangible assets subject to amortization. The estimated amortization expense for each of the following five years is as follows:

Fiscal Year	Amount
2011	$43,500
2012	46,900
2013	48,500
2014	48,500
2015	47,600

NOTE 8 - INDEBTEDNESS

Total borrowings outstanding were $1,344,000 at June 26, 2010 and $892,181 at June 27, 2009. Total borrowings are presented on the balance sheet as follows:

	June 26, 2010	June 27, 2009
Short-term debt:		
Swingline loan	$ 9,000	$ -
Current portion of long-term debt:		
Letter of undertaking-Israeli subsidiary	400,000	-
Debenture - Israeli subsidiary	-	17,181
Total	409,000	17,181
Long-term debt, less current maturities:		
Revolving line of credit	95,000	50,000
Term loans	225,000	225,000
Senior notes	615,000	200,000
Letter of undertaking – Israeli subsidiary	-	400,000
Total	935,000	875,000
Total debt	$1,344,000	$892,181

On May 26, 2010, the Company's India subsidiary executed a short-term credit line with The Hong Kong and Shanghai Banking Corporation Ltd. Funds are available for working capital and general business purposes in one or more draws under the line in an aggregate amount not to exceed approximately $3,000. Terms and conditions of the line are normal and customary for similar lines in India. The interest rate on this facility as of June 26, 2010 was 9.5%. The credit line expires after 180 days but can be extended by mutual agreement of the parties. The Company's India subsidiary had not drawn on this line as of the end of its fiscal 2010.

On May 29, 2008, the Company entered into a Master Note Purchase Agreement (Note Agreement) with various institutional investors providing for the private placement of senior notes consisting of $75,000, 5.97% Series 2008-A senior notes, due May 29, 2015, and $125,000, 6.37% Series 2008-B senior notes, due May 29, 2018 (collectively, the Series 2008 Notes). Contemporaneously with the acquisition of PBM, on April 30, 2010, the Company entered into a First Supplement to the Note Agreement with various institutional investors providing for the private placement of senior notes consisting of $115,000, 4.91% Series 2010-A senior notes, due April 30, 2017, $150,000, 5.45% Series 2010-B senior notes, due April 30, 2020, and $150,000, 5.55% Series 2010-C senior notes, due April 30, 2022 (collectively, the Series 2010 Notes). The Series 2010 Notes, together with the Series 2008 Notes, are collectively referred to herein as the Notes. The obligations under the Notes are guaranteed by certain of the Company's subsidiaries, and the Notes are secured, on a ratable basis with the Company's bank debt, by a lien on certain assets of the Company and the subsidiary guarantors. Interest on the Notes is payable semi-annually. The Company may at any time prepay, at a cost, all or any part of the Notes subject to the terms specified in the Note Agreement and must offer to prepay the Notes upon a change of control (as defined in the Note Agreement). Restrictive covenants apply to, among other things, minimum levels of interest coverage and debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) ratios, additional liens, mergers or consolidations, and sales of assets. The Company was in compliance with all Note Agreement covenants as of June 26, 2010. As of June 26, 2010, the estimated fair value of the Notes was $644,016. As of June 27, 2009, the estimated fair value of the Series 2008 Notes was $206,985. Fair values were calculated by discounting the future cash flows of the financial instruments to their present value, using interest rates currently offered for borrowings and deposits of similar nature and remaining maturities.

On April 22, 2008, the Company entered into a Term Loan Agreement (Loan Agreement) to provide for additional term loan borrowings. Under the terms of the Loan Agreement, the initial term loan commitment is $125,000, subject to increase by mutual agreement of the Company and the lenders as specified in the Loan Agreement. The applicable interest rate is determined by the type of loan requested by the Company, with Eurodollar loans bearing interest at the London Interbank Offered Rate (LIBOR) plus an applicable borrowing margin determined by the Company's leverage ratio over the trailing four quarters and Alternative Base Rate (ABR) loans bearing interest at the highest of the JP Morgan Chase Bank N.A. Prime Rate, the Base CD Rate plus 100 basis points and the Federal Funds Effective Rate plus 50 basis points. All of the Company's loans outstanding under the Loan Agreement were Eurodollar loans, and the interest rate was 1.1875% and 1.875% as of June 26, 2010 and June 27, 2009, respectively. Actual rates ranged from 1.0625% to 1.875% and 1.875% to 4.875% for fiscal 2010 and 2009, respectively. The obligations under the Loan Agreement are guaranteed by certain subsidiaries of the Company and are secured by a pledge of 65% of the stock of certain foreign subsidiaries. The Loan Agreement is subject to certain debt level limitations, as specified in the Loan Agreement, as well as restrictive covenants, which are the same as those in the 2005 credit agreement discussed below. The maturity date of the term loans is April 22, 2013. The Company intends to use the proceeds of the term loans for general corporate purposes and to enhance liquidity.

On March 16, 2005, the Company and certain foreign subsidiaries entered into a credit agreement with a group of banks (Credit Agreement) which provides an initial revolving loan commitment of $250,000 and an initial term loan commitment of $100,000, each subject to increase or decrease as specified in the Credit Agreement. Both loans bear an interest rate of ABR or LIBOR plus an applicable margin determined by the Company's leverage ratio over the trailing four quarters. The interest rate on the revolving loan was 0.7487% and 1.565% as of June 26, 2010 and June 27, 2009, respectively. The interest rate on the term loan was 0.9375% and 1.675% as of June 26, 2010 and June 27, 2009, respectively. Actual rates for the revolving loan ranged from 0.7125% to 1.565% and 1.565% to 5.1125% for fiscal 2010 and 2009, respectively. Actual rates for the term loan ranged from 0.8625% to 1.675% and 1.675% to 5.2625% for fiscal 2010 and 2009, respectively. Additionally, the Credit Agreement provides for short term swingline loans at negotiable rates of interest subject to a maximum amount of $25,000 drawn at any time. As of June 26, 2010, the interest rate on the swingline was 1.5%. As of June 26, 2010, borrowings under the swingline and revolving loan commitment were $9,000 and $95,000, respectively. As of June 27, 2009, there were no swingline borrowings outstanding and $50,000 of borrowings outstanding under the revolving loan commitment. Remaining availability under the revolving loan commitment was $146,000 and $200,000 as of June 26, 2010 and June 27, 2009, respectively.

The obligations under the Credit Agreement are guaranteed by certain subsidiaries of the Company and the Company will guarantee obligations of foreign subsidiary borrowers. In some instances, the obligations may be secured by a pledge of 65% of the stock of foreign subsidiaries. The maturity date of the term and revolving loans under the Credit Agreement is October 30, 2011. Restrictive loan covenants apply to, among other things, minimum levels of interest coverage and debt to EBITDA ratios. The Company was in compliance with all Credit Agreement and Loan Agreement covenants as of June 26, 2010.

On March 16, 2005, the Company's Israeli holding company subsidiary entered into a letter of undertaking and obtained a loan in the sum of $400,000. The loan has a ten-year term with a fixed annual interest rate of 5.025%. The Company may prepay the loan upon 30 days written notice. The lender may demand prepayment or the Company may prepay the loan in whole or in part upon 90 days written notice on the interest payment date that is 24 months after the loan date and every 12 months subsequent to this date. The terms require the Company to maintain a deposit of $400,000 in an uninsured account with the lender as security for the loan. This deposit has a fixed 4.9% yield. The Company does not have the right to withdraw any amounts from the deposit account including any interest earned until the loan has been paid in full or unless it receives consent from the lender. Earned interest is released to the Company on each interest payment date so long as all interest due on the loan has been paid by the Company. Subsequent to the end of fiscal 2010, the Company elected to prepay the entire loan balance of $400,000 using the restricted cash deposit discussed above. The prepayment was completed on July 19, 2010. As a result, the fair values of both the letter of undertaking and the restricted cash deposit approximated their carrying values and have been classified in current liabilities and current assets, respectively, on the balance sheet as of June 26, 2010. As of June 27, 2009, the fair values of the letter of undertaking and the corresponding deposit were $420,502 and $420,574, respectively. Fair values were calculated by discounting the future cash flows of the financial instruments to their present value, using interest rates currently offered for borrowings and deposits of similar nature and remaining maturities.

The Company's Israeli subsidiary paid the third and final annual installment of its debenture in the third quarter of fiscal 2010 for $17,771. The debenture, which was guaranteed by the Company, had a fixed interest rate of 5.6%, and the principal of the loan was linked to the increase in the Israel Consumer Price Index.

The annual maturities of short-term and long-term debt are as follows:

2011(1)	$ 409,000
2012	195,000
2013	125,000
2014	-
2015	75,000
Thereafter	540,000

(1) Includes prepayment of letter of undertaking, as described above.

NOTE 9 – ACCOUNTS RECEIVABLE SECURITIZATION

On July 23, 2009, the Company entered into an accounts receivable securitization program (the Securitization Program) with several of its wholly owned subsidiaries and Bank of America Securities, LLC (Bank of America). The Securitization Program is a 364-day facility, and on July 22, 2010, the Company renewed the Securitization Program with Bank of America, as Agent, and Wells Fargo Bank, National Association (Wells Fargo) as Managing Agent, together, the Committed Investors.

Under the terms of the Securitization Program, the subsidiaries sell certain eligible trade receivables to a wholly owned bankruptcy remote special purpose entity (SPE), Perrigo Receivables, LLC. The Company has retained servicing responsibility. The SPE will then transfer an interest in the receivables to the Committed Investors. Under the terms of the Securitization Program, Bank of America and Wells Fargo have committed $100,000 and $50,000, respectively, for a total amount to which the Company can effectively borrow up to $150,000. The interest rate on the borrowings is based on a thirty-day LIBOR rate plus 0.55%. If the LIBOR rate is not available to the Company, the Company may borrow at an alternate rate equal to the greatest of: (i) the Federal Funds Rate plus 1.50%; or (ii) the rate of interest in effect as publicly announced from time to time by the applicable Managing Agent as its "prime rate" plus 2.00%. In addition, a non-use fee of 0.55% is applied to the unutilized portion of the $150,000 commitment. Under the terms of the Securitization Program, the Company may elect to have the entire amount or any portion of the facility unutilized. As of June 26, 2010, there were no borrowings outstanding under the Securitization Program.

Any borrowing made pursuant to the Securitization Program will be classified as short-term debt in the Company's consolidated balance sheet. The amount of the eligible receivables will vary during the year based on seasonality of the business and could, at times, limit the amount available to the Company from the sale of these interests.

NOTE 10 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company accounts for derivatives in accordance with Topic 815, which establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at fair value. Additionally, changes in the derivative's fair value shall be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met for cash flow hedges, the changes in a derivative's fair value are recorded in shareholders' equity as a component of other comprehensive income, net of tax. These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument effect earnings. All of the Company's designated hedging instruments are classified as cash flow hedges.

The Company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. It is the Company's policy to manage its credit risk on these transactions by dealing only with financial institutions having a long-term credit rating of "A" or better and by distributing the contracts among several financial institutions to diversify credit concentration risk.

Interest Rate Hedging

The Company executes treasury-lock agreements (T-Locks) and interest rate swap agreements to manage its exposure to changes in interest rates related to its long-term borrowings. For derivative instruments designated as cash flow hedges, changes in the fair value, net of tax, are reported as a component of other comprehensive income.

In the third quarter of fiscal 2010, with the expected issuance of long-term debt to partially fund the PBM acquisition, the Company entered into T-Locks with a notional value of $230,000 to hedge the exposure to the possible rise in the benchmark interest rate prior to the issuance of the Series 2010 Notes discussed in Note 8. The T-Locks, which the Company designated as cash flow hedges, were settled in the fourth quarter of fiscal 2010 upon the issuance of the Senior 2010 Notes for a cumulative gain of $2,253, of which approximately $225 is expected to be recognized in earnings in fiscal 2011. The cumulative gain was recorded in other comprehensive income and is being amortized to earnings as a reduction to interest expense over the life of the Senior 2010 Notes.

In conjunction with the Credit Agreement discussed in Note 8, during the fourth quarter of fiscal 2005, the Company entered into two interest rate swap agreements to reduce the impact of fluctuations in interest rates on the aforementioned term and revolving commitments thereunder. These interest rate swap agreements were contracts to exchange floating rate for fixed rate interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements were used to measure interest to be paid or received and did not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements was recognized as an adjustment to interest expense.

The interest rate swap agreements fixed the interest rate at 4.77% on an initial notional amount of principal of $50,000 on the revolving loan and $100,000 on the term loan. During the first quarter of fiscal 2010, the Company repaid its $50,000 revolving loan commitment. Due to the repayment of the loan, the Company recorded an additional $1,100 in Other expense related to the termination and ultimate cash settlement of the interest rate swap agreement. The remaining interest rate swap agreement on the $100,000 term loan expired on March 16, 2010.

In accordance with ASC 815, the Company designated the above interest rate swaps as cash flow hedges and formally documented the relationship between the interest rate swaps and the variable rate borrowings, as well as its risk management objective and strategy for undertaking the hedge transaction. This process included linking the derivative to the specific liability or asset on the balance sheet. The Company also assessed, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction was highly effective in offsetting changes in the cash flows of the hedged item. The effective portion of unrealized gains (losses) was deferred as a component of accumulated other comprehensive income and was recognized in earnings at the time the hedged item affected earnings. Any ineffective portion of the change in fair value was immediately recognized in earnings.

Foreign Currency Contracts

The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business, which the Company manages through the use of foreign currency put, call and forward contracts. For foreign currency contracts designated as cash flow hedges, changes in the fair value of the foreign currency contracts, net of tax, are reported as a component of other comprehensive income. For foreign currency contracts not designated as hedges, changes in fair value are recorded in current period earnings.

The Company's foreign currency hedging program consists of cash flow hedges. The Company enters into foreign currency forward contracts in order to hedge the impact of fluctuations of foreign exchange on expected future purchases and related payables denominated in a foreign currency. These forward contracts have a maximum maturity date of twelve months. In addition, the Company enters into foreign currency forward contracts in order to hedge the impact of fluctuations of foreign exchange on expected future sales and related receivables denominated in a foreign currency. These forward contracts also have a maximum maturity date of twelve months. The Company did not have any foreign currency put or call contracts as of June 26, 2010.

In accordance with ASC 815, the Company has designated certain forward contracts as cash flow hedges and has formally documented the relationships between the forward contracts and the hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. This process includes linking the derivative to the specific liability or asset on the balance sheet. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. The effective portion of unrealized gains (losses) is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the time the hedged item affects earnings. Any ineffective portion of the change in fair value is immediately recognized in earnings.

The effects of derivative instruments on the Company's consolidated financial statements were as follows as of June 26, 2010 and June 27, 2009 and for the twelve months then ended June 26, 2010 and the six months then ended June 27, 2009 (amounts presented exclude any income tax effects):

Fair Values of Derivative Instruments in Consolidated Balance Sheet
(Designated as (non)hedging instruments under Topic 815)

	Asset Derivatives		
	Balance Sheet Location	Fair Value	
		June 26, 2010	June 27, 2009
Hedging derivatives:			
Foreign currency forward contracts	Other current assets	$51	$1,764
Total hedging derivatives		$51	$1,764
Non-hedging derivatives:			
Foreign currency forward contracts	Other current assets	$802	$26
Total non-hedging derivatives		$802	$26

	Liability Derivatives		
	Balance Sheet Location	Fair Value	
		June 26, 2010	June 27, 2009
Hedging derivatives:			
Interest rate swap agreements	Accrued liabilities	$ -	$4,291
Foreign currency forward contracts	Accrued liabilities	4,827	449
Total hedging derivatives		$4,827	$4,740
Non-hedging derivatives:			
Foreign currency forward contracts	Accrued liabilities	$82	$1,290
Total non-hedging derivatives		$82	$1,290

Effects of Derivative Instruments on Income and OCI for the twelve months ended June 26, 2010 and six months ended June 27, 2009

Derivatives in Topic 815 Cash Flow Hedging Relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)		Location and Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)			Location and Amount of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
	June 26, 2010	June 27, 2009		June 26, 2010	June 27, 2009		June 26, 2010	June 27, 2009
Interest rate swap agreements	$ 1,767	$ (622)	Interest, net	$(3,569)	$(2,481)	Other expense	$(1,100)	$ -
Foreign currency forward contracts	(6,278)	1,500	Net sales	(1,080)	(100)	Cost of sales	(33)	37
			Cost of sales	2,036	(202)			
			Interest, net	55	38			
			Other income (expense), net	(1,858)	511			
Total	$(4,511)	$ 878		$(4,416)	$(2,234)		$(1,133)	$37

Derivatives Not Designated as Hedging Instruments under Topic 815	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivative	
		June 26, 2010	June 27, 2009
Foreign currency forward contracts	Interest, net	$ (65)	$(1,195)
Foreign currency forward contracts [1]	Other income (expense), net	1,778	1,757
Total		$1,713	$562

[1] The net hedge result offsets the revaluation of the underlying balance sheet exposure, which is also recorded in Other expense.

NOTE 11 - POST EMPLOYMENT PLANS

Qualified Profit-Sharing and Investment Plans

The Company has a qualified profit-sharing and investment plan under Section 401(k) of the Internal Revenue Code (IRC), which covers substantially all domestic employees in Michigan, South Carolina, New York and Florida. The Company's contributions to the plan include an annual nondiscretionary contribution of 3% of an employee's eligible compensation and a discretionary contribution at the option of the Board of Directors. Additionally, the Company matches a portion of employees' contributions. The Company's contributions to the plan were $25,545, $12,908, and $12,675 in fiscal 2010, 2009 and 2008, respectively.

As a result of the acquisition of PBM, the Company has an additional qualified investment plan under Section 401(k) of the IRC, covering employees at PBM. The Company plans to merge this plan with the Company's plan described above effective January 1, 2011.

As a result of the acquisition of JBL, the Company had an additional qualified investment plan under Section

401(k) of the IRC, which covered employees at Perrigo Holland, Inc. (formerly J.B. Laboratories, Inc.). The Company's contribution to the plan was $713 for fiscal 2009. This plan was merged with the Company's plan described above as of January 1, 2009.

Israeli Post Employment Benefits

Israeli labor laws and agreements require the Company to pay benefits to employees dismissed or retiring under certain circumstances. Severance pay is calculated on the basis of the most recent employee salary levels and the length of employee service. The Company's Israeli subsidiaries also provide retirement bonuses to certain managerial employees. The Company makes regular deposits to retirement funds and purchases insurance policies to partially fund these liabilities. The deposited funds may be withdrawn only upon the fulfillment of requirements pursuant to Israeli labor laws. The liability related to these post employment benefits, which is recorded in other non-current liabilities, was $18,766 at June 26, 2010. The Company funded $15,044 of this amount, which is recorded in other non-current assets, as of June 26, 2010. As of June 27, 2009, the liability and corresponding asset related to these post employment benefits were $23,000 and $17,522, respectively. The Company's contributions to the above plans were $1,029, $1,830 and $2,296 for fiscal 2010, 2009 and 2008, respectively.

Deferred Compensation Plans

The Company has non-qualified plans related to deferred compensation and executive retention that allow certain employees and directors to defer compensation subject to specific requirements. Although the plans are not formally funded, the Company owns insurance policies with a cash surrender value of $8,948 at June 26, 2010 and $5,467 at June 27, 2009 that are intended as a long-term funding source for these plans. The assets, which are recorded in other non-current assets, are not a committed funding source and may, under certain circumstances, be subject to claims from creditors. The deferred compensation liability, which is recorded in other non-current liabilities, was $9,295 at June 26, 2010 and $7,586 at June 27, 2009.

Postretirement Medical Benefits

The Company provides certain healthcare benefits to eligible U.S. employees and their dependents who meet certain age and service requirements when they retire. Generally, benefits are provided to eligible retirees after age 65 and to their dependents. Increases in the Company contribution for benefits are limited to increases in the CPI. Additional healthcare cost increases are paid through participant contributions. The Company accrues the expected costs of such benefits during a portion of the employees' years of service. The plan is not funded. Under current plan provisions, the plan is not eligible for any federal subsidy related to the Medicare Modernization Act of 2003 Part D Subsidy. The unfunded accumulated projected benefit obligation was $2,667 at June 26, 2010 and $2,311 at June 27, 2009. In accordance with ASC 715-30-35, which became effective for the Company in the fourth quarter of fiscal 2007, the Company records unrecognized actuarial gains and losses as a component of accumulated other comprehensive income. As of June 26, 2010 and June 27, 2009, an unrecognized actuarial loss of $432 and $398, respectively, was included in accumulated other comprehensive income on a net of tax basis – see Note 13. Net periodic benefit gain was $309, $344 and $396 in fiscal 2010, 2009 and 2008, respectively.

NOTE 12 - SHAREHOLDERS' EQUITY

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid dividends of $22,329, $19,957 and $18,219, or $0.2425, $0.215 and $0.195 per share, during fiscal 2010, 2009 and 2008, respectively. The declaration and payment of dividends and the amount paid, if any, are subject to the discretion of the Board of Directors and will depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

The Company has had a common stock repurchase program. Purchases were made on the open market, subject to market conditions and were funded by available cash or borrowings. On February 1, 2008, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $150,000. The Company completed purchases under this plan on December 16, 2009. The previous repurchase plan was approved on February 8, 2007 and was exhausted during the third quarter of fiscal 2008. All common stock repurchased by the Company becomes authorized but unissued stock and is available for reissuance in the future for general corporate purposes. The Company repurchased 2,062 shares of common stock for $71,088 during fiscal 2010. The Company repurchased 1,836 and 2,496 shares of common stock for $62,489 and $78,164 during fiscal 2009 and 2008, respectively. Private party transactions accounted for 85, 42 and 35 shares in fiscal 2010, 2009 and 2008, respectively.

Share-Based Compensation Plans

All share-based compensation for employees and directors is granted under the 2008 Long-Term Incentive Plan, as amended. The plan has been approved by the Company's shareholders and provides for the granting of awards to its employees and directors. As of June 26, 2010, there were 6,331 shares available to be granted. The purpose of the plan is to attract and retain individuals of exceptional managerial talent and encourage these individuals to acquire a vested interest in the Company's success and prosperity. The awards that are granted under this program primarily include non-qualified stock options, incentive stock options, restricted shares and restricted share units. Restricted shares are generally service based, requiring a certain length of service before vesting occurs, while restricted share units can be either service based or performance based. Performance-based restricted share units require a certain length of service until vesting; however, they contain an additional performance feature, which can vary the amount of shares ultimately paid out based on certain performance criteria specified in the plan. Awards granted under the plan vest and may be exercised and/or sold from one to ten years after the date of grant based on a vesting schedule.

Share-based compensation expense was $14,696 for fiscal 2010, $10,353 for fiscal 2009 and $8,469 for fiscal 2008. The income tax benefit recognized was $15,355 for fiscal 2010, $4,982 for fiscal 2009 and $13,906 for fiscal 2008. As of June 26, 2010, unrecognized share-based compensation expense was $14,693 and will be recognized within approximately three years. Proceeds from the exercise of stock options and excess income tax benefits attributable to stock options exercised are credited to common stock.

A summary of activity related to stock options is presented below:

	For the year ended June 26, 2010			
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Beginning options outstanding	3,052	$17.64		
Granted	315	$30.98		
Exercised	(1,385)	$15.39		
Terminated / forfeited	(10)	$22.76		
Ending options outstanding	1,972	$21.33	6.35	$74,679
Options exercisable	834	$18.17	5.01	$34,206
Options expected to vest	1,104	$23.61	7.32	$39,297

The aggregate intrinsic value for options exercised during the year was $41,127 for fiscal 2010, $13,700 for fiscal 2009 and $43,592 for fiscal 2008. The weighted average fair value per share at the grant date for options granted during the year was $10.29 for fiscal 2010, $10.43 for fiscal 2009 and $5.54 for fiscal 2008. The fair values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal Year		
	2010	2009	2008
Dividend yield	.7%	.7%	1.0%
Volatility, as a percent	33.6%	29.9%	21.8%
Risk-free interest rate	2.7%	2.9%	4.3%
Expected life in years after vest date	2.6	2.0	3.0

Volatility used in the valuation model was based on historical volatility. The risk-free interest rate was based on the yield of U.S. government securities with a maturity date that coincides with the expected term of the option. The expected life in years after vest date was estimated based on past exercise behavior of employees.

A summary of activity related to non-vested restricted shares is presented below:

	For the year ended June 26, 2010			
	Number of Non-Vested Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Beginning non-vested restricted shares outstanding	168	$17.46		
Granted	15	$39.62		
Vested	(154)	$17.28		
Cancelled	-	$ -		
Ending non-vested restricted shares outstanding	29	$29.94	.25	$1,725

The weighted average fair value per share at the date of grant for restricted shares granted during the year was $39.62 for fiscal 2010, $34.49 for fiscal 2009 and $21.43 for fiscal 2008. The total fair value of restricted shares that vested during the year was $2,661 for fiscal 2010, $1,872 for fiscal 2009 and $7,095 for fiscal 2008.

A summary of activity related to non-vested service-based restricted share units is presented below:

	For the year ended June 26, 2010			
	Number of Non-Vested Service Based Share Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Beginning non-vested service-based share units outstanding	364	$27.15		
Granted	193	$30.56		
Vested	(18)	$32.31		
Cancelled	(8)	$28.37		
Ending non-vested service-based share units outstanding	531	$28.20	1.15	$31,436

The weighted average fair value per share at the date of grant for service-based restricted share units granted during the year was $30.56 for fiscal 2010, $35.78 for fiscal 2009 and $21.12 for fiscal 2008. The total fair value of restricted share units that vested during the year was $597 for fiscal 2010, $63 for fiscal 2009 and $40 for fiscal 2008.

A summary of activity related to non-vested performance-based restricted share units is presented below:

	For the year ended June 26, 2010			
	Number of Non-Vested Performance Based Share Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Beginning non-vested performance-based share units outstanding	326	$26.59		
Granted	145	$39.98		
Vested	(166)	$20.29		
Cancelled	(2)	$44.18		
Ending non-vested performance-based share units outstanding	303	$42.95	1.11	$17,950

The weighted average fair value per share at the date of grant for performance based restricted share units granted during the year was $39.98 for fiscal 2010, $35.85 for fiscal 2009 and $27.27 for fiscal 2008. The weighted average fair value of performance based restricted share units can fluctuate depending upon the success or failure of the achievement of performance criteria as set forth in the plan. The Company's first performance-based restricted share units vested during fiscal 2010 and had a total fair value of $3,372.

NOTE 13 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income (loss) is comprised of all changes in shareholders' equity during the period other than from transactions with shareholders. Accumulated other comprehensive income and fiscal year activity consisted of the following:

	Fair value of derivative financial instruments, net of tax	Foreign currency translation adjustments	Fair value of investment securities, net of tax	Post-retirement liability adjustments, net of tax	Accumulated other comprehensive income
Balance as of June 28, 2008	$ (2,234)	$ 160,198	$ (4,905)	$ 2,125	$ 155,184
Adjustment to adopt ASC 320-10-65	-	-	(5,000)	-	(5,000)
Other comprehensive income (loss)	300	(103,450)	3,956	(398)	(99,592)
Balance as of June 27, 2009	(1,934)	56,748	(5,949)	1,727	50,592
Other comprehensive income (loss)	1,668	(12,212)	(568)	(432)	(11,544)
Balance as of June 26, 2010	$ (266)	$ 44,536	$ (6,517)	$ 1,295	$ 39,048

At June 27, 2009, upon adoption of ASC 320-10-65, the Company recorded a $5,000 adjustment from retained earnings to accumulated other comprehensive income to reclassify the noncredit component of the $15,104 other-than-temporary impairment charge it recognized in the third quarter of fiscal 2009.

For fiscal 2009, foreign currency translation adjustments reflect the impact of large fluctuations in certain foreign currency values, primarily the Israeli shekel and the British pound sterling, relative to the U.S. dollar.

NOTE 14 - INCOME TAXES

Pre-tax income and the provision for income taxes from continuing operations are summarized as follows:

	Fiscal Year		
	2010	2009	2008
Pre-tax income:			
U.S.	$190,104	$137,839	$101,865
Foreign	118,082	65,941	76,081
Total	$308,186	$203,780	$177,946
Provision for income taxes:			
Current:			
Federal	$63,992	$49,692	$38,769
State	7,042	4,892	3,924
Foreign	29,128	11,416	2,112
Subtotal	100,162	66,000	44,805
Deferred:			
Federal	261	(4,474)	(4,209)
State	(554)	488	140
Foreign	(15,780)	668	(2,987)
Subtotal	(16,073)	(3,318)	(7,056)
Total	$84,089	$62,682	$37,749

A reconciliation of the provision based on the Federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Year		
	2010	2009	2008
	%	%	%
Provision at Federal statutory rate	35.0	35.0	35.0
State income taxes, net of Federal benefit	2.1	2.7	1.3
Foreign tax rate differences	(4.1)	(5.9)	(9.6)
Expenses not deductible for tax purposes/ deductions not expensed for book, net	(1.7)	(0.7)	(2.2)
Approved enterprise benefit	(3.3)	(2.4)	(3.6)
Israeli statutory tax rate change	(1.5)	-	-
Israeli tax ruling	-	-	(2.4)
Non-deductible write-off of in-process research and development	-	-	0.8
International capital loss	-	2.0	-
API restructuring - Germany	0.4	1.1	-
Foreign tax credit	(1.6)	-	-
Research and development credit	(0.3)	(1.4)	(0.5)
Other	2.3	0.4	2.4
Effective income tax rate	27.3	30.8	21.2

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries, except for Israel taxes on pre-acquisition approved enterprise earnings, because those earnings are considered permanently reinvested in the operations of those subsidiaries. There is approximately $235,000 of foreign earnings and profits for which taxes have not been provided.

Deferred income taxes arise from temporary differences between the financial reporting and the tax reporting basis of assets and liabilities and operating loss and tax credit carry forwards for tax purposes. The components of the net deferred income tax asset (liability) are as follows:

	Fiscal Year	
	2010	2009
Deferred income tax asset (liability):		
Property and equipment	$(59,851)	$(62,010)
Inventory basis differences	17,434	14,883
Accrued liabilities	16,191	14,598
Allowance for doubtful accounts	2,310	3,544
Research and development	5,024	6,723
State operating loss carry forwards	1,340	1,348
State credit carry forwards	2,806	282
International operating loss carry forwards	1,090	1,761
International capital loss carry forwards	7,930	4,013
Domestic capital loss carry forwards	6,026	-
Unearned revenue	2,458	2,024
Share-based compensation	7,949	6,647
Pre-acquisition approved enterprise earnings	(28,210)	(32,031)
Other, net	5,962	1,171
Subtotal	(11,541)	(37,047)
Valuation allowance for carry forwards	(17,144)	(5,018)
Net deferred income tax asset (liability):	$(28,685)	$(42,065)

The above amounts are classified in the consolidated balance sheet as follows:

	June 26, 2010	June 27, 2009
Assets	$ 26,648	$ 23,261
Liabilities	(55,333)	(65,326)
Net deferred income tax liability	$(28,685)	$(42,065)

At June 26, 2010, the Company had gross carry forwards as follows: state net operating losses of $73,635, state credits of $8,113, international net operating losses of $6,229, domestic capital losses of $17,217 and international capital losses of $44,056. At June 26, 2010, gross valuation allowances had been provided for state net operating loss carry forwards in the amount of $38,376, $6,977 for state credit carry forwards, $1,106 for international net operating loss carry forwards and $17,217 for domestic capital loss carry forwards and $43,555 for international capital carry loss forwards as utilization of such carry forwards within the applicable statutory periods is uncertain. The domestic capital loss carryforward expires through 2015; the state net operating loss carry forwards expire through 2029. A portion of the international capital loss carryforwards expire through 2019, the balance and international net operating losses have no expiration. The valuation allowances for these net operating loss carry forwards are adjusted annually, as necessary. After application of the valuation allowances described above, the Company anticipates no limitations will apply with respect to utilization of the net deferred income tax assets described above.

The following table summarizes the activity related to amounts recorded for uncertain tax positions, excluding interest and penalties, for the years ended June 26, 2010 and June 27, 2009:

	Unrecognized Tax Benefits
Balance at June 29, 2008	$53,112
Additions:	
Positions related to the current year	14,610
Positions of prior years	1,064
Reductions:	
Positions related to the current year	-
Positions of prior years	(5,031)
Settlements with taxing authorities	(11,116)
Lapse of statutes of limitation	(4,996)
Balance at June 27, 2009	47,643
Additions:	
Positions related to the current year	15,873
Positions of prior years	4,479
Reductions:	
Positions related to the current year	-
Positions of prior years	(231)
Settlements with taxing authorities	(40)
Lapse of statutes of limitation	(3,234)
Balance at June 26, 2010	$64,490

During fiscal 2009, the total liability, including interest and penalties, for uncertain tax positions decreased by $13,270. This reduction is primarily due to the settlement of audit activities, including tax payments, expiring statutes and/or final decisions in matters that are the subject of controversy in various taxing jurisdictions in which the Company operates. The Company's unrecognized tax benefits as of June 27, 2009, including interest and penalties, totaled $53,932.

During fiscal 2010, the total liability, including interest and penalties, for uncertain tax positions increased by $17,402, of which $127 was accounted for as an increase to goodwill, bringing the Company's total unrecognized tax benefits to $71,334 as of June 26, 2010.

Included in the liability for uncertain tax positions at June 26, 2010 and June 27, 2009 were $71,334 and $53,932, respectively, of unrecognized tax benefits that, if recognized, would impact the effective tax rate in future periods.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. The impact related to interest and penalties on the effective tax rate for fiscal 2010 amounted to a $2,313 unfavorable impact. For fiscal 2009, the Company recognized a $6,500 favorable impact resulting from the settlement of audit activities, including tax payments, expiring statutes and/or final decisions in matters that are the subject of controversy in various taxing jurisdictions in which the Company operates. The total amount accrued for interest and penalties in the liability for uncertain tax positions was $14,370 and $12,057 as of June 26, 2010 and June 27, 2009, respectively.

The Company files income tax returns in the U.S., various state and local jurisdictions, and multiple foreign jurisdictions, and is therefore subject to periodic audits by domestic and foreign tax authorities. The U.S. and Israel, the Company's primary income tax liability jurisdictions, may be subject to examination by Internal Revenue Service for all fiscal years after 2006 and by the Israeli Tax Authority for all fiscal years after 2005.

The Company believes that it is reasonably possible that the liability for unrecognized tax benefits may significantly change in the next twelve months. The Company is not able to reasonably estimate the changes to unrecognized tax benefits that will be required in future periods.

Tax Rate Reductions

In July 2009, Israel enacted a new law change to lower its statutory corporate tax rate as follows: 24% for 2010, 23% for 2011, 22% for 2012, 21% for 2013, 20% for 2014 and 18% for 2015 and thereafter. Under prior Israel law the statutory rates were: 27% for 2008, 26% for 2009 and 25% for 2010 and thereafter.

Tax Exemptions in Israel

Certain of the Company's Israel subsidiaries have been granted approved enterprise status under the Law for the Encouragement of Capital Investments (1959). Income derived from such entities is entitled to various tax benefits beginning in the year the subsidiary first generates taxable income. These benefits apply to an entity depending on certain elections. Certain subsidiaries have elected alternative tax benefits and are entitled to tax exemption for ten years. The period of benefits for these subsidiaries expires through 2016. Once the benefits period expires, income from these subsidiaries will be taxed at the applicable statutory rate.

These benefits are generally granted with the understanding that cash dividends will not be distributed from the affected income. Should dividends be distributed out of tax exempt income, the subsidiary would be required to pay a 10% to 25% tax on the distribution. The Company does not currently intend to cause distribution of a dividend, which would involve additional tax liability in the foreseeable future; therefore, no provision has been made for such tax on post-acquisition earnings.

Certain other conditions apply to maintain entitlement to these tax benefits. Failure to comply with these conditions may cancel the benefits, in whole or in part, and repayment of the amount of tax benefits with interest may be required. All affected subsidiaries are currently in compliance with these conditions.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

The Company leases certain assets, principally warehouse facilities and computer equipment, under agreements that expire at various dates through calendar 2014. Certain leases contain provisions for renewal and purchase options and require the Company to pay various related expenses. Future non-cancelable minimum operating lease commitments are as follows: 2011--$15,905; 2012--$10,043; 2013--$8,176; 2014--$5,619; 2015 – $3,459 and thereafter--$2,177. Rent expense under all leases was $17,635, $16,077 and $12,550 for fiscal 2010, 2009 and 2008, respectively.

On March 11, 2009, a purported shareholder of the Company named Michael L. Warner ("Warner") filed a lawsuit in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, including the President and Chief Executive Officer, Joseph Papa, and the Chief Financial Officer, Judy Brown, among others. The plaintiff sought to represent a class of purchasers of the Company's common stock during the period between November 6, 2008 and February 2, 2009. The complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the Exchange Act). The plaintiff generally alleged that the Company misled investors by failing to disclose, prior to February 3, 2009, that certain auction rate securities held by the Company, totaling approximately $18,000 in par value (the ARS), had been purchased from Lehman Brothers Holdings, Inc. (Lehman). The plaintiff asserted that omission of the identity of Lehman as the seller of the ARS was material because after Lehman's bankruptcy filing, on September 15, 2008, the Company allegedly became unable to look to Lehman to repurchase the ARS at a price near par value. The complaint sought unspecified damages and unspecified equitable or injunctive relief, along with costs and attorneys' fees.

On June 15, 2009, the Court endorsed a stipulation appointing several purported shareholders of the Company, namely CLAL Finance Batucha Investment Management, Ltd., The Phoenix Insurance Company, Ltd., Excellence Nessuah Mutual Funds Management, Ltd. and Excellence Nessuah Gemel & Pension, Ltd., as Co-Lead Plaintiffs. On July 31, 2009, these Co-Lead Plaintiffs filed an amended complaint. The amended complaint dropped all claims against the individual defendants other than Joseph Papa and Judy Brown, and added a "control person" claim under Section 20(a) of the Exchange Act against the members of the Company's Audit Committee, namely Laurie Brlas, Gary Kunkle and Ben-Zion Zilberfarb. The amended complaint asserts the same statutory claims and contains the same class action allegations as the original proceeding. The amended complaint alleges that the Company should have disclosed, prior to February 3, 2009, that Lehman had sold the ARS to the Company and had provided the allegedly inflated valuation of the ARS that the Company adopted in its Form 10-Q filing for the first quarter of fiscal 2009, which was filed with the SEC on November 6, 2008. The amended complaint also alleges that some portion of the write-down of the value of the ARS that the Company recognized in the second quarter of fiscal 2009 should have been taken in the prior quarter, immediately following Lehman's bankruptcy filing. On September 28, 2009, the defendants filed a motion to dismiss all claims against all defendants. The motion to dismiss was fully briefed and submitted to the Court on December 14, 2009. During the pendency of the dismissal motion, discovery is stayed. The Company believes that the law suit is without merit and intends to defend the case vigorously.

On June 2, 2009, a purported shareholder of the Company named Bill Drinkwine filed a purported shareholder derivative complaint in the Circuit Court of Allegan County, Michigan against a number of officers and directors of the Company, including certain of the officers and directors named as defendants in the federal securities suit described above, as well as others. Like the federal securities suit, the state court complaint alleges that the Company misled investors by failing to disclose, prior to February 3, 2009, that the ARS had been purchased from Lehman and allegedly "became worthless" when Lehman filed for bankruptcy. The complaint asserts that the officer and director defendants violated their fiduciary duties to the Company by selling shares of their personally-held Perrigo stock during the five-month period between Lehman's bankruptcy filing and the Company's February 3, 2009 disclosure of the write-down of the value of the ARS. The complaint seeks to "recover" for Perrigo the proceeds received by the officer and director defendants from such stock sales.

Prior to filing the suit, on March 3, 2009, Mr. Drinkwine made a demand on the Company's Board of Directors that Perrigo bring the suit directly against the accused officers and directors. In response to that demand, the Perrigo Board appointed a committee of all independent, disinterested directors (as defined by the Michigan Business Corporation Act) to investigate Mr. Drinkwine's allegations. The committee retained independent counsel to assist it in that investigation. The committee and its counsel conducted an extensive investigation and concluded that Mr. Drinkwine's allegations are entirely without merit and, consequently, that it would not be in Perrigo's best interests for the suit to go forward. Based on the findings of that investigation, on August 24, 2009, the Company filed a motion to dismiss the complaint pursuant to Section 495 of the Michigan Business Corporation Act, which provides that when a committee of all independent, disinterested directors makes a good faith determination, based upon a reasonable investigation, that the maintenance of a derivative suit would not be in the best interests of the corporation, the court shall dismiss the derivative proceeding. The individual defendants joined in Perrigo's motion to dismiss. The dismissal motion has been fully briefed and the Court held a hearing on the motion on June 28, 2010.

In March and June of 2007, lawsuits were filed by three separate groups against both the State of Israel and the Council of Ramat Hovav in connection with waste disposal and pollution from several companies, including the Company, that have operations in the Ramat Hovav region of Israel. These lawsuits were subsequently consolidated into a single proceeding in the District Court of Beer-Sheva. The Council of Ramat Hovav, in June 2008, and the State of Israel, in November 2008, asserted third party claims against several companies, including the Company. The pleadings allege a variety of personal injuries arising out of the alleged environmental pollution. Neither the plaintiffs nor the third party claimants were required to specify a maximum amount of damages, but the pleadings allege damages in excess of $72,500, subject to foreign currency fluctuations between the Israeli shekel and the U.S. dollar. While the Company intends to vigorously defend against these claims, the Company cannot reasonably predict at this time the outcome or the liability, if any, associated with these claims.

In addition to the foregoing discussion, the Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that it has meritorious defenses to these lawsuits and/or is covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, the Company's future results of operations or cash flow could be materially impacted in a particular period.

NOTE 16 - QUARTERLY FINANCIAL DATA (unaudited)

The following table presents unaudited quarterly consolidated operating results for each of the Company's last eight fiscal quarters. This information below has been prepared on a basis consistent with the Company's audited consolidated financial statements.

Fiscal 2010	First Quarter[2]	Second Quarter[3]	Third Quarter[4]	Fourth Quarter[5]
Net sales	$528,001	$583,168	$538,306	$619,395
Gross profit	$163,994	$196,945	$185,866	$199,211
Income from continuing operations	$61,025	$53,236	$60,138	$49,698
Income (loss) from discontinued operations, net of tax	273	(2,342)	768	(250)
Net income	$61,298	$50,894	$60,906	$49,448
Earnings (loss) per share[1]:				
Basic				
Continuing operations	$0.66	$0.58	$0.66	$0.54
Discontinued operations	0.00	(0.03)	0.01	(0.00)
Basic earnings per share	$0.67	$0.56	$0.67	$0.54
Diluted				
Continuing operations	$0.65	$0.57	$0.65	$0.53
Discontinued operations	0.00	(0.03)	0.01	(0.00)
Diluted earnings per share	$0.66	$0.55	$0.66	$0.53
Weighted average shares outstanding				
Basic	92,044	91,634	91,179	91,496
Diluted	93,396	92,999	92,589	92,948

Fiscal 2009	First Quarter[6]	Second Quarter[7]	Third Quarter[8]	Fourth Quarter[9]
Net sales	$455,548	$537,203	$505,902	$508,209
Gross profit	$135,987	$146,565	$149,592	$163,853
Income from continuing operations	$38,307	$24,042	$46,469	$32,280
Income (loss) from discontinued operations, net of tax	(349)	951	(572)	2,921
Net income	$37,958	$24,993	$45,897	$35,201
Earnings (loss) per share[1]:				
Basic				
Continuing operations	$0.41	$0.26	$0.51	$0.35
Discontinued operations	(0.00)	0.01	(0.01)	0.03
Basic earnings per share	$0.41	$0.27	$0.50	$0.38
Diluted				
Continuing operations	$0.41	$0.26	$0.50	$0.35
Discontinued operations	(0.00)	0.01	(0.01)	0.03
Diluted earnings per share	$0.40	$0.27	$0.49	$0.38
Weighted average shares outstanding				
Basic	92,787	92,044	91,967	92,022
Diluted	94,568	93,587	93,153	93,290

(1) The sum of quarterly financial data may vary from the annual data due to rounding. The sum of individual per share amounts may not equal due to rounding.
(2) Includes a pre-tax charge to cost of sales of $212 associated with the step-up in value of inventory related to the distribution agreement entered into by the Company's Israeli subsidiary with a major global diagnostic company.
(3) Includes a pre-tax charge to cost of sales of $497 associated with the step-up in value of inventory related to the distribution agreement entered into by the Company's Israeli subsidiary with a major global diagnostic company and a $14,000 write-off of in-process research and development costs related to the acquisition of the ANDA from KV.
(4) Includes a pre-tax charge to cost of sales of $322 associated with the step-up in value of inventory related to the distribution agreement entered into by the Company's Israeli subsidiary with a major global diagnostic company, pre-tax charges for restructuring costs of $7,474 associated with facility closure costs in Florida and the sale of the German API facility and acquisition charges of $3,502 related to the acquisitions of PBM and Orion.
(5) Includes a $5,000 write-off of in-process research and development costs related to the acquisition of the ANDA from Novel, a pre-tax charge to cost of sales for $471 and $9,402 associated with the step-up in value of inventory related to the acquisition of Orion and PBM, respectively, $7,937 for deal costs associated with the acquisition of PBM and pre-tax charges of $2,049 associated with the sale of the German API facility.
(6) Includes a $639 loss on asset exchange.
(7) Includes pre-tax charges to cost of sales of $2,187 associated with the step-ups in value of inventory related to the Unico, Diba and JBL acquisitions, a $1,600 fixed asset impairment charge and a pre-tax charge of $279 for the write-off of in-process research and development costs related to the Diba acquisition.
(8) Includes a charge to Other expense of $15,104 for an other-than-temporary impairment loss on the ARS, as well as a pre-tax charge to cost of sales of $736 associated with the step-up in value of inventory related to the Diba acquisition.
(9) Includes $14,647 of restructuring costs related to the planned closure of the Company's German API facility.

NOTE 17 - SEGMENT AND GEOGRAPHIC INFORMATION

The Company has three reportable segments, aligned primarily by type of product: Consumer Healthcare, Rx Pharmaceuticals and API, along with an Other category. As a result of the acquisition of PBM in April 2010, the Company is currently evaluating how best to review and evaluate the operating performance of and allocate resources to its operating business units. The PBM business is currently included in the Company's Consumer Healthcare segment. The Consumer Healthcare segment includes the U.S., U.K., Mexico, and Australia operations supporting the sale of OTC pharmaceutical and nutritional products, as well as infant formulas. The Rx Pharmaceuticals segment includes the development and sale of generic prescription drug products, as well as the sale of OTC products through the prescription channel (referred to as "ORx"). The API segment includes the development and manufacturing of API products in Israel and previously in Germany. The Other category consists of the Company's Israel Pharmaceutical and Diagnostic Products operating segment. This operating segment does not individually meet the quantitative thresholds required to be a reportable segment. Prior to the third quarter of fiscal 2009, the Other category also included the Company's Israel Consumer Products operating segment, which also did not meet the quantitative thresholds required to be a reportable segment. As discussed in Note 3, beginning in the third quarter of fiscal 2009, the operating results of the Israel Consumer Products operating segment are reported as discontinued operations in the Company's consolidated statements of income and have been removed from the table below for all periods presented. The accounting policies of each segment are the same as those described in the summary of significant accounting policies set forth in Note 1.

The majority of corporate expenses, which generally represent shared services, are charged to operating segments as part of a corporate allocation. Unallocated expenses relate to certain corporate services that are not allocated to the segments. For fiscal 2010, unallocated expenses included one-time acquisition costs of $8,189 related to the acquisitions of PBM and Orion. For fiscal 2009 and 2008, unallocated expenses included a write-off of in-process research and development of $279 related to the assets acquired from Diba and $2,786 related to the assets acquired from Galpharm, respectively. During fiscal 2010, the Consumer Healthcare segment incurred restructuring charges of $699 and inventory step-up charges of $9,873. Also in the Consumer Healthcare segment, asset impairment charges of $1,600 were incurred in fiscal 2009 and restructuring charges of $2,312 were incurred in fiscal 2008, which is further discussed below in Note 18. In fiscal 2010, the Rx Pharmaceuticals segment recognized a write-off of in-process research and development of $19,000. As discussed in Note 7, in fiscal 2008, the Rx Pharmaceuticals segment recognized an intangible asset impairment charge of $10,346, as well as an acceleration of amortization expense of $3,513. In fiscal 2010, the Other category incurred $1,031 in inventory step-up charges. The API segment incurred restructuring charges of $8,824 and $14,647 for fiscal 2010 and 2009, respectively, which are further discussed below in Note 18.

Revenues generated outside the U.S. for fiscal 2010, 2009 and 2008 were $468,896, $399,609 and $463,677, respectively, primarily in Israel, the U.K., Mexico and Australia. The Company attributes revenues to countries outside of the U.S. based on the location of its customers. As of June 26, 2010 and June 27, 2009, the net book value of property and equipment located outside the U.S. was $217,000 and $130,818, respectively. Approximately $94,000 of property and equipment was located in Israel as of June 26, 2010. One customer in the Consumer Healthcare segment accounted for 23% of net sales in fiscal 2010, 23% in fiscal 2009 and 21% in fiscal 2008.

	Consumer Healthcare	Rx Pharma-ceuticals	API	Other	Unallocated expenses	Total
Fiscal 2010						
Net sales	$1,833,023	$237,648	$139,287	$58,912	-	$2,268,870
Operating income	$304,582	$50,142	$14,526	$2,696	$(36,051)	$335,895
Operating income %	16.6%	21.1%	10.4%	4.6%	-	14.8%
Total assets	$2,328,655	$424,517	$231,368	$108,196	-	$3,092,736
Capital expenditures	$41,516	$6,239	$5,336	$2,801	-	$55,892
Property and equip, net	$348,063	$21,622	$68,070	$11,161	-	$448,916
Depreciation/amortization	$41,113	$17,311	$9,707	$5,025	-	$73,156

	Consumer Healthcare	Rx Pharma-ceuticals	API	Other	Unallocated expenses	Total
Fiscal 2009						
Net sales	$1,638,770	$164,163	$136,002	$67,927	-	$2,006,862
Operating income	$233,756	$29,028	$433	$7,680	$(23,590)	$247,307
Operating income %	14.3%	17.7%	0.3%	11.3%	-	12.3%
Total assets	$1,702,205	$400,341	$244,607	$96,084	-	$2,443,237
Capital expenditures	$47,962	$3,723	$4,348	$2,722	-	$58,755
Property and equip, net	$256,396	$21,256	$63,184	$13,481	-	$354,317
Depreciation/amortization	$37,204	$17,767	$10,531	$2,354	-	$67,856
Fiscal 2008						
Net sales	$1,336,140	$161,271	$149,553	$82,957	-	$1,729,921
Operating income	$172,654	$21,386	$20,475	$7,030	$(26,687)	$194,858
Operating income %	12.9%	13.3%	13.7%	8.5%	-	11.3%
Total assets	$1,603,558	$466,688	$295,863	$119,130	-	$2,485,239
Capital expenditures	$25,729	$6,044	$9,386	$1,614	-	$42,773
Property and equip, net	$208,645	$27,270	$87,071	$15,554	-	$338,540
Depreciation/amortization	$29,608	$22,683	$12,247	$2,333	-	$66,871

NOTE 18 - RESTRUCTURING CHARGES

Florida

In the third quarter of fiscal 2010, due to an evaluation of the current capacity utilization of its U.S. warehousing facilities, the Company made the decision to close its Florida warehousing facility. In connection with this closure, it was determined that the carrying value of certain fixed assets at the location was not fully recoverable. As a result, the Company incurred a non-cash impairment charge of $155 in the Company's Consumer Healthcare segment in the third quarter of fiscal 2010 to reflect the difference between carrying value and the estimated fair value of the affected assets. In addition, the Company incurred charges of $544 related to lease termination costs. The Company does not expect to incur any additional charges related to this restructuring plan. The charges for asset impairment and lease termination costs are included in the restructuring line of the consolidated statement of income for fiscal 2010. The activity of the lease termination costs is detailed in the following table:

	Fiscal 2010 Restructuring Lease Termination
Balance at March 27, 2010	$ 544
Payments	(159)
Balance at June 26, 2010	$ 385

Germany

In the fourth quarter of fiscal 2009, the Company determined that its German API facility was no longer competitive from a global cost position. At that time, the Company did not anticipate that there would be a viable market for the sale of this facility and related operations, and accordingly, the Company planned to cease all operations at the facility during the first quarter of fiscal 2011. In connection with the planned closure of this facility, it was determined that the carrying value of certain fixed assets at the location was not fully recoverable. As a result, the Company incurred a non-cash impairment charge in its API segment of $5,735 in the fourth quarter of fiscal 2009 to reflect the difference between carrying value and the estimated fair value, based on quoted market prices, of the affected assets. An additional charge of $2,160 was recorded in the fourth quarter of fiscal 2009 related to the removal of fixed assets from the facility for transfer and sale. The Company also recorded a charge of $6,752 related to employee termination benefits for 73 employees, of which no amounts had been paid out as of June 26, 2010.

During the third quarter of fiscal 2010, however, the Company was approached by an external party who offered to buy the German API facility and related operations from the Company. As a result of the third-party offer, subsequent to the third quarter of fiscal 2010, the Company signed an agreement and closed the transaction with the third-party buyer for the sale of the German API facility and related operations.

Due to the change in its original restructuring plan, in the third quarter of fiscal 2010, the Company reversed $6,013 of certain charges it had recognized in the fourth quarter of fiscal 2009 when the restructuring plan was initially put in place. The Company reversed the $2,160 charge related to the removal of fixed assets from the facility, as well as the $3,852 charge related to employee termination benefits, because these items became the responsibility of the buyer. In addition, given that as of the end of the third quarter of fiscal 2010 the German API facility and its related operations had not yet been sold but met the held for sale criteria, in accordance with ASC 360, the Company recorded the assets at fair value less the cost to sell. As a result, the Company incurred a $12,788 charge in its API segment in the third quarter of fiscal 2010. In the fourth quarter of fiscal 2010, the Company incurred an additional $2,049 restructuring charge upon completion of the sale. The net activity of $8,824 discussed above related to the Company's German restructuring plan is included in the restructuring line of the consolidated statement of income for fiscal 2010.

United Kingdom

In the fourth quarter of fiscal 2008, due to the expected loss of future contract manufacturing business with a customer beginning in the first quarter of fiscal 2009, the Company's U.K. subsidiary made the decision to restructure its workforce in order to better align its resources based on future production needs. As a result of this restructuring plan, the Company's U.K. subsidiary recorded a charge of $1,821 in the fourth quarter of fiscal 2008 in the Company's Consumer Healthcare segment related to employee termination benefits for 108 employees, all of which had been paid as of December 26, 2009. The activity of the restructuring reserve is detailed in the following table:

	Fiscal 2009 Restructuring Employee Termination
Balance at June 28, 2008	$418
Payments	(355)
Balance at June 27, 2009	63
Payments	(63)
Balance at December 26, 2009	$ -

West Coast

In the third quarter of fiscal 2008, due to an evaluation of its current capacity utilization of its U.S. distribution facilities, as well as freight consolidation opportunities based on its customers' geographical locations, the Company made the decision to close its West Coast distribution center. In connection with this closure, it was determined that the carrying value of certain fixed assets at the location was not fully recoverable. As a result, the Company incurred a non-cash impairment charge of $151 in the Company's Consumer Healthcare segment in the third quarter of fiscal 2008 to reflect the difference between carrying value and the estimated fair value of the affected assets. In addition, the Company recorded a charge of $197 related to employee termination benefits for six employees in the third quarter of fiscal 2008, all of which was paid as of December 27, 2008. During the fourth quarter of fiscal 2008, the Company incurred charges of approximately $143 related to facility closing costs. The charges for asset impairment and employee termination benefits were included in the restructuring line of the consolidated statement of income for fiscal 2008. The charges for asset impairment, employee termination benefits and facility closing costs are included in the restructuring line of the consolidated statement of income for fiscal 2008.

NOTE 19 - COLLABORATION AGREEMENTS

The Company actively partners with other pharmaceutical companies to collaboratively develop, manufacture and market a particular product or group of products. These types of agreements are not uncommon in the pharmaceutical industry. The Company may choose to enter into these types of agreements to, among other things, leverage its or others' scientific research and development expertise or utilize its extensive marketing and distribution resources.

In April 2009, the Company entered into a joint development agreement with Medicis Pharmaceutical Corporation (Medicis). The agreement allows the Company to use its research and development know-how rights to develop a novel proprietary product. The Company recognized $3,345 in revenue during fiscal 2010 and $840 during fiscal 2009 related to the agreement. The Company may recognize additional revenue related to the same agreement in the future if certain performance criteria are achieved. Further, the Company is entitled to receive royalty payments should Medicis begin selling the product being developed.

In November 2008, the Company acknowledged the settlement of patent litigation relating to a generic to Nasacort® AQ (triamcinolone acetonide nasal spray) product brought by Sanofi-Aventis against Teva Pharmaceutical Industries Ltd. (Teva) (formerly Barr Laboratories, Inc.), a partner with the Company for this product and the holder of the ANDA. The Company will share in the costs and benefits of the settlement agreement between Teva and Sanofi-Aventis and Teva's subsequent marketing of the product under the agreement, which is expected to commence on June 15, 2011 or earlier in certain circumstances. On July 31, 2009, Teva received FDA final approval for its ANDA. This event triggered additional milestone payments for the Company that resulted in the recognition of an additional $11,500 of revenue in fiscal 2010. Previously, the Company completed certain milestones with respect to the development of this product in the second fiscal quarter of 2009 resulting in revenues recognized in the amount of $2,500.

In October 2008, the Company entered into a licensing, manufacturing and supply agreement with Medimetriks Pharmaceuticals (Medimetriks). The Company owns certain intellectual property and know-how rights related to the following dermatology products: mupirocin ointment 2% (Centany®), urea 20% and ammonium lactate 12% foam (combination foam), urea 20% and ammonium lactate 12% medicated soap/wash (combination soap). Medimetriks has experience in selling and marketing dermatology products. The Company recognized $500 and $2,000 in revenue during fiscal 2010 and 2009, respectively, related to the agreement with Medimetriks. The Company may recognize additional revenue related to the same agreement in the future if certain performance criteria are achieved. Further, the Company is entitled to receive royalty payments on sales of the products by Medimetriks.

In May 2008, the Company entered into a collaborative agreement with Cobrek Pharmaceuticals (Cobrek), a newly formed entity of Pentech Pharmaceuticals Inc. (Pentech), a privately owned company that specializes in the research and development of niche generic dosage forms. Pentech contributed its ANDA filing for a generic equivalent to Luxiq® foam, a $34,000 branded pharmaceutical product, to the agreement. The Company contributed two of its early stage generic topical pipeline products. This collaborative agreement was amended during fiscal 2009 to include two additional products. The Company recognized revenue of $750 during fiscal 2010 and $1,450 during fiscal 2009 related to the joint development of these two additional products. The parties will share the development costs and profits generated by these products, with the Company being the exclusive distributor of the collaboration products. Pentech contributed to Cobrek all of its interests in current and future ANDA filings, including a potential first-to-file on a generic version of Hectorol (doxercalciferol) injectable. The Company invested $12,500 in cash in Cobrek, accounted for on the cost method, in exchange for a minority, noncontrolling ownership position in the company.

On March 31, 2010, the FDA approved one of the pipeline products contained in the Company's agreement with Cobrek, a generic to Evoclin® foam, which had been submitted to the FDA in August 2008 with a Paragraph IV certification. Upon receipt of the FDA approval, the Company immediately commenced shipping of the product. In addition, the Company and Cobrek have reached an agreement in principle to settle the underlying Hatch-Waxman litigation brought by Stiefel Laboratories (Stiefel), a subsidiary of GlaxoSmithKline. In accordance with the terms of the settlement, the Company and Cobrek continued to ship product until April 2, 2010, which had a positive impact on the results of operations of the Company's Rx Pharmaceuticals segment in the fourth quarter of fiscal 2010. According to the terms of the settlement, the Company has taken a royalty-bearing license under patents owned or controlled by Stiefel. The Company will be permitted to recommence shipments of the product on or after October 1, 2010.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of June 26, 2010, the Company's management, including its Chief Executive Officer and its Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all material information relating to the Company and its consolidated subsidiaries required to be included in the Company's periodic SEC filings would be made known to them by others within those entities in a timely manner and that no changes are required at this time.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company has included a report of management's assessment of the design and effectiveness of its internal control as part of this Form 10-K. The independent registered public accounting firm of Ernst & Young LLP also attested to, and reported on, the effectiveness of the Company's internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in this Form 10-K under the captions entitled "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

In connection with the evaluation by the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the Company's internal control over financial reporting pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934, no changes during the quarter ended June 26, 2010 were identified that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company acquired PBM Holdings, Inc (PBM) on April 30, 2010. Because the acquisition was completed in the fourth quarter of the Company's fiscal year, management was unable to perform the necessary level of documentation and testing to provide a formal report assessing the effectiveness of PBM's internal control over financial reporting. Therefore, management has excluded from the evaluation of internal control over financial reporting the internal controls of PBM as permitted by Securities and Exchange Commission Staff interpretive guidance for newly acquired businesses. As of June 26, 2010, PBM's total assets represented 27% of the Company's consolidated total assets. Net sales represented 2% of the Company's consolidated net sales for fiscal 2010.

Item 9B. Other Information.

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

(a) Directors of the Company.
This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Proposal 1 - Election of Directors".

(b) Executive Officers of the Company.
See Part I, Additional Item of this Form 10-K.

(c) Audit Committee Financial Expert.
This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Board and Committee Membership".

(d) Identification and Composition of the Audit Committee.
This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Board and Committee Membership".

(e) Compliance with Section 16(a) of the Exchange Act.
This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Section 16(a) Beneficial Ownership Reporting Compliance".

(f) Code of Ethics.
This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Corporate Governance".

Item 11. Executive Compensation.

This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the headings "Executive Compensation", "Compensation Committee Report", "Potential Payments Upon Termination or Change in Control" and "Director Compensation".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Ownership of Perrigo Common Stock". Information concerning equity compensation plans is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Equity Compensation Plan Information".

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Certain Relationships and Related Party Transactions" and "Corporate Governance".

Item 14. Principal Accountant Fees and Services.

This information is incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting under the heading "Proposal 2 – Ratification of Our Independent Registered Public Accounting Firm".

PART IV.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed or incorporated by reference as part of this Form 10-K:

1. All financial statements. See Index to Consolidated Financial Statements.

2. Financial Schedules.
   Schedule II - Valuation and Qualifying Accounts.
   Schedules other than the one listed are omitted because the required information is included in the footnotes, immaterial or not applicable.

3. Exhibits:

2.1 Agreement and Plan of Merger, dated as of November 14, 2004, among Perrigo Company, Agis Industries (1983) Ltd. and Perrigo Israel Opportunities Ltd., incorporated by reference from Appendix A to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574) filed and declared effective on February 14, 2005.

2.2 Merger Agreement, dated as of March 22, 2010, by and among PBM Holdings, Inc., PBM Nutritionals, LLC, Perrigo Company, Pine Holdings Merger Sub, Inc., Pine Nutritionals Merger Sub, Inc., and PBM Stakeholders, LLC, as the Stakeholders' Representative, incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on March 24, 2010.

3.1 Amended and Restated Articles of Incorporation of Perrigo Company, as amended, incorporated by reference from Exhibit 3(a) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on February 2, 2005.

3.2 Restated Bylaws of Perrigo Company, as amended through June 1, 2009, incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on June 2, 2009.

4.1 Registration Rights Agreement, dated as of November 14, 2004, between Perrigo Company and Moshe Arkin, incorporated by reference from Appendix H to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574) filed on February 11, 2005.

10.1* Registrant's 2003 Long-Term Incentive Plan, effective October 29, 2003, as amended, incorporated by reference from the Appendix to the Registrant's Proxy Statement (No. 000-19725) for its 2003 Annual Meeting of Shareholders filed on September 26, 2003.

10.2* Registrant's Employee Stock Option Plan, as amended, incorporated by reference from Exhibit 10(b) to the Registrant's Annual Report on Form 10-K (No. 000-19725) filed on September 18, 2002.

10.3* Registrant's 1989 Non-Qualified Stock Option Plan for Directors, as amended, incorporated by reference from Exhibit B to the Registrant's Proxy Statement (No. 000-19725) for its 1997

Annual Meeting of Shareholders, as amended at the Annual Meeting of Shareholders on October 31, 2000.

10.4* Registrant's Restricted Stock Plan for Directors, dated November 6, 1997, incorporated by reference from Exhibit 10(g) to the Registrant's Annual Report on Form 10-K (No. 000-19725) filed on October 6, 1998.

10.5* Registrant's Nonqualified Deferred Compensation Plan, dated December 31, 2001, as amended, incorporated by reference from Exhibit 10(m) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on January 24, 2002.

10.6* Registrant's Restricted Stock Plan for Directors II, dated August 14, 2001, incorporated by reference from Exhibit 10(l) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on October 23, 2001.

10.7* Employment Agreement, dated as of November 14, 2004, among Perrigo Company, Agis Industries (1983) Ltd. and Refael Lebel, incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on March 22, 2005.

10.8 Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Bank Leumi USA, as syndication agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as documentation agents, incorporated by reference from Exhibit 10(b) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 5, 2005.

10.9 Letter of Undertaking of Perrigo Israel Holdings Ltd., dated March 16, 2005, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 5, 2005.

10.10 Cash Collateral Pledge Agreement, dated as of March 16, 2005, between Perrigo International, Inc., as Pledgor, and Bank Hapoalim B.M, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 5, 2005.

10.11 Guaranty of Perrigo International, Inc., dated March 16, 2005, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 5, 2005.

10.12 Contract, dated as of December 19, 2001, between Arkin Real Estate Holdings (1961) Ltd. and Agis Industries (1983) Ltd., incorporated by reference from Exhibit 10(f) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 5, 2005.

10.13* Form of Non-Qualified Stock Option Agreement, incorporated by reference from Exhibit 10(a) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on February 2, 2005.

10.14 Nominating Agreement, dated as of November 14, 2004, between Perrigo Company and Moshe Arkin, incorporated by reference from Appendix F to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574) filed and declared effective on February 14, 2005.

10.15 Amendment to Nominating Agreement, dated as of July 12, 2005, between Perrigo Company and Moshe Arkin, incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on July 18, 2005.

10.16 Amendment No. 2 to Nominating Agreement, dated as of September 10, 2005, between Perrigo Company and Moshe Arkin, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on September 14, 2005.

10.17 First Amendment, dated as of September 30, 2005, to Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from Exhibit 10(a) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on October 27, 2005.

10.18 Foreign Subsidiary Borrower Agreement, dated as of September 26, 2005, among Chemagis (Germany) GmbH, Perrigo Company and JPMorgan Chase Bank, N.A., as Administrative Agent, pursuant to the Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from Exhibit 10(b) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on October 27, 2005.

10.19* Amendment to the 2003 Long-Term Incentive Plan, effective as of October 28, 2005, incorporated by reference from Exhibit 10(a) to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on November 3, 2005.

10.20* Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on August 22, 2006.

10.21* Employment Agreement, dated as of September 8, 2006, by and between Perrigo Company and Joseph C. Papa, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on September 12, 2006.

10.22 Second Amendment, dated as of October 30, 2006, to Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., LaSalle Bank Midwest National Association, formerly known as Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on November 2, 2006.

10.23* Form of Indemnity Agreement, incorporated by reference from Exhibit 10(d) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on November 9, 2006.

10.24* Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10(a) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on February 1, 2007.

10.25* Registrant's 2003 Long-Term Incentive Plan, as amended as of February 7, 2007, incorporated by reference from Exhibit 10(a) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 8, 2007.

10.26* Form of Restricted Stock Agreement (Under the Registrant's 2003 Long-Term Incentive Plan), incorporated by reference from Exhibit 10(c) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 8, 2007.

10.27* Form of Long-Term Incentive Award Agreement (Under the Registrant's 2003 Long-Term Incentive Plan), incorporated by reference from Exhibit 10(d) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 8, 2007.

10.28* Form of Restricted Stock Agreement (For Approved Section 102 Awards), incorporated by reference from Exhibit 10(e) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 8, 2007.

10.29* Form of 2006 Long-Term Incentive Award Agreement, For Approved Section 102 Awards (Under the Registrant's 2003 Long-Term Incentive Plan), incorporated by reference from Exhibit 10(f) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 8, 2007.

10.30* Form of 2006 Long-Term Incentive Award Agreement (Under the Registrant's 2003 Long-Term Incentive Plan), incorporated by reference from Exhibit 10(g) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 8, 2007.

10.31* Registrant's Nonqualified Deferred Compensation Plan, as amended as of October 10, 2007 and effective January 1, 2007, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on October 11, 2007.

10.32 Third Amendment, dated as of July 31, 2007, to Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers named therein, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., LaSalle Bank Midwest National Association and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 6, 2008.

10.33 Fourth Amendment, dated as of January 8, 2008, to Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers named therein, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., LaSalle Bank Midwest National Association and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 6, 2008.

10.34 Fifth Amendment, dated as of April 22, 2008, to Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers named therein, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., LaSalle Bank Midwest National Association and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on April 25, 2008.

10.35 Term Loan Agreement, dated as of April 22, 2008, with JPMorgan Chase Bank, N.A., as administrative agent, RBS Citizens, N.A., as syndication agent, and the Lenders party thereto, incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on April 25, 2008.

10.36* Amendment to Employment Agreement, dated as of May 1, 2008, by and between Perrigo Company, Perrigo Israel Pharmaceuticals, Ltd., and Refael Lebel, incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 6, 2008.

10.37* Noncompetition and Nondisclosure Agreement, dated as of May 1, 2008, by and between Perrigo Company, Perrigo Israel Pharmaceuticals, Ltd., and Refael Lebel, incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 6, 2008.

10.38* Consulting Agreement, dated as of May 1, 2008, by and between Perrigo Company, Moshe Arkin, and M. Arkin Ltd., incorporated by reference from Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on May 6, 2008.

10.39 Master Note Purchase Agreement, dated as of May 29, 2008, among Perrigo Company and the Purchasers listed therein, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on May 30, 2008.

10.40* Employment Agreement, dated as of November 14, 2004, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(xx) to the Registrant's Annual Report on Form 10-K filed on August 18, 2008.

10.41* Amendment to Employment Agreement, dated as of March 17, 2005, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(yy) to the Registrant's Annual Report on Form 10-K filed on August 18, 2008.

10.42* Addendum to Employment Agreement between Sharon Kochan, Perrigo Company and Agis Industries (1983) Ltd., dated as of July 16, 2007, by and between Perrigo Company and Sharon Kochan, incorporated by reference from Exhibit 10(zz) to the Registrant's Annual Report on Form 10-K filed on August 18, 2008.

10.43* Registrant's Annual Incentive Plan, adopted November 4, 2008, incorporated by reference from the Registrant's Proxy Statement (No. 000-19725) for its 2008 Annual Meeting of Shareholders filed on October 1, 2008.

10.44* Registrant's 2008 Long-Term Incentive Plan, adopted November 4, 2008, incorporated by reference from Exhibit 10(b) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on February 3, 2009.

10.45* Forms of Non-Qualified Stock Option Agreement pursuant to Registrant's 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(c) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on February 3, 2009.

10.46* Forms of Restricted Stock Agreement pursuant to Registrant's 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(d) to the Registrant's Quarterly Report on Form 10-Q (No. 000-19725) filed on February 3, 2009.

10.47* Forms of Non-Qualified Stock Option Agreement pursuant to Registrant's 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.49 to the Registrant's Annual Report on Form 10-K filed on August 18, 2009.

10.48* Forms of Restricted Stock Unit Award Agreement pursuant to Registrant's 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.50 to the Registrant's Annual Report on Form 10-K filed on August 18, 2009.

10.49 Annex to Lease, dated January 19, 2008, between Arkin Real Estate Holdings (1961) Ltd. and Agis Industries (1983) Ltd., incorporated by reference from Exhibit 10.51 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2010.

10.50* Employment Offer Letter, dated as of March 22, 2010, from Perrigo Company to Paul B. Manning, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 24, 2010.

10.51* Non-Competition Agreement, dated as of March 22, 2010, by and between Perrigo Company and Paul B. Manning, incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 24, 2010.

10.52 First Supplement to Master Note Purchase Agreement, dated as of April 30, 2010, by and between Perrigo Company and the Purchasers listed therein, incorporated by reference from Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on May 5, 2010.

18.1 Preferability letter from Ernst & Young LLP on change in date of annual goodwill and indefinite-lived intangible assets impairment testing performed by the Company, incorporated by reference from Exhibit 18.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2010.

21 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

23.2 Consent of BDO USA, LLP.

24 Power of Attorney (see signature page).

31 Rule 13a-14(a) Certifications.

32 Section 1350 Certifications.

* Denotes management contract or compensatory plan or arrangement.

(b) Exhibits.
The response to this portion of Item 15 is submitted as a separate section of this Report. See Item 15(a)(3) above.

(c) Financial Statement Schedules.
The response to this portion of Item 15 is submitted as a separate section of this Report. See Item 15(a)(2) above.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

PERRIGO COMPANY
(in thousands)

Description	Balance at Beginning of Period	Net Bad Debt Expenses	Deductions[1]	Balance at End of Period
Year Ended June 28, 2008:				
Allowances deducted from asset accounts:				
Allowances for doubtful accounts	$6,860	$113	$(538)	$7,511
Year Ended June 27, 2009:				
Allowances deducted from asset accounts:				
Allowances for doubtful accounts	$7,511	$5,098	$1,215	$11,394
Year Ended June 26, 2010:				
Allowances deducted from asset accounts:				
Allowances for doubtful accounts	$11,394	$(3,762)	$(25)	$7,657

(1) Uncollectible accounts charged off, net of recoveries. Includes effects of changes in foreign exchange rates.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K for the fiscal year ended June 26, 2010 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Allegan, State of Michigan on the 12th of August 2010.

PERRIGO COMPANY

By: /s/ Joseph C. Papa
Joseph C. Papa
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Joseph C. Papa, Judy L. Brown and Todd W. Kingma and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this Annual Report on Form 10-K for the fiscal year ended June 26, 2010 necessary or advisable to enable Perrigo Company to comply with the Securities Exchange Act of 1934, any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the report as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K for the fiscal year ended June 26, 2010 has been signed below by the following persons on behalf of the registrant and in the capacities indicated on August 12, 2010.

Signature	Title
/s/ Joseph C. Papa Joseph C. Papa	President and Chief Executive Officer (Principal Executive Officer and Chairman of the Board)
/s/ Judy L. Brown Judy L. Brown	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
/s/ Moshe Arkin Moshe Arkin	Director
/s/ Laurie Brlas Laurie Brlas	Director
/s/ Gary M. Cohen Gary M. Cohen	Director
/s/ David T. Gibbons David T. Gibbons	Director
/s/ Ran Gottfried Ran Gottfried	Director
/s/ Ellen R. Hoffing Ellen R. Hoffing	Director
/s/ Michael J. Jandernoa Michael J. Jandernoa	Director
/s/ Gary K. Kunkle, Jr. Gary K. Kunkle, Jr.	Director
/s/ Herman Morris, Jr. Herman Morris, Jr.	Director
/s/ Ben-Zion Zilberfarb Ben-Zion Zilberfarb	Director

EXHIBIT INDEX

Exhibit	Document
21	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of BDO USA, LLP.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certifications.

Exhibit 21

PERRIGO SUBSIDIARIES

Name of Subsidiary	State/Country of Incorporation
L. Perrigo Company	Michigan
Perrigo Pharmaceuticals Company	Michigan
Perrigo International Inc.	Michigan
Perrigo Company of South Carolina Inc.	Michigan
Perrigo Sales Corporation	Michigan
Perrigo International Holdings Inc.	Michigan
Perrigo Research and Development Company	Michigan
Perrigo Holland, Inc.	Michigan
PJET, Inc.	Michigan
Perrigo Sourcing Solutions, Inc.	Michigan
Perrigo New York, Inc.	Delaware
Perrigo International Holdings II, Inc.	Delaware
Perrigo LLC	Delaware
Perrigo China Business Trustee, LLC	Delaware
Perrigo Mexico Investment Holdings LLC	Delaware
Perrigo Receivables LLC	Delaware
PBM Holdings, Inc.	Delaware
PBM Nutritionals, LLC	Delaware
PBM Products, LLC	Delaware
PBM Foods, Inc.	Delaware
PBM International Holdings, Inc.	Delaware
PBM Canada Holdings, Inc.	Delaware
PBM Mexico Holdings, Inc.	Delaware
PBM China Holdings, LLC	Delaware
PBM Covington, LLC	Delaware
Perrigo Company of Tennessee Inc.	Tennessee
Perrigo Iowa, Inc.	Iowa
Perrigo Florida, Inc.	Florida
ChemAgis USA Inc.	New Jersey
Perrigo de Mexico S.A. de C.V.	Mexico
Quimica y Farmacia S.A. de C.V.	Mexico
Laboratorios DIBA S.A.	Mexico
Perrigo Mexico Holding S.A. de C.V.	Mexico
PBM Products Mexico S de RL de CV	Mexico
Servicios PBM S de RL de CV	Mexico
Perrigo do Brasil LTDA	Brazil
Wrafton Laboratories Limited	United Kingdom
Perrigo UK Acquisition Limited	United Kingdom
Wrafton Trustees Limited	United Kingdom
Perrigo Ventures Limited Partnership	United Kingdom
Perrigo UK FINCO Limited Partnership	United Kingdom
Galpharm Healthcare Ltd.	United Kingdom
Galpharm International LTD.	United Kingdom
Healthy Ideas Ltd.	United Kingdom
Kiteacre Ltd.	United Kingdom
Brunel Pharma Ltd.	United Kingdom
Perrigo Israel Holdings Ltd.	Israel

Perrigo Israel Pharmaceuticals Ltd.	Israel
Chemagis Ltd.	Israel
Perrigo Israel Opportunities II Ltd.	Israel
Elite Soap Manufacturers (1986) Ltd	Israel
Vesteck Ltd.	Israel
Arginet Investments and Property (2003) Ltd.	Israel
Agis Investments (2000) Ltd.	Israel
Perrigo Israel Agencies Ltd. (fka Agis Commercial Agencies, Ltd.)	Israel
Dovechem Ltd.	Israel
Neca Chemicals (1952) Ltd.	Israel
Neca Marketing (1983) Ltd.	Israel
Pharma Clal Ltd.	Israel
Neca Cosmetics Products (1990) Ltd.	Israel
Perrigo Israel Trading Limited Partnership	Israel
Perrigo Laboratories India Private Ltd.	India
Chemagis India Private Ltd.	India
Perrigo API (India)	India
ChemAgis B.V.	Netherlands
Perrigo Netherlands BV	Netherlands
Perrigo Israel Holdings II BV	Netherlands
Perrigo Netherlands FINCO I Cooperatief U.A.	Netherlands
Perrigo Netherlands FINCO II B.V.	Netherlands
Perrigo Trading (Shanghai) Co. Ltd.	China
Perrigo China Business Trust	China
PBM (Guangzhou) Nutritionals Co. Ltd.	China
Perrigo Denmark K/S	Denmark
Perrigo Asia Holding Company	Mauritius
Perrigo Australian Holding Company I PTY Limited	Australia
Perrigo Australian Holding Company II PTY Limited	Australia
Orion Laboratories PTY Limited	Australia
Orion Laboratories NZ Ltd	New Zealand

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-46262, 33-46264, 33-46265, 333-101204, 333-101205, 333-118194, 333-136639, 333-141101 and 333-157082) pertaining to various stock incentive plans of Perrigo Company of our reports dated August 12, 2010, with respect to the consolidated financial statements and schedule of Perrigo Company, and the effectiveness of internal control over financial reporting of Perrigo Company, included in this Annual Report (Form 10-K) for the fiscal year ended June 26, 2010.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
August 12, 2010

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements for Perrigo Company's 1988 Employee Incentive Stock Option Plan as amended (Registration Nos. 33-46265 and 333-101205), 1989 Non-qualified Stock Option Plan for Directors as amended (Registration Nos. 33-46264 and 333-101204), 2003 Long-Term Incentive Plan (Registration Nos. 333-118194 and 333-136639), L. Perrigo Investment Plan and Trust (Registration No. 33-46262), Profit-Sharing and Investment Plan (Registration No. 333-141101) and 2008 Long-Term Incentive Plan (Registration No. 333-157082) of our report dated August 18, 2008, except Note 3 as it pertains to fiscal year 2008, which is as of August 17, 2009, relating to the consolidated financial statements and financial statement schedule, which appears in this Form 10-K.

By: /s/ BDO USA, LLP
BDO USA, LLP (formerly known as BDO Seidman, LLP)

Grand Rapids, Michigan
August 12, 2010

Exhibit 31

CERTIFICATION

I, Joseph C. Papa, certify that:

1. I have reviewed this annual report on Form 10-K of Perrigo Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 12, 2010

/s/ Joseph C. Papa
Joseph C. Papa
Chairman, President and Chief Executive Officer

Exhibit 31

CERTIFICATION

I, Judy L. Brown, certify that:

1. I have reviewed this annual report on Form 10-K of Perrigo Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 12, 2010

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer

Exhibit 32

The following statement is being made to the Securities and Exchange Commission solely for the purposes of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1349), which carries with it certain criminal penalties in the event of a knowing or willful misrepresentation.

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re: Perrigo Company

Ladies and Gentlemen:

In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1349), each of the undersigned hereby certifies that:

(i) this Annual Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of Perrigo Company.

Dated as of this 12th day of August, 2010.

/s/ Joseph C. Papa
Joseph C. Papa
Chairman, President and
Chief Executive Officer

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer

Shareholder Information

Directors



Moshe Arkin
Former Vice Chairman,
Perrigo Company
Director since 2005



Laurie Brlas
Executive Vice President,
Chief Financial Officer,
Cliffs Natural Resources, Inc.
Director since 2003



Gary M. Cohen
Executive Vice President,
Becton, Dickinson
and Company
Director since 2003



David T. Gibbons
Former Chairman
of the Board,
Perrigo Company
Director since 2000



Ran Gottfried
Consultant and Director
for public and private
companies in Israel
Director since 2006



Ellen R. Hoffing
Chief Operating Officer
and Co-President,
Neos Therapeutics
Director since 2008



Michael J. Jandernoa
Former Chairman
of the Board,
Perrigo Company
Director since 1981



Gary K. Kunkle, Jr.
Retired Chairman and
Chief Executive Officer,
DENTSPLY International Inc.
Director since 2002



Herman Morris, Jr.
City Attorney of the
City of Memphis,
Memphis, Tennessee
Director since 1999



Joseph C. Papa
Chairman, President and
Chief Executive Officer,
Perrigo Company
Director since 2006



Ben-Zion Zilberfarb
Professor of Economics
at Bar-Ilan University
and consultant
Director since 2007

Executive Officers

Joseph C. Papa
Chairman, President and
Chief Executive Officer

Judy L. Brown
Executive Vice President and
Chief Financial Officer

Thomas M. Farrington
Senior Vice President and
Chief Information Officer

John T. Hendrickson
Executive Vice President,
Global Operations and Supply Chain

Todd W. Kingma
Executive Vice President,
General Counsel and Secretary

Sharon Kochan
Executive Vice President, U.S. Generics

Refael Lebel
Executive Vice President and President,
Perrigo Israel

Paul B. Manning
Executive Vice President,
General Manager PBM

Jeffrey R. Needham
Executive Vice President,
General Manager Consumer Healthcare

Dr. Jatin Shah
Senior Vice President and
Chief Scientific Officer

Michael R. Stewart
Senior Vice President,
Global Human Resources

Dr. Louis W. Yu
Senior Vice President,
Global Quality and Compliance

Share Information

Perrigo Company common stock is traded on The NASDAQ Global Select Market® and the Tel Aviv Stock Exchange (TASE) under the symbol PRGO. Shares outstanding at June 26, 2010: 91,694,299

Annual Meeting

The Annual Meeting of Shareholders will be held at the Allegan County Area Technical & Education Center, 2891 116th Avenue (M-222), Allegan, Michigan, on October 27, 2010, at 10:00 a.m. (EST)

Independent Accountants

Since Fiscal 2009
Ernst & Young LLP
Grand Rapids, Michigan

Fiscal 2008
BDO USA, LLP
(Formerly known as BDO Seidman, LLP)
Grand Rapids, Michigan

Fiscal 2010 Cash Dividend Data

Fiscal Quarter	Record Date	Payable Date	Per Share Amount
1st	8/28/09	09/15/09	$0.0550
2nd	11/27/09	12/15/09	$0.0625
3rd	2/26/10	3/16/10	$0.0625
4th	5/28/10	6/15/10	$0.0625

Shareholder Account Information

Shareholders with requests for information regarding their share position, stock certificates, address changes and other related matters should contact:

Computershare
P.O. Box 43078
Providence, RI 02940
(800) 622-6757

Financial Information

Annual reports, news releases, earnings announcements, dividend announcements, Form 10-K, 10-Q and 8-K reports and other financial information may be obtained by visiting the investor relations section of our Web site: www.perrigo.com/investors.

Investor Relations Contacts

Arthur J. Shannon
Vice President – Investor Relations
and Global Communications
(269) 686-1709

Dan Willard
Manager – Investor Relations
and Global Communications
(269) 686-1597

Creative services by
Strategic Communication Advisors
and Anderson Design
Grand Rapids, Michigan

PERRIGO®

515 Eastern Avenue
Allegan, Michigan 49010
(269) 673-8451
www.perrigo.com